Exhibit 1

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The following document is an unofficial translation provided for the convenience of our English speaking readers.

                                deux mille trois

                                                                             Bau

                                                     2003 ANNUAL REPORT    HAVAS

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                               [GRAPHIC OMITTED]

02- The Businesses 03- Profile 04- Letter from the Chairman and Chief Executive Officer 08- Key Figures 10- The Strategic Reorganization and Restructuring Program 11- The Operational Efficiency Program 12- Sustainable Development 26-Creative Review 28- Business Review 34- Corporate Governance 54- Results and Financial Position 61- Consolidated Financial Statements 97- Statutory Accounts 124- Resolutions 143- Additional Information 175- History of the Company Flap-Group organization chart

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                               [GRAPHIC OMITTED]

Welcome

      to the new corporate headquarters of Havas in Suresnes (suburb west of Paris), inaugurated in April 2003. Havas has moved into the former Coty perfume factory, a building steeped in history on the Seine riverfront.

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The Businesses

Havas is organized to favor the delivery of seamless, integrated communication services to clients worldwide. Through our three divisions, we cover a wide range of communication consulting capabilities.

Advertising

Defining the nature and content of advertising messages delivered in words and images via television, print, radio and display media to promote products and brands.

Specialized communications services

o Direct Marketing: communication and information management techniques used to develop, leverage and maintain a direct, measurable contact between the message sender and the target.

o Sales Promotion: communications process used to induce purchases, promote consumer loyalty, revive interest in a product, support retailing events or respond to a competitor's campaign.

o Corporate Communications: communications related to a company, its employees, values, corporate identity, or performance, designed primarily to make the company better known, raise its profile or improve its image among suppliers, banks and investors, and to support internal communications.

o Internal Communications: communications designed to disseminate important internal information, motivate employees and foster a sense of belonging.

o Sponsorship a communications technique, relatively new outside the United States, which consists of associating a brand with a television program.

o Design: a communications technique for increasing sales of products and services by enhancing the design of a product, its packaging, the corporate identity of the producer or the architecture of sales outlets.

o Human Resources Consulting: internal and external communications that create employer brand value for recruitment, training and career opportunities.

o New communications techniques: interactive, online and offline multimedia communications services, particularly datamining and e-mail, used to establish direct bilateral communications between a company and its customers.

Media expertise and media buying

Media expertise covers all the research and techniques that help advertisers obtain "more value for money", by selecting the right media to reach the greatest number of readers, listeners or viewers in the target population. Media expertise has become increasingly important with the growth of television advertising, because of the size of TV advertising budgets and the complexity of viewer data.

Media expertise and buying give the advertiser:

- qualitative services, to optimize the effectiveness of purchased space, adapted to the target population;

- quantitative services, in the form of lower costs.


2
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HAVAS

A global advertising and communications group, headquartered in Paris, Havas is a multicultural organization conducting business through three operating divisions.

Alain de Pouzilhac Chairman and Chief Executive Officer

2, allee de Longchamp - 92281 Suresnes Cedex - France www.havas.com - Tel.: +33 (0)1 58 47 90 00 - Fax: +33 (0)1 58 47 99 99

EURO RSCG WORLDWIDE   [GRAPHIC OMOIITED]

70%* A global integrated advertising communications network headquartered in New York, Euro RSCG is present in more than 75 countries through its network of agencies in Europe, North America, Latin America and the Asia Pacific region.

      Jim Heekin Chairman and Chief Executive Officer, Euro RSCG Worldwide

      350 Hudson Street - New York, NY 10014 - USA www.eurorscg.com - Tel.: +1 (212) 886 2000 - Fax: +1 (212) 886 2016

arnold worldwide partners

14%* A creatively driven network with headquarters in Boston and a strong local presence in the United States, Canada, the United Kingdom, Spain, France, Italy, Australia and China.

      Ed Eskandarian Chairman and Chief Executive Officer, Arnold Worldwide Partners

      101 Huntington Avenue - Boston, MA 02199 - USA www.arnoldworldwidepartners.com - Tel.: (+1 (617) 587 8000 -
      Fax: +1 (617) 587 8070

      MPG
MEDIA PLANNING GROUP

16%* MPG is a global media consultancy based in Barcelona and primarily active in Europe, Latin America and the United States. It also specializes in sports marketing services.

      Fernando Rodes Vila Chief Executive Officer

      Doctor Fleming N. 17 - 08017 Barcelona - Spain www.mpg.com - Tel.: +34 (93) 306 8900 - Fax: +34 (93) 414 7213

*Percentage of 2003 revenue by division (excluding companies closed, sold or to be sold).

---------------
Letter from the
  Chairman and          Alain de Pouzilhac
Chief Executive
    Officer
---------------

Dear shareholders, we know our 2003 results were disappointing. However, this moment of passing weakness is now behind us. The aggressive actions taken in the second half of last year are beginning to have a positive impact, as the economic environment is becoming more favorable.

      In 2003, the global economy remained depressed, with the war in Iraq and the SARS epidemic adding to the climate of uncertainty and tension. The global advertising market expanded only slightly, after contracting 7% in 2001 and remaining flat in 2002. Never has our industry experienced such a long crisis, with such erratic demand and such a lack of visibility concerning the short-term outlook.

      As soon as the war in Iraq began, many of our clients, mainly in the United States and Britain, called a temporary halt to their spending on marketing services. This was followed by a worsening of the economic situation in Europe, and although the US economy rallied in the second half, this was not enough to offset the European slowdown. At the same time, European companies with significant operations in the dollar zone, such as Havas, were badly affected by the euro's sharp rise against the US currency. In this difficult environment, our performance fell short of our growth and profitability targets. Revenue declined 5.7% on a comparable basis to (euro)1,645 million, while operating margin contracted to 8.3% from 11.5% in 2002. The decline in operating margin was mainly due to poor forecasting from Euro RSCG, which at a late stage in the year turned out to be over-optimistic. Revenues were therefore lower than anticipated, resulting in a cost structure that was too high. Margins were further weakened by the underperformance of the 50 companies identified as holding back the Group's revenue and earnings growth. There will be no repeat of this exceptional situation in 2004.

      Financial restructuring. This is because in the second half, we implemented a far reaching financial restructuring and strategic reorganization plan, which has reduced our compensation costs by (euro)94 million in 2004. We have also freed up 70,000 square meters of office space in 40 buildings for sub-letting, thereby helping to significantly reduce overheads. New cost-cutting measures, which also concern information systems and general purchases, have also been undertaken and will be pursued throughout the year. In the same spirit, we have created an Efficiency and Productivity Department responsible for designing and implementing a multi-year cost savings plan. This is a clear indication of our determination to focus the energy and efforts of all our employees on containment costs.


4
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To revitalize our competitiveness, a new organization has been put in place.


                               [GRAPHIC OMITTED]

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Havas has positioned itself to return to a dynamic of growth and a sustainable improvement in profitability.

      Lastly, we paid back (euro)22 million in debt, despite the (euro)50 million payment to buy back the put feature of the OCEANE 2009 bonds. The buyback had the effect of rescheduling the maturity date to January 1, 2009 and increasing the likelihood of the bonds being converted.

      Strategic reorganization: The strategic reorganization was necessary in order to respond to emerging client needs and to address structural changes in the advertising market.

      These include:

      1) The need to develop, worldwide, ever more creative and innovative integrated communications solutions combining traditional advertising and marketing services with winning ideas and media coordination.

      2) The increasing importance of return on investment. Clients are legitimately seeking robust, reliable measures of the impact of their advertising spend. It is up to us to step up development of the tools required to demonstrate effectiveness.

      3) The need for higher productivity in the face of price pressure and growing demand for additional services, which is leading us to improve our responsiveness and flexibility.

      4) The demand for exclusivity in the global relationship between clients and communication groups, as opposed to networks.

      We've carried out this strategic reorganization and restructuring without affecting our ability to: win

      - new global and regional clients

      recruit

      - new talent

      enhance

      - our reputation for creative quality and innovation. This demonstrates that last year's disappointing results were exceptional and not structural.

      New business. In 2003, we continued to win new business, in particular global and pan-regional accounts. In fact, Havas was ranked fourth in global and pan-regional business wins in 2004*, generating almost twice the volume won by our nearest rival, WPP. These wins enabled us to turn in a strong new business performance, with such significant new accounts as Intel Centrino, Polaroid, Carrefour and France Telecom.

      New Talent. To improve further the quality of our services, we continued to attract new talent to strengthen our existing capabilities. New appointments included Jim Heekin as Chairman and Chief Executive Officer of Euro RSCG Worldwide, as well as the new creative directors and chief executives for Arnold New York and Arnold Spain. These men and women have joined us with a commitment to revitalizing our growth


*According to Advertising Age, Global and Pan Regional Ranking,
December 15, 2003


6
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      by leveraging our multicultural approach and entrepreneurial values.

      An outstanding year creatively. 2003 was our best year ever in terms of creative awards. The Peugeot 206 film "The Sculptor" won the most awards of any commercial in the world in 2003 and was judged Best TV Campaign of the Year. It was also the most clicked-on ad on the Internet. Evian's "Water Boy" commercial was the best-loved and best-recognized TV commercial in France. Euro RSCG was the only global network to win awards at Cannes in every communication discipline, demonstrating the excellence and competitiveness of its integrated communications solutions. In addition, the Gunn Report ranked Arnold fourth in the world for creative performance.

      Going forward, we now need to restore our sustainable growth momentum.

      As we move into 2004, the economic environment appears to be improving, although we don't expect to see any real recovery in global advertising spend. Market growth forecasts for traditional advertising and integrated communications point to a more than 4% increase in 2004, with a 14% rise in spending on interactive marketing services, a segment in which Havas is the world leader with Euro RSCG 4D.**

      While it is still unclear whether a genuine recovery is on the way, whatever the environment, Havas has positioned itself to return to a dynamic of growth and a sustainable improvement in profitability. We will continue to invest in the resources and capabilities needed to develop new creative ideas and leverage our talents, in a commitment to immediately recovering our rightful place in the industry.

      After an extremely difficult 2003, the time has come for Havas to get back onto the offensive.


                                            /s/ Alain de Pouzilhac

                                                              Alain de Pouzilhac
                                            Chairman and Chief Executive Officer

**Interactive Quarterly, Adweek, February 23, 2004.


                                                                               7

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-------
  Key
figures
-------

                2003 revenue by division
                (excluding companies closed, sold or to be sold)

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                         70%   Euro RSCG Worldwide

                         16%   MPG

                         14%   Arnold Worldwide Partners

Key figures for 2003 are based on major indicators for the year and compared with the previous year's performance.

--------------------------------------------------------------------------------

                Operating cash flow and net
                investment in fixed assets
                in (euro)millions

                               [GRAPHIC OMITTED]

    [The following table was depicted as a bar chart in the printed material.]

                                         1999     2000    2001    2002    2003
                                         ----     ----    ----    ----    ----
       Operating cash flow                146      240     125     197     22
       Net investment in fixed assets     341      309     308     171     81

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

                Average number
                of employees

                                           2001         2002       2003
                                           ----         ----       ----
                Europe                    10,959       10,430      8,055
                Latin America              1,138        1,107      1,296
                North America              6,336        5,588      5,409
                Asia Pacific               1,940        1,739      1,583

                                          20,373       18,864     16,343


8
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                2003 revenue by client industry

                (excluding companies closed, sold or to be sold)

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                               34%  Consumer goods

                               19%  TMT

                               15%  Automobile

                               15%  Pharma & Health

                               10%  Finance

                                7%  Others

--------------------------------------------------------------------------------

                2003 revenue by region

                (excluding companies closed, sold or to be sold)

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                               42%  North America

                               19%  France

                               17%  Rest of Europe

                               14%  United Kingdom

                                4%  Latin America

                                4%  Asia Pacific

--------------------------------------------------------------------------------

                Productivity

                in (euro)millions unless otherwise stated

                               [GRAPHIC OMITTED]

    [The following table was depicted as a bar chart in the printed material.]

                                         1999     2000    2001    2002    2003
                                         ----     ----    ----    ----    ----
       Compensation costs/revenues        101       85     110     105     101
       Revenue per employee              57.0%    56.6%   56.4%   56.6%   56.9%

--------------------------------------------------------------------------------

                Shareholders' equity and net debt
                in (euro)millions

                               [GRAPHIC OMITTED]

    [The following table was depicted as a bar chart in the printed material.]

                                         1999     2000    2001    2002    2003
                                         ----     ----    ----    ----    ----
                Shareholders' equity      733    1,127   1,442   1,197     662
                Net debt                 (119)    (408)   (703)   (664)   (642)

--------------------------------------------------------------------------------

Five-Year Financial Summary

                                                                                      -------
in (euro)millions unless otherwise stated          1999     2000     2001      2002     2003
---------------------------------------------------------------------------------------------
Revenue                                           1,208    1,796    2,241     1,987    1,645
---------------------------------------------------------------------------------------------
Operating income                                    151      250      234       229      136
---------------------------------------------------------------------------------------------
Operating margin (%)                               12.5     13.9     10.4      11.5      8.3
---------------------------------------------------------------------------------------------
Net income (loss) before goodwill amortization       79      124       11        95     (179)
---------------------------------------------------------------------------------------------
Net income (loss)                                    56       89      (58)       23     (396)
--------------------------------------------------------------------------------------=======

-----------------
  The Strategic
 Reorganization
and Restructuring
     Program
-----------------

The objective of the strategic reorganization was to dramatically improve our financial performance, simplify our organization and enhance our capacity to respond to client needs while becoming more efficient and competitive.

      By the end of 2003, a new organization was in place, based on two global networks, Euro RSCG Worldwide and MPG, and a creative force in key strategic countries, Arnold Worldwide Partners. The issue of the 50 identified under-performing companies within the Group has been addressed. They have now either been reorganized or transferred from Arnold or Specialized Services into Euro RSCG, and those agencies that did not meet the strategic criteria for transfer have been closed down, sold, or are in the process of being sold. The companies that were targeted for sale or closure generated annual revenue of (euro)170 million and a small operating loss in 2003.

      As a result, Euro RSCG has considerably reinforced its capability to propose integrated communications with the addition of 19 agencies across all marketing disciplines. Arnold Worldwide Partners is now refocused on offering highly creative, integrated, idea-driven communication solutions on a local basis in the countries in which it operates. MPG has significantly strengthened its global presence, from eight markets four years ago to 52 markets today, and remains totally focused on the consolidation of its presence in these markets as well as on the innovation and further development of media expertise. Specialized Services have been eliminated.

      Refocusing has also enabled a significant reduction in the cost base by reducing the number of interim headquarters, regrouping agencies in fewer locations, and moving towards the sharing of back-office services on a regional basis. Staff costs have been reduced by approximately (euro)94 million on an annual basis and some 70,000 m2 (753,000 sq ft) of office space has been made available for sub-letting. For the future, significant cost categories have been identified as part of multi-year cost optimization programs.

      Upgrading our capacity to attract new global clients and develop existing clients in integrated communications by retaining and attracting new talent was an integral element of the reorganization program. Several management teams have been significantly renewed and major new recruitments and internal promotions have been made in creation, new business marketing, global account management, finance and systems.


10

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                               [GRAPHIC OMITTED]

---------------
The Operational         Agnes Audier
  Efficiency            Executive Vice-President,
   Program              Chief Performance Officer
---------------

Alongside the priority objective of restoring growth momentum, Havas is also committed to improving operational efficiency. This means establishing greater cost discipline while enhancing service quality, not only for clients but also for our teams. In financial terms, the goal is to help increase margins to benchmark levels.

      To support the restructuring plan announced on September 18, 2003, we also launched an ambitious long-term operational efficiency program.

      The program includes a number of major projects, covering travel, purchasing, information systems, facilities, insurance and the pooling of support functions. The new Efficiency and Productivity Department is leading the entire program and organizing Executive Committee reporting.

      The following are just a few examples of where the program is leading us:

      o Travel: a Group-wide policy has been prepared and will be implemented before the summer of 2004. It is designed to establish standard practices for all our 16,000 employees, so as to contain costs.

      o Purchasing: the "Share" project has led to the signature of more than 40 framework agreements covering nearly 80% of our overhead expenses and information systems costs in our main host countries. The next stage - covering production purchases, such as print and films - is being prepared for launch.

      o Information systems: a committee including the three divisional Chief Information Officers has been set up to:

      - propose ways of cutting costs, for example through centralized purchasing, standardization and experience-sharing;

      - select strategic projects; an approach that had already led to several non-essential projects being put on hold;

      - diversify and improve the effectiveness of IT tools available to clients and staff (media planning applications, extranet, intranet, etc.);

      -     spread new Group IS rules.

      o Facilities: the main emphasis has been on sub-letting vacant premises. In addition, several related initiatives have been launched:

      - to apply rules including, in particular, centralizing lease commitments;

      -     to create a database of Group-wide lease information.

      o Insurance: a Group-wide policy has been set up and framework agreements have been signed to manage risks more effectively and reduce insurance costs.

      Plans are also being made to streamline procedures and optimize organizational structures.

      All of these projects are being implemented with an eye to our strategic goals, in terms of both service development and geographic expansion. When associated with the benefits of restructuring and the reduction in compensation costs, they should ensure that we will soon close the productivity and profitability gap with the industry leaders.


                                                                              11

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-----------
Sustainable             Alain Cayzac
Development             Executive Vice-President, Chief Communications Officer
-----------

The advertising we create consists of images and sounds that help consumers to make an informed choice of one brand over another.

      Our internal structure -- for example, our legal organization -- and the self-discipline of our employees are there to validate our work and ensure its effectiveness in full compliance not only with the law but also with the highest standards of our profession.

      Havas is a member of a variety of industry and business associations, including AACC, 4A's, BVP and the Medef. Our active participation in their activities underscores our commitment to advancing the industry by fostering an ever-greater sense of our responsibility as professionals and citizens. Equally important is our longstanding involvement in numerous humanitarian actions around the world. This support is especially resonant since it is the result of independent, local programs undertaken by our different units on their own initiative.

      Ever since Havas was listed on the Paris Bourse in 1982, our fundamental concern has been to respect our shareholders and keep them fully informed. We have been pioneers in promoting best practices in corporate governance, including conditions in granting stock options, an internationally diverse Board of Directors, variable compensation for both executives and directors, and the creation of specialized committees to encourage more focused and better quality work.

      As a service enterprise, we are keenly aware that our most precious asset is our people, whose talent and dedication drive our development. In return, we are committed to enabling each of them to grow personally, by providing a nurturing work environment and supporting them with highly professional, highly innovative appraisal processes and training opportunities.

      Our historical and cultural bias in favor of extremely decentralized management encourages people to act as entrepreneurs whose relationship with the parent company is anchored in trust and mutual respect. At the same time, the fast-paced development of both our company and our industry -- as well as the need to address the changing expectations of our customers, service increasingly international accounts, comply with exacting legislation and generally respond efficiently to a more complex business environment--have all led to a need for formal methods and policies. That's why we are working closely with the executives of our member companies to introduce codes of conduct, written rules and information control procedures.

      Application of these new practices will soon be accelerated with the appointment of a Vice-President in charge of Sustainable Development. He or she will be tasked with defining our sustainable development vision, drafting the related strategy and getting it approved, and then applying the strategy as part of a three-year plan. Indicators will also be defined to support regular reporting and the adjustment of appropriate aspects of our plan.

      Our human resources policies, our awareness of the special responsibilities inherent to our role as "communicator", and our commitment to playing an active part in developing our company and our industry -- these are the foundations underpinning our sustainable development strategy, both today and far into the future.


12

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                                                Report of the Board of Directors

We are introducing codes of conduct, written rules and information control procedures.

                               [GRAPHIC OMITTED]

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|_||_||_|  Sustainable Development

           Our responsibility to employees

                  MPG

                  MPG has designed a Talent Management Process to identify talented people in the organization, develop their potential through appropriate training programs and offer them exciting career opportunities. The training programs include:

                  Catalyst, which defines a common work methodology that is totally focused on meeting customer needs and delivering efficient service. It has helped to forge a common culture across MPG, with 154 participants worldwide in 2003.

                  The Research Training Program, which develops understanding of new MPG products, thereby improving the ability to sell them and to create sustainable competitive advantage.

                  E-learning, which is stimulating demand for training among MPG employees at every level. Based on a sophisticated technological platform, e-learning programs provide support for conventional training courses.

                  MPG is also committed to providing systematic support for people who have been laid off, through a process that enables employees to find new jobs with the help of outplacement specialists.

                  Euro RSCG Worldwide

                  L'Academie. In France, L'Academie Euro RSCG maintained its operations despite moving to new premises, with some 600 people attending courses during the year. The most popular subjects were: leading and building teams, languages and intercultural skills (2,000 hours of English, German, Spanish, Arabic, Japanese and Chinese classes), software training, and new information technologies.

                  The "Power of One" Program. In the UK, a special training program has been developed as part of the strategic "Power of One" concept. The training currently comprises three components. The first is a monthly "Walkabout", during which 40 account directors from across the organization tour the main London agencies, attending a presentation of each one's core discipline by the chief executive. The second level is a monthly Creative Forum for everyone in the creative departments, featuring a "stimulating creative speaker" from outside the ad industry. Lastly, for future leaders in our business, a multidisciplinary program has been developed jointly with the United States.

                                                Report of the Board of Directors

The Group continued to attract talented new people at every level and in all divisions.

A significant increase in mobility. Euro RSCG has always emphasized mobility as an excellent way to encourage the sharing of ideas and the creation of a thriving corporate culture, from front-office sales to back-office finance. Internal job transfers are now being facilitated by special section on the "My Euro RSCG" Intranet. Today, nearly 500 employees work in a different country from where they were first hired.

Group

Increasingly flexible working conditions. In France, the number of employees opting to work part-time has risen steadily in recent years. This solution, which now concerns 9% of the workforce and more than 12% of female employees, makes it easier to balance the demands of jobs and family.

Number of employees. The number of employees declined 11% in 2003, reflecting ongoing efforts to align our cost base with revenues and to implement a strategic reorganization program. Despite a number of headcount reductions across the organization and significant departures following the divestment of agencies, the Group continued to attract talented new people at every level and in all divisions.

---------------------------------------------------------
EMPLOYEES AT DEC. 31, 2002                        17,972
Acquisitions                                        +259
Divestments                                         (951)
Terminations                                      (1,548)
New hires/Resignations (net)                        +785
Transfers                                           (556)

EMPLOYEES AT DEC. 31, 2003                        15,961
---------------------------------------------------------

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

Breakdown of the Workforce

                75%   Euro RSCG Worldwide

                15%   MPG

                10%   Arnold Worldwide Partners

By division

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                37%   Sales

                30%   Creative

                13%   Media & Research

                12%   Administrative

                 8%   Other activities

By activity

|_||_||_|   Sustainable Development

            Our responsibility to clients and consumers

            We are assertively engaged in an innovative Direct Marketing process designed to focus the targeting of our messages, in order to address each consumer's unique concerns and aspirations. In this way, consumers will be more receptive to our message, thereby strengthening its impact. Two results of this process have been to lower the cost of mail output and to reduce our impact on the environment by limiting the amount of paper used. An excellent example of these benefits has been the partnership between our EHS Brann agency and the Tesco supermarket chain.

            We have also chosen two other examples of communication that supports sustainable development.

            - The American Legacy campaign (Arnold Worldwide Partners) to prevent smoking, by aggressively targeting 12 to 17 year-olds.

            - The Carrefour campaign (BETC Euro RSCG), based on an innovative, responsible advertising concept.

                  The Tesco Clubcard

                  Around ten years ago, Tesco, Britain's leading retailer, knew what they were selling and where and when and for how much. What they didn't know was to whom. This posed two challenges. First, how could Tesco individually identify its customers and capture their shopping habits in detail? Secondly, how could Tesco effectively use this data to adjust marketing activity, merchandise and services to each customer profile? In response, Tesco and EHS Brann developed Tesco Clubcard, a loyalty program that encourages millions of customers to identify themselves every time they shop. The swipecard automatically records the customer's purchasing details on a central database. Cardholders are then sent regular statements with individually targeted coupons, points summaries and messages. The Clubcard was launched nationally in February 1995 and is now firmly at the heart of all Tesco business. With between 70% and 80% of sales linked to the card, the data Tesco gains helps make initiatives more relevant, targeted, flexible, measurable and efficient.

                  "EHS Brann is the soul of Clubcard. And right now, Tesco wouldn't be Tesco without Clubcard. For an agency, that's a nice place to be." Tim Mason. Group Marketing Director, Tesco PLC


16

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                                                Report of the Board of Directors

                               [GRAPHIC OMITTED]

Our responsibility as communicators is to support our clients as they move forward in sustainable development.

Arnold's American Legacy campaign in the United States

The largest national smoking prevention campaign ever conducted in the United States, the American Legacy Foundation's "Truth" campaign has been an Arnold cornerstone account since it was launched in 2000.

"Truth" provides teens with facts about tobacco and helps them make informed choices about tobacco use. It uses blunt, edgy, in-your-face information to engage 12 to 17-year olds, the age group most susceptible to smoking. "Truth" doesn't preach to kids about smoking, but rather taps into their natural desire to rebel, and asks them to question the tobacco industry's manipulative marketing practices. Has the campaign worked? Since its launch, smoking rates among high-school smokers have dropped by 18%, bringing youth smoking to its lowest level in 28 years.

|_||_||_|   Sustainable Development

                               [GRAPHICS OMITTED]

The Carrefour Campaign:

"Shop Smart, an Urgent Matter"

The "Mieux Consommer" (Shop Smart) campaign for French retailer Carrefour kicked off on January 14, 2004 with four 4x3-meter billboard displays and bus stop ads. These were followed three days later by the publication of the "Carrefour Commitments" in display ads and inserts in daily newspapers. The commitments were then confirmed in a letter to shoppers from store managers. The campaign continued with magazine inserts and special content on the Carrefour website.

                                                Report of the Board of Directors

Our responsibility to the industry

"
--------------------------------------------------------------------------------
"As someone who believes that advertising provides tremendous value, to businesses, to culture, and to the world, I plan on using my term in office to provide a voice that addresses these issues."

Ron Berger Chairman of the 4A's
Chief Executive Officer, Euro RSCG MVBMS, New York

--------------------------------------------------------------------------------
                                                                               "

Active participation in industry associations

For seven years a Havas representative has served as chairman of the French Association of Advertising Agencies (AACC), beginning with Alain Cayzac for five years, followed by Mercedes Erra for two years. In early 2004, Ron Berger, Chairman and Chief Executive Officer, Euro RSCG Worldwide, New York, was elected chairman of the American Association of Advertising Agencies (4A's).

"I believe the advertising industry needs leadership, a voice that speaks to the entire industry, not simply at the agency level. Our industry is facing a number of issues that need to be talked about; from a loss of respect for what we do among clients to our own employees not feeling good about the advertising industry itself. As someone who believes that advertising provides tremendous value to businesses, to culture, and to the world, I plan on using the chairmanship of the 4A's as a way for me to provide a voice that addresses these issues."

                                                                      Ron Berger

|_||_||_|   Sustainable Development

            Our responsibility to society

                               [GRAPHIC OMITTED]

Asian Task Force Against Domestic Violence

In 2003, Arnold became involved in a pro-bono effort for the Asian Task Force Against Domestic Violence, a non-profit organization provides support for battered Asian women and their children in Massachusetts, USA. Since most of these women do not speak English, the Task Force provides services in ten languages.

Our commitment went far beyond advertising, as we dedicated a team to support a day-long fundraising event, run an auction and produce a video depicting the plight of one of the many assisted Asian women. The results surpassed all expectations. We helped the Task Force triple the donations received during the fundraising event, from $140,000 to more than $500,000. We also generated greater awareness through a PR effort and outreach. These results are all the more remarkable since they came in a year when government aid was dramatically reduced and charitable organizations across the country were experiencing 20-30% declines in fundraising, even as their needs continue to rise.

Euro RSCG C&O helps in the battle against AIDS

Since the end of 2001, Euro RSCG C&O has developed all the print, TV and radio fund-raising campaigns for French AIDS activist group Sidaction, free of charge. For the past decade, Sidaction has promoted AIDS research, patient support and prevention. The association maintains a very visible media profile, in particular to heighten public awareness of the humanitarian catastrophe that AIDS represents in Africa.

For World AIDS Day in 2003, Euro RSCG C&O created a special campaign to raise funds for orphans in Africa. The TV spot showed an especially cruel casting call for children, to illustrate the unbearable dilemma of the local NGOs that do not have the means to save all the children. The print and display ads asked people to "vote" for one of two children as if they were selecting a winner for the latest reality TV show. The campaign cried out for an end to the widening chasm between the haves and the have-nots, who cannot pay for treatment.

                                                Report of the Board of Directors

Our long involvment in numerous humanitarian ventures around the world is especially valuable since it is the result of independent local initiatives.

MGP pledges support for the UN Global Compact

The idea of the Global Compact was launched on January 31, 1999, when United Nation Secretary-General Kofi Annan challenged business leaders to join an international initiative -- the Global Compact -- that would bring companies together with UN agencies, labour and civil society to support nine principles in the areas of human rights, labour and the environment. The nine principles are:

Human Rights

Businesses should:

o Support and respect the protection of internationally proclaimed human rights within their sphere of influence.

o Make sure that they are not complicit in human rights abuses.

Labor standards

Businesses should:

o Uphold the freedom of association and the effective recognition of the right to collective bargaining.

o Eliminate all forms of forced and compulsory labour.

o Effectively abolish child labour.

o Eliminate discrimination with respect to employment and occupation.

Environment

Businesses should:

o Support a precautionary approach to environmental challenges.

o Undertake initiatives to promote greater environmental responsibility.

o Encourage the development and diffusion of environmentally friendly technologies.

Novy Prostor, a street paper in the Czech Republic

Novy Prostor is a weekly magazine sold by homeless people in the Czech Republic's biggest cities. The publication ran a campaign to boost circulation, by making Czechs more aware of the problems facing the homeless, and to encourage them to help a little simply by buying a copy of the paper and giving people in need a modest income. The campaign had to be straightforward to reach a broad community of ordinary citizens, whose first reaction towards the homeless might be fear. The four visuals were designed around highly original, unexpected headlines in order to create instant awareness. Sales more than doubled during the seven-month campaign, and demand from homeless people applying to sell the paper rose 75%.

                               [GRAPHIC OMITTED]

|_||_||_|   Sustainable Development

            Our responsibility to shareholders

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                48%   France

                26%   United Kingdom

                12%   Rest of Europe

                10%   United States

                 3%   Treasury stock

                 1%   Other countries

Ownership structure
at December 31, 2003

Source: Thomson Financial survey at December 31, 2003.

Havas share performance in 2003

(ISIN code: FR0000121881) Price and trading volume

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                          2002                                                   2003
                          ----       -----------------------------------------------------------------------------------------------
                          31/12      31/01      28/02      31/03      30/04      30/05      30/06      31/07      31/08      30/09
                          -----      -----      -----      -----      -----      -----      -----      -----      -----      -----
Share price in (euro)

Average daily trading   2,326,384  2,098,259  2,098,160  3,385,194  4,021,595  4,154,375  3,151,132  2,732,312  3,105,877  5,512,714
volume - in million

                                     2003                             2004
                        -------------------------------    ------------------------------
                          31/10      28/11      31/12      30/01      27/02      31/03
                          -----      -----      -----      -----      -----      -----
Share price in (euro)

Average daily trading   2,408,771  2,509,686  1,877,064  3,740,309  3,927,145  4,275,100
volume - in million

Closing share price on the last trading day of each month.

      Share performance in 2003 and up to end-March 2004. The share price held up well in 2003, gaining nearly 25% after bottoming out on March 5, outperforming the CAC 40 performing in line with the average of our competitors (Publicis, WPP, Omnicom, Interpublic, Grey & Aegis). The announcement of the strategic reorganization and restructuring plan and clear indications of an economic recovery in the United States helped to restore investor confidence in the sector in general and in Havas in particular. The upward trend gained momentum after the November announcement that the Company was buying back the put feature of the 2009 OCEANE bonds, which pushed back the redemption date to 2009 and increased the likelihood of the bonds being converted. Following this transaction, the markets began to view the Group's financial position in a more favorable light. Since the beginning of this year, the share price performance has tracked the average performance of the competitors.

                                                Report of the Board of Directors

Three-year per share data

                                                                                          ==========
in (euro) (unless otherwise states)                                                         2003             2002          2001
----------------------------------------------------------------------------------------------------------------------------------
High                                                                                         4.98             11.00         18.50
----------------------------------------------------------------------------------------------------------------------------------
Low                                                                                          2.07              2.80          5.30
----------------------------------------------------------------------------------------------------------------------------------
Price on December 31                                                                         4.57              3.70          8.13
==================================================================================================================================
Shares outstanding at December 31 (in thousands)                                          306,197           305,219       304,320
----------------------------------------------------------------------------------------------------------------------------------
Market capitalization at December 31 (in (euro) millions)                                 1,399.3           1,129.3       2,474.1
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share before amortization of goodwill(1)                                       (0.60)             0.31          0.04
==================================================================================================================================
P/E at December 31(2)                                                                         N/A             11.9x        203.2x
----------------------------------------------------------------------------------------------------------------------------------
Consolidated income before tax and exceptional items (Group share)                           0.26              0.53          0.63
----------------------------------------------------------------------------------------------------------------------------------
Consolidated income before exceptional items, after tax (Group share)                        0.08              0.34          0.39
----------------------------------------------------------------------------------------------------------------------------------
Consolidated income/(loss) before tax (Group share, after amortization of goodwill)         (1.21)             0.27         (0.05)
----------------------------------------------------------------------------------------------------------------------------------
Consolidated net income/(loss) (Group share, after amortization of goodwill)                (1.33)             0.08         (0.21)
----------------------------------------------------------------------------------------------------------------------------------
Yield including tax credit at December 31 (in %)                                              1.1               3.6           3.2
==================================================================================================================================
Dividend before tax credit                                                                   0.05(3)           0.09          0.17
==================================================================================================================================
Tax credit                                                                                  0.025             0.045         0.085
----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                               0.075             0.135         0.255
------------------------------------------------------------------------------------------==========------------------------------

(1)   Diluted EPS (Earnings Per Share) (see table below).

(2) Ratio of the share price at December 31, 2003 to net income before amortization of goodwill (Group share).

(3)   Dividend recommended at the Annual Shareholders' Meeting of May 26, 2004.

In accordance with OEC Avis no. 27 issued by the French accounting authorities, which is compatible with IAS 33 and SFAS 128, the above earnings per share figures have been calculated as follows:

- Basic earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the year (basic shares outstanding).

- Diluted earnings per share have been calculated on the basis of the weighted average shares outstanding adjusted for the effects of dilutive potential common shares (diluted shares outstanding).

Determination of the number of shares used to calculate earnings per share (EPS)

                                   ==============================
                                                2003                              2002                           2001
                                   ------------------------------    ------------------------------    -----------------------------
                                   Outstanding   Used in dilution    Outstanding   Used in dilution    Outstanding  Used in dilution
                                   at Dec. 31         calculation     at Dec. 31        calculation    at Dec. 31        calculation
------------------------------------------------------------------------------------------------------------------------------------
Common stock                       306,196,659      305,249,769      305,219,028      304,625,507      304,320,312    289,944,937
------------------------------------------------------------------------------------------------------------------------------------
Treasury stock                      -7,614,663       -8,240,494       -9,629,547       -9,867,763      -10,301,590    -8,304,573
====================================================================================================================================
Basic number of shares                              297,009,275                       294,757,744                     281,640,364
====================================================================================================================================
Equity warrants                                                                                                           733,474
------------------------------------------------------------------------------------------------------------------------------------
Havas stock options                 24,517,052          707,192       22,830,536        1,016,754       18,340,121      2,378,846
------------------------------------------------------------------------------------------------------------------------------------
Snyder SNC stock options             3,191,594           16,472        5,682,821           46,909        6,039,842        604,414
------------------------------------------------------------------------------------------------------------------------------------
Circle.com stock options               106,341               32          171,902               28          249,714             91
------------------------------------------------------------------------------------------------------------------------------------
Stock purchase options               6,217,896                0        6,135,158        1,453,004        6,000,000      3,550,911
------------------------------------------------------------------------------------------------------------------------------------
1999 OCEANE bonds                    9,395,094                0        9,261,947        9,181,927        9,080,500      9,088,164
------------------------------------------------------------------------------------------------------------------------------------
2000 OCEANE bonds                   27,100,727                0       32,104,465                0       32,817,012              0
------------------------------------------------------------------------------------------------------------------------------------
2002 OCEANE bonds                   43,325,581                0       42,697,674       26,157,630
------------------------------------------------------------------------------------------------------------------------------------
Total outstanding at December 31   412,436,281               --      414,473,984                       366,545,911
====================================================================================================================================
Diluted shares outstanding                          297,732,971                       332,613,996                     297,996,264
====================================================================================================================================
                                   ============================

|_||_||_|   Sustainable Development

            Since 1982 our fundamental concern has always been to respect our shareholders and keep them fully informed.

                  At December 31, 2003, the Company held 7,614,663 shares in treasury stock. To the best of the Board's knowledge, the Company's ownership structure was as follows:

--------------------------------------------------------------------------------
                                                Shares             Voting rights
--------------------------------------------------------------------------------
Fidelity(1)                                      12.8%                    13.1%
--------------------------------------------------------------------------------
Directors, management, employees(2)               0.4%                     0.4%
--------------------------------------------------------------------------------
Treasury stock                                    2.5%                      --
--------------------------------------------------------------------------------
Public                                           84.3%                    86.5%
--------------------------------------------------------------------------------
Total                                           100.0%                   100.0%
--------------------------------------------------------------------------------

(1) Fidelity's interest is held by FMR Corp. in the name of its direct and indirect subsidiaries, and Fidelity International Limited in the name of its direct and indirect subsidiaries.

(2) In addition, at December 31, 2003 companies controlled by the family of Juan March Delgado held 4.2% of the shares and 4.3% of the voting rights, and companies controlled by the family of Leopoldo Rodes Castane and Fernando Rodes Vila held 2.3% of the shares and 2.4% of the voting rights.

To the best of the Board's knowledge, no other shareholder owned, directly or indirectly, over 5% of the Company's shares or voting rights at December 31, 2003. The difference between the percentage of voting rights and shares is entirely due to the shares held in treasury stock, which are stripped of voting rights.

At March 31, 2004, the Company held 7,434,117 shares in treasury stock. To the best of the Board's knowledge, the Company's ownership structure was as follows:

--------------------------------------------------------------------------------
                                                Shares             Voting rights
--------------------------------------------------------------------------------
Fidelity(1)                                       9.9%                    10.2%
--------------------------------------------------------------------------------
Directors, management, employees(2)               0.4%                     0.4%
--------------------------------------------------------------------------------
Treasury stock                                    2.4%                       --
--------------------------------------------------------------------------------
Public                                           87.3%                    89.4%
--------------------------------------------------------------------------------
Total                                           100.0%                   100.0%
--------------------------------------------------------------------------------

(1) Fidelity's interest is held by FMR Corp. in the name of its direct and indirect subsidiaries, and Fidelity International Limited in the name of its direct and indirect subsidiaries

(2) In addition, at March 31, 2004 companies controlled by the family of Juan March Delgado held 3.7% of the shares and 3.8% of the voting rights, and companies controlled by the family of Leopoldo Rodes Castane and Fernando Rodes Vila held 2.6% of the shares and 2.6% of the voting rights.

Employee share ownership: At December 31, 2003, 219,000 shares were held in employee stock ownership plans. These shares are held in corporate mutual funds and cannot be freely disposed of by employees.

Changes in capital: At December 31, 2002, the Company's capital stock amounted to (euro)122,087,611.20, represented by 305,219,028 common shares with a par value of (euro)0.40. During 2003, the capital was increased by 0.3% through the issuance of a total of 977,631 shares, as follows:

- 1,953 shares issued on conversion of bonds.

- 970,940 shares on exercise of Havas stock options.

- 4,738 shares in exchange for Snyder

Communications Inc. shares issued on exercise of stock options.

At December 31, 2003, the Company's capital stock amounted to
(euro)122,478,663.60 represented by 306,196,659 common shares with a par value of (euro)0.40.

The Company's main shareholder, FRM Corp./Fidelity International Limited, disclosed the following changes in its interest in 2003:

- increase to above the 5% statutory disclosure threshold, disclosed on September 16, 2003 (disclosure of a 5.30% interest);

- increase to above the 10% statutory disclosure threshold, disclosed on November 24, 2003 (disclosure of a 10.01% interest);

- decrease to below the 10% statutory disclosure threshold, disclosed on February 27, 2004 (disclosure of a 9.97% interest). Putnam (including two US funds, Putnam Investment Management LLC and Putnam Advisory Company LLC), disclosed the following changes in its interest in 2003:

- decrease to below the 10% statutory disclosure threshold, disclosed on February 25, 2003 (disclosure of a 9.9% interest);

                                                Report of the Board of Directors

- decrease to below the 5% statutory disclosure threshold, disclosed on April 15, 2003 (disclosure of a 4.64% interest).

Investor relations: To keep private and institutional investors and the financial community in general fully informed, the corporate website is regularly updated with the latest results, strategic developments, news and outlook. The investor relations team devotes all its time to preparing clear, transparent financial communications and to answering all the questions received from the financial community.

In 2003, we issued more than twenty financial press releases and organized six conference calls to present our financial information. During the year, two results presentations and the Annual Shareholders' Meeting provided opportunities for dialogue between management and the financial community. Management met with institutional investors in Paris, London, Copenhagen and Stockholm. Over 130 meetings were organized at corporate headquarters with analysts and investors. Finally, in early January 2004, meetings were organized in Paris and London between agency executives and analysts who cover Havas shares to present the integrated communication concept.

In 2004, we will continue the program of roadshows and conferences to explain our strategy to institutional investors in the main European countries and the United States.

================================================================================

            Codes of quoted securities

            Euronext                                          ISIN
            Shares                                    FR0000121881
            New shares                                FR0010046094
            (quoted ex-dividend)
            2000/2006 OCEANE bonds                    FR0000180747
            2002/2009 OCEANE bonds                    FR0000188476

            Nasdaq
            ADS (American
            Depositary Shares)                        Ticker: HAVS
            One ADS corresponds to one Havas share.

================================================================================

================================================================================

            Financial calendar
            1st quarter 2004
            revenue release                         April 29, 2004
            Annual Shareholders' Meeting              May 26, 2004
            Dividend payment date                    June 17, 2004
            2nd quarter 2004
            revenue release                         August 3, 2004
            First-half results release          September 16, 2004
            3rd quarter 2004
            revenue release                       November 4, 2004
            4th quarter 2004
            revenue release                      February 10, 2004
            2004 results release                  Early March 2005

================================================================================

================================================================================

            Investor relations

            Virginia Jeanson - Catherine Francois
            Tel.: +33 (0)1 58 47 91 23
            Fax: +33 (0)1 58 47 91 38
            e-mail: virginia.jeanson@havas.com
                    catherine.francois@havas.com
            2, allee de Longchamp - 92981 Suresnes Cedex www.havas.com

================================================================================

                                [GRAPHIC OMITTED]


                        To thrive, brands always
                        need to inspire trust,
                        elicit desire and establish
                        a prominent presence.

                                                Report of the Board of Directors

---------------

Creative Review         Jacques Seguela
                        Executive Vice-President, Chief Creative Officer
---------------


Advertising is like wine. Some years are better than others. But only the greatest vintages are remembered.

      Our 2003 vintage was one of our finest ever: Best TV Campaign in the World and Campaign of the Year in Italy (Peugeot 206), Campaign of the Year in the UK (The Number 118-118*), Campaign of the Year in France (Evian). Four of our agencies were included in the 2003 Gunn Report's Top 50 Most Awarded Agencies: Arnold Boston, BETC Euro RSCG, Euro RSCG Italy and Euro RSCG Thailand. The year got off to a strong start with 16 Lions and a Journalists' Award at the Cannes Advertising Festival. Euro RSCG Worldwide became the only worldwide network to win awards at Cannes in all five of the festival categories (TV, Print, Billboard, Direct Media and Online). This was a resounding victory for our integration strategy.

      The future is ours! But tomorrow won't be like today. Major structural changes are underway. Advertising is blurring into advertainment and Havas is determined to be in the vanguard of the coming revolution. To thrive, brands have always needed to inspire trust, elicit desire and establish a prominent media presence. But times change and so does the nature of the advertising industry. In the past, the degree of consumer trust in a brand was solely defined by usage value. This soon gave way to the era of brands, and the power of brand image. Today, usage value and image value are indispensable but are no longer enough. In the new era of the enterprise, moral value has become an essential part of the equation. More than a branded product, enterprises are groups of people who share the same values and devote their energy and talent to serving the same goals. These three elements will continue to define the advertising landscape for many years to come. At the same time, consumers' desires are changing. The relentless cultural shift from a mass society to a segmented society is forcing us to appeal to individual rather than collective desires. We are moving from a dictatorship of supply to a democracy of demand. The consumer is no longer a passive target but an actor in consumer society.

      Ultimately, however, the greatest revolution will come from the media. To rise above the market din, the global brands of tomorrow must move in step with the media zeitgeist. Advertisers are realizing that to keep their brands in front of consumers, they have to become part of the entertainment package, either by sponsoring a branded TV show, sports event or movie, or else by producing an event, for example, by releasing a CD of their ad soundtrack (Evian) or creating an online happening (Volvo). In this way, advertising will move to the center-stage rather than appearing as an interlude between shows or news items. To the delight of consumers everywhere, advertisers are about to become content producers for TV, radio and cinema. And what's good for consumers is also good for advertisers!

*Are of Britain's leading enquiry directory services.

                               [GRAPHIC OMITTED]

"The year 2003 was a transformational year for Euro RSCG Worldwide. We successfully conducted the largest reorganization in our history, in order to add new capabilities, streamline our operations, and re-align our focus. Three pillars define Euro RSCG Worldwide in 2004 and beyond: 1. Deliver Creative Business Ideas(R)to our clients... transformational ideas that drive profitable business growth. 2. Deliver these ideas through a unique and unprecedented integrated communications model called Power of One.

      3. And do this globally. Our major new business wins and expanded relationships in 2003, including Carrefour, Polaroid, Aventis, and Agilent, all confirm the value of our creative and integrated approach to crafting business solutions for our clients. We look toward greater success in 2004 and beyond, as we move closer to becoming the leading integrated communications network worldwide." Jim Heekin

      Business description: Euro RSCG Worldwide is dedicated to providing its clients with Creative Business Ideas(R): ideas that drive profitable growth and transform products, brands, companies -and sometimes even business itself. In order to deliver Creative Business Ideas(R), Euro RSCG Worldwide has taken all communications capabilities - advertising, marketing services, interactive and corporate communication - and has combined them into a fully integrated operation in each market, an organization called Power of One. Power of One brings together agencies in different disciplines in the same geographic region into one business unit with one set of objectives and management incentives.

      Euro RSCG Worldwide was founded in 1991 and today has operations in 75 countries, through directly owned subsidiaries, affiliates or partnerships. The division is organized into

                                                Report of the Board of Directors

---------

Euro RSCG       Jim Heekin
Worldwide       Chairman and CEO
                Euro RSCG Worldwide
---------

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

           Europe        North America         Asia Pacific       Latin America
           ------        -------------         ------------       -------------
             49%              41%                  6%                  3%

Geographical breakdown of 2003 revenue

% of revenue - pro forma, after the reorganization.

five regions: Europe, North America, Latin America, India/Middle East and Asia Pacific*. The strength of each discipline varies by country and region. Euro RSCG Worldwide estimates that it is placed amongst the leading global communication networks, along with McCann-Erickson Worldwide, BBDO Worldwide, J.W. Thompson and Publicis. Strategy for growth and development: With the increased focus on accountability in all aspects of business, clients are demanding more demonstrable returns on their marketing spend and more integrated solutions to their marketing communication problems. Clients are looking for better ideas and more efficient communication solutions. Euro RSCG Worldwide's strategy is to deliver Creative Business Ideas(R) through a Power of One organization, offering an unprecedented level of integration across disciplines, combined with an increasingly streamlined cost base.

Activity in 2003: A significant reorganization was implemented within the division, substantially strengthening Euro RSCG Worldwide's ability to deliver Creative Business Ideas(R) through truly integrated services in two precise ways: Firstly, the reorganization has added world-class companies Euro RSCG Worldwide in areas such as direct mail, financial and investor communications, human resources communications, staff motivation, corporate events, and design. Each of these new companies has been fully integrated into the organization and is already operating within a Power of One integrated offering.

Secondly, the restructuring has allowed Euro RSCG Worldwide to significantly streamline its cost base and organization by cutting the number of headquarters, optimizing office space and preparing the way for the sharing of back-office services. By the beginning of 2004, Power of One had been implemented in major markets following a massive roll-out in 2003 in the major European countries; the United Kingdom, Spain, Germany, the Netherlands and Belgium, as well as in Euro RSCG Life, Euro RSCG Worldwide's healthcare marketing agency.

The success of the creative and organizational strategy was confirmed in 2003 through substantial new business wins with international companies such as Aventis (Lantus), Polaroid Corporation, Areva, Agilent Technologies, Cap Gemini Ernst & Young and Carrefour.

The integrated strategy is also attracting significant new talent into the network. Jim Heekin joined the Group in October and became Chairman and CEO of Euro RSCG Worldwide in January 2004, following Bob Schmetterer's retirement. There were also many other appointments in the creative functions, marketing, finance and IT, considerably strengthening Euro RSCG Worldwide's capacity to attract more global clients and provide well organized integrated communications.

Euro RSCG's reputation has been enhanced by a very strong creative year, especially in terms of awards. At the 2003 Cannes International Advertising Festival, Euro RSCG won awards in all categories. As an integrated communications agency, having a win in every category not only translates into overall prestige, but displays best-in-every-class capabilities.

Cannes 2003

- 4 Gold Lions
- 4 Silver Lions
- 3 Bronze Lions
- 1 Media Lion
- Journalist Award

Advertising films

- "The Sculptor" film for the Peugeot 206 won the most awards of any commercial worldwide in 2003 and was judged the Best TV Campaign in the world by the Gunn Report.

- The Evian "Water Boy" film was voted France's favorite commercial of the year, ranked first by Ipsos in its 2003 TV Advertising lists.

*"The India/Middle-East region is incorporated to the Asia Pacific region for the Group's sector analysis".

---------

 Arnold             Ed Eskandarian
Worldwide           Chairman and CEO, Arnold Worldwide Partners
Partners

---------

"2003 will mark a new stage for Arnold Worldwide Partners. We are now a tighter and more cohesive network of integrated leading agencies, which share the same high creative standards and constitute, in the world's most important markets, the showcase entry point into the Havas organization and resources." Ed Eskandarian, CEO Arnold Worldwide Partners

Business Description: Arnold Worldwide Partners includes strong local agencies in the USA, Canada, Brazil, France, Spain, Italy, China and Australia recognized for their high level of creativity, working for highly creative flagship clients. Such as Volkswagen, Mc Donald's, Jack Daniels, GlaxoSmithkline and Levi's.

The agencies compete on a local basis with the highly creative networks such as DDB, TBWA, or top creative independent agencies such as Deutsch, Crispin Porter Bogusky, and Mother.

Strategy for Growth and Development: By aligning a unique roster of top creative agencies in key geographies, Arnold Worldwide Partners will fuel its growth by bringing a unique solution to the needs of the growing number of local and global marketers who:

- select agency partners for their ability to deliver highly creative integrated communication services;

- are looking for more responsive, nimble and cost efficient organizations than the ones traditionally offered by longer established "classic" global networks.

Arnold Worldwide Partners' development strategy is to:

- maintain, develop and strengthen its creative reputation and ability in the markets where the network is already present;

- continue to build its strategically located global presence, focusing on the world's most important markets which account for over 80% of the top 100 global advertisers' advertising spending.

Activity in 2003: In 2003, as part of the group-wide reorganization, all the agencies specialized in direct marketing, and other marketing disciplines were transferred from Arnold Worldwide Partners, into Euro RSCG Worldwide, some traditional advertising agencies in Germany, Ireland and the second agency in the UK were closed down or transferred into Euro RSCG Worldwide, leaving a more coherent group of highly creative integrated advertising agencies. At the beginning of 2004, WCRS, the London agency, was sold back to its managers, the Group retaining a 25 % stake and WCRS remaining the UK agency for the division.

At the same time, Arnold Worldwide Partners has considerably boosted its Spanish activities with the acquisition of two companies in Barcelona (Spain): Slogan and El Sindicato. These companies have been merged with the La Banda agency, located in Madrid, to form a new company: Arnold Spain. Despite the tough environment and the reorganization, the agencies' work has continued to excel in terms of creativity, being a finalist or receiving an award on more than 500 occasions during the year. From interactive, to print, to TV; practically all of our agencies have received major distinctions in the world 's most significant shows: Cannes International Advertising festival, Effies, Andys, New-York Festival, One Show, London International Awards, Art Director Clubs.

                                                Report of the Board of Directors

Most significantly, our lead agency, Arnold Worldwide (Boston), has been identified as the 2ndmost awarded agency in the US by Creativity Magazine (August, 2003) and the 4th in the world by the Gunn Report (November 2003) (both base their ranking on a compilation of the awards won by agencies in the world's most significant shows and festivals).

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

       North America         Europe         Asia Pacific        Latin America
       -------------         ------         ------------        -------------
            67%                31%                1%                  1%

Geographical breakdown of 2003 revenue % of revenue - pro forma, after the reorganization.

---------

   MPG          Fernando Rodes Vila
                CEO, MPG
---------

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

               Europe         North America       Latin America
               ------         -------------       -------------
                71%                21%                   8%

Geographical breakdown of 2003 revenue

% of revenue - pro forma, after the reorganization.

"MPG's expertise in marketing communications and media helps deliver maximum sales and brand equity with minimum costs and optimal investments. We make sure that media makes a difference in our client's business through the optimization of their business equation. Our progressive tools, smarter strategy and global network guarantee our clients get the most out of their communication investments and ensure that media makes a difference." Fernando Rodes Vila

      Business description: MPG (Media Planning Group) is the global media network of Havas, offering communications and media strategy and management services. It was incorporated in October 1999, as the result of a merger of twospecialized media agencies, Media Planning, founded in 1978, and Mediapolis, founded in 1980. MPG is a top ten media agency in all of the most significant worldwide markets, and is a market leader in southern Europe and Latin America. After three years following a successful strategy of geographic expansion, MPG offers today an integrated and comprehensive global service in more than 50 markets.

      MPG offers a full range of services including, media planning and buying, market research and efficiency measurement, strategic communications development, sports marketing, interactive and online advertising for a range of blue-chip clients via the Media Planning, Media Contacts, Arena networks and other specialist divisions.

      MPG's major competitors are the media expertise networks of the leading global communications groups such as Publicis, Interpublic, WPP, Omnicom and Grey and the only independent media expert - Aegis.

      Strategy for Growth and Development: MPG is focused on continuing to strengthen its geographic coverage, to create more advanced products, methodologies and systems to enhance its service to clients.

      As well as looking for partnerships that would be able to boost MPG's buying power in the established European markets, the division is planning to expand into other regions, notably in North and South East Asia.

      The division is also in the process of upgrading its Integrated Communications Planning to further optimize clients' investments across 360(0) media strategies. These strategies are supported by a unique offer in the area of marketing mix optimization combining econometric modeling capabilities and proprietary decision support systems technology.

      Changes in organization have been made to foster new business success by launching Catalyst, its unique methodology, and by bringing the new business teams closer to account management teams within the Havas creative networks. Furthermore, there is ongoing work to lead a network approach by developing knowledge between offices on multi-country client accounts. Finally, in order to offer clients the most advanced and efficient buying and planning solutions, training programs are being developed on a virtual basis accessible to employees and managers worldwide. 2004 is the year of product consolidation. Today, MPG offers media-led solutions focusing on delivering the particular benefits that each client and brand require, with the aim of growing MPG's business and our client's business.

                                                Report of the Board of Directors

                               [GRAPHIC OMITTED]

Activity in 2003: During the year directly-owned MPG operations were opened in Austria, Denmark, Greece and India. Through a series of affiliation agreements, a further 48 offices were opened, in Africa, South America, Turkey and some Eastern European countries. The Arena network was developed into Argentina and Chile, and the Havas Sports activities into Spain.

MPG has had an excellent year in new business, in particular becoming France Telecom's roster media agency for Europe, obtaining a large mandate for Carrefour in France, Spain, Poland, Portugal, Switzerland and Turkey, extending to the Nike mandate into Mexico (after success in Spain and Portugal), earning a worldwide mandate for Polaroid in the USA, UK, Germany, France and Japan and another Northern European mandate for Geox in the Netherlands, Austria and Belgium.

2003 was also a good year for awards in the UK with the Channel 4 TV planning award for Orange's Learn campaign, the first place in the Brazilian Apple Digital Creativity Award, a Campaign Media Awards for Intercontinental Hotels and the Jerry Goldenberg's award in Communications excellence in Argentina. In addition, RECMA classified MPG's strategic planning tools as "excellent A+" only matched by Carat out of all the top 10 networks.

----------

 Corporate
governance

----------

Board of Directors

Alain de Pouzilhac

Chairman & CEO

Alain Cayzac

Executive Vice-President
Chief Communications Officer

Ed Eskandarian

Executive Vice-President
Chairman & CEO, Arnold Worldwide Partners

Thierry Meyer

Chairman of the Compensation
and Selection Committee

Leopoldo Rodes Castane

Chairman, MPG

Fernando Rodes Vila

Executive Vice-President
CEO, MPG

Jacques Seguela

Executive Vice-President
Chief Creative Officer

Independent directors(1)

Michel Boutinard Rouelle

Vice-President (Newspapers and Periodicals
Department), La Poste Group

Richard Colker

Managing Partner, Colker, Gelardin & Co.

Pierre Lescure

Chairman & CEO,
Anna Rose Production

Juan March Delgado(2)

Chairman & CEO, Corporacion Financiera Alba

Jacques Mayoux

Vice-Chairman, Goldman Sachs Europe

Patrick Soulard

Deputy Chairman,
Banque de Financement et d'Investissement
Societe Generale

Clement Vaturi

Permanent representative of Societe Centrale
Immobiliere et Fonciere SOCIF

Bob Schmetterer. Director and Chief Operating Officer, resigned on December 31, 2003.

(1) The criteria applied to determine whether directors are independent are presented on page 37.

(2) Juan March Delgado has decided, for personal reasons, not to stand for re-election to the Board at the Annual Shareholders' Meeting of May 26, 2004.

                                                Report of the Board of Directors

Committees of the Board

Strategic Planning Committee

Leopoldo Rodes Castane, Chairman
Alain de Pouzilhac
Michel Boutinard Rouelle
Pierre Lescure
Jacques Mayoux

Audit Committee

Richard Colker, Chairman
Michel Boutinard Rouelle
Clement Vaturi

Compensation and Selection Committee

Thierry Meyer, Chairman
Juan March Delgado
Clement Vaturi

Senior management

Alain de Pouzilhac,
Chairman & CEO

Jacques Herail,
Executive Vice-President, CFO

Jim Heekin,
Chairman & CEO, Euro RSCG Worldwide

Fernando Rodes,
CEO, MPG

Ed Eskandarian,
Chairman & CEO, Arnold Worldwide Partners

Jacques Seguela,
Executive Vice-President, Chief Creative Officer

Alain Cayzac,
Executive Vice-President, Chief Communications Officer

Agnes Audier,
Executive Vice-President, Chief Performance Officer

David Smail,
Executive Vice-President, Worldwide General Counsel

Simon Gillham,
Vice-President Communications

Jean de Yturbe,
Senior Vice-President, Business Development

Auditors

Statutory

Francois Bouchon
Yves Lepinay & Associes - FINDINTER

Alternate

Fiduciaire Nationale d'Expertise Comptable - FNEC
Michel Sibi

Independent Accountants

Barbier Frinault & Autres,
ERNST & Young network

|_||_||_|   Corporate governance

                  Biographies
                  of Board Members

                  Alain de Pouzilhac,
                  Chairman and Chief Executive Officer of Havas since 1989.

                  Alain began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as Account Executive, later becoming Account Supervisor. In 1975, he was appointed Chief Executive Officer of Havas Conseil, a subsidiary of Eurocom later named HCM, then HDM, becoming Chairman and Chief Executive Officer in 1982. In 1989 he was appointed Chairman and Chief Executive Officer of Eurocom, today named Havas. He is also a member of the Havas Strategic Planning Committee.

                  Jacques Herail,
                  Executive Vice-President, CFO (not a Board Member).

                  Jacques is a graduate of the Institut d'Etudes Politiques and the Ecole Superieure des Sciences Economiques et Commerciales (ESSEC), and a French certified Public Accountant. He began his career at the accounting firm Arthur Andersen in 1976. In 1984, he was appointed Finance Director of Havas Conseil (later called HCM, then HDM). In 1989, he became Chief Financial Officer of Eurocom, currently named Havas. He was appointed Executive Vice-President and Chief Financial Officer of Havas in April 1992.

                  Alain Cayzac,
                  Director of Havas since 1992 ,
                  Chief Communications Officer since October 2003.

                  A graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, Alain began his career with a five-year stint with Procter & Gamble as Assistant Brand Manager then Brand Manager. He entered the advertising industry in 1969 when he joined the NCK agency. In 1972 he was one of the founding Associate Directors of RSCG of which he was appointed Chairman in 1984. Following the merger in 1992 of RSCG and Eurocom, today called Havas, he became Chairman of Euro RSCG France, and was later appointed Chairman of Euro RSCG Worldwide.

                  He was appointed a Vice-President of Havas in 1997. Initially responsible for setting up and developing Havas Sports, he subsequently took over responsibility for Specialized Services, before taking up his current position as Chief Communication Officer. He was Chairman of the French Association of Advertising Agencies (AACC) for five years, and Member of the Executive Committee of the Mouvement des Entreprises de France (MEDEF), a confederation of French businesses for three years. He is today Chairman of the Paris Saint-Germain ("PSG") Sports Association.

                  Ed Eskandarian,
                  Director of Havas since September 2000.

                  Graduate of Villanova and Harvard University, Ed began his career as a scientist with NASA. In 1971, he became Senior Vice-President of the Humphrey Browning MacDougall advertising agency, and ten years later, in 1981, he was appointed Chairman and CEO. When the agency was acquired by London-based WCRS, he became Chairman and CEO of the new entity. In 1990, Ed decided to launch his own communications agency and acquired Arnold & Co. He joined the Havas Group in 2000 following the acquisition of Snyder, becoming Chairman and CEO of the new division, Arnold Worldwide Partners.

                  Thierry Meyer,
                  Director of Havas since June 1995,
                  Chairman of the Compensation and Selection Committee.

                  A graduate of the Universite Libre de Bruxelles and Harvard University, Thierry began his career in 1964 at Philips Electronics N.V., a Dutch electronics company, in its marketing department. From 1969 through 1990, he served as Chairman of several subsidiaries including Philips France. From 1990 to 1995 he was a Member of the Group Management Committee of Philips, successively as Chairman of Philips Consumer Electronics and Chairman of its European divisions. From 1995 to 2002 he was a Board Member and Advisor to a number of multinational companies, principally in the telecommunications field.

                                                Report of the Board of Directors

                  Leopoldo Rodes Castane,
                  Director of Havas since May 2001,
                  Chairman of the Strategic Planning Committee.

                  Graduate of Barcelona University, Leopoldo set up the Tiempo advertising agency in 1958 and remained the agency's Chairman and CEO until 1984. In 1985, he was named Chairman of "Barcelona 92", the organization he founded to support Barcelona's bid for the 1992 summer Olympics, and he went on to become a member of the Barcelona Olympics executive committee, from 1986 to 1992. From 1994 to 1996, he was a member of the international advisory board of Repsol, a Spanish oil company. Since 1999, he has been Chairman of the Havas Media Planning Group in Spain. He is also Vice-Chairman of the Spanish bank Urquijo, and Chairman of the Fundacio Museu d'Art Contemporani de Barcelona.

                  Fernando Rodes Vila,
                  Director of Havas since January 2001.

                  After obtaining an economics degree from UCB, Fernando began his career in banking, in the capital markets department of Manufacturers Hanover Trust. In 1989, he moved to Banco Espanol de Credito (Banesto), a Spanish financial institution. Appointed Chief Executive Officer of Media Planning SA in 1994, he helped to build the company into the leading media planning agency in Spain, Portugal and Latin America. When Media Planning SA joined the Havas Group in 1999 to form the Media Planning Division, Fernando became CEO of the new division.

                  Jacques Seguela,
                  Director of Havas since June 1992.

                  Jacques Seguela, who has a Ph.D. in Pharmacy, began his career as a reporter for Paris Match and then for France Soir. In 1969, he created RSCG, which merged with Eurocom in 1992 to create Euro RSCG Worldwide, today named Havas, of which he became Vice-President Chief Creative Officer and Member of the Executive Committee. He is the author of numerous books on advertising and has been involved in several campaigns for the election of political figures.

                  Independent Directors

                  The following Directors are considered as independent according to the definition applicable to companies quoted on Nasdaq. According to this definition, a director will not be considered "independent" if, among other things, he or she has:

                  - been employed by the corporation or its affiliates in the current or past three years;

                  - had a significant economic relation ship with the corporation in the past three years, directly or by an immediate family member or by a company controlled by prim self or a member of his family;

                  - accepted any compensation from the corporation or its affiliates in excess of $60,000 per annum during the past three years (except for board service, retirement plan benefits, or non-discretionary compensation);

                  Michel Boutinard Rouelle,
                  Director of Havas since March 1997.

                  A graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration (ENA), Michel began his career in government and public affairs, before becoming Advisor to the Prime Minister in 1986. After joining Vivendi Universal Publishing, a French media group, in 1989, he held the position of Chairman and Chief Executive Officer of Vivendi Universal Publishing's affiliate Havas Media Communication from 1995 to 1999. He served as Vice-Chairman of the Executive Committee of Vivendi Universal Publishing from 1997 to 1998. He worked as an independent consultant from 1999 to 2002 and in June 2003, joined La Poste Group as Vice-President (Newspapers and Periodicals Department). He is a Member of the Havas Audit Committee and since September 2003, of the Strategic Planning Committee.

                  Richard Colker,
                  Director of Havas since June 1995,
                  Chairman of the Audit Committee.

                  A graduate of Michigan State University, Richard began his career in the Finance Department of Wells Fargo Bank N.A. in 1969. From 1976 to 1983, he served as Vice-President of Banque de la Societe Financiere Europeenne, a French financial institution. From 1983 to 1990, he was Managing

|_||_||_|   Corporate governance

                  Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Ltd and of two of its affiliates. He is currently Managing Partner of Colker, Gelardin & Co., a private investment company.

                  Pierre Lescure,
                  Director of Havas since June 1994.

                  Graduate of the Paris Centre de Formation de Journalistes, Pierre started his career in radio. He then moved into television, where he held a variety of positions. In 1984, he participated in the launch of France's first private TV channel, Canal+, becoming Chief Operating officer in 1986. In 1994, he was appointed Chairman and CEO of Groupe Canal+ and in 2001, Chief Operating Officer of Vivendi Universal. He left Vivendi Universal and Groupe Canal+ in April 2002. In November of the same year, he was elected to the Board of Directors of Thomson Multimedia. As well as being a Director of Havas, Pierre has been a member of the Strategic Planning Committee since September 2003.

                  Juan March Delgado,
                  Director of Havas since May 2001.

                  Juan has a Ph.D. from the Escuela Superior de Ingenieros Industriales in Madrid, and since 1973 has co-managed the companies of the March Group and served as Chairman of the Juan March Foundation. He is currently Co-Chairman of Corporacion Financiera Alba, a Spanish financial and real estate holding company, a Director of Banco March, Member of the International Advisory Board of the Council on Foreign Relations and a Member of the Board of Directors of the Fondation Internationale Carrefour. Since October 2001 he has been a Member of the Havas Compensation and Selection Committee.

                  Jacques Mayoux,
                  Director of Havas since August 1988.

                  A graduate of Hautes Etudes Commerciales (HEC) and the Ecole Nationale d'Administration (ENA), Jacques began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Credit Agricole from 1963 to 1975, then Chief Executive Officer of Sacilor until 1982, and Chairman and CEO of Societe Generale from 1982 to 1986. He is currently Vice-Chairman of Goldman Sachs Europe and Honorary Chairman of Societe Generale. He has been a member of the Havas Strategic Planning Committee since September 2003.

                  Patrick Soulard,
                  Director of Havas since December 1999.

                  Graduate of IEP de Paris and ENA, Patrick began his career as a civil servant, holding various positions in the Ministry of Finance from 1977 to 1986. In 1986, he joined BNP where he held the positions of Financial Affairs Director, CEO of Banexi and member of the BNP General Management Committee. In 1996, he took up the position of Senior Banker at Societe Generale. He is currently Deputy Chief Operating officer of Banque de Financement et d'Investissement Societe Generale.

                  Clement Vaturi,
                  Permanent representative of Socif
                  (Societe Centrale Immobiliere et Fonciere)
                  Director of Havas since August 1988.

                  Graduate of Massachusetts Institute of Technology, Clement has been Chairman of the Board of Directors of Societe Immobiliere Hoteliere since 1983 and majority shareholder of its subsidiary, Socif, since 1984. As well as being a Director of Havas, he has been a member of the Audit Committee since July 2000 and a member of the Selection and Compensation Committee since October 2001.

                                                Report of the Board of Directors

Other corporate positions held by Company Officers

Alain de Pouzilhac,
Chairman & Chief Executive Officer

(Director's term expires in 2006)

Other functions within the Havas Group:

-     Chairman & CEO: Havas International

-     Chairman: Havas North America Inc. (United States)

-     Chairman & CEO: Snyder Communications Inc.

-     Vice-Chairman: MVBMS Euro RSCG Inc.

-     Chairman: Ata De Martini & C Srl (Italy), Betancourt Beker Euro RSCG
      (Mexico)

-     Director & Board Member: Evans Hunt Scott Eurocom Limited.

- Director: Colorado, HA Human Resources, Communider, Euro RSCG Wnek Gosper Ltd (United Kingdom), Euro RSCG Partners SA (Belgium), Euro RSCG Mezzano Costantini Mignani Srl (Italy), Euro RSCG SA Espana SA, Media Planning Group SA (Spain), Havas UK Ltd, Snyder Communications Inc.

- Permanent representative of Havas: Euro RSCG, Devarrieux Villaret, W & Cie, Havas Sports France, Havas Sports Group, W Printel, Le Nouvel Eldorado

-     Permanent representative of Havas International: Providence

Other functions:

-     Director: Kaufman & Broad (France)

Jacques Herail,
Executive Vice-President

Other functions within the Havas Group:

-     Senior Vice-President: Snyder Communications Inc. (United States)

-     Executive Vice-President and Director: Havas International

- Director: Euro RSCG Life, Euro RSCG, Devarrieux Villaret, Le Nouvel Eldorado, Havas North America Inc. (United States), Euro RSCG Worldwide Inc. (United States), The Field Institute (United States), Dad Holdings Corp. (United States), Euro RSCG Holdings Corp. (United States), DAD Management Inc. (United States), Snyder Communications Inc. (United States), Euro RSCG Partners SA (Belgium), Media Planning Ltd (United Kingdom), Euro RSCG Holdings Ltd. (United Kingdom), Havas Shared Services Ltd (United Kingdom), Havas UK Ltd (United Kingdom), Providence, Snyder Group Ltd (United Kingdom), Evans Hunt Eurocom Ltd (United Kingdom)

-     Member of the Supervisory Board: BETC Euro RSCG

-     Permanent representative of Havas: Bertrand Mirabaud Associes, DVTM

- Representative of Havas International: La Banda de Agustin Medina (Spain), La Banda Below The Line (Spain)

-     Manager: Havas IT

Michel Boutinard Rouelle,
Director

(Director's term expires in 2005)

Alain Cayzac,
Director

(Director's term expires in 2006)

Other functions within the Havas Group:

- Director: EURO RSCG RH, Bertrand Mirabaud Associes, Havas Sports Group, Euro RSCG, Euro RSCG C&O, Colorado, Abernathy MacGregor Group Inc. (United States), DAD Holdings Corp. (United States), Havas North America Inc. (United States), Media Syndication Global Inc. (United States), National Sales Services Inc., Euro RSCG SA (Spain), Field Research Corporation Inc. (United States), The Field Institute (United States), Havas Shared Services Ltd (United Kingdom), HR Gardens (Belgium), Data Communique International Inc. (United States)

- Permanent representative of Havas: W brand and design management, HA Human Resources, Chevrotine de Participations

Other functions:

-     Director: Amaury Group

Richard Colker,
Director

(Director's term expires in 2006)

Other functions within the Havas Group:

-     Chairman of the Audit Committee

Other functions:

-     Managing Partner: Colker, Gelardin & Co. (United Kingdom)

|_||_||_|   Corporate governance

Ed Eskandarian,
Director

(Director's term expires in 2004)

Other functions within the Havas Group:

-     Chairman: Arnold Worldwide Partner Chicago Inc. (United States)

- Chairman & CEO: Arnold Worldwide Partners LLC (United States), Arnold Worldwide LLC (United States)

- Director: Devarrieux Villaret, Ata De Martini & C Srl (Italy), La Banda de Agustin Medina Sl (Spain), La Banda Below The Line (Spain), Arnold Worldwide New York, Inc. (United States), WCRS Ltd (United Kingdom), Arnold Brand House (Australia), Arnold Worldwide Canada, Arnold Worldwide Spain

- Management Committee Member: Bouchez Kent & Co. LLC, Mckinney & Silver LLC (United States)

Other functions:

-     Director: Get Well Network (United States)

- Board of Trustees: Dana Farber Cancer Institute, University of Richmond, Boston Symphony Orchestra

Pierre Lescure,
Director

(Director's term expires in 2004)

Other functions:

-     Chairman & CEO: Anna Rose Production

-     CEO: We never sleep

-     Director: Thomson

-     Member of the Supervisory Board: Lagardere SA

Juan March Delgado*,
Director

(Director's term expires in 2004)

Other functions:

-     Chairman: Corporacion Financiera Alba, Fundacion Juan March

-     Director: Banca March SA

Jacques Mayoux,
Director

(Director's term expires in 2006)

Other functions:

-     Vice-Chairman: Goldman Sachs Europe

-     Honorary Chairman of Societe Generale

-     Internal Oversight Officer: Euris Cie Europeenne d'Investissements

-     Director: Altra Banque

Thierry Meyer,
Director

(Director's term expires in 2005)

Other functions within the Havas Group:

-     Chairman of the Compensation and Selection Committee since 2001

Leopoldo Rodes Castane,
Director

(Director's term expires in 2004)

Other functions within the Havas Group:

-     Chairman of the Strategy Committee

-     Chairman of the Board of Directors: Media Planning Group SA (Spain)

Other functions:

- Director: Sogecable SA, Alcatel Espana SA, Gas Natural SA, Banco Urquijo, Hosteleria Unida SA

Fernando Rodes Vila,
Director

(Director's term expires in 2006)

Other functions within the Havas Group:

- Director: MPG France, Mediaplanning France, MPG USA Inc., Media Planning SA de C.V., Media Planning Publicidade

-     CEO: Media Planning Group SA (Spain)

-     Manager: Media Planning LLC

Jacques Seguela,
Director

(Director's term expires in 2005)

Other functions within the Havas Group:

-     Director: Euro RSCG, Arnold Worldwide Spain

-     Permanent representative of Euro RSCG SA: Euro RSCG C&O

Other functions:

-     Chairman of the Supervisory Board: Emotion Pictures

* See note on page 34.

                                                Report of the Board of Directors

Patrick Soulard.
Director

(Director's term expires in 2004)

Other functions:

- Director: Financiere et Fonciere de Participation (FFP), Geneval, SG Cowen Securities Corp., SG Securities Asia, Boursorama

Societe Centrale Immobiliere et Fonciere - SOCIF,
Director

Represented by Clement Vaturi

(Director's term expires in 2004)

Other functions:

None

Bob Schmetterer,
Executive Vice-President and Director

(resigned from all corporate functions on December 31, 2003)

Other functions within the Havas Group in 2003:

-     Chairman: Havas North America Inc. (United States), MVBMS Euro RSCG Inc.

- Chairman & CEO: Euro RSCG Holdings Corp. (United States), Euro RSCG Worldwide Inc. (United States)

- Director: Media Planning Group SA (Spain), Euro RSCG Wnek Gosper Ltd (United Kingdom), Euro RSCG Worldwide Inc. (United States), Euro RSCG Healthview Inc. (United States), Euro RSCG DSW Partners LLC (United States), Rose Worldwide Inc. (United States), Euro RSCG Holdings Corp. (United States), Black Rocket Euro RSCG Ltd (United States), Sharpe Blackmore Inc. (United States), DAD Holdings Corp. (United States)

|_||_||_|   Corporate governance

Report of the Chairman of the Board of Directors

on the preparation and organization of the work of the Board, the internal control procedures in place within the Company and restrictions on the powers of the Chief Executive Officer, drawn up pursuant to article L. 225-37 of the Commercial Code.

Board procedures

Membership of the Board. The Havas Board of Directors has fourteen members, elected for a three-year term. Directors may stand for re-election. Seven members are independent directors according to the Nasdaq* definition. Seven Directors are foreign nationals.

Meetings of the Board. The schedule of Board meetings is drawn up in the fall for the following year. Additional meetings may be called depending on the Company's needs. Meetings are generally called around eight days in advance, but a shorter period of notice may be given in urgent situations (for example, for the meeting of November 12, 2003). In 2003, the Board met a total of seven times, with an average attendance rate of 90.5%.

Directors receive attendance fees which are allocated based on the criteria described in the report of the Compensation and Selection Committee.

The Board has drawn up internal rules governing the conduct of its meetings and authorizing participation in the meetings via videoconference.

Main issues dealt with by the Board.

- Meeting of March 5, 2003: approval of the 2002 financial statements and preparation of the Annual Shareholders' Meeting held on May 21, 2003.

- Meetings of March 24 and July 4, 2003: granting of stock options under the 2002 program.

- Meeting of May 21, 2003: renewal of the appointment of Alain de Pouzilhac as Chairman and Chief Executive Officer, of Bob Schmetterer as Chief Operating Officer and of Jacques Herail as Executive Vice-President, Chief Financial Officer.

- Meeting of September 17, 2003: approval of the financial statements for first-half 2003 and adoption of the strategic reorganization and restructuring plan.

- Meeting of November 12, 2003: refinancing of the Company's debt and calling of a meeting of holders of Havas 2002/2009 OCEANE bonds on December 1, 2003, to propose the buyback of the bonds' January 1, 2006 put feature.

- Meeting of December 10, 2003: review of reports on the buyback of the put feature of the OCEANE bonds proposed at the Board meeting of November 12, and on the implementation of the strategic reorganization and the cost-cutting program, review of the estimated 2003 results, granting of stock options for 2003.

Committees of the Board. The Strategic Planning Committee, the Compensation and Selection Committee and the Audit Committee report to the Board on their work throughout the year. A majority of members of each Committee are independent Directors.

The list of members of each Committee and reports on the Committees' activities during 2003 are presented in the Corporate Governance section of the report of the Board of Directors.

Restrictions on the powers of the Chief Executive Officer

At its meeting on May 21, 2003, in connection with the renewal of the appointment of Alain de Pouzilhac as Chairman and Chief Executive Officer, the Board decided that the following decisions would require its prior approval:

- purchases and sales - for cash or in exchange for shares - of real estate, businesses or equity interests;

- new finance leases for the acquisition of real estate or the transfer of finance leases;

-     creation of subsidiaries;

-     new borrowings other than short-term loans and overdrafts;

-     granting of loans;

- generally, any transactions involving the acquisition or transfer of title to assets;

*The Nasdaq definition of independent directors is presented on page 37.

                                Report of the Chairman of the Board of Directors

where the value of the assets concerned by any of the above transactions exceeds
(euro)122.9 million. Details of other investments must be reported to the Board of Directors.

Organization of internal control

In the third quarter of 2002, Havas launched the Helio project to develop a formal, documented internal control system within the Group based on the recommendations of the internationally recognized COSO (Committee of Sponsoring Organizations of the Treadway Commission).

COSO defines internal control as a process, effected by an entity's board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

-     effectiveness and efficiency of operations;

-     reliability of financial reporting;

-     compliance with applicable laws and regulations.

Control environment

Responsibility for promoting a sound control environment lies mainly with the Committees of the Board - the Compensation and Selection Committee, the Strategic Planning Committee and the Audit Committee - whose activities are described below. The other components of the control environment are as follows:

Code of Ethics

During 2003, a team at Havas headquarters drafted a Code of Ethics setting out the basic rules of conduct to be applied by all employees in their dealings with co-workers, clients and suppliers, as well as to assess and resolve conflicts of interest. The Code was discussed with representatives of the operating divisions and was adopted by the Board of Directors at its meeting on March 3, 2004. It will be made available to all employees during the first half of 2004.

Internal Audit

At the end of 2002, the decision was made to set up an Internal Audit function reporting to the Executive Vice-President, Chief Financial Officer. The head of Internal Audit also has direct access to the Worldwide General Counsel and reports to the Audit Committee of the Board of Directors. 2003 was devoted to:

-     drafting an Internal Audit Charter;

- setting up the team and winding down the outsourcing of internal audit activities to an international audit firm;

-     carrying out one-off internal audits of certain sensitive processes;

-     drawing up the 2004 internal audit program;

- contributing to the Helios Internal Control project and coordinating this project with the internal audit program.

Operational organization

The Group's business is organized around three operating divisions, each headed by a Chief Executive Officer (CEO) and a Chief Financial Officer (CFO). Within each division, the CEO and CFO organize controls over operations in application of Havas procedures.

Each Group company is also headed by a CEO and a CFO who report, respectively, to the divisional CEO and CFO. Within each division, regional financial controllers are responsible for financial controls over the companies in their region.

Legal administration

In the main countries, legal administration of the individual companies (holding of Board meetings and Shareholders' Meetings, powers of attorney, etc.) is handled directly by the department of the Worldwide General Counsel or outsourced under the supervision of the Worldwide General Counsel or the General Counsel of the division.

Delegations of authority

Procedures have been drawn up organizing the delegations of authority to the divisional CEOs and CFOs and stipulating the transactions which remain under the exclusive control of Havas, including Company acquisitions and divestments, material investments, the signature of leases, financing, loans and bank guarantees, and the recruitment of senior executives.

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|_||_||_|   Corporate governance

Cross-functional projects

Cross-functional projects have been launched to control certain transactions across all divisions:

- real estate: in the main countries, a project is underway to make more efficient use of the offices leased by the Group;

- working capital: the Sunrise project has determined best practices in the area of working capital management and has been promoting their adoption by finance departments across the entire Group;

- insurance: the Insurance Committee, made up of representatives from the three divisions, is responsible for enhancing management of insurance policies negotiated at Group level;

- purchasing: the Share project consisted of drawing up a list of preferred suppliers and negotiating contracts for the purchase of goods and services for the entire Group. Details of the suppliers and contracts are made available to all Group companies via the Havas Intranet;

- cash pooling: the cash pooling project is designed to manage the cash positions of Group companies in the main countries as efficiently as possible.

Internal control procedures for the preparation and processing of accounting and financial information

Reporting system

All Group companies use the same information system, managed at corporate level. The system is used for virtually all reporting processes - budgets, forecasts, monthly management reporting and quarterly, half-yearly and annual statutory reporting- and incorporates programmed controls over the data.

Budgeting and management reporting

Budgeting and management reporting processes are organized at corporate level. Reporting data are checked at the level of the divisions and consolidated at corporate level. The management reporting system is a key component of the Group's internal control system. All subsidiaries produce budget/actual and budget/forecast comparisons, together with variance analyses which are reviewed at division level.

Shared accounting services

The Group has set up shared service centers (back-offices) in the main countries, primarily to provide accounting and payroll services for local subsidiaries. As well as helping to reduce costs, this organization ensures that financial and accounting information is prepared according to the same procedures and using the same tools throughout the Group.

Consolidation

The Consolidation Department manages the statutory consolidation. The process consists of consolidating the statutory reporting packages prepared by all Group companies and certified by their local external auditors. The statutory reporting packages of all material companies - together representing 90% of total Group revenue - are submitted to a full audit. For other companies, the auditors' work may consist of a limited review. The data generated by the statutory consolidation process are systematically reconciled to management reporting data. These reconciliations are performed automatically by the integrated statutory and management reporting system, as explained above.

Management sign-off on the accounts of the subsidiaries

In parallel with the statutory consolidation, the CEO and CFO of each consolidated company are required to certify to the CEO and CFO of Havas that the financial information transmitted to the Consolidation Department is complete and complies with the true and fair view principle. These certificates form the basis of the statement by the Havas CEO and CFO on the consolidated financial statements included in the French annual report and the Form 20-F.

Other information

The Worldwide General Counsel's office is responsible for obtaining from the divisions all non-accounting information required to prepare the French annual report and the Form 20-F. Risks and claims and litigation are reported on a real time basis to the Worldwide General Counsel.

                                Report of the Chairman of the Board of Directors

Disclosure Committee

Since 2002, a Disclosure Committee made up of executives from the Communications, Investor Relations, Worldwide General Counsel and Finance Departments is responsible for reviewing the French annual report and the Form 20-F, based on a formal set of Disclosure Controls and Procedures.

The paragraphs above describe the Group's internal control environment and practices. The Sarbanes-Oxley Act in the United States and the Loi de Securite Financiere in France impose greater obligations in terms of internal control. Companies are required not only to issue formal, written procedures, but also to regularly assess their effectiveness. The Helios project responds to these obligations.

Helios internal control project

The Helios project was launched at the end of 2002 to comply with the internal control provisions of the Sarbanes-Oxley Act and the Loi de Securite Financiere. The main phases of the project were as follows:

-     identification and analysis of risk factors;

- updating and extension of the "Group Policies" manual, to include descriptions of controls aimed at managing risk factors;

-     posting of Group Policies on the Havas intranet;

- drafting of internal control questionnaires to verify the existence and effective implementation of the controls required by the Group Policies;

- selection of software to manage the internal control questionnaires on the Intranet, to enable the various entities to assess their procedures and facilitate the review of these assessments by the internal and external auditors;

- measures to inform the CEOs and CFOs of the divisions and subsidiaries of the new legal requirements in the area of internal control;

- selection of a group of representative companies that will be the subject of a formal assessment of key processes in 2004;

- training and assistance to finance and accounting teams in the various companies;

- roll-out of "Group Policies" to the individual companies, in the form of written and documented procedures;

- formal assessment of internal control covering 45 selected companies in 2004 and the entire Group in 2005;

- review of the companies' internal control assessment as part of the standard internal audit program;

-     implementation of any necessary corrective action.

The objective of the Helios project, conducted under the watchful eye of the Audit Committee, is to establish a stronger, more structured and more disciplined system of internal control, from the identification of risks to the regular assessment of procedures and the elimination of weaknesses. This will enable Havas to issue an internal control report containing an assessment of the effectiveness of the Group's internal control structure and procedures.

|_||_||_|   Corporate governance

Statutory Auditors' report

prepared in application of article L.225-235, final paragraph, of the French Commercial Code, on the report of the Chairman of the Board of Directors of Havas on internal control procedures related to the preparation and processing of accounting and financial information.

To the shareholders,

In our capacity as Statutory Auditors of Havas and in application of article L. 225-235, final paragraph, of the French Commercial Code, we present below our report on the report prepared by the Chairman of Havas in application of article
L. 225-37 of the French Commercial Code for the year ended December 31, 2003.

Under the responsibility of the Board of Directors, the Company's management is required to define and implement adequate and efficient internal control procedures. In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to shareholders our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information. We conducted our work in accordance with the professional guidelines applicable in France.

Those guidelines require that we perform procedures to assess the fairness of the information given in the Chairman's report about internal control procedures related to the preparation and processing of accounting and financial information.

These procedures included:

- reviewing the internal control objectives, general organization and procedures related to the preparation and processing of accounting and financial information, as well as the program to gradually assess the entire internal control system launched during the year, as described in the Chairman's report.

- reviewing the work underpinning the information given in the Chairman's report.

Based on our procedures, we have no matters to report concerning the information about the Company's internal control procedures related too the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors prepared in accordance with article L. 225-37, final paragraph, of the French Commercial Code.

                              Paris, April 26, 2004

Yves Lepinay et Associes "FIDINTER" Francois Bouchon
Yves Lepinay
Jean-Yves Lepinay

                               Statutory Auditors

                     Members of Compagnie Regionale de Paris

                                                Report of the Board of Directors

Board Committees

Report of the Strategy Planning Committee

The Strategic Planning Committee was set up by the Board of Directors at the end of 2001, to assist in formulating the Group's medium and long-term development objectives and strategy.

Members. In line with its commitment to good corporate governance practice, the Board of Directors appointed a new Strategic Planning Committee in 2003, with a majority of independent* members.

The five members of the Committee are:

-     Leopoldo Rodes Castane, Committee Chairman,

-     Alain de Pouzilhac,

-     Michel Boutinard Rouelle,

-     Pierre Lescure,

-     Jacques Mayoux.

Michel Boutinard Rouelle, Pierre Lescure and Jacques Mayoux are all independent Directors and do not receive any compensation from the Company apart from Directors' fees.

Activities of the Strategic Planning Committee in 2003.

The Strategic Planning Committee met twice in 2003. Its activities focused primarily on the strategic reorganization announced on September 18, 2003. The Committee participated in drawing up the plan and reviewed the measures taken to cut costs and improve performance. It also assessed new business figures and monitored implementation of the program of Company disposals.

In 2004, as well as performing routine strategic reviews of the various businesses, the Committee will closely monitor the ongoing drive to bring down costs, improve performance and win new business. Two meetings have already been held since the start of the year.

Report of the Audit Committee

Members. The members of the Audit Committee are appointed by the Board of Directors. Since July 2000, the Committee has had three members:

-     Richard Colker, Committee Chairman,

-     Michel Boutinard Rouelle,

-     Clement Vaturi.

All of these Directors are qualified as independent based on the Nasdaq definition.

The following persons are invited to attend Audit Committee meetings as required:

-     Executive Vice-President, Chief Financial Officer,

-     Worldwide General Counsel,

-     Statutory Auditors,

-     Independent Accountants,

- Finance executives who have specific knowledge of issues examined by the Committee,

-     Vice-President, Internal Audit and Internal Control.

Role and responsibilities. The Audit Committee Charter approved by the Board of Directors states that the Committee is responsible for reviewing:

- the interim and annual statutory financial statements of the Company and the Group prior to their submission to the Board of Directors, as well as the Form 20-F filed with the SEC in the United States;

- the control environment and the organization of internal control within the Group;

- specific accounting issues and options concerning the presentation of the financial statements.

During its meeting on December 10, 2003, the Committee approved an amendment to its Charter to comply with the new Nasdaq corporate governance rules and the French Loi de Securite Financiere. The amendment was approved by the Board of Directors on March 3, 2004.

Activities. During 2003, the Committee held six meetings and a preparatory conference call, based on a calendar fixed in advance. Two of the meetings were held shortly before the Board meetings called to review the interim and annual statutory financial statements. During the other meetings, the Committee reviewed:

 * The criteria applied to determine whether directors are independent

- which are based on Nasdaq rules - are presented on page 37.

|_||_||_|   Corporate governance

- the Group action plan to produce formal, documented internal control procedures, to comply with the requirements of the Loi de Securite Financiere, applicable from 2003, and the Sarbanes-Oxley Act, applicable from 2005;

-     the audit plan for the statutory audit of the 2003 financial statements;

-     internal audit reports for 2003 and the 2004 internal audit program;

- non-audit services provided by the external auditors that are allowed under auditor independence rules provided they are approved by the Audit Committee;

- accounting issues affecting the presentation of the Group accounts, mainly the reorganization plan, the accounting treatment of the plan costs and the audit of these costs, the buyback of the put feature of the 2002/2009 OCEANE bonds, goodwill impairment and the recognition and valuation of deferred tax assets;

-     the expected changes arising from the adoption of IFRS in 2005.

Report of the Compensation and Selection Committee

This report of the Compensation and Selection Committee, which was presented to the Board of Directors on March 3, 2004, describes the Committee's role and responsibilities and its activities in 2003.

Presentation of the Committee

Members: The Compensation and Selection Committee has three members, appointed by the Board of Directors:

-     Thierry Meyer, Committee Chairman,

-     Juan March Delgado,

-     Clement Vaturi.

All of the Committee members are Non-Executive Directors and are not paid any compensation by the Group apart from Directors' fees. Juan March Delgado is a significant shareholder of Havas, owning around 3.7% of the capital directly or indirectly as of March 31, 2004.

Role of the Compensation and Selection Committee

According to the Committee's internal rules, drawn up by its members and adopted by the Board of Directors, the role of the Compensation and Selection Committee can be summarized as follows:

- review and present recommendations on all components of the compensation paid to the Chairman and CEO, the Chief Operating Officer, the Executive Vice-President, Chief Financial Officer, other Executive Officers and key employees;

-     review the basis for granting stock options to the foregoing executives;

- recommend the total amount of directors' fees and, if appropriate, the method to be used to allocate this amount among the individual Directors;

- provide an opinion on the succession plans for the Chairman, the Chief Executive Officer, the Chief Operating Officer and on the selection of the Executive Vice-President, Chief Financial Officer, candidates for election as Directors and senior executives for key positions or with a high potential.

The Committee may also examine any other issues at the request of the Chairman and CEO or the Board of Directors.

Meetings of the Committee

The Committee met nine times in 2003, six times to discuss compensation issues and three times to discuss both compensation and selection issues.

In addition, between January 1 and March 6, 2004 the Committee met once to discuss compensation issues. Each meeting is preceded by one or several preparatory sessions organized by the Committee's chairman. In all cases, the Committee is assisted by an independent expert - Bruno Fourage, Mercer Consulting Human Resources - appointed by the Committee and whose services can be dispensed with only by decision of the Committee. Bruno Fourage's assistance consists mainly of performing benchmarking analyses and providing advice on technical issues.

                                                Report of the Board of Directors

Activities of the Committee in 2003
Havas compensation policy

The compensation policy defined by the Compensation Committee is designed to motivate the Executive Officers of the Group while at the same time closely aligning their interests with those of shareholders. The underlying principles are as follows:

- Compensation packages are reviewed annually -- in terms of both the various components and the total amount -- based on benchmarking analyses, to ensure that they remain competitive.

- A significant proportion of compensation for the covered Executive Officers (including stock options) is variable and depends on the fulfillment of performance targets.

- Performance targets are expressed in terms of growth in underlying profitability and also of Havas's performance in relation to its peer group.

Components of compensation packages

Compensation packages for the covered Executive

Officers comprise:

-     a fixed salary,

-     an annual bonus,

-     a long-term incentive payment (for a minority of executives),

-     stock options.

1) Fixed salary

Fixed salaries are determined by reference to market rates of pay for comparable positions. No salary increases have been awarded for 2004.

2) Annual bonus

General principles

The annual bonus is determined by reference to a combination of qualitative and quantitative criteria such as:

-     operating margin (EBIT* expressed as a percentage of revenue);

-     organic growth;

-     free cash flow**.

Operating margin and organic growth targets are set at either Group or division level, depending on the executive's position in the organization. As a general rule, 30% to 50% of the target bonus is linked to operating margin, 30% to 50% to organic growth and 25% to 40% to free cash flow.

Qualitative targets are clearly defined and the Committee pays particular attention to ensuring that they are both objective and measurable. In principle, no more than 25% to 30% of the target bonus is related to qualitative criteria. Depending on the executive's position and the division, the total annual bonus -- assuming that all the targets are met -- represents between 50% and 100% of the individual's salary. If the targets are exceeded, the bonus may represent up to a maximum of 200% of salary.

2003 bonus

In view of the Group's results, Alain de Pouzilhac and all of the other Executive officers waived their qualitative bonus (except for the portion corresponding to Directors' fees). The bonus targets concerned the development of new business, improved creative performance, debt refinancing and cost savings. Quantitative bonuses paid in respect of 2003 rewarded the performance of the MPG Division. In 2003, Executive officers' total compensation was 25% lower than in 2002, due mainly to the reduction in bonus payments.

 * EBIT is defined in note 2.2.8. to the consolidated financial statements.

** Free cash flow is defined in the footnote to the consolidated statement of cash flows, page 66.

|_||_||_|   Corporate governance

2004 bonus

The 2004 bonus plan is based on the same general principles as described above. The free cash flow criterion adopted in 2003 has also been applied in 2004, to act as an incentive to executives to maintain their efforts to strengthen the Group's financial position. However, for 2004, the target has been refined and is based on an improvement in the working capital* at division level, which is viewed as more relevant. The Committee has also recommended including this target in bonus plans for all Group employees who are in a position to influence working capital. Exceptionally, no qualitative targets have been set for 2004. The entire annual bonus will be based on the above quantitative targets, to ensure that executives focus all of their energies on improving the Group's results.

3) Long-term incentive plan (LTIP)

A long-term incentive plan has been set up for a minority of the members of top management who are the most directly able to influence the Group's results. The purpose of these bonuses is to reward longer term performance.

The plan is intended to act as an incentive for the executives concerned while also creating value for shareholders. Incentive payments are based on Havas's performance compared with that of its six main competitors (Omnicom, IPG, WPP, Publicis, Aegis and Grey) and they also take into account the level of net debt. This benchmarking mechanism ensures that only underlying performance is rewarded, and not the possible benefits of an improvement in economic conditions. In view of last year's results and the major restructuring plan implemented during the year, two changes have been made to the LTIP so that it continues to act as an incentive to the executives concerned and so that performance is measured on a relevant basis:

- performance will be measured over the period 2004 to 2006 instead of 2003 to 2005;

- the target based on growth in cash earnings per share** has been replaced by a target that compares the cumulative increase in Havas's EBIT over the period 2004 to 2006 with that of competitors. The change was necessary because Havas incurred a loss in 2003 and comparisons with competitors' cash earnings per share are therefore not possible.

The net debt target is unchanged.

For the long-term incentive payment to be triggered, the net debt target must be met and Havas must rank at least third in terms of EBIT growth. The amount of the payment declines sharply between the first and third place ranking.

4) Stock options

For the Executive officers covered by the Committee, the stock option policy introduced by the Committee in 2002 will continue to be applied in 2004. According to this policy, option grants depend on:

- fulfillment of targets related to Havas's underlying performance, measured mainly in terms of growth in cash earnings per share, and,

- Havas share performance in relation to that of its six main competitors. Havas must rank at least third to trigger an option grant, with the number of options declining sharply between the first and third place.

The targets are ambitious and the number of options granted varies considerably according to the performance level, from no options if performance is below target to a very large number of options if the two targets are fully met. For example, in view of the Group's disappointing results for the second year in a row, no stock options were granted to the covered Executive officer for 2003.

* Working capital is defined in the footnote to the consolidated statement of cash flows, page 66.

** Earnings per share before amortization of goodwill.

                                                Report of the Board of Directors

Policy concerning Directors' fees

The method used to allocate Directors' fees was changed in 2003 to link the payments more closely to the Group's performance and the implication of Directors. The fixed fee paid to each director was reduced by 25% from
(euro)40,000 to (euro)30,000, including (euro)8,000 paid in Havas shares that the director is required to hold for the entire duration of his term of office. The variable fee is based on two criteria:

- The Director's attendance rate at Board meetings and -- where applicable -- meetings of Committees of the Board. A fee of (euro)2,000 is paid for each Board meeting and each Committee meeting attended during the year. For the chairmen of the Committees of the Board, the fee per committee meeting is (euro)3,000.

- Growth in operating margin (EBIT expressed as a percentage of revenue). The corresponding fee ranges from 0% to 40% of the fixed fee plus the attendance-based variable fee.

No Directors received any fee linked to growth in operating margin for 2003. Of the total fees of (euro)1,015,000 voted at the last Annual Shareholders' Meeting, actual payments amounted to (euro)766,000. Directors' fees payable to Executive Directors are included in their total compensation package decided by the Compensation Committee.

Recruitment and appointment of Jim Heekin as Chairman and CEO of Euro RSCG Worldwide

The Compensation and Selection Committee decided on the compensation to be paid to JimHeekin as Chairman and CEO of Euro RSCG Worldwide. Although Jim Heekin is not an Executive Director of Havas, his compensation is decided by the Committee due to the importance of his position within the Group.

Stock option policy for staff and line executives other than those whose compensation is decided by the Committee

The Committee supports the new stock option policy proposed by the Chairman and CEO for these executives, which links option grants far more closely to clearly-defined performance targets. The new policy was applied to option grants under the 2003 plan, made on December 10, 2003. In light of the Group's results, the number of options granted was significantly below the maximum number authorized by the Annual Shareholders' Meeting and also compared with option grants made in previous years. Performance targets for these option grants are based mainly on growth in operating margin and organic growth at the level of the subsidiaries and divisions.

To motivate managers in a period of low variable compensation, the Compensation Committee agreed to extend for two years the June 19, 1997 incentive option plan. The performance targets for this plan were met and the vested options were exercisable between June 19, 2002 and June 19, 2004. Over 1,200 Group employees participate in management stock option plans.

|_||_||_|   Corporate governance

Executive compensation

Compensation to Executive and Non-Executive Directors in respect of 2003

in (euro)                          Fixed      Variable          Other               Havas         Total         Total        Change
                            compensation  compensation   compensation(2)  Directors' fees(3)       2003          2002
====================================================================================================================================
Executive Directors
Alain de Pouzilhac(1)          1,000,000             0          6,470              48,000     1,054,470     1,413,589      (359,119)
Bob Schmetterer                  840,056             0        326,249(5)               --     1,166,305     2,497,386    (1,331,081)
Alain Cayzac(1)                  450,000             0         13,697              42,000       505,697       863,113      (357,416)
Ed Eskandarian(1)                663,202             0         17,254              42,000       722,456       846,706      (124,250)
Jacques Herail(1)                700,000             0          7,371                  --       707,371     1,113,015      (405,644)
Leopoldo Rodes Castane(4)        600,000       334,950        369,369              48,000     1,352,319     1,362,500       (10,181)
Fernando Rodes Vila(1)           600,000       698,000        178,759(6)           42,000     1,518,759     1,025,000       493,759
Jacques Seguela(1)               450,000             0         21,268              44,000       515,268       913,236      (397,968)
====================================================================================================================================
Total                                                                                         7,544,645    10,034,545    (2,491,900)
====================================================================================================================================
Non-Executive Directors
Michel Boutinard Rouelle             N/A             0            N/A              60,000        60,000
Richard Colker                       N/A             0         56,153              65,000       121,153
Pierre Lescure                       N/A             0            N/A              44,000        44,000
Juan March Delgado                   N/A             0            N/A              62,000        62,000
Jacques Mayoux                       N/A             0            N/A              42,000        42,000
Thierry Meyer                        N/A             0            N/A              71,000        71,000
Patrick Soulard                      N/A             0            N/A              42,000        42,000
SOCIF                                N/A             0            N/A              44,000        44,000
Clement Vaturi                       N/A             0            N/A              28,000        28,000
====================================================================================================================================
Total                                N/A             0         56,153             458,000       514,153
====================================================================================================================================

(1) In light of the Group's 2003 results, the Executive Directors who were entitled to a qualitative bonus decided to waive this bonus payable in 2004 in respect of 2003.

(2) Including benefits in kind and pension benefits.

(3) Including fees awarded to members of the Committees of the Board.

(4) Leopoldo Rodes Castane is Chairman of MPG. His compensation is specified in a contract signed in January 2001 at the time of acquisition of MPG by Havas and is not reviewed by the Compensation Committee.

(5) Including (euro)265,281 ($300,000) in part payment of the severance package.

(6) Including a (euro)75,000 expatriation allowance.

Options granted to and exercised by Executive Directors in 2003

                               Options         Options         Options      Exercise            Plan     Options exercised
                               granted         granted       exercised         price                    in prior years for
                             under the       under the      and shares   (in (euro))                      which the shares
                             2002 plan       2003 plan    sold in 2003                                  have not been sold
==========================================================================================================================
Alain de Pouzilhac                   0               0               0           N/A             N/A               358,880
Bob Schmetterer                      0               0         217,214          4.09    Dec. 5, 1996                   N/A
Alain Cayzac                         0               0               0           N/A             N/A                   N/A
Ed Eskandarian                       0               0               0           N/A             N/A                   N/A
Jacques Herail                       0               0         139,968          4.09    Dec. 5, 1996               168,280
Fernando Rodes Vila                  0               0               0           N/A             N/A                   N/A
Leopoldo Rodes Castane               0               0               0           N/A             N/A                   N/A
Jacques Seguela                200,000               0               0           N/A             N/A                   N/A
==========================================================================================================================

                                                Report of the Board of Directors

Independent of the 2003 stock option program, Alainde Pouzilhac is granted 300,000 options per year over four years (from 2002 to 2005) by decision of the Board of Directors, in exchange for his agreement to waive a substantial proportion of his pension rights under the 1978 plan, which was set up prior to his appointment and is now closed. The estimated total cost to Havas, if the plan had been maintained, would have been in the region of (euro)10 million. For 2003, the options were granted under the July 4, 2003 plan at a price of
(euro)4.03 and are exercisable until July 4, 2013. Alain de Pouzilhac waived his rights to the 2002 option grant.

Options granted to the ten employees other than Executive Directors who received the greatest number of options in 2003

Total number of options granted in 2003: 427,716 including 205,473 at an exercise price of (euro)2.67 and 222,243 at an exercise price of (euro)4.38.

Options exercised by the ten employees other than Executive Directors who exercised the greatest number of options in 2003

In 2003, the ten employees concerned exercised 382,718 stock options at a weighted average exercise price of (euro)4.09.

Transactions in Havas shares by Directors

                                           Gross transactions                       Open positions at
                                                 in 2003                            December 31, 2003
===============================================================================================================
                                         Purchases        Sales          Buy positions          Sell positions
===============================================================================================================
Number of Directors concerned               15              3                           -                     -
===============================================================================================================
                                                                        Purchased calls 0          Sold calls 0
Number of securities                      38,469*        407,182              Sold puts 0      Purchased puts 0
                                                                      Forward purchases 0       Forward sales 0
===============================================================================================================
Weighted average price (in(euro))          3.67           4.53
===============================================================================================================

* Including the 26,969 shares allotted in payment of the portion of 2002 Directors' fees payable in shares. The table does not include indirect transactions carried out by the families of Mr Rodes and Mr March.

Executive Committees

Role and procedures

During 2003, the four Executive Committees -- the Strategic, Creative, Financial and Business Development Committees -- met five times. In a very difficult environment, the Committees steered the planning and implementation of a major strategic reorganization plan completed during the year. The Group has emerged leaner and fitter from this reorganization and will now go back to focusing on managing its businesses. Having successfully fulfilled their role, the Executive Committees have been reorganized to reflect the new structure.

Effective from 2004, the previous four Committees have been combined to form two new Committees

- the Finance and Strategy Executive Committee, made up of the CEOs and CFOs of the Divisions and Group senior management;

- the Creative Executive Committee, made up of the CEOs of the Divisions and the leaders of the creative teams in all communication disciplines.

The Group's business does not give rise to any specific environmental risks and, consequently, no environmental management committee has been set up.

------------------

   Results and          Jacques Herail
Financial Position      Executive Vice-President, Chief Financial Officer

------------------

2003 was a challenging year for the Group and for the communications sector as a whole. After contracting sharply in 2001 and 2002, the global advertising market worsened in the first half of 2003, particularly in the United States and Europe. In an unsettled environment and with the economy in the doldrums, companies scaled down their advertising budgets while also maintaining strong pressure on fee and commission rates. Although advertising spend picked up in the second half of the year, in the United States, Latin America and Asia, this was not enough to offset the slowdown in the European market and sharply lower revenues from most marketing services businesses.

      2003 results. The effects of this difficult environment are reflected in our 2003 results. Revenue fell by 17.2% to (euro)1,645 million, due in no small measure to the dollar's slide against the euro. Excluding the currency effect, the decline was 7.9%. Like-for-like revenue -- determined on a comparable structure and exchange rate basis -- was down 5.7% on 2002. This disappointing performance is analyzed in the table opposite, by region. Like-for-like revenue contracted sharply in the United Kingdom and was also lower in Continental Europe excluding France. Responding swiftly to this situation, at the end of the first half we identified 50 companies, mainly in the United Kingdom, the United States and Northern Europe, which were underperforming due to poor management or inappropriate market positioning or strategies, and represented a drag on Group revenue and earnings.

--------------------------------------------------------------------------------
                                                  2003      2002               %
                                               (euro)M   (euro)M   Like-for-like
--------------------------------------------------------------------------------
France                                             283       303           -3.6%
--------------------------------------------------------------------------------
United Kingdom                                     289       391          -13.0%
--------------------------------------------------------------------------------
Rest of Europe
except France and United Kingdom                   259       282           -6.4%
--------------------------------------------------------------------------------
North America                                      692       868           -3.6%
--------------------------------------------------------------------------------
Asia Pacific                                        65        76           +0.2%
--------------------------------------------------------------------------------
Latin America                                       57        67           +1.5%
--------------------------------------------------------------------------------
Total                                            1,645     1,987           -5.7%
--------------------------------------------------------------------------------

Operating income came to (euro)136 million, representing 8.3% of revenue versus 11.5% in 2002. The decline in operating margin was mainly due to poor revenue forecasting from Euro RSCG, which at a late stage in the year turned out to be over-optimistic. This led to delays in adapting the cost structure to lower revenues. The 11.2% cut in employee numbers translated into a 13.8% decrease in compensation costs, to (euro)968 million for a headcount of 15,961 persons at December 31, 2003. Other expenses were down by 14.8% to (euro)541 million, primarily reflecting a 14.1% reduction in rental costs and a 20.9% decrease in depreciation expense. Net exceptional expense of (euro)226 million consisted essentially of (euro)172 million in restructuring costs(1) and the approximately
(euro)51 million cost of buying back the put feature of the 2002/2009 OCEANE bonds(2). Income tax remained at a high (euro)38 million, due to the fact that no deferred tax assets were recognized for tax loss carryforwards in certain countries.

The Group ended the year with a (euro)179 million net loss before amortization of goodwill, representing a diluted loss per share of (euro)0.60.

(1) The restructuring plan is discussed below.

(2) The buy back mechanism is discussed in the section Financial position at December 31, 2003, page 57.

                                                Report of the Board of Directors

Havas should, whatever the environment, reap the benefits of its new organizational structure, and return to a dynamic of growth.

                               [GRAPHIC OMITTED]

|_||_||_| Results and Financial Position

Goodwill amortization (Group share) amounted to (euro)217 million, including a
(euro)151 million impairment charge related to the restructuring plan and
(euro)65 million in ordinary amortization. The Group ended the year with a net loss of (euro)396 million, representing a diluted loss per share of (euro)1.33.

Strategic reorganization and restructuring. Faced with worsening results, in September 2003, we took action to improve efficiency, establish a more competitive cost base and put our financial performance back on track, by launching a major restructuring plan. The three main components of the plan concern:

1.    downsizing measures, leading to the elimination of around 1,100 jobs;

2. action to free up around 70,000 sq.m. of offices for letting, in 40 buildings located mainly in the United Kingdom and the United States;

3. the transfer, restructuring, divestment or closure of 50 companies that weakened the Group's performance in 2003, including 16 companies intended to be sold and eight scheduled for closure.

The 2003 statement of operations includes a (euro)172million charge in respect of this plan (see detail below). Cash costs are estimated at (euro)68 million, including (euro)41 million expected to be paid out in 2004. The total estimated cost breaks down as follows:

--------------------------------------------------------------------------------
(euro)M                                                               2003 costs
--------------------------------------------------------------------------------
Severance costs                                                             (47)
--------------------------------------------------------------------------------
Real estate costs                                                           (75)
--------------------------------------------------------------------------------
Other                                                                       (50)
--------------------------------------------------------------------------------
Total (excluding goodwill impairment)                                      (172)
--------------------------------------------------------------------------------

The cost savings expected to be generated by the plan over a full year are estimated (euro)81 million, including (euro)11 million recorded in 2003 and another (euro)70 million to come in 2004. These savings can be analyzed as follows:

--------------------------------------------------------------------------------
(euro)M                                 Realized     Full-year      Differential
                                         in 2003      estimate      2004 vs 2003
--------------------------------------------------------------------------------
Compensation costs                             7            63                56
--------------------------------------------------------------------------------
Rental costs                                   4            17                13
--------------------------------------------------------------------------------
Other                                          0             1                 1
--------------------------------------------------------------------------------
Total                                         11            81                70
--------------------------------------------------------------------------------

Concerning the third component of the plan, as of end-2003 eight companies had been closed, as planned, and one company had been sold. In the first four months of 2004, another four companies have been sold. A (euro)151 million goodwill impairment charge was recorded in 2003, to cover of all of the companies to be closed down or sold. The total amount of the disposal program is estimated at
(euro)70 million.

The following table shows the 2003 revenues and operating expenses of the companies closed or sold in 2003 or scheduled for sale in 2004:

--------------------------------------------------------------------------------
2003  Figures                Closed         Sold      Others sold or      Total
(euro)M                                  in 2003         to be sold
--------------------------------------------------------------------------------
Revenues                         30           15                125         170
--------------------------------------------------------------------------------
Expenses                        (40)         (16)              (127)       (183)
--------------------------------------------------------------------------------
Operating loss                  (10)          (1)                (2)        (13)
--------------------------------------------------------------------------------

The company closures and divestments carried out in 2003 represent (euro)56 million worth of costs that will no longer exist in 2004, including (euro)38 million in compensation expense. In addition, (euro)70 million in incremental savings from the restructuring are expected in 2004 (including a (euro)56 million from compensation costs), as shown above.

                                                Report of the Board of Directors

Financial position at December 31, 2003.

Consolidated shareholders' equity at December 31, 2003 amounted to (euro)661 million versus (euro)1,197 million at the previous year-end. The (euro)536 million decline was attributable to the Group's (euro)396 million net loss for the year and a (euro)121 million negative translation adjustment. Net goodwill decreased by (euro)309 million to (euro)1,583 million, reflecting a (euro)162 million negative currency effect and a (euro)151 million impairment charge related to the companies intended to be sold or closed under the strategic reorganization plan. Net debt was reduced to (euro)642 million at December 31, 2003 from (euro)664 million one year earlier, despite the approximately (euro)51 million increase in financial liabilities arising from the buyback of the put feature of the 2002/2009 OCEANE bonds. The reduction in debt was achieved due to the (euro)36 million in free cash flow* generated during the year, reflecting strict control over capital expenditure and a significant (euro)81 million improvement in working capital before exceptional items.

In December 2003, the Group called a meeting of holders of the 2002/2009 OCEANE bonds, at which it offered to buy back the January 1, 2006 early redemption option (put) for (euro)1.2 per bond, representing approximatively (euro)51 million. This operation definitively pushed back the redemption date of the
(euro)450 million issue to January 1, 2009 while also increasing the value of the conversion option, considering the conversion price of (euro)10.38 per share.

2004 outlook. In an environment expected to be more favorable in 2004, with an improvement in our revenue trends since the fourth quarter of 2003, Havas should reap the benefits of its new organization and return to a dynamic of growth while boosting its profitability significantly.

We will continue to:

- attract new talents for key positions, helping us to face the challenge of winning market share, strengthen the management of our divisions and optimize our operations;

- deliver outstanding creative ideas for our clients in all communications disciplines;

-     develop our innovation capabilities;

- continue to reduce costs by establishing Group policies and contracts for general purchases, real estate leases, information systems and insurance, as well as by streamlining back office operations in most of the countries where we operate;

- reorganize our financial information system to reduce reaction times and track performance more closely.

* Free cash flow is defined in the note to the "Consolidated statement of cash flows", page 66.

|_||_||_| Results and Financial Position

IFRS project. In application of European regulation no. 1606/2002 and as required by standard IFRS 1 "First-time adoption of IFRS", the consolidated financial statements for the year ending December 31, 2005 will be prepared in accordance with the International Financial Reporting Standards applicable at that date. 2004 comparative data will be presented in the same format.

In April 2003, we set up an IFRS project team to identify the main differences in accounting methods and prepare the opening IFRS balance sheet at January 1, 2004. To complete this analysis, however, we will have to wait for the publication by IASB (International Accounting Standards Board) of the remaining standards expected to be applicable in 2005, and their approval by the European Union.

Project description and status

To guarantee consistency in defining and implementing new accounting policies throughout the organization, the IFRS project is being managed at Group level by a team in the consolidation department. The first phase, which is currently underway, consists of identifying differences between the Group's current accounting practices and IFRS, and measuring the impact on the financial statements.

We have decided to migrate our reporting and consolidation applications to Magnitude, an IFRS-compliant system. A five-member project team has beeen set up and the first consolidation under Magnitude will be run on a trial basis at the September 30, 2004 interim close.

IFRS initiation seminars were organized throughout 2003, intended primarily for Group-level finance and accounting staff. The training effort will be stepped up in 2004, to include finance and accounting staff in the operating units. Lastly, in the third quarter of this year, we plan to produce an IFRS accounting procedure manual.

Main identified differences between French GAAP and IFRS

Certain standards are expected to be revised and certain new standards to be applied but have not yet been issued. Consequently, we are not yet in a position to identify and assess the full impact of the changeover to IFRS. The main effects identified to date, based on the standards and exposure drafts published up to the end of 2003, are as follows:

- stock options: effective from 2005, the fair value of employee stock options will be recorded as an expense in the income statement (IFRS 2);

- accounting for the "debt" and "option" components of the OCEANE convertible bonds will be split, generating an additional financial charge (IAS 32);

- goodwill will no longer be amortized, but impairment tests will be performed at the level of the cash-generating unit;

- Havas shares held by the Company that are currently included in assets under "Marketable securities" will be recorded as a reduction in shareholders' equity under IFRS.

                                                Report of the Board of Directors

US GAAP

Havas shares are also quoted in the United States on Nasdaq, in the form of ADS (American Depositary Shares) and the Group therefore also produces US GAAP accounts. The 2003 Form 20-F is currently being prepared and will be published before June 30, 2004 on the SEC and Havas websites. Printed copies will be available from the Company's headquarters.

The following table presents a reconciliation of reported net loss, determined according to French GAAP, and net loss determined according to US GAAP:

--------------------------------------------------------------------------------
in (euro)thousand                                        Notes            2003
                                                                        --------
                                                                        Net loss
--------------------------------------------------------------------------------
Under French GAAP                                                      (395,753)
Goodwill amortization and impairment                       (1)           46,867
Earn-out/buy-out                                           (2)           (2,543)
Restructuring                                              (3)           17,851
2002/2009 OCEANE put buyback                               (4)           (7,555)
Valuation allowances on deferred tax assets                (5)          (77,952)
Other                                                                    (9,776)
--------------------------------------------------------------------------------
Under US GAAP                                                          (428,861)
--------------------------------------------------------------------------------

The main differences between the French GAAP and US GAAP accounts concern:

-     Goodwill (1):

      o French accounting standards previously authorized the write-off of goodwill against shareholders' equity in certain circumstances. This method is not allowed under US GAAP;

      o the acquisition of US-based Snyder Communications Inc. was accounted for by the pooling of interests method in the French GAAP accounts. In the US GAAP accounts, purchase accounting was applied;

      o under French GAAP, earn-out payments (based on future performance) and buy-out payments (commitments to buy out the shares held by the target's management) are treated as part of the acquisition price and are therefore taken into account in the calculation of goodwill. Under US GAAP, these payments are treated as compensation expense where they depend on the continued presence within the company of the managers concerned(2);

      o     since 2002, goodwill is no longer amortized under US GAAP.

- Restructuring provisions(3): Under US GAAP, provision criteria are more strict than under French Gaap. No provision may be recorded for real estate costs related to facilities that have not yet been vacated at the year-end.

- The charge recorded under US GAAP in connection with the buyback of the put feature of the OCEANE bonds issued in May 2002 is greater than that recorded in the French GAAP accounts(4).

- Under US GAAP, because of losses in the last few years, no deferred tax assets have been recognized for tax loss carryforwards in either France or the United States(5).

|_||_||_| Results and Financial Position

Report on the Company accounts

Results

Havas SA ended the year with a net loss of (euro)634 million, corresponding essentially to net financial expense of (euro)533 million and net exceptional expense of (euro)92 million.

Net financial expense included:

- an impairment charge on investments in subsidiaries and affiliates, mainly concerning:

      o Havas International for (euro)294 million, reflecting the negative impact on the value of the Havas international sub-group of adverse currency effects (mainly the fall in the US dollar and the British pound against the euro), as well as the restructuring costs under the plan announced in September 2003;

      o Media Planning Group SA for (euro)261 million, reflecting the value at which the shares will be transferred to another Group entity in 2004 for inclusion in the French tax group.

- The annual charge (net of releases) to provisions for redemption premiums on the 1999 and 2000 OCEANE bonds, for (euro)13 million;

-     Dividend income of (euro)20 million.

Exceptional items, representing a net expense of (euro)92 million, included:

- (euro)12 million net gain on the sale of the building at 11/15, quai de Dion-Bouton in Puteaux;

- (euro)51 million charge corresponding to the payment due on January 1, 2004 to holders of the 2002/2009 OCEANE bonds in connection with the buyback of the put feature;

- (euro)5 million profit on the 5,290,000 2002/2009 OCEANE bonds bought back and cancelled during the year;

- (euro)53 million net loss on the sale of the Company's interests in Media Planning Ltd and Snyder Direct UK to the local holding company, Havas UK.

Acquisitions of equity interests

The Company did not acquire any material equity interests during 2003 (information disclosed pursuant to article L.233-6 of the Commercial Code).

Presentation of the resolutions

The presentation of the resolutions appears after the Company accounts and before the text of the resolutions.

------------

Consolidated
 financial
 statements

------------

     Table of contents

     Consolidated income statement                                            63
     Consolidated balance sheet                                               64
     Consolidated statement of cash flows                                     66
     Notes to the consolidated financial statements                           67
     1. Significant events during 2003                                        67
     2. Principles and accounting policies                                    67
     3. Scope of consolidation                                                70
     4. Goodwill                                                              71
     5. Intangible and tangible fixed assets                                  72
     6. Financial assets                                                      73
     7. Breakdown of receivable accounts in gross value and by maturity       74
     8. Marketable securities                                                 74
     9. Shareholders' equity                                                  75
     10. Provisions for risk and expenses                                     76
     11. Financial liabilities                                                76
     12. Retirement obligations and post-employment benefits                  79
     13. Other operating payables and prepaid income                          80
     14. Deferred taxes                                                       81
     15. Turnover and revenue                                                 81
     16. Other operating expenses, net of revenue                             82
     17. Financial income/(expense)                                           82
     18. Exceptional items                                                    82
     19. Tax                                                                  83
     20. Goodwill amortization                                                83
     21. Earnings per share                                                   84
     22. Notes to the statement of cash flows                                 84
     23. Other information                                                    84
     24. Notes on commitments and contingencies                               85
     25. Other additional information and subsequent events                   87
     Scope of consolidation                                                   89
     Statutory Auditors' report                                               95

                                               Consolidated financial statements

Consolidated income statement

For the year ended December 31, 2003

                                                                           ===========
(in (euro)thousand)                                            Notes             2003              2002             2001
=========================================================================================================================
Billings                                                          15       10,969,782        13,256,265       14,950,258
-------------------------------------------------------------------------------------------------------------------------
Turnover                                                          15        5,490,233         6,294,610        6,706,642
Cost of sales                                                     15       (3,845,588)       (4,307,164)      (4,465,224)
Revenue                                                           15        1,644,645         1,987,446        2,241,418
-------------------------------------------------------------------------------------------------------------------------
Compensation                                                                 (968,316)       (1,124,015)      (1,262,947)
Other expenses, net                                               16         (540,529)         (634,576)        (744,493)
Total operating expenses                                        23.1       (1,508,845)       (1,758,591)      (2,007,440)
Operating income                                                              135,800           228,855          233,978
-------------------------------------------------------------------------------------------------------------------------
Financial income (expense)                                        17          (44,766)          (46,508)         (25,003)
Profit before tax and exceptional items                                        91,034           182,347          208,975
-------------------------------------------------------------------------------------------------------------------------
Exceptional items                                                 18         (225,862)           (9,068)        (151,329)
Tax                                                          19/23.1          (38,196)          (61,655)         (28,962)
Net income of fully consolidated companies                                   (173,024)          111,624           28,684
Income from associates (equity method)                           6.2              710                (8)          (1,315)
Net income before goodwill amortization and impairment                       (172,314)          111,616           27,369
Group share                                                                  (179,308)           94,556           11,152
-------------------------------------------------------------------------------------------------------------------------
Goodwill amortization and impairment                              20         (216,820)          (71,205)         (69,421)
Consolidated net income                                                      (389,134)           40,411          (42,052)
Group share                                                                  (395,753)           23,461          (57,777)
-------------------------------------------------------------------------------------------------------------------------
Earnings per share (in (euro))                             2.2.11/21
Net income before goodwill amortization and impairment
    Basic earnings                                                              (0.60)             0.32             0.04
    Diluted earnings                                                            (0.60)             0.31             0.04
Consolidated net income
    Basic earnings                                                              (1.33)             0.08            (0.21)
    Diluted earnings                                                            (1.33)             0.08            (0.21)
-------------------------------------------------------------------------------------------------------------------------
EBIT                                                           2.2.8          (89,352)          219,779           81,334
---------------------------------------------------------------------------===========-----------------------------------

------------

Consolidated
 financial              Consolidated balance sheet
 statements             As at December 31, 2003

------------

Assets

                                                                      =============
---------------------------------------------------------------------------------------------------------------------
(in (euro)thousand)                                                     31.12.2003        31.12.2002       31.12.2001
                                                         Notes                 Net               Net              Net
=====================================================================================================================
Goodwill                                               2.1.4/4           1,583,185         1,892,523        1,939,526
Other intangible assets                                2.2.1/5              53,544            63,341           57,752
Tangible assets                                        2.2.1/5             137,357           191,308          256,415
Land                                                                           559             4,453            7,571
Buildings                                                                   39,251            42,303           63,585
Plant and equipment                                                         35,703            51,085           63,794
Others                                                                      61,844            93,467          121,465
Financial assets                                                            22,606            26,405           26,537
Investments in non-consolidated companies                  6.1               5,951             6,738            4,916
Associates' equity (equity method)                         6.2                 968               203              209
Others                                               6.3/2.2.1              15,687            19,464           21,412
---------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                       1,796,692         2,173,577        2,280,230
---------------------------------------------------------------------------------------------------------------------
Work in progress                                         2.2.2              59,794            81,180           96,717
Trade receivables                                            7           1,131,729         1,370,100        1,662,891
Other debtors and sundry receivables                   2.2.2/7             386,650           485,087          564,957
Deferred tax assets                                   2.2.4/14             166,609           202,658          260,875
Marketable securities                                        8             445,860           478,231           61,725
Cash                                                                       253,315           316,793          404,478
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                     2,443,957         2,934,049        3,051,643
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             4,240,649         5,107,626        5,331,873
----------------------------------------------------------------------=============----------------------------------

                                               Consolidated financial statements

Liabilities and equity

----------------------------------------------------------------------=============---------------------------------
(in (euro)thousand)                                                    31.12.2003        31.12.2002       31.12.2001
                                                        Notes
====================================================================================================================
Shareholders' equity (Group share)                          9             640,387         1,165,485        1,381,910
--------------------------------------------------------------------------------------------------------------------
Share capital                                                             122,479           122,088          121,728
Share premium account                                                   1,789,950         1,786,247        3,079,831
Retained earnings                                                        (876,289)         (766,311)      (1,761,872)
Consolidated net income                                                  (395,753)           23,461          (57,777)
Minority interests                                          9              21,279            31,853           60,055
--------------------------------------------------------------------------------------------------------------------
Retained earnings                                                          14,660            14,904           44,330
Net income                                                                  6,619            16,949           15,725
Provisions for risk and expenses                           10             244,731           157,878          178,210
--------------------------------------------------------------------------------------------------------------------
Financial liabilities                                      11           1,341,162         1,459,445        1,169,470
--------------------------------------------------------------------------------------------------------------------
Convertible bonds                                                       1,100,924         1,215,214          795,606
Other borrowings and financial liabilities                                240,238           244,231          373,864
Operating and non-operating payables                                    1,993,090         2,292,965        2,542,228
--------------------------------------------------------------------------------------------------------------------
Trade payables                                                          1,047,188         1,169,250        1,360,929
Other payables                                          12/13             936,155         1,120,352        1,166,730
Deferred tax liabilities                             2.2.4/14               9,747             3,363           14,569

-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                            4,240,649         5,107,626        5,331,873
----------------------------------------------------------------------=============---------------------------------

------------

Consolidated
 financial              Consolidated statement of cash flows
 statements             As at December 31, 2003

------------

                                                                        ============
(in (euro)thousand)                                           Notes          2003           2002           2001
================================================================================================================
Operating activities
Consolidated net income: Group share                                     (395,753)        23,461        (57,775)
                         Minority interests                                 6,619         16,949         15,723
Elimination of non cash items
+ Amortization and depreciation                                           274,075        143,625        153,161
+ Changes in provisions and deferred taxes                                130,048         24,737         (3,252)
- (Gains) / losses on disposal of fixed assets                              6,899        (11,774)        15,187
Income from associates (equity method), net of dividends                      124            244          2,336
Operating cash flows                                                       22,012        197,242        125,380
Changes in working capital                                                132,262         46,841        (23,220)
Net cash provided by operating activities                      22.1       154,274        244,083        102,160
----------------------------------------------------------------------------------------------------------------
Investments
Purchase of fixed assets                                                 (122,777)      (170,698)      (385,281)
- Intangible and tangible                                                 (55,031)       (71,070)      (100,679)
- Financial                                                               (67,746)       (99,628)      (284,602)
Proceeds from sale of fixed assets                                         36,789         41,588         41,097
- Intangible and tangible                                                  23,124         29,345          9,416
- Financial                                                                13,665         12,243         31,681
Net cash position of subsidiaries purchased or sold                         4,789         18,711         36,586
Net cash used in investments                                   22.2       (81,199)      (110,399)      (307,598)
----------------------------------------------------------------------------------------------------------------
Financing
Dividends paid to Havas' shareholders                                     (29,896)       (69,912)       (62,712)
Dividends paid to minority interests                                      (13,375)       (19,364)       (20,576)
Capital increase                                                            5,697          9,293         (1,269)
Proceeds from long-term borrowings                                         12,224        457,384         37,559
Repayement of long-term borrowings                                       (153,677)       (77,360)       (70,225)
Changes in cash from financing activities                                  52,990         11,093          5,244
Net cash provided (used) by financing                          22.3      (126,037)       311,134       (111,979)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      (52,962)       444,818       (317,417)
Cash and cash equivalents brought forward at January 1 (1)                697,233        286,544        614,234
Currency translation adjustments on cash and cash equivalents             (20,874)       (34,129)       (10,273)
Cash and cash equivalents at December 31 (1)                              623,397        697,233        286,544
------------------------------------------------------------------------============----------------------------

      Free cash flow corresponds to cash inflow before changes in indebtedness (net cash provided by operating activities + net cash used in investments
      - dividends + capital increase).

      (1) "Cash and cash equivalents" at January 1 and December 31 does not include treasury stock which is shown in marketable. Securities in the balance sheet assets, as it cannot be assimilated as available.

                                               Consolidated financial statements

Notes to the consolidated financial statements

As at December 31, 2003

1.    Significant events during 2003

      On July 31, 2003, Havas announced a deep reorganization of its structure in order to return to growth and improve profitability.

      The main lines of this reorganization were as follows:

      - strengthening Euro RSCG Worldwide with the transfer of agencies from Specialized Services or Arnold Worldwide Partners, into a powerful global integrated communication network;

      - repositioning Arnold Worldwide Partners as highly creative local agencies in key markets;

      - eliminating the Specialized Services division, by closing or selling all agencies that did not meet the criteria for transfer.

      In addition, during 2003, Havas actively managed its debt profile by:

      - repurchasing convertible bonds (OCEANE) in the secondary market for a total amount of (euro)109,348 thousand, reducing its debt by
            (euro)114,264 thousand, and generating an exceptional profit of
            (euro)4,916 thousand;

      - purchasing for an amount of (euro)50,233 thousand the option for early repayment on January 1, 2006 of the (euro)450 million of convertible bonds (OCEANE), issued in May 2002, and maturing on January 1, 2009.

2.    Principles and methods

      Havas' consolidated financial statements as at December 31, 2003, have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of The Accounting Regulation Committee, and with the instructions of Regulation CRC 00-06 relating to liabilities.

      Pension obligations and post-employment benefits have been recognized since 2000, according to the projected credit units method which is compliant with the instructions of the CNC ("Conseil National de la Comptabilite") Recommendation No 2003-01 of April 1, 2003.

      Goodwills have been reviewed according to US standard SFAS 142, as Regulation CRC 2002-10 was not applied by anticipation.

      Havas' consolidated financial statements as at December 31, 2002 have also been drawn up according to the same rules and accounting principles applicable to those of 2003.

      2.1. Principles and methods of consolidation

      2.1.1. Methods of consolidation

      Majority-owned companies are fully consolidated. This method consists of substituting the entire assets and liabilities of the related companies for the investments in the balance sheet, and in posting all their income and expenses to the income statement. Minority interests are recognized in the shareholders' equity and net income. Companies over which Havas exercises a significant influence but does not have control, are accounted for by the direct equity method, where the Group's share of shareholders' equity and income is substituted for book value.

      2.1.2. Year-end

      The consolidated accounts are prepared on the basis of financial statements as at December 31, drawn up according to Group regulations, and reviewed by the Auditors. Entities whose fiscal years end on other dates are consolidated on the basis of an interim closing as at December 31.

      2.1.3. Elimination of intragroup balances and transactions

      The balances of intra-group receivable and payable accounts as at December 31, and intra-group transactions such as internal billings, dividend payments, capital gains or losses, increases and reversals of provisions relating to investments in consolidated subsidiaries, have been eliminated with the corresponding effects on the income statement.

      2.1.4. Goodwill

      Goodwill arising at the time of initial consolidation of an acquired company represents the difference between the acquisition cost and the Group's share of fair value of net assets evaluated at the date of acquisition. Differences are analyzed and may be allocated to assets, with the remainder posted to goodwill.

      Most of the goodwills are accounted for in the currency of acquired companies.

      Goodwill arising since 1988 is capitalized and amortized over a maximum period of 40 years, depending upon the analysis of this goodwill. The period of 40 years is usually adopted by the Group.

      In accordance with Article 248-3 of the Decree of March 27, 1987 (French law), part of the goodwill arising from the acquisition of RSCG Group in 1992 was deducted from equity.

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      In addition, the acquisition of Snyder SNC in 2000 was accounted for by the pooling of interests method according to paragraph 215 of Regulation CRC 99-02.

      At the end of each accounting period, the book value of the goodwills is compared to their fair market value, in order to determine whether a goodwill write-down is required. This method is compliant with US standard SFAS 142. Thus, net book value of each division which meets the criteria of reporting unit, is compared to the fair market value of its equity. Impairment charge is posted to the income statement when the book value is greater than the fair market value.

      The fair market value is calculated based on discounted future cash flows. The discount rate used corresponds to the weighted average cost of capital of public companies in the industry, but can vary from one division to another depending on the risk premium attributed to specific countries.

      2.1.5. Translation of foreign subsidiaries' accounts

      Financial statements of foreign subsidiaries are translated into euros at the exchange rate prevailing on the last trading day of the financial year for assets and liabilities, and at the average exchange rate for the year for the income statement and the statement of cash flows. As Havas' exposure to high inflation countries is limited and the financial impact is not material, the accounts of the related subsidiaries have been translated into euros in the same manner. The net income presented in shareholders' equity is translated at the average rate for the year, and any difference from the year-end closing rate is posted to consolidated retained earnings.

      In addition, the negative currency translation adjustments relating to the euro-zone posted to shareholders' equity amount to (euro)1,635 thousand.

      The average rates of major foreign currencies are as follows:

                                    ==========
      Foreign currencies                 2003          2002         2001
      --------------------------------------------------------------------------
      USD                             1.13088       0.94490      0.89563
      GBP                             0.69190       0.62876      0.62187
      ------------------------------==========----------------------------------

      2.2. Accounting principles

      2.2.1. Intangible and tangible assets, and financial investments

      Goodwill recorded in the balance sheet assets is written down when the evolution of the underlying businesses (measured by their revenue and income) requires such impairment.

      Tangible fixed assets of fully consolidated companies are valued at historical acquisition cost and may be adjusted by the allocation of the goodwill arising at the time of their initial consolidation.

      When a lease, in substance, implies the transfer of the majority of the risk and economic benefit related to the leased asset, meeting then the criteria of finance lease, the leased asset should be recognized as a fixed asset in the balance sheet with, as counterpart, a financial debt in the balance sheet liabilities, when significant.

      Capitalized assets should be amortized using the same conditions as those applicable for freehold assets.

      Depreciation is calculated using either the straight-line or reducing balance methods according to the nature of the assets. The period of depreciation is generally as follows:

       Assets                                             Period of depreciation
                                                                         (years)
--------------------------------------------------------------------------------
       Intangible:
       - Software                                                          1 - 3
--------------------------------------------------------------------------------
       Tangible:
       - Buildings                                                       25 - 33
       - Plant and equipment                                               3 - 4
       - Others:
       o IT equipment                                                          3
       o furniture                                                        7 - 10
       o fixtures and fittings                                                10
--------------------------------------------------------------------------------

      "Other financial assets" include deposits, loans to employees, non-consolidated companies and associated companies.

                                               Consolidated financial statements

      2.2.2. Current assets

      Work in progress includes external purchasing costs for outstanding campaigns. In addition, in certain cases where required by fiscal regulation or client agreements, it may include internal time spent.

      The other debtors and sundry receivables include, in particular, client receivables related to payments for media buying in France where, since 1993, media buying companies must operate as an agent according to the law "Loi Sapin". This means that the related debtor receivable accounts should be distinguished from other operating receivables due to their different legal nature.

      2.2.3. Retirement obligations and post-employment benefits

      Retirement obligations under collective bargaining and post-employment benefits (mutual insurance contributions of certain companies of the Group) are valued using actuarial methods and provided for according to the instructions of the CNC Recommendation No 2003-01 of April 1, 2003.

      2.2.4. Deferred taxes

      Deferred taxes are accounted for according to Regulation CRC 99-02. They are calculated on temporary differences and fiscal losses carried forward when there is a strong probability these fiscal losses can be recovered.

      The short-term character and the lack of a reliable timetable for the recovery of deferred taxes do not permit any discounting.

      2.2.5. Accounting for employee stock option plans

      Havas purchase options

      The Havas treasury shares earmarked for stock purchase plans are provided for when the exercise price falls below the purchase cost. In addition, provisions for risk and expenses should be recognized when the exercise price is also lower than the average market price.

      Havas subscription options

      When exercising the options, the "Share capital" and "Share premium" accounts are increased by the amount of cash received.

      Subsidiaries' (Private company) stock option plans

      Stock option plans that include a Group commitment to repurchase the shares at a value predetermined by a formula, are provided for when it is likely that the options will be exercised.

      On the other hand, when the exercise and repurchase prices are determined at fair market value and the stock option plans are qualified as "non-compensatory" according to the US generally accepted accounting principles (APB 25), these plans are accounted for when options are exercised and the shares repurchased by the Group. Any difference between the repurchase price and the exercise price is accounted for as goodwill.

      Goodwill is amortized over the residual amortization period of the historical goodwill. When not material, the whole amount is immediately amortized.

      2.2.6. Issue costs and redemption premium of convertible bonds

      Convertible bond issue costs are charged to the income statement on a straight-line basis over the life of the bonds. In case of any conversion, the residual costs are deducted from the premium arising upon the issue of the related shares.

      Convertible bond redemption premiums are provided for over the life of the bonds as soon as the reimbursement of the bonds seems probable.

      2.2.7. Accounting for additional payments for acquired companies
      (earn-outs)

      Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities under "Amounts due to suppliers of fixed assets" where the payments are considered probable and their amount can be reliably estimated.

      The amount due is reviewed at each year-end by applying the earn-out formula to the latest available financial data.

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      2.2.8. Profit before tax and exceptional items

      The consolidated "profit before tax and exceptional items" is derived from the financial statements of fully consolidated companies. The revenue and expenses are those generated during the financial year and which do not meet the criteria of "exceptional items" as stated below.

      The Group also uses EBIT (Earnings before interest and tax) as an indicator for measuring performance and for the purpose of comparison with its competitors.

      EBIT corresponds to operating income adjusted for income from associates and exceptional items.

      2.2.9. Exceptional items

      Typical exceptional items are the following:

      -     unusual provisions for doubtful receivables;

      - unusual impairment of fixed assets, and capital gains or losses on disposal of assets, including financial investments;

      - restructuring costs such as redundancies and related property charges (vacancy and property sublet for lower rent, indemnity for terminating lease agreements, write-off of fixtures and fittings etc);

      -     provisions for tax risks of material amounts;

      - expenses associated with aborted acquisitions, of unusual nature or amount;

      -     litigation, if significant.

      2.2.10. Financial instruments

      Financial instruments used by the Group to manage its exposure to interest rate and foreign exchange rate risks typically include interest rate swap agreements, forward rate agreements, foreign currency purchases and sales. These instruments are negotiated with leading banks, thus limiting the counterpart risks.

      Profits and losses on instruments acquired as hedges of assets or liabilities are recognized symmetrically to the loss or profit of the hedged item and in the same period. Any positions that do not qualify for hedge accounting are marked to market at year-end.

      2.2.11. Earnings per share calculation methods

       "Basic earnings per share" is calculated using the weighted average number of shares in issue during the financial year. "Diluted earnings per share" is calculated according to the treasury stock method:

      - the interest expenses relating to the convertible bonds are eliminated from the numerator;

      - the denominator consists of the number of shares which would result from all other potentially dilutive securities, such as warrants, stock options and convertible bonds giving access to the capital stock added to the basic number of shares, less the number of shares that could be repurchased with the cash obtained from the exercised stock options or warrants.

      However, marketable securities which give access to the capital stock are only taken into the calculation when they have a dilutive effect on earnings per share.

3.    Scope of consolidation

      During the financial year, the number of consolidated companies has changed as follows:

      --------------------------------------------------------------------------
      Numbers of companies as at December 31, 2002                          401
      Acquisitions                                                            9
      Disposals/closures                                                    (15)
      Mergers/spin offs                                                      (4)
      Numbers of companies as at December 31, 2003                          391
      --------------------------------------------------------------------------

      The scope of consolidation will be registered at the "Greffe du Tribunal de Commerce de Nanterre" in France.

                                               Consolidated financial statements

4.    Goodwill

      4.1.  Changes in goodwill

      (in (euro)thousand)
--------------------------------------------------------------------------------
      Gross value at December 31, 2001                                2,193,241
      Acquisitions of new companies (1)                                  21,014
      Acquisitions of minority interests (2)                             24,763
      Additional payments (3)                                           123,188
      Disposals                                                         (11,160)
      Currency translation adjustments                                 (166,931)
      Others                                                              1,813
--------------------------------------------------------------------------------
      Gross value at December 31, 2002                                2,185,928
      Acquisitions of new companies (4)                                  21,689
      Acquisitions of minority interests                                 13,079
      Additional payments                                                 3,432
      Disposals                                                            (492)
      Currency translation adjustments                                 (161,513)
      Others                                                             (3,986)
--------------------------------------------------------------------------------
      Gross value at December 31, 2003                                2,058,137
      Accumulated amortization at December 31, 2003                    (474,952)
--------------------------------------------------------------------------------
      Net value at December 31, 2003                                  1,583,185
--------------------------------------------------------------------------------

      (1) Acquisitions completed in 2002 were mainly 100% of Schmitter Media, leading independent media agency in Germany.

      (2) During 2002, Havas acquired minority interests (buy-outs) in companies already controlled such as Data Communique (US), ER Corporate (France) and TSM (France).

      (3) In 2002, Havas accounted for all commitments regarding additional payments (earn-outs) made or to be made relating to consolidated companies. Significant payments made concerned Vickers & Benson (Canada), The Maitland Consultancy (UK), MP Schmitter (Germany), and US companies such as ER Direct Response, ER Impact Chicago and Simmons Durham.

      (4) During 2003, the Group mainly acquired:

      - 100% of Money Syner Communications, a British specialist healthcare advertising agency with a strong media-buying activity,

      - and 60% of Grupo Vale Bates, No 5 in Mexico, and the largest independent agency.

      4.2. Geographical goodwill net value breakdown

      (in (euro)thousand)
      --------------------------------------------------------------------------
      Europe                                                             995,316
      North America                                                      522,062
      Asia Pacific                                                        32,853
      Latin America                                                       32,954
      --------------------------------------------------------------------------
      Total                                                            1,583,185
      --------------------------------------------------------------------------

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

5.    Intangible and tangible fixed assets

      (in (euro)thousand)                                   Intangible         Land      Buildings      Plant and         Others
                                                                                                        equipment
      ---------------------------------------------------------------------------------------------------------------------------
      Gross value at December 31, 2001                          96,471        7,571        102,186        182,532        286,035
      Acquisitions                                              17,336                       2,654         16,696         26,366
      Disposals                                                 (4,691)      (3,509)       (24,538)       (18,407)       (19,588)
      Changes in scope of consolidation                          6,339                      (1,567)         8,067        (16,690)
      Currency translation adjustments                          (6,467)                     (7,272)       (18,194)       (30,516)
      Reclassifications                                            (70)         391          3,003         (1,823)        (2,610)
      ---------------------------------------------------------------------------------------------------------------------------
      Gross value at December 31, 2002                         108,918        4,453         74,466        168,871        242,997
      Acquisitions                                               7,926                       9,137         11,470         21,269
      Disposals                                                (18,410)      (3,811)       (27,882)       (32,477)       (49,877)
      Changes in scope of consolidation                             (2)         (14)          (253)           134         (1,538)
      Currency translation adjustments                          (5,758)         (69)        (6,294)       (14,638)       (24,022)
      Reclassifications                                            536                      10,060          1,580         (8,991)
      ---------------------------------------------------------------------------------------------------------------------------
      Gross value at December 31, 2003                          93,210          559         59,234        134,940        179,838
      ---------------------------------------------------------------------------------------------------------------------------
      Accumulated amortization at December 31, 2002             45,589            0         32,163        117,786        149,530
      Amortization                                               9,799                       4,865         17,120         23,413
      Disposals                                                (11,990)                    (15,688)       (27,462)       (38,393)
      Changes in scope of consolidation                           (273)                       (157)           396         (2,060)
      Currency translation adjustments                          (3,737)                     (2,428)       (10,095)       (14,451)
      Reclassifications                                            278                       1,228          1,492            (45)
      ---------------------------------------------------------------------------------------------------------------------------
      Accumulated amortization at December 31, 2003             39,666            0         19,983         99,237        117,994
      ---------------------------------------------------------------------------------------------------------------------------
      Net value at December 31, 2003                            53,544          559         39,251         35,703         61,844
      ---------------------------------------------------------------------------------------------------------------------------

      Intangible assets include the RSCG trademark for (euro)14,330 thousand, and the Havas trademarks for (euro)4,574 thousand purchased in 2002 from Vivendi Universal Publising.

      Other tangible assets include in particular fixtures and fittings (part of which is recorded in the account "Buildings"), and IT equipment.

      Assets under finance leases are capitalized on the balance sheet when material. The major adjustments relate to two buildings located in Spain, resulting in gross fixed assets of (euro)11,044 thousand and financial debt of (euro)3,914 thousand. The related accumulated amortization at December 31, 2003 amounts to (euro)3,261 thousand.

                                               Consolidated financial statements

6.    Financial assets

      6.1.  Investments in non-consolidated companies

                                   ========
      (in (euro)thousand)             2003              2002              2001
--------------------------------------------------------------------------------
      Gross value                   24,095            25,269            30,448
      Depreciation                 (18,144)          (18,531)          (25,532)
      Net value                      5,951             6,738             4,916
-----------------------------------========-------------------------------------

      These financial assets include numerous companies which are either dormant or being liquidated, and a few companies in which the Group's shareholding is negligible and their net book value is insignificant.

      At each closing, the investments' historical value is compared to its assessed value determined upon net equity increased by a multiple of revenue or net income. When required, a provision is provided for.

      The decline in gross value of (euro)1,174 thousand in 2003 compared to 2002 is mainly due to the fall in the US dollar against the euro.

      6.2.  Investments accounted for by the equity method

      The table below shows the contribution of Associates in Group equity and net income:

      Amounts shown in assets:

                                                                                                                          ==========
      (in (euro)thousand)                    %    31.12.2002      Dividend         Share       Currency      Changes in   31.12.2003
                                     Ownership       Opening          paid     of income    translation        scope of      Closing
                                                     balance                                adjustments   consolidation      balance
      ------------------------------------------------------------------------------------------------------------------------------
      RSMB                                 50%           161          (192)          272             (3)                         238
      Estudio de communicacion             25%                                        (5)                            27           22
      RP Uno                               30%           120           (72)           26              1                           75
      SDM                                  40%           518          (324)           55            (16)             11          244
      The Moult Agency                     40%                         (56)          121              5              99          169
      Partners Andrew                      51%                        (221)          136             (3)            308          220
      ------------------------------------------------------------------------------------------------------------------------------
      Total                                              799          (865)          605            (16)            445          968
      --------------------------------------------------------------------------------------------------------------------==========

      Amounts shown in liabilities (provisions for risk):

                                                                                                                         ==========
      (in (euro)thousand)                  %    31.12.2002      Dividend         Share       Currency      Changes in    31.12.2003
                                   Ownership       Opening          paid     of income    translation        scope of       Closing
                                                   balance                                adjustments   consolidation       balance
      ------------------------------------------------------------------------------------------------------------------------------
      AIS                                40%          (175)           --           110             11              (9)          (63)
      Star Voice Taiwan                  49%          (421)           --            (5)            63                          (363)
      ------------------------------------------------------------------------------------------------------------------------------
      Total                                           (596)           --           105             74              (9)         (426)
      --------------------------------------------------------------------------------------------------------------------==========

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      6.3.  Other financial assets

                                    ========
      (in (euro)thousand)              2003              2002              2001
      --------------------------------------------------------------------------
      Gross value                    57,321            57,533            63,354
      Depreciation                  (41,634)          (38,069)          (41,942)
      Net value                      15,687            19,464            21,412
      ------------------------------========------------------------------------

      Maturities

      (in (euro) thousand)          Total   < 1 year   1 to 5 years    < 5 years
      --------------------------------------------------------------------------
      Gross value at
      December 31, 2003            57,321     52,726          2,371        2,224
      --------------------------------------------------------------------------

      "Other financial assets" mainly include loans to non-consolidated companies and associated companies, deposits etc.

7.    Breakdown of receivable accounts in gross value and by maturity

      Information on trade receivables and other receivable accounts in gross value which are shown in net value in the balance sheet assets

                                         ==========
      (in (euro)thousand)                     2003           2002          2001
      --------------------------------------------------------------------------
      Trade receivables
      Gross value                        1,174,043      1,428,272     1,717,050
      Depreciation                         (42,314)       (58,172)      (54,159)
      --------------------------------------------------------------------------
      Net value                          1,131,729      1,370,100     1,662,891
      --------------------------------------------------------------------------

      Other receivable accounts
      Advancers to suppliers                 7,592          6,733        29,609
      Other receivables                     71,354        108,822       139,139
      Sundry receivables                   257,502        298,873       314,489
      Prepaid expenses and
      adjustment accounts                   53,471         71,407        82,480
      Total gross value                    389,919        485,835       565,717
      --------------------------------------------------------------------------
      Depreciation                          (3,269)          (748)         (760)
      --------------------------------------------------------------------------
      Total net value                      386,650        485,087       564,957
      -----------------------------------==========-----------------------------

      By maturity

      (in (euro) thousand)          Total    < 1 year   1 to 5 years   < 5 years
      -----------------------------------==========-----------------------------
      Trade receivables         1,174,043   1,170,700          1,765       1,578
      Other receivable
      accounts                    389,919     384,347          5,197         375
      -----------------------------------==========-----------------------------

8.    Marketable securities

      On June 19, 1997, the Board of Directors granted 6,000,000 Havas stock options to senior executives of the Group.

      Following the payments of dividends made in 2002 and 2003 by debiting the "Share premium account" and "Regulated long-term capital gains equity reserve", respectively, the number of stock options has been adjusted to 6,217,896 at December 31, 2003. Each option represents one potential Havas share.

      These stock options are covered by 6,135,158 treasury stock shares recorded in marketable securities for a net value of (euro)27,519 thousand, and 82,738 treasury stock shares which were deducted from equity.

      Anticipating a unit option exercise price of (euro)4.45 which was lower than the average market value of December 2003, a provision of (euro)859 thousand was provided for at closing 2003.

      In addition, the other marketable securities are typically short-term monetary investments whose book value corresponds to fair market value.

                                               Consolidated financial statements

9.    Shareholders' equity

      9.1.  Treasury stock

      Within the framework of the share repurchase plan, during 2003 the following operations have been completed:

      -     acquisition of 15,000 treasury stock shares for (euro)55 thousand;

      - disposal of 494,827 shares, valued at (euro)1,910 thousand, for the payment of the acquisition of Money Syner Communications;

      - disposal of 1,508,088 shares, valued at (euro)7,540 thousand for the earn-out payment relating to Vickers & Benson;

      - disposal of 26,969 shares, valued at (euro)106 thousand for the payment of Directors' fees.

      Thus, at December 31, 2003, the number of treasury stock shares of 1,479,505 against 3,494,389 at December 31, 2002, with a book value of
      (euro)18,552 thousand, were deducted from equity.

      Including treasury stock shares recorded in marketable securities, the total number of treasury stock shares held by the Group amounted to 7,614,663 corresponding to 2.49% of outstanding capital stock at December 31, 2003.

      9.2. Changes in shareholders' equity

      (in (euro)thousand)                                                 Group share
                                            -------------------------------------------------------------------------      Minority
                                              Share        Share    Consolidated   Treasury      Currency       Total     interests
                                            capital      premium        retained      stock   translation
                                                         account    earnings and              adjustments
                                                                      net income
      ------------------------------------------------------------------------------------------------------------------------------
      Shareholders' equity
      as at December 31, 2001               121,728    3,079,831      (1,831,032)   (64,977)       76,360   1,381,910        60,054
      ------------------------------------------------------------------------------------------------------------------------------
      Dividends distributed                                              (69,912)                             (69,912)      (20,322)
      Stock options exercised                   360        3,147                                                3,507
      Conversion of bonds                                      1                                                    1
      Treasury stock                                                      (8,158)    15,238                     7,080
      Currency translation adjustments                                                           (180,652)   (180,652)       (5,711)
      Other movements                                 (1,296,732)      1,296,822                                   90       (19,117)
      Consolidated net income                                             23,461                               23,461        16,949
      ------------------------------------------------------------------------------------------------------------------------------
      Shareholders' equity
      as at December 31, 2002               122,088    1,786,247        (588,819)   (49,739)     (104,292)  1,165,485        31,853
      ------------------------------------------------------------------------------------------------------------------------------
      Dividends distributed                                              (29,896)                             (29,896)      (13,760)
      Stock options exercised                   390        3,678             (85)                               3,983
      Conversion of bonds                         1           25                                                   26
      Treasury stock                                                     (14,002)    31,187                    17,185
      Currency translation adjustments                                                           (120,756)   (120,756)       (2,276)
      Other movements                                                        113                                  113        (1,157)
      Consolidated net income                                           (395,753)                            (395,753)        6,619
      ------------------------------------------------------------------------------------------------------------------------------
      Shareholders' equity
      as at December 31, 2003               122,479    1,789,950      (1,028,442)   (18,552)     (225,048)    640,387        21,279
      ------------------------------------------------------------------------------------------------------------------------------

      In 1992, the goodwill arising on the acquisition of RSCG Group was partially written off against consolidated reserves in accordance with article 248-3 of the Decree of March 27, 1987. Had this goodwill of an amount of (euro)85,758 thousand not been written off, the 2003 theoretical amortization would have been increased by (euro)2,144 thousand.

      The goodwill relating to the acquisition of Snyder SNC, which was also written off against equity according to the pooling of interests method, would have increased amortization theoretically by (euro)48, 813 thousand.

      In 2003, the negative currency translation adjustment on shareholders' equity was mainly due to the decline of the US dollar against the euro for
      (euro)114,552 thousand.

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

10.   Provisions for risk and expenses

                                                                                                                       ==========
      (in (euro)thousand)      31.12.2002     Increase in      Reversal       Reversal      Changes in     Others      31.12.2003
                                               provisions       of used      of unused        scope of
                                                             provisions     provisions   consolidation
      ---------------------------------------------------------------------------------------------------------------------------
      Provision for expenses       26,199          82,007      (20,891)          (990)            (491)     3,797          89,631
      Provision for risk          131,680          52,056       (5,548)        (9,484)            (297)   (13,307)        155,100
---------------------------------------------------------------------------------------------------------------------------------
      Total                       157,879         134,063      (26,439)       (10,474)            (788)    (9,510)        244,731
----------------------------------------------------------------------------------------------------------------------===========

      Provisions for risk as at December 31, 2003 mainly include:

      - provisions for redemption premiums relating to the OCEANE convertible bonds issued in 1999 and 2000 respectively of
            (euro)3,237 thousand and (euro)58,129 thousand. These provisions correspond to the difference between the yield to maturity and the yearly coupon,

      -     a tax reserve of (euro)67,399 thousand.

      The amount shown in "Reversal of unused risk provisions" mainly includes the reversal of redemption premiums relating to the 2000 OCEANE convertible bonds that were repurchased for cancellation in 2003, for
      (euro)7,672 thousand. Figures disclosed in column "Others" are mainly related to exchange differences.

      Provisions for expenses mainly include costs of vacant premises of
      (euro)72,046 thousand provided for, as at December 31, 2003, as part of the strategic reorganization plan.

11.   Financial liabilities 11.1. Summary of financial liabilities

                                         =======================================     ---------------------------------
                                                 As at December 31, 2003                  As at December 31, 2002
                                           -----------------------------------       ---------------------------------
                                                        In         Conversion                     In       Conversion       Changes
      Financial liabilities                (euro) thousand     price in (euro)       (euro) thousand   price in (euro)    2003/2002
      -----------------------------------------------------------------------------------------------------------------------------
      OCEANE 1999 - maturity 01/01/04               85,344               9.08                 85,355             9.22           (11)
      OCEANE 2000 - maturity 01/01/06              565,580              20.87                679,859            21.18      (114,279)
      OCEANE 2002 - maturity 01/01/09              450,000              10.39                450,000            10.54             0
      -----------------------------------------------------------------------------------------------------------------------------
      Total OCEANE                               1,100,924                                 1,215,214                       (114,290)
      -----------------------------------------------------------------------------------------------------------------------------
      Bank borrowings                               93,362                                   118,673                        (25,311)
      Other financial liabilities                   98,601                                    57,384                         41,217
      Overdraft                                     48,275                                    68,174                        (19,899)
      -----------------------------------------------------------------------------------------------------------------------------
      Total financial liabilities                1,341,162                                 1,459,446                       (118,283)
      -----------------------------------=======================================---------------------------------------------------

                                               Consolidated financial statements

      11.2. Convertible bonds

      Since February 1999, Havas has issued three bonds convertible and/or exchangeable into new or existing shares ("OCEANE") with the following characteristics:

      OCEANE 1% February 1999/January 2004

      -     quoted on: the First market of Euronext Paris SA

      -     ISIN code: FR0000180713

      - principal amount at issue: (euro)230 million represented by 1,223,405 bonds

      -     unit issue price at par: (euro)188

      -     unit redemption value: (euro)195.13

      -     effective date: February 12, 1999

      -     duration: 4 years and 323 days

      - annual coupon rate of 1% or a gross yield to maturity of 1.75% assuming no conversion nor redemption prior to maturity

      - implicit interest rate of 2.18% per annum including issue costs amortization

      -     redemption at maturity on January 1, 2004

      - each bond may be converted into an adjusted number of 20.696 Havas shares (adjusted from 20 until June 10, 2002, and 20.40 between June 11, 2002 and June 17, 2003) at any time at the option of the holder, following the payment of a dividend of (euro)0.09 per share on June 18, 2003, a portion of which was debited to "Regulated long-term capital gains equity reserve".

      During 2001, 2002 and 2003, respectively, 9,990, 8 and 60 bonds were converted by anticipation into Havas shares. At December 31, 2003, the 453,957 remaining bonds represent a debt of (euro)85,344 thousand.

      The total redemption premium due at maturity amounts to (euro)3,237 thousand.

      As indicated in note 2.2.6, this redemption premium is provided for over the borrowing life and is included in "Provisions for risk and expenses" (see note 10).

      According to plan, the redemption of bonds was made on January 1, 2004

      OCEANE 1% December 2000/January 2006

      -     quoted on: the First market of Euronext Paris SA

      -     ISIN code: FR0000180747

      - principal amount at issue: (euro)709 million represented by 32,817,012 bonds

      -     unit issue price at par: (euro)21.60

      -     unit redemption price: (euro)25.44

      -     effective date: December 22, 2000

      -     duration: 5 years and 10 days

      - annual coupon rate of 1% or a gross yield to maturity of 4.25% assuming no conversion nor redemption prior to maturity

      - implicit interest rate of 4.67% per annum, including issue costs amortization

      - redemption at maturity on January 1, 2006 with a possible early redemption from January 1, 2004 to December 31, 2005, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas share's last trading prices and the conversion ratio exceeds 115% of the redemption value of the bonds

      - each bond may be converted into an adjusted number of 1.035 Havas shares (adjusted from 1 until June 10, 2002, and 1.02 between June 11, 2002 and June 17, 2003 following the payment of a dividend of
            (euro)0.09 per share on June 18, 2003, a portion of which was debited to "Regulated long-term capital gains equity reserve") at any time at the option of the holder.

      During 2003, 689 bonds have been converted into Havas shares by anticipation. In addition, Havas has repurchased 5,290,000 bonds which were then cancelled. At December 31, 2003, the outstanding bonds amounted to 26,184,277 representing a financial debt of (euro)565,580 thousand.

      In addition, the total redemption premium due at maturity amounts to
      (euro)100,548 thousand assuming no conversion nor repurchase from January 1, 2004.

      As indicated in note 2.2.6, this redemption premium is provided for over the borrowing life and is included in "Provisions for risk and expenses" (see note 10).

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      OCEANE 4% May 2002/January 2009

      -     quoted on: The First market of Euronext Paris SA

      -     ISIN code: FR0000188476

      - principal amount at issue: (euro)450 million represented by 41,860,465 bonds

      -     unit issue price at par and redemption value: (euro)10.75

      -     effective date: May 22, 2002

      -     duration: 6 years and 224 days

      - annual coupon rate of 4% or gross yield to maturity of 4% assuming no conversion nor redemption prior to maturity

      - implicit interest rate of 4.40 % per annum, including issue costs amortization

      - redemption at maturity on January 1, 2009 with a possible early redemption at the option of the issuer from January 1, 2005 to December 31, 2008, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas share's last trading prices and the conversion ratio exceeds 125% of the redemption value of the bonds

      - each bond may be converted into an adjusted number of 1.035 Havas shares (adjusted from 1 until June 10, 2002, and 1.02 between June 11, 2002 and June 17, 2003 following the payment of a dividend of
            (euro)0.09 per share on June 18, 2003, a portion of which was debited to "Regulated long-term capital gains equity reserve") at any time at the option of the holder.

      No conversion of any bond has been exercised since the issuing.

      In addition, on December 1, 2003, the General Meeting of holders of the 2002 OCEANE (bonds convertible and/or exchangeable for new or existing Havas shares), approved the payment by Havas of an amount of (euro)1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006. One time cash payment will be made on January 1, 2004, for a total amount of (euro)50,233 thousand. This amount was recorded as exceptional expense with as counterpart a financial liability in the balance sheet.

      The total impact of this operation amounts to (euro)51,108 thousand of which (euro)875 thousand of exceptional expenses, corresponds to banking fees.

      11.3. Other financial liabilities

      In January 2000, Havas contracted borrowings with BNP Paribas designed in particular to refinance the acquisition of Lopex plc, a British group. The borrowings comprise a convertible bond of (pound)40 million (duration of 7.5 years, interest rate of 7%) issued by Havas UK (former Evelink), the Group's British holding company and a future purchase agreement under which Havas International has the right to buy the Havas UK shares to be issued following the conversion for a total amount of (euro)40.4 million. The net balance of (euro)10,762 thousand is included in the financial debt as at December 31, 2003.

      11.4. Breakdown of gross debt by maturity, by currency and by type of interest rate

      By maturity

      (in (euro) thousand)         Total     < 1 year  1 to 5 years    > 5 years
      --------------------------------------------------------------------------
      Convertible bonds        1,100,924       85,344       565,580      450,000
      Bank borrowings             93,362       84,330         8,683          349
      Debt under
      capital leases               3,914        2,038         1,876
      Overdraft                   48,275       48,275
      Other financial
      debts (1)                   70,039       56,876         9,980        3,183
      Accrued interest            24,648       24,648
      --------------------------------------------------------------------------
      Total                    1,341,162      301,511       586,119      453,532
      --------------------------------------------------------------------------

      (1) Including the debt relating to the buy-back of early repayment option
      (put) for (euro)50,233 thousand.

      By currency and type of interest rate

      (in (euro)thousand)                 Fixed        Variable           Total
                                           rate            rate
      --------------------------------------------------------------------------
      EUR                             1,107,753          66,204       1,173,957
      USD                                12,042          43,662          55,704
      GBP                                10,910           3,929          14,839
      Other foreign currencies            7,720          14,059          21,779
      --------------------------------------------------------------------------
      Sub-total                       1,138,425         127,854       1,266,279
      --------------------------------------------------------------------------
      Accrued interest and
      "put buy-back"                                                     74,883
      --------------------------------------------------------------------------
      Total                                                           1,341,162
      --------------------------------------------------------------------------

      o Bank borrowings are denominated in the currency of the country where cash proceeds are used and therefore do not give rise to any currency exchange risk.

      o Some euro-denominated variable rate debt is hedged by financial instruments. Amounts are not material.

                                               Consolidated financial statements

      11.5. Net debt

                                                                                                                       ============
      (in (euro)thousand)                                   31.12.2002    Changes in scope       Movements    Others    31.12.2003
                                                                          of consolidation
      -----------------------------------------------------------------------------------------------------------------------------
      Financial liabilities excluding overdraft             (1,391,270)                238          88,462     9,681    (1,292,889)
      Cash net of overdraft                                    726,866               4,789         (57,751)  (20,874)      653,030
      Total                                                   (664,404)              5,027          30,711   (11,193)     (639,859)
      -----------------------------------------------------------------------------------------------------------------------------
      Marketable securities allowance                              (15)                                       (2,113)       (2,128)
      Net debt                                                (664,419)                                                   (641,987)
      -----------------------------------------------------------------------------------------------------------------============

12.   Retirement obligations and post-employment benefits

      Retirement obligations are valued according to the projected credit units method which is compliant with the CNC Recommendation No 2003-R.01. The amount of the provision is calculated on an individual basis and takes into account assumptions of staff turnover and payroll cost increases. The 2003 discount rate used is 5.73%.

      The mutual insurance obligations (shown in "Other benefits") correspond to the probable present value of the difference between projected medical services for current and future retirees and contributions paid by current and future retirees. Future services have been projected taking into account the trend of medical costs, the consumption due to the age of retirees, and a discount rate. The discount rates used (including inflation) are 5.1% for 2003 and 2002, and 5.5% for 2001.

      Provisions for retirement obligations and post-employment benefits (mutual insurance) are included in "Other payables" for (euro)18,221 thousand and
      (euro)7,560 thousand, respectively.

      (in (euro)thousand)                                       Defined benefit pension plans          Other benefits
                                                                -----------------------------     ------------------------
                                                                =========                         =========
                                                                    2003              2002            2003           2002
      --------------------------------------------------------------------------------------------------------------------
      Assumptions
      --------------------------------------------------------------------------------------------------------------------
      Benefit obligation discount rate                             5.73%             5.73%           5.10%          5.10%
      Estimated annual rate of increase
      in future compensation
      Expected rate of return on Plan assets                       6.60%             6.60%
      Expected remaining life of service                             8.0               8.0            15.0           15.0
      --------------------------------------------------------------------------------------------------------------------

      --------------------------------------------------------------------------------------------------------------------
      Change in benefit obligation
      --------------------------------------------------------------------------------------------------------------------
      Projected benefit obligation at beginning of period        (94,503)          (81,114)        (11,984)        (9,497)
      Service cost                                                (4,323)           (5,052)         (1,037)          (688)
      Interest cost                                               (4,896)           (4,871)           (607)          (522)
      Plan participant contributions                                (423)           (1,371)
      Amendments                                                                      (346)             (9)          (235)
      Acquisitions / disposals                                       221            (1,512)             10            131
      Curtailments / settlements                                     312
      Actuarial (loss) gain                                          511            (9,135)            519         (1,356)
      Benefits paid                                                4,171             3,357             192            183
      Others (foreign currency translation)                        6,238             5,542
      Projected benefit obligation at end of period              (92,692)          (94,503)        (12,916)       (11,984)
      ----------------------------------------------------------=========-------------------------=========---------------

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

     (in (euro)thousand)                                             Pension benefits                Other benefits
                                                              -----------------------------     ------------------------
                                                              =========                         =========
                                                                  2003              2002            2003           2002
     -------------------------------------------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets at beginning of period           52,128            57,937
     Expected return on plan assets                              3,236             3,998
     Company contributions                                       1,579             2,730
     Plan participants contributions                               423             1,371
     Acquisitions / disposals                                                      2,708
     Curtailments / settlements                                    (14)
     Benefits paid                                              (2,180)           (1,614)
     Actuarial (loss) gain                                       3,442           (10,681)
     Others (foreign currency translation)                      (4,375)           (4,321)
     Fair value of plan assets at end of period                 54,239            52,128
     -------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------
     Funded status
     -------------------------------------------------------------------------------------------------------------------
     Funded status of the plan                                 (38,453)          (42,375)        (12,916)       (11,984)
     Unrecognized actuarial,transition obligation
     Unrecognized actuarial,loss (gain)                         20,033            26,874           5,128          5,964
     Unrecognized actuarial prior service cost                     199               276             228            235
     Net amount recognized                                     (18,221)          (15,225)         (7,560)        (5,785)
     -------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------
     Net periodic pension cost
     -------------------------------------------------------------------------------------------------------------------
     Service cost                                                4,323             5,052           1,037            688
     Expected interest cost                                      4,896             4,871             607            522
     Expected return on plan assets                             (3,236)           (3,998)
     Amortization of net transition obligation
     Amortization of actuarial net loss (gain)                   1,244               797             318            265
     Amortization of unrecognized prior service cost                33                40              16
     Effect of settlements / curtailments                         (114)
     Net periodic benefit cost                                   7,146             6,763           1,978          1,475
     -------------------------------------------------------------------------------------------------------------------

13.   Other payables and prepaid income

      "Other payables" includes debt of (euro)325,732 thousand corresponding to operations carried out by media buying subsidiaries in France, in compliance with "Loi Sapin" instructions.

      In addition, it also includes additional payments (earn-outs) to be made on acquired companies for a total amount of (euro)61,263 thousand.

                                               Consolidated financial statements

14.   Deferred taxes Breakdown by nature

      (in (euro)thousand)                       Assets             Liabilities
                                         -------------------    ----------------
                                         =======                ======
                                            2003       2002       2003     2002
      --------------------------------------------------------------------------
      Temporary differences              103,169     99,607      9,747    3,363
      Tax losses carried forward          63,440    103,051
      --------------------------------------------------------------------------
      Total                              166,609    202,658      9,747    3,363
      -----------------------------------=======----------------======----------

      Deferred tax assets of (euro)557,007 thousand have not been recognized at December 31, 2003 (of which (euro)441,060 thousand for France and
      (euro)61,257 thousand for US).

      Thus, the amount shown in the balance sheet assets as at December 31, 2003 corresponds to deferred tax assets for which recovery is probable based on expected future taxable profits.

      A period of four years has generally been used for forecasting future profits except for the US zone.

      Regarding this zone, due to the importance of two restructurings performed in 2001 and 2003 which have generated significant charges, we believe it is more prudent to retain three years of future profits instead of a period of four to five years as we did in 2002.

      Geographical breakdown

      (in (euro)thousand)                       Assets             Liabilities
                                         -------------------    ----------------
                                         =======                ======
                                            2003       2002       2003     2002
      --------------------------------------------------------------------------
      Europe                              71,271     57,034      8,222    1,253
      North America                       90,960    141,290
      Asia Pacific                         1,754      2,914                 151
      Latin America                        2,624      1,420      1,525    1,959
      -----------------------------------=======----------------======----------
      Total                              166,609    202,658      9,747    3,363
      -----------------------------------=======----------------======----------

      A tax reserve is included in "Provisions for risk and expenses" (see note
      10), of which a part is related to the depreciation of deferred tax assets.

      15. Turnover and revenue

      Turnover is not a relevant aggregate for communications consulting services, which encompass two distinct types of revenues:

      -     fees representing payments for services rendered;

      - sale of media space and technical expenses incurred and re-billed to clients. Where these sales, in particular in foreign countries, are realized by advertising firms as intermediaries, only the margin on media space sales is included in revenues.

      For this reason, the notion of restated billings is commonly used to measure the volume of advertising budgets, independent of the basis of remuneration. Restated billings are calculated generally by multiplying agencies' revenue by 6.67 to reflect the usual advertising commission of 15% of advertising expenses, or when possible, the actual client advertising spend. Cost of sales includes media space bought and external costs of advertising production. Advertising businesses can also be measured by the aggregate "Revenue" shown in the income statement, and which amalgamates different types of payments for services rendered.

      No barter operations have been performed between the Group and its clients or suppliers.

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      Revenue breakdown is as follows:

      Geographical breakdown                                  Revenue
                                                  ------------------------------
                                                  =====
                                                   2003         2002        2001
      --------------------------------------------------------------------------
      Revenue (in (euro)million)                  1 645        1 987       2 241
      --------------------------------------------------------------------------
      France                                        17%          15%         16%
      United Kingdom                                17%          20%         19%
      Europe (excluding France
      and the UK)                                   16%          14%         13%
      North America                                 42%          44%         44%
      Asia Pacific                                   4%           4%          4%
      Latin America                                  4%           3%          4%
      --------------------------------------------------------------------------
      Total                                        100%         100%        100%
      --------------------------------------------------------------------------
                                                  =====

      Between 2002 and 2003, adjusted for constant scope and constant exchange rates, the organic evolution was -5.7%. In unadjusted figures, revenue decreased by 17.2%.

      Between 2001 and 2002, adjusted for constant scope and constant exchange rates, the organic evolution was -5.8%. In unadjusted figures, revenue decreased by 11.3%.

16.   Other operating expenses, net of revenue

                                          =========
       (in (euro)thousand)                    2003           2002          2001
       -------------------------------------------------------------------------
       Other operating revenue              14,200         22,742        70,765
       Depreciation                        (57,255)       (72,420)      (83,739)
       Net (increase) / decrease
       of provisions                         8,566         15,528         7,845
       Taxes                               (14,029)       (16,411)      (19,997)
       Other operating expenses           (492,011)      (584,015)     (719,367)
       -------------------------------------------------------------------------
       Total                              (540,529)      (634,576)     (744,493)
       -----------------------------------=========-----------------------------

17.   Net financial income / (expense)

                                                          ========
      (in (euro)thousand)                     2003           2002          2001
      --------------------------------------------------------------------------
      Dividends received from

      non-consolidated affiliates              206             50           216
      Net financial expense                (20,728)       (15,449)       (2,143)
      Currency gains /(losses)              (4,981)          (628)        1,163
      Redemption premiums
      related to OCEANE                    (20,847)       (22,683)      (24,852)
      Reversal of provision for
      redemption premiums
      related to repurchased
      OCEANE                                 7,672
      (Increase) / decrease
      of provisions                         (6,088)        (7,798)          613
      --------------------------------------------------------------------------
      Total                                (44,766)       (46,508)      (25,003)
      ----------------------------------------------------========--------------

      The Group did not adopt the "preferential method" consisting in posting to the financial income the potential exchange gains. This would have had a negative impact of (euro)251 thousand for the financial year 2003.

      The increase in provisions includes the amortization of OCEANE issue costs of (euro)5,204 thousand in 2003 and (euro)5,288 thousand in 2002.

18.   Exceptional items

      As indicated in note 1, during the second half 2003, Havas undertook a major strategic reorganization, aiming to improve growth and productivity of the Group.

      The main actions undertaken were the following:

      1. identification of agencies that did not meet financial and strategic criteria defined by the Group, for sale or closure;

      2.    strengthening of central management;

      3.    reduction of non-productive costs;

      4.    acceleration of profitability and improving cash flow.

      The refocusing of the Group has simplified the organization, providing opportunities for productivity gains from better use of talent, premises and other resources. This action has also led to the disposal or closure of agencies that did not meet the strategic or financial criteria defined by the Group. Regarding vacant premises, provisions provided for correspond to future rental payments until the end of the leases minus related assumed sublet income. These assumptions have been analysed on a case-by-case

                                               Consolidated financial statements

      basis taking into account the specificities of each property. This amount is discounted using a long-term risk-free rate.

      The General Meeting of 2002/2009 OCEANE holders approved the payment by Havas of an amount of (euro)1.20 per bond, in exchange for a waiver of their option to redeem the bonds at par on January 1, 2006 (see note 1). This led to the recognition of an exceptional expense of (euro)51,108 thousand, including banking fees in 2003.

      Furthermore, Havas has repurchased part of the 2000 OCEANE (see note 11.2) for cancellation, and this has generated an exceptional profit of
      (euro)4,916 thousand.

      The following tables summarize exceptional expenses and income:

                                                                       =========
      (in (euro)thousand)                                                  2003
      --------------------------------------------------------------------------
      Redundancies                                                      (54,297)
      Premises restructuring costs                                      (74,621)
      Asset depreciation                                                (24,414)
      Penalties/capital losses on disposals of subsidiaries...          (26,338)
      OCEANE 2002 put buy-back cost                                     (51,108)
      Gains on repurchased convertible bonds                              4,916
      --------------------------------------------------------------------------
      Total                                                            (225,862)
      -----------------------------------------------------------------=========

      (in (euro)thousand)                                                  2002
      --------------------------------------------------------------------------
      Redundancies and property provisions                              (11,884)
      Capital gains on asset disposals                                   10,101
      Gains on repurchased convertible bonds                              4,771
      Doubtful receivable provisions WorldCom (MCI)                     (11,100)
      Others                                                               (956)
      Total                                                              (9,068)
      --------------------------------------------------------------------------

19.   Tax

      Geographical breakdown

                                                 ======
      (in (euro)thousand)                          2003        2002        2001
--------------------------------------------------------------------------------
      Europe                                      7,347      39,319      30,641
      North America                              25,593      15,681      (8,668)
      Asia Pacific                                2,123       3,346          73
      Latin America                               3,133       3,309       6,916
--------------------------------------------------------------------------------
      Total                                      38,196      61,655      28,962
-------------------------------------------------======-------------------------

      Tax consolidations are in place in the main countries where the Group operates, i.e. France, US, and UK.

      2003 tax includes charges of (euro)95,721 thousand corresponding to unrecognized deferred tax assets, of which (euro)54,468 thousand is related to the US.

      Tax analysis

                                                              ======
      (in (euro)thousand)                                       2003        2002
--------------------------------------------------------------------------------
      Tax due                                                  9,397      47,120
      Deferred tax                                            28,799      14,535
--------------------------------------------------------------------------------
      Total (1)                                               38,196      61,655
--------------------------------------------------------------------------------
      Of which minority interests                              2,870       6,862
--------------------------------------------------------------======------------

      (1) The portion of tax relating to exceptional items is a profit of
      (euro)19,995 thousand.

      Tax rate reconciliation

      --------------------------------------------------------------------------
      Theoretical rate                                                     35.4%
      --------------------------------------------------------------------------
      Impact of definitive additions and deductions                         3.4%
      Impact of unrecognized deferred tax assets                          -69.3%
      Rate differences                                                      2.2%
      --------------------------------------------------------------------------
      Actual rate                                                         -28.3%
      --------------------------------------------------------------------------

20.   Goodwill amortization

      As indicated in note 2.1.4. "Accounting principles", goodwills are reviewed at each closing.

      Goodwill impairment tests have been carried out according to US GAAP SFAS 142, on divisions Euro RSCG, Arnold and MPG. The review performed did not lead to the recognition of any impairment in 2003.

      Discount rates are determined upon the risk premium of each country. For 2003, they ranged from 9.53% to 10.43% depending on the division.

      On the other hand, following the strategic reorganization, impairment tests were also performed on companies identified to be disposed or liquidated, leading to the recognition of an impairment of (euro)151,522 thousand in 2003.

      In 2003, amortization amounts to (euro)65,298 thousand, corresponding to normal amortization for the period.

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

21.   Earnings per share

      Earnings per share are calculated according to note 2.2.11. on the basis of net income group share.

      The three OCEANE are "out of the money". As they did not produce any dilutive effect on the calculation of diluted earnings per share, they were not taken into account in the calculation of the diluted number of shares.

      The average numbers of shares used for the 2003 earnings per share calculation are as follows:

                                        Before goodwill           After goodwill
                                           amortization             amortization
      --------------------------------------------------------------------------
      Basic                                 297,009,275              297,009,275
      Diluted                               297,732,970              297,732,970
      --------------------------------------------------------------------------

22.   Notes to the consolidated statement of cash flows

      22.1. Net cash provided by operating activities

      Net operating cash flows of (euro)22,012 thousand are detailed as follows:

      + (euro)158,151 thousand provided by profit before tax and exceptional items;

      - (euro)136 139 thousand provided by exceptional items.

      The change in cash provided by operating activities includes approximately
      (euro)50,000 thousand of restructuring costs which were not paid yet at December 31, 2003.

      22.2. Net cash used in investments

      Investments in tangible and intangible fixed assets include fixtures and fittings expenditures for an amount of (euro)8,627 thousand relating to Havas and Euro RSCG's new premises at Suresnes in France.

      Financial investments mainly concern the acquisition of the two agencies Money Syner Communications and Grupo Vale Bates, earn-out payments of
      (euro)30,823 thousand and buy-out payments of (euro)18,477 thousand.

      Proceeds from disposals mainly correspond to the sale of a building located at Puteaux in France for a total amount of (euro)18,300 thousand.

      22.3. Net cash provided by financing

      The amount shown under "Dividends paid to Havas shareholders" includes an amount of (euro)26,735 thousand which was actually paid to shareholders, and an amount of (euro)3,161 thousand corresponding to withholding tax ("Precompte mobilier").

      The capital increase mainly corresponds to the exercise of Havas subscription options.

      Repayment of borrowings is mainly related to the repurchase of 5,290 thousand 2000 OCEANE for an amount of (euro)114,264 thousand.

      "Changes in cash from financing activities" includes (euro)50,233 thousand relating to the put buy-back as mentioned above.

23.   Other information

      23.1. Segment information

      The Havas group offers a wide range of converging communications consulting services to the same type of clients.

      More and more clients are asking for integrated communication services which is leading us to create integrated communication operating units covering many disciplines in each geographical zone as follows:

                                Operating income                 Tax                  Fixed assets             Current assets
      Geographical             ------------------      -------------------    --------------------    ----------------------
      breakdown                ====                    ====                   =====                   =====
                               2003          2002      2003           2002     2003           2002     2003           2002
      ---------------------------------------------------------------------------------------------------------------------
      (in (euro)million)        136           229        38             62    1,797          2,174    2,241          2,710
      ---------------------------------------------------------------------------------------------------------------------
      Europe                    51%           57%       20%            64%      64%            60%      74%            70%
      North America             40%           34%       67%            26%      32%            37%      19%            24%
      Asia Pacific               4%            3%        5%             5%       2%             1%       4%             4%
      Latin America              5%            6%        8%             5%       2%             2%       3%             2%
      ---------------------------------------------------------------------------------------------------------------------
      Total                    100%          100%      100%           100%     100%           100%     100%           100%
      -------------------------====--------------------====-------------------=====-------------------=====----------------

      Note: the Middle East is included in Asia Pacific.

                                               Consolidated financial statements

      23.2. Personnel

      The average numbers of employees in fully consolidated companies were as follows:

      Average numbers                             ======
      of employees                                  2003        2002        2001
      --------------------------------------------------------------------------
      France                                       2,646       2,877       3,188
      Outside France                              13,697      15,989      17,185
      --------------------------------------------------------------------------
      Total                                       16,343      18,866      20,373
      --------------------------------------------======------------------------

      There were 15,961 employees as at December 31, 2003.

      The breakdown of the average number of employees by category is as follows:

   [The following table was depicted as a pie chart in the printed material.]

                      Specialized activities          8%
                      Back office                    12%
                      Creative                       30%
                      Client services                37%
                      Media & Research               13%

      23.3. Management emoluments and Directors' fees

      Total payments including fringe benefits to Directors and Officers amounted to (euro)8,057 thousand for 2003.

      At December 31, 2003 Directors and Officers owned a total of 7,518,210 stock options of which 2,456,059 are purchase options. 502,248 subscription options were granted in 2003. Retirement obligations and post-employment benefits amounted to (euro)140 thousand.

      The Group did not grant any loan or security to any Directors or Officers.

      23.4. Assets belonging to management or their connected parties

      Nil.

      23.5. Transactions with non-consolidated affiliates

      Nil.

      23.6. Special purpose entities

      The Havas group did not have any financial nor legal arrangement through special purpose entities.

24.   Notes on commitments and contingencies

      24.1. Security

      The Havas group does not have any secured debt. However, most of the credit lines and authorized overdrafts are covered by guarantees granted by the holding company.

      24.2. Breakdown of commitments by maturity

      Contractual obligations

                                                                                                        Maturities
                                                                                       ----------------------------------------
      (in (euro)thousand)                                                Total         < 1 year      1 to 5 years     > 5 years
      -------------------------------------------------------------------------------------------------------------------------
      Convertible bonds                                              1,100,924           85,344           565,580       450,000
      Bank borrowings                                                   93,362           84,330             8,683           349
      Financial debt excluding accrued interest                         70,039           56,876             9,980         3,183
      Operating leases                                                 685,792           97,046           337,673       251,073
      Capital leases                                                     3,914            2,038             1,876
      Stock option plans (1)                                             4,045              328             3,638            79
      Additional payments ("Earn-out") (2)                              61,263           49,956            11,307
      Purchase of minority interests ("Buy-out") (3)                    94,550           35,115            59,435
      -------------------------------------------------------------------------------------------------------------------------
      Total                                                          2,113,889          411,033           998,172       704,684
      -------------------------------------------------------------------------------------------------------------------------

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      Breakdown of other operating commitments by maturity

      (in (euro)thousand)                                                Total         < 1 year      1 to 5 years     > 5 years
      -------------------------------------------------------------------------------------------------------------------------
      Given
      Discounted notes not yet matured                                   4,441            4,441
      Security for authorized credit lines not used                     75,614           23,789               586        51,239
      Security for media space buying (4)                               23,540           14,324             7,966         1,250
      Marketing rights (5)                                              39,656           25,052            14,604
      Other obligations (6)                                            101,217            5,792               514        94,911
      -------------------------------------------------------------------------------------------------------------------------
      Total                                                            143,251           67,606            23,156        52,489
      -------------------------------------------------------------------------------------------------------------------------
      Received
      Marketing rights (5)                                               1,331              519               812
      -------------------------------------------------------------------------------------------------------------------------
      Total                                                              1,331              519               812             0
      -------------------------------------------------------------------------------------------------------------------------

      (1) As indicated in note 2.2.5, the Group has introduced stock option plans in favour of certain subsidiaries' employees.

            The Group undertook to repurchase the shares of subsidiaries to be issued when options are exercised by the employees.

            Compensatory stock option plans have been provided for (euro)3,137 thousand at December 31, 2003, as a "Provisions for risk and expenses".

            Non-compensatory plans will be provided for only when options are exercised.

            The amount of commitments includes both types of plan.

      (2) As indicated in note 2.2.7, the Group usually enters into earn-out agreements when acquiring companies. Earn-out payments are provided for when payments are probable and the amounts can be assessed reliably (see note 13).

      (3) In connection with all acquisitions where the Group purchases a controlling stake and enters into buy-out agreements to acquire minority shareholders' interests subsequently, the Group grants to minority shareholders put options which may be exercised at certain dates in the future, and at prices determined by formulae corresponding to normal market practices. These agreements are meant to establish a long-term partnership with the manager(s) who will have become the minority shareholder(s).

            The above breakdown by maturity was based upon an estimated date of exercise of the put options.

      (4) In certain countries, such as the UK and in Asia, media space buying operations carried out by agencies are secured by Havas, as required by local practices.

      (5) The Group acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The payments are to be made on a monthly basis.

      (6) In order to permit Havas' British subsidiaries to use automated payment services, Havas was asked by banks for security for an amount of (euro)89,202 thousand.

      The Group has no other significant off balance sheet commitments, or any which could become material in the future, than those mentioned above.

      24.3. Derivative financial instruments

      Foreign currency risk

      The Group has operations in over 65 countries. However, in 2003, 51% of the Group share of net income before goodwill amortization was in euros, 30% in US dollars and 18% in British pounds. After goodwill amortization, the breakdown is 41%, 36% and 21%, respectively.

      A 1% decline of the US dollar against the euro would therefore reduce revenue by approximately (euro)7 million, and a 1% decline in sterling would generate a drop of (euro)3 million, on the basis of a reported revenue of (euro)1,645 million.

      The majority of the Group's agencies operate on their local markets, with almost all revenues and expenses incurred in their local currency.

      In addition, some of the Group's acquisitions for cash in the US and the UK have been funded through local currency borrowings. For these reasons, the Group's exposure to fluctuations in exchange rates tends to be limited to the translation of the non-euro zone subsidiaries' financial statements into euros.

                                               Consolidated financial statements

      In order to manage its exposure to foreign currency risk and interest rate risk, the Group has entered into agreements as follows:

                                 ================================================
      Derivative financial                            2003                                                 2002
      instruments                ------------------------------------------------   ------------------------------------------------
                                    Hedged amounts  Currency         Hedging fair      Hedged amounts  Currency         Hedging fair
                                 in local currency                   market value   in local currency                   market value
                                        (thousand)            (in (euro)thousand)          (thousand)            (in (euro)thousand)
      -----------------------------------------------------------------------------------------------------------------------------
      Foreign currency forward
      sales                                 19,041       CAD                 224               12,269       CAD                  194
                                            35,505       GBP                 194
                                            32,000       USD                 240               62,000       USD                  449
      Interest rate options                 36,809       EUR              (1,203)              36,809       EUR                  731
      ------------------------------------------------------------------------------------------------------------------------------
      Total                                                                 (545)                                              1,374
      ---------------------------================================================---------------------------------------------------

      24.4. Financial covenants

      Financial liabilities amounted to (euro)1,341,162 thousand at the end of 2003. Most of this debt comprised OCEANE convertible bonds for an amount of (euro)1,100,924 thousand, bank overdraft of (euro)48,275 thousand, and other financial liabilities of (euro)98,601 thousand which were not subject to any financial covenants.

      Bank borrowings represented (euro)93,362 thousand at end 2003. Of this amount, (euro)36,494 thousand was under financial ratio covenants determined, most often, locally in the US and the UK.

      Due to significant reorganizations within the Group since the implementation of these agreements, in particular in these countries, some ratios have not always been met. These agreements have then been amended (by waiver of default) with the agreement of the banks so as not to trigger immediate repayment. These borrowings amounted to (euro)22,638 thousand at the end of 2003.

      In addition, total borrowings of (euro)13,856 thousand, located in the US, are subject to financial covenants applicable to local ratios based on US GAAP accounts; these ratios will be verified when the US GAAP accounts are disclosed.

      Financial covenants to be applied to Group consolidated data are as follows:

      - (euro)380 million: minimum amount of shareholders' equity
      - 2.75: 1: Net debt/EBITDA (excluding exceptional items)
      - 0.8: 1: Net debt/shareholders' equity
      - 5.0: 1: EBIT/net financial income

      Financial covenants to be applied to local data are as follows:

      - 3.0: 1: EBIT/interest expense
      - 3.8: 1: Debt/EBITDA
      - 2.5: 1: Debt/shareholders' equity

25.   Other information and subsequent events

      25.1. MCI Worldcom

      On July 21, 2002, WorldCom, one of our significant clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI.

      With respect to the media, we act as an agent for MCI and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. As a result, we had outstanding pre-bankruptcy petition receivables of approximately $26.4million as of December 31, 2003 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of MCI of approximately $26.9 million as of December 31, 2003.

      Currently, no media vendor is pursuing, nor have any waived, any claim against us for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to us that might result. Consequently,

|_||_||_| Notes to the consolidated financial statements

          As of December 31, 2003

      although a loss is possible, we cannot at this time reasonably determine the probability of any loss or the magnitude thereof.,Therefore no reserve has been recorded.

      With respect to commissions and production work, we have pre-bankruptcy petition receivables of approximately $10.4 million in our financial statements as of December 31, 2003 and 2002, which have been fully reserved as of December31, 2003 and 2002.

      On August 4, 2003, the Company and MCI entered into an agreement to compromise the pre-bankruptcy amounts due to the Company. The agreement will become effective only if the US Bankruptcy Court approves the agreement and the MCI plan of reorganization. As a result, there can be no assurance that the settlement agreement will become effective. Even if the agreement becomes effective, there remains a risk that media vendors may file claims against the Company.

      25.2. American Student List LLC

      On February 18, 2004, a class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of the Company's subsidiaries. The lawsuit alleges that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the US Driver's Privacy Protection Act. The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual. The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 under the Driver's Privacy Protection Act for each instance in which American Student List violated the Act, punitive damages, attorneys' fees and costs, and injunctive and other relief. American Student List intends to defend itself vigorously against this action.,While the ultimate resolution of this lawsuit cannot presently be determined, an unfavorable outcome could have a material adverse effect on our business, financial condition or results of operations.

                                               Consolidated financial statements

------------

Consolidated
 financial              Scope of consolidation
 statements             As at December 31, 2003

------------

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      EURO RSCG WORLDWIDE

      EUROPE

      AUSTRIA
      THE SALES MACHINE                                   92         100
      EURO RSCG E E                                       92          92
      HUMAN I EURO RSCG                                   74          80

      BELGIUM
      EURO RSCG GROUP BELGIUM                            100         100
      PALMARES                                           100         100
      EURO RSCG PARTNERS                                 100         100
      EQUATOR                                            100         100
      PRODUCTIVITY                                       100         100
      THE RETAIL CREATIVE AGENCY                         100         100

      CZECH REPUBLIC
      EURO RSCG A.S.                                     100         100
      THE SALES MACHINE                                  100         100
      DREAM STUDIO PRAGUE                                100         100

      DENMARK
      ER HOLDING                                         100         100
      COURAGE EURO RSCG                                   60          60

      FINLAND
      EURO RSCG GROUP OF COMPANIES                       100         100
      BNL EURO RSCG                                       70          70
      EURO INMEN                                          70         100

      FRANCE

      ADVERTISING AGENCIES
      EURO RSCG LIFE                                     100         100
      ER CD SANTE                                        100         100
      EURO RSCG FRANCE                                   100         100
      EURO RSCG C&O                                       99          99
      ABSOLUT REALITY                                     95          95
      BETC EURO RSCG                                     100         100

      CORPORATE AND MARKETING SERVICES
      EURO RSCG CORPORATE PUBLISHING                      99         100
      EURO RSCG MARKETING SERVICES                        97          97
      EURO RSCG INCENTIVE                                 97         100
      INTERCORPORATE SNC                                  99         100
      EURO RSCG THE CONNECT MACHINE                       79          81
      PROD'S                                             100         100

      REGIONAL AGENCIES
      EDITO                                               84         100
      EURO RSCG ENSEMBLE                                 100         100
      EURO RSCG COMMUNICANCE                             100         100
      COMMUNICATION ACTIVE                               100         100
      EURO RSCG UNLIMITED                                100         100
      EURO RSCG VERSION LATINE                           100         100
      EURO RSCG POLES SA                                 100         100
      MARTINE FLINOIS ET ASSOCIES                         60          71
      EURO RSCG ET CIE                                    84          84
      COGEM                                               52          52
      DESIGNS PLURIEL                                     84         100
      EURO RSCG RH                                        98         100

      GERMANY
      EURO RSCG ABC                                      100         100
      HAVAS HOLDING DEUTSCHLAND                          100         100
      EURO RSCG THOMSEN ROHLE                            100         100
      ABC HAMBURG                                         76          76
      MEDIAPOLIS MEDIASTAR                               100         100
      THE SALES MACHINE                                  100         100
      EURO RSCG LIFE                                     100         100
      EURO RSCG KREMER KONIG FORSTER                     100         100
      DORFER RELATIONSHIP COMMUNICATION                  100         100
      D-TAIL GMBH                                        100         100
      CONNECTING PEOPLE                                  100         100
      ER PARTNERS HQ GERMANY                             100         100
      ER LUBKE PREY                                       80          80
      REMPEN & PARTNER WERBEAGENTUR                      100         100
      REMPEN & PARTNER DESIGN BURO                       100         100
      DATA MINING                                        100         100
      PRODUCTION KONTOR                                  100         100
      REMPEN & PARTNER (NEWCO)                           100         100

      GREECE
      EURO RSCG ATHENS                                    75          75

      HUNGARY
      EURO RSCG BUDAPEST                                  51         100
      INSIGHT COMMUNICATION                               51          51

      IRELAND
      EURO RSCG IRELAND                                  100         100
      YOUNG EURO RSCG                                    100         100

      ITALY
      EQUIPE                                             100         100
      EURO RSCG MEZZANO COSTANTINI                        67          67
      EURO RSCG ROMA                                      37          55
      EURO RSCG INTERACTIF                                60          90
      EURO RSCG ITALIA                                   100         100

|_||_||_|   Scope of consolidation
            As at December 31, 2003

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      NETHERLANDS
      EURO RSCG PARTNERS                                 100         100
      GO RSCG BV                                         100         100
      TWO'S COMPANY                                       96         100
      HUMAN I                                             96         100
      BIKKER EURO RSCG                                    96         100
      BLRS                                                71          74

      POLAND
      EURO RSCG POLAND                                   100         100
      EURO RSCG DIALOG                                    65          65
      EURO RSCG MARKETING HOUSE                           56          56
      DREAM STUDIO WARSOW                                100         100

      PORTUGAL
      EURO RSCG II DESIGN                                 89          89
      EURO RSCG PUBLICIDADE                              100         100
      EURO RSCG SERVICOS DE MARKETING                    100         100
      HPP                                                 51          51

      RUSSIA
      EURO RSCG MORADPOUR
      & PARTNERS MOSCOW                                   99          99

      SPAIN
      THE SALES MACHINE SPAIN                            100         100
      EURO RSCG ESPANA                                   100         100
      SOLERO & SOLERO & PARTNERS                          71          71
      FUEL ESPANA                                        100         100
      ASCI DIRECT                                         65          65
      EVENTO ORIGINAL DE COMUNICACION                    100         100
      E-ONE                                               52          52
      DIFUSION Y AUDIENCIAS                               85          85
      RP UNO                                              30          30
      L-11                                               100         100

      SWEDEN
      EURO RSCG SWEDEN                                   100         100
      EURO RSCG SODERBERG ARBMAN                         100         100

      SWITZERLAND
      CBR                                                 66          66
      EURAD                                              100         100
      CATAPULT                                           100         100
      EURO RSCG LIFE                                     100         100

      UNITED KINGDOM

      BISS LANCASTER                                     100         100
      CGI BRANDSENSE                                     100         100
      EURO RSCG WNEK GOSPER                              100         100
      EURO RSCG HEALTHCARE LONDON                        100         100
      KLP LIMITED                                        100         100
      THE MAITLAND CONSULTANCY                            51          51
      BOUNTY UK                                          100         100
      CIRCLE.UK                                          100         100
      SKYBRIDGE EVENTS                                   100         100
      EURO RSCG LIFE MSC                                 100         100
      BDDH GROUP LTD                                     100         100
      COLUMNS                                            100         100
      PARTNERS ANDREW                                     51          51
      SOURCE                                             100         100
      AVIATOR                                            100         100
      BDDH PARTNERS                                      100         100
      SKYBRIDGE GROUP                                    100         100
      SKYBRIDGE CORPORATE GIFT                            51          51
      EHS REALTIME LEEDS                                  76          76
      COGNISANCE                                         100         100
      EVANS HUNT SCOTT EUROCOM LTD                       100         100
      CONRAN DESIGN GROUP                                100         100
      ALL RESPONSE MEDIA                                  57          57
      SDM                                                 40          40
      BRANN UK                                           100         100
      HR GARDENS UK LTD                                   98         100

      NORTH AMERICA

      CANADA
      SHARPE BLACKMORE                                   100         100
      REMTULLA EURO RSCG                                 100         100
      IMG                                                100         100

      USA
      EURO RSCG WORLDWIDE INC.                           100         100
      MVBMS EURO RSCG                                    100         100
      EURO RSCG TATHAM                                   100         100
      EURO RSCG DSW PARTNERS                             100         100
      EURO RSCG HOLDINGS CORPORATION                     100         100
      EURO RSCG LIFE AMERICAS                            100         100
      ROSE WORLDWIDE                                     100         100
      TIAD INC.                                          100         100
      DEVON DIRECT MARKETING                             100         100
      DFM                                                100         100
      CHINOOK HOLDINGS                                   100         100
      MIDDLEBERG EURO RSCG INC.                           80          80
      TYMAX                                               99         100
      EURO RSCG DIRECT RESPONSE                           71          71

                                               Consolidated financial statements

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      BLACK ROCKET EURO RSCG                              80          80
      IMPACT CHICAGO                                     100         100
      CIRCLE.COM                                         100         100
      AMERICAN STUDENT LIST                              100         100
      MAGNET COMMUNICATIONS                              100         100
      NRS                                                100         100
      ABERNATHY MAC GREGOR                               100         100
      BRANN LLC                                          100         100

      MIDDLE EAST

      ISRAEL
      ZSZ ADVERTISING AGENCY                              51          51
      ZSZ PR                                              51          51

      LEBANON
      EURO RSCG SHARP PENCIL                              82          82

      TURKEY
      KLAN                                                55          55
      BLUE STAR                                           55          55
      THE SALES MACHINE                                   43          79

      UNITED ARAB EMIRATES
      BAIN EURO RSCG FZ-LLC                               70          70
      ERWW IME FZ-LLC,                                    70         100

      ASIA PACIFIC

      AUSTRALIA
      THE MOULT AGENCY                                    40          40
      INTEGRATED OPTIONS                                  80          80
      EURO RSCG                                          100         100
          - Ball Retail Ltd
          - Designsphere
          - Opalway Ltd
          - Ball Direct Ltd

      CHINA
      EURO RSCG CHINA                                     70          70
      JINGSHI COMPUTER                                    70          70
      FIELD FORCE MARKETING                               70          70
      FIELD FORCE PROSPECT                                70          70
      THE SALES MACHINE                                  100         100

      HONG KONG
      EURO RSCG PARTNERSHIP                              100         100
      FIELD FORCE                                         70          70
      EURO RSCG CONTACT                                  100         100

      INDIA
      EURO RSCG ADVERTISING PRIVATE LLC                   61          61
      EURO RSCG TARGETMEDIA PRIVATE LLC                   91         100

      INDONESIA
      EURO RSCG ADWORK                                    86          86
      CCC INDONESIA                                       98         100

      JAPAN
      EURO RSCG PARTNERSHIP JAPAN                        100         100

      MALAYSIA
      EURO RSCG PARTNERSHIP                              100         100
      EPIC OMNILINK INTEGRATED                           100         100

      PHILIPPINES
      EURO RSCG PHILIPPINES                               70          70
      AGATEP ASSOCIATES                                   70          70

      SINGAPORE
      EURO RSCG PARTNERSHIP                              100         100
      STAREAST COMMUNICATIONS                            100         100

      SOUTH KOREA
      EURO RSCG NEXT                                      60          60

      TAIWAN
      EURO RSCG PARTNERSHIP                              100         100
      STAREAST COMMUNICATIONS                            100         100
      JINGSHI ENTERPRISE TAIWAN                           70          70
      STARVOICE TAIWAN                                    49          49

      THAILAND
      FLAGSHIP COMPANY                                    51          51
      DIRECT IMPACT THAILAND                             100         100
      TBP LTD                                            100         100
      CONSUMER CONTACT COMMUNICATIONS LTD                 70          70

      LATIN AMERICA

      ARGENTINA
      EURO RSCG LATINO AMERICA                           100         100
      EURO RSCG SA                                       100         100
      EURO RSCG INTERACTION                               51          51
      ESTUDIO DI COMMUNICACION                            25          25

      BRAZIL
      CARILLO PASTORE EURO RSCG                           49          49
      EURO CAP                                            61          61
      EURO INTERACTION BRAZIL                             25          51
      DUETZ EURO RSCG                                     25          51

      CHILE
      EURO RSCG CHILE                                    100         100
      PUBLIART                                            68          68
      THE SALES MACHINE                                   76          76

|_||_||_|   Scope of consolidation
            As at December 31, 2003

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      COLOMBIA
      THE SALES MACHINE                                  100         100
      EURO RSCG INTERACTION                              100         100
      EURO RSCG COLOMBIA                                 100         100
      SPOT                                                66          66

      MEXICO
      BETANCOURT BEKER EURO RSCG                          83          83
      PERSONNEL SUPPORT                                  100         100
      the SALES MACHINE                                  100         100
      EURO RSCG INTERACTION                               55          55
      GRUPO VALE EURO RSCG                                60          60
      ESTRATEGIAS EURO RSCG                               60         100
      BEST VALUE MEDIA                                    60         100
      ADMINISTRADORA                                      60         100
      JV VALE                                             60         100
      VALE BATES                                          60         100

      PERU
      DUNA                                                83          83

      PUERTO RICO
      PREMIER MALDONADO & ASSOC.                          86          86

      URUGUAY
      VICE VERSA EURO RSCG                                63          63
      LA ESTACA                                           63          63
      VICE VERSA INTERNATIONAL                            63          63
      EURO RSCG INTERNATIONAL SA                         100         100

      ARNOLD WORLDWIDE PARTNERS

      EUROPE

      FRANCE
      DEVARRIEUX VILLARET                                100         100
      LES FEES EXISTENT                                   51          51
      DEVILSTUDIO                                        100         100
      DEVARRIEUX VILLARET INTERACTIVE                     92          92
      DEVARRIEUX VILLARET EHS                            100         100
      BRANN COMMUNIDER                                    85          85
      LE NOUVEL ELDORADO                                 100         100
      W et COMPAGNIE                                      65          65
      W COMMUNICATION CORPORATE                           65         100
      W PRINTEL                                           65         100
      W ONE                                               52          80
      W MANAGEMENT DE MARQUE & DESIGN                     65         100

      ITALY
      ATA DE MARTINI & C                                 100         100

      SPAIN
      LA BANDA DE AUGUSTIN MEDINA                         70          70
      LA BANDA BELOW THE LINE                             70          86
      ARNOLD WORLDWIDE SPAIN                              70          70

      UNITED KINGDOM
      WCRS LIMITED                                       100         100

      NORTH AMERICA

      CANADA
      ARNOLD WORLDWIDE CANADA                            100         100

      USA
      ARNOLD MCGRATH CASE & PARTNERS ER                  100         100
      MCKINNEY SILVER                                    100         100
      ARNOLD WW LLC                                      100         100
      ARNOLD WW PARTNERS INC.                            100         100
      ADDITIVE                                            49          49
      THE HADLEY GROUP                                   100         100

      ASIA PACIFIC

      AUSTRALIA
      BRANDHOUSE
      ARNOLD WORLDWIDE PARTNERS                           60          60

      MEDIA PLANNING GROUP

      EUROPE

      AUSTRIA
      MPG AUSTRIA                                        100         100

      BELGIUM
      HAS BELGIQUE                                       100         100
      MPG BELGIUM                                        100         100

      DENMARK
      MP DENMARK                                         100         100

      FRANCE
      GEOPOLIS                                           100         100
      ARENA                                              100         100
      MEDIA PLANNING                                     100         100

      GERMANY
      MEDIA PLANNING GERMANY                             100         100
      MPG SCHMITTER                                      100         100
      MPG NETWORK                                        100         100

      GREECE
      MEDIA PLANNING GREECE                               89          95

      HUNGARY
      MPG HUNGARY                                        100         100

                                               Consolidated financial statements

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      ITALY
      HAS ITALY                                          100         100
      MEDIAPRESSING                                      100         100

      NETHERLANDS
      MEDIA PLANNING HOLLAND                             100         100
      MEDIA CONTACTS HOLLAND                             100         100
      MPG HOLLAND                                        100         100

      POLAND
      MEDIA PLANNING POLAND                              100         100
      MEDIA CONTACTS                                     100         100

      PORTUGAL
      MEDIAPOLIS                                         100         100
      MEDIA PLANNING PUBLICIDADE                         100         100
      ARENA PORTUGAL                                      79         100
      MEDIA PLANNING II SERVICOS                         100         100
      MEDIA CONTACTS PORTUGAL                            100         100

      SPAIN
      ARENA MEDIA COMMUNICATIONS SPAIN                    80         100
      MEDIA PLANNING ESPAGNE                             100         100
      MEDIA ADVISORS                                      79          99
      MEDIA CONTACTS                                     100         100
      METRICS IN MARKETING                               100         100
      NMPG                                               100         100
      ARENA COMMUNICATIONS NETWORK                        80          80
      EHS BRANN                                           88          88
      EHS BRANN HOLDING                                  100         100
      HAVAS SPORTS SPAIN                                 100         100
      MPG FRANCE                                         100         100
      CCA SDPES                                          100         100
      EUROMEDIA.com                                      100         100
      MEDIA CONTACT FRANCE                               100         100
      HAVAS SPORT                                        100         100
      HAS INTERNATIONAL                                  100         100
      HAS.net                                             70          70
      JOUR J                                              65          65
      C-SPORTS COMMUNICATION                             100         100
      C-SPORTS VOYAGES                                   100         100
      L'EVENEMENTIEL                                      99          99
      HORS MEDIA                                         100         100

      SWITZERLAND
      MEDIA PLANNING SWITZERLAND                         100         100
      INTERMEDIA MGMENT SERVICES AG                      100         100

      UNITED KINGDOM
      MEDIAPOLIS UK                                      100         100

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      NORTH AMERICA

      USA
      MEDIA PLANNING USA                                 100         100
      MPG USA                                            100         100
      MEDIA PLANNING MIAMI                               100         100
      MEDIA CONTACTS USA                                 100         100

      LATIN AMERICA

      ARGENTINA
      MEDIA PLANNING ARGENTINA                           100         100
      MEDIA CONTACTS ARGENTINA                           100         100
      ARENA ARGENTINA                                    100         100

      BRAZIL
      MEDIA CONTACTS BRAZIL                              100         100

      CHILE
      MEDIA CONTACTS CHILE                               100         100
      MEDIA PLANNING CHILE                               100         100

      COLOMBIA
      MEDIA PLANNING COLOMBIA                             99          99
      MEDIA CONTACTS COLOMBIA                            100         100

      MEXICO
      EHS BRANN MEXICO                                    98          98
      MEDIA PLANNING DE CV                                70          70
      MEDIA ADVISORS DE CV                                79         100
      MEDIA PLANNING SERVICES DE CV                       69          98
      MEDIA CONTACTS MEXICO                              100         100
      ARENA MEXICO                                        79         100
      MEDIA PLANNING MONTERREY                            49          70

      OTHER OPERATING COMPANIES

      EUROPE

      BELGIUM
      GRAYLING POLITICAL STRATEGY                        100         100
      EMDS GROUP SA                                       98         100
      HR GARDENS BELGIQUE SA                              98         100
      BANNER HILL SYSTEMS                                 98         100
      HR GARDENS                                          98         100
      GRPO                                               100         100

      FRANCE

      EMDS CONSULTING SARL                                98         100
      BMA LAGON                                           98          98
      COLORADO                                            64          64
      BERNARD JULHIET CONSULTING                          88          88
      BERNARD JULHIET INTERACTIVE                         58          66

|_||_||_|   Scope of consolidation
            As at December 31, 2003

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      ARGOS                                               86          98
      HA POLE RESSOURCES HUMAINES                         93          93
      PULP                                               100         100

      GERMANY
      HR GARDENS DEUTSCHLAND GMBH                         98         100

      IRELAND
      GRAYLING GILMORE                                   100         100
      FOTORAMA IRELAND                                   100         100

      UNITED KINGDOM
      MBO LONDON                                         100         100
      MBO BASILDON                                       100         100
      CONTACT 24                                         100         100
      AIS                                                 40          40
      STEAM                                               76          76
      DIVERSIFIED AGENCIES COMMUNICATIONS                100         100
      RSMB TELEVISION                                     50          50
      FOTORAMA HOLDINGS                                  100         100
      FOTORAMA UK                                        100         100
      HUDSON & SANDLER                                    60          60
      HR GARDENS LTD                                      98         100
      ARNOLD INTERACTIVE                                 100         100
      ELLERT RETAILS                                     100         100
      GRAYLING UK                                        100         100

      NORTH AMERICA

      USA
      DAD HOLDINGS CORPORATION                           100         100
      FIELD RESEARCH CORPORATION                         100         100
      DATA COMMUNIQUE INTERNATIONAL                      100         100
      HAVAS ADVERTISING NORTH AMERICA INC.               100         100
      DUNWOODIE COMMUNICATIONS                            80          80
      MEDIA SYNDICATION GLOBAL                           100         100
      MERIDIAN EURO RSCG LLC                              90          90

      ASIA PACIFIC

      ASIA PACIFIC
      GRAYLING CHINA                                     100         100

      SINGAPORE
      GRAYLING ASIA                                      100         100

      LATIN AMERICA

      BRAZIL
      AGE                                                 40          40

                                                           %           %
                                                       Group     Control
      ------------------------------------------------------------------
      HOLDINGS AND OTHERS

      EUROPE

      BELGIUM
      BRANN ACQUISITION BELGIUM                          100         100

      FRANCE
      HAVAS                                              100         100
      HAVAS INTERNATIONAL                                100         100

      IRELAND
      HAVAS IRELAND                                      100         100

      UNITED KINGDOM
      SNYDER FINANCE LTD                                 100         100
      SUK                                                100         100
      SNYDER FINANCE EUROPE LTD                          100         100
      SNYDER DIRECT                                      100         100
      SNYDER NETHERLAND BV                               100         100
      SNYDER NETHERLAND CV                               100         100
      SNYDER GROUP LTD                                   100         100
      HAVAS UK LTD                                       100         100
      EWDB LIMITED                                       100         100
      HAVAS SHARED SERVICES                              100         100
      RSCG UK PLC                                        100         100
      EURO RSCG HOLDINGS LTD                             100         100

      OTHERS
      CHEVROTINE DE PARTICIPATION                        100         100
      DVTM                                               100         100

      NORTH AMERICA

      USA
      SNYDER FRENCH ACQUISITION                          100         100
      SNYDER CV LLC                                      100         100
      SNYDER COMMUNICATIONS INC.                         100         100
      HAVAS NA                                           100         100

------------

Consolidated            Statutory Auditors' report on
 financial              the consolidated financial statements
 statements             For the year ended December 31, 2003

------------

      In compliance with the assignment entrusted to us by your shareholders' annual General Meeting, we have examined the accompanying consolidated financial statements of Havas, for the year ended December 31, 2003. The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

   I- Opinion on the consolidated financial statements

      We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements give a true and fair view of the Group's financial position, and its assets and liabilities, and of the results of operations of the companies included in the consolidation, in accordance with accounting principles generally accepted in France.

      Without questioning the opinion expressed herein above, we bring to your attention:

      - the impact of the reorganization plan on the results of the 2003 financial year, which is presented in notes 18-20;

      - doubts over the possible consequences of a client bankruptcy in 2002 and a class action lawsuit against a US subsidiary, described in note 25.

 II - Justification of conclusions

      In accordance with article L. 225-235, paragraph 1, of the Commercial Code, which concerns the justification of our conclusions, introduced by the French law on financial security of August 1, 2003, applicable as of this financial year, we draw your attention to the following:

      As indicated in notes 2.1.4. and 20, the book value of the goodwill is compared to its fair market value. To carry out this test, the net book value of each division is compared to the fair market value of its equity, calculated based on discounted future cash flows. Impairment tests carried out on companies identified for disposal or liquidation led to a goodwill write-down. As indicated in notes 2.2.4. and 14, deferred tax assets are recognized when their recovery is considered probable based on expected future taxable profits.

      As indicated in notes 10 and 18, the cost of vacant premises provided for as part of the strategic reorganization plan corresponds to future rental payments until the end of the leases, minus related assumed sublet income. The provisions for risk and expenses also include a tax reserve.

      These categories therefore include significant accounting estimates, requiring the use of hypotheses and provisional figures. As required by the French auditing standard applicable to accounting estimates, we examined the methods and procedures used to arrive at these estimates, and assessed the figures and hypotheses on which they were based.

      With regard to companies earmarked for disposal or closure, we examined the procedure and again assessed the estimate applied.

      Our conclusions, therefore, result from our audit of the consolidated financial statements taken as a whole, and contributed to the formulation of our unqualified opinion, given in the first part of this report.

III - Specific verifications

      We also performed the verification of the information on the Group given in the management report of the Board of Directors. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

                              Paris, April 26, 2004

      Yves Lepinay & Associes "FIDINTER"                        Francois Bouchon
               Yves Lepinay

            Jean-Yves Lepinay

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

---------

Statutory
accounts

---------

      Table of contents

      Income statement                                                        99
      Balance sheet                                                          100
      Statement of cash flows                                                102
      Financial data over the last five years                                103
      Schedule of Havas Investments in subsidiaries
      and companies                                                          104
      Investments in subsidiaries, other companies
      and marketables securities                                             105
      Notes to the financial statements                                      106
      1. Significant events during 2003                                      106
      2. Summary of significant accounting policies                          106
      3. Notes to the balance sheet                                          107
      4. Notes to the income statement                                       116
      5. Other information                                                   117
      Statutory Auditor's report                                             120

---------

Statutory       Income statement
accounts        For the year ended December 31, 2003

---------

                                                                          =========
(in (euro)thousand)                                           Notes           2003             2002             2001
=====================================================================================================================
Turnover                                                         14         16,061           17,275           20,286
  Cost of sales                                                             (7,949)          (7,400)         (10,510)
Revenue                                                                      8,112            9,875            9,776
Other operating income                                           15         30,782           40,420           47,042
  General expenses                                                         (27,584)         (36,083)         (45,345)
  Taxes (other than corporation tax)                                        (1,434)          (1,832)          (1,426)
  Personnel expenses                                                       (15,808)         (15,468)         (16,719)
  Depreciation                                                              (8,115)          (6,471)          (6,234)
  Other expenses, net                                                         (886)          (1,083)            (528)
Total operating expenses                                                   (53,827)         (60,937)         (70,252)
---------------------------------------------------------------------------------------------------------------------
I. Operating income                                                        (14,933)         (10,642)         (13,434)
---------------------------------------------------------------------------------------------------------------------
  Transferred profit from partnership                                            3            5,942              488
  Transferred loss from partnership                                              0               (3)             (78)
---------------------------------------------------------------------------------------------------------------------
  Dividends (1)                                                             61,380          211,328           98,409
  Interest receivable on other investments                                       8                8               29
  Other interest income (1)                                                    698            2,062            2,951
  Reversal of provisions on investments and other financial assets          33,335           32,026            1,306
  Exchange rate gains                                                          575              277              719
  Net profit on sales of marketable securities                               8,309            8,785            5,977
Total interest income                                                      104,305          254,486          109,391
  Provisions on investments and other financial assets                    (609,209)        (208,579)      (1,349,332)
  Other interest expenses (2)                                              (28,254)         (24,717)         (18,956)
  Exchange rate losses                                                          (7)             (67)          (2,661)
Total interest expenses                                                   (637,470)        (233,363)      (1,370,949)
---------------------------------------------------------------------------------------------------------------------
II. Financial income (expenses)                                  16       (533,165)          21,123       (1,261,558)
---------------------------------------------------------------------------------------------------------------------
III. Income before non-operating items and tax                            (548,095)          16,420       (1,274,582)
---------------------------------------------------------------------------------------------------------------------
  Exceptional income                                                             2                5                4
  Fixed assets sales proceeds                                               91,662        1,591,617           53,013
  Exceptional reversal                                                      25,350        1,301,609            2,090
Total non-operating income                                                 117,014        2,893,231           55,107
  Exceptional expenses                                                      (2,468)          (1,957)          (9,320)
  Book value on fixed assets disposed of                                  (205,004)      (2,851,753)         (55,330)
  Exceptional provisions                                                    (1,167)          (4,230)            (385)
Total non-operating expenses                                              (208,639)      (2,857,940)         (65,035)
---------------------------------------------------------------------------------------------------------------------
IV. Non-operating income (expense), net                          17        (91,625)          35,291           (9,928)
---------------------------------------------------------------------------------------------------------------------
  Profit sharing                                                              (146)            (227)            (836)
  Income Tax                                                     18          5,909            6,707            2,805
---------------------------------------------------------------------------------------------------------------------
Net income                                                                (633,957)          58,191       (1,282,541)
--------------------------------------------------------------------------=========----------------------------------

  (1) Including income related to subsidiaries                              61,452          212,020           98,961
  (2) Including interest expenses related to subsidiaries                    3,068            4,908           10,248

---------

Statutory       Balance sheet
accounts        For the year ended December 31, 2003

---------

Assets
--------------------------------------------------------===========================================-------------------------------
(in (euro)thousand)                                                        2003                               2002            2001
                                                                       Depreciation,
                                                                       amortization,
                                               Notes        Gross     and provisions            Net            Net             Net
==================================================================================================================================
Intangible assets                                          22,469              1,669         20,800         21,034          16,087
Tangible assets
  Land                                                        145                               145            145             145
  Buildings                                                15,967              1,491         14,476          1,218           1,833
  Plant and equipment                                         178                143             35             59             142
  Other                                                     4,705              1,602          3,103            336             438
Construction work in progress: downpayments                   405                               405         10,758           2,714
----------------------------------------------------------------------------------------------------------------------------------
                                                           21,400              3,236         18,164         12,516           5,272
----------------------------------------------------------------------------------------------------------------------------------
Investments (1)
  In companies                                     3    2,176,243            703,784      1,472,459      2,134,896       2,243,854
  Loans to subsidiaries                            4      833,416             16,325        817,091        870,620         646,982
  Other long-term investments                                  22                                22             22              22
  Loans                                            4          238                               238            227             218
  Other                                            4       18,823             11,761          7,062         16,135          36,966
----------------------------------------------------------------------------------------------------------------------------------
Total investments                                       3,028,742            731,870      2,296,872      3,021,900       2,928,042
----------------------------------------------------------------------------------------------------------------------------------
Total fixed assets                               1-2    3,072,611            736,775      2,335,836      3,055,450       2,949,401
----------------------------------------------------------------------------------------------------------------------------------
Advances to suppliers                                         157                               157             28               8
  Trade receivables (2)                                    31,029                529         30,500         33,711          51,641
  Other receivables (2)                                     3,350                             3,350          3,822           4,912
----------------------------------------------------------------------------------------------------------------------------------
                                                   5       34,379                529         33,850         37,533          56,553
----------------------------------------------------------------------------------------------------------------------------------
Other current assets (2)                         5-6       60,286                 11         60,275         11,892          10,018
Marketable securities                              7      442,001              2,113        439,888        472,163          53,208
Cash                                                       19,843                            19,843         19,197          26,746
Prepaid expenses                                            2,954                             2,954          4,148           3,712
----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                      559,620              2,653        556,967        544,961         150,245
----------------------------------------------------------------------------------------------------------------------------------
Deferred charges                                   8       11,047                            11,047         16,301          14,848
Currency translation adjustments                   9          248                               248            154             223
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            3,643,526            739,428      2,904,098      3,616,866       3,114,717
--------------------------------------------------------===========================================-------------------------------

  (1) Due in less than one year               22,943                          22,943         76,912         49,441
  (2) Due in over one year                       628          541                 87             87             81

                                                              Statutory accounts

Liabilities
-------------------------------------------------------------------------==========--------------------------------
(in (euro)thousand)                                                           2003             2002            2001
                                                                                             before
                                                              Notes                   appropriation
-------------------------------------------------------------------------------------------------------------------
Share capital                                                              122,479          122,088         121,728
Share premium                                                            1,789,950        1,786,247       3,079,831
Reserves
  Legal reserves                                                            12,209           11,812          11,812
  Regulatory reserves                                                       81,077           98,933          98,933
  Other reserves                                                             5,396            5,396           5,396
-------------------------------------------------------------------------------------------------------------------
                                                                            98,682          116,141         116,141
-------------------------------------------------------------------------------------------------------------------
Retained earnings brought forward from prior year                           46,547              794          56,515
Net income                                                                (633,957)          58,191      (1,282,541)
Regulatory provisions                                                          816              770             380
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       10      1,424,517        2,084,231       2,092,054
-------------------------------------------------------------------------------------------------------------------
Provisions for risk                                                         67,132           53,809          18,796
Provisions for expenses                                                      3,146            5,549           5,640
-------------------------------------------------------------------------------------------------------------------
Provisions for risk and expenses                                 11         70,278           59,358          24,436
-------------------------------------------------------------------------------------------------------------------
Financial liabilities
  Convertible bonds                                                      1,100,924        1,215,214         794,204
  Financial liabilities to banks and financial institutions (4)            184,308          184,201         138,137
  Other borrowings and financial liabilities                                75,646           19,737           8,972
-------------------------------------------------------------------------------------------------------------------
                                                                 12      1,360,878        1,419,152         941,313
-------------------------------------------------------------------------------------------------------------------
Advances from customers                                                        106                               50
-------------------------------------------------------------------------------------------------------------------
Current liabilities
  Trade payables                                                            24,158           24,851          26,719
  Tax and social security liabilities                                       12,772           12,139          15,636
  Debt on fixed assets                                                       5,196           14,266           9,523
  Other payables                                                             5,834            2,670           4,764
-------------------------------------------------------------------------------------------------------------------
                                                                            47,960           53,926          56,642
-------------------------------------------------------------------------------------------------------------------
Total liabilities (3)                                            12      1,408,944        1,473,078         998,005
-------------------------------------------------------------------------------------------------------------------
Deferred income                                                                 60
-------------------------------------------------------------------------------------------------------------------
Currency translation adjustment                                   9            299              199             222
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                             2,904,098        3,616,866       3,114,717
-------------------------------------------------------------------------==========--------------------------------

  (3)Due in less than one year                                             392,436          253,216         202,494
     Due in over one year                                                1,016,508        1,219,862         795,511
  (4)Including overdraft                                                   184,308          184,201         138,137

---------

Statutory       Statement of cash flows
accounts        For the year ended December 31, 2003

---------

                                                            ============
(in (euro)thousand)                                             2003                2002               2001
-----------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                  (633,957)             58,190         (1,282,542)
Elimination of non-cash items
  + Depreciation and variation in provisions                 561,935          (1,115,349)         1,352,502
  - Capital gains, net                                        42,454           1,256,710              2,318
Operating cash flow                                          (29,568)            199,551             72,278
Changes in working capital                                     2,550              10,935             (7,994)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    (27,018)            210,486             64,284
-----------------------------------------------------------------------------------------------------------------
Investing activities
Fixed asset purchases
  Intangible and tangible                                    (14,046)            (13,436)(7)         (4,217)
  Financial                                                  (64,314)           (400,597)(5-6)     (420,589)(2-3)
Subtotal                                                     (78,360)           (414,033)          (424,806)
-----------------------------------------------------------------------------------------------------------------
Fixed assets sales
  Intangible and tangible                                     18,318                  92                485
  Financial                                                  194,224             208,032             84,850(3)
Subtotal                                                     212,542             208,124             85,335
-----------------------------------------------------------------------------------------------------------------
  Change in debt on fixed assets                              (9,070)                403              9,259
  Change in receivables on fixed assets                      (42,908)(8)           1,599             (9,030)
  Change in deferred charges                                    (625)                (66)              (482)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                         81,579            (203,973)          (339,724)
-----------------------------------------------------------------------------------------------------------------
Financing activities
  Dividends paid                                             (29,896)            (69,912)           (62,712)
  Capital increase                                             4,094               3,508             47,439(1-2)
  Net change in indebtedness                                 (58,381)(9)         425,230(4-6)         7,228(1)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    (84,183)            358,826             (8,045)
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents              (29,622)            365,339           (283,485)
Cash and equivalents at January 1                            307,157             (58,182)           225,303
-----------------------------------------------------------------------------------------------------------------
Cash and equivalents at December 31                          277,535             307,157            (58,182)
-----------------------------------------------------------------------------------------------------------------

(1) Excludes the impact of the conversion of bonds, which are not representative of cash flows. This correction amounts to (euro)1,878 thousand.
(2) Excludes the purchases of MPG shares and Circle.com shares, and the exercise of Snyder stock options, which amount to (euro)442,000 thousand and (euro)27,869 thousand.
(3)   Excludes the acquisition and subsequent sale of Maitland.
(4)   Includes mainly:
      - The convertible bond (OCEANE - Obligation a option de conversion et/ou d'echange en actions nouvelles ou existantes) issued in May 2002 in the amount of (euro)450,000 thousand.
      - The expenses related to this convertible bond, recorded in deferred charges for an amount of (euro)6,547 thousand.
(5) Includes a dividend in kind (shares in Media Planning Group subsidiaries) for a value of (euro)135,276 thousand from our media holding company.
(6) Excludes the sale of our subsidiaries SNC and Circle.com for a total amount of (euro)707,276 thousand, paid for in shares of our North American holding company.
(7)   Includes the purchase of the Havas trademarks from Vivendi Universal, for
      (euro)4,573 thousand and fixed assets of (euro)8,059 thousand related to our new head office in Suresnes.
(8) Includes the sale of Media Planning Ltd and Snyder Direct to our British holding Havas UK, for (euro)50,558 thousand.
(9)   Includes mainly:
      - The buy-back for (euro)50,233 thousand of the early reimbursement option of January 1, 2006 for the 2002 OCEANE, and definitive deferment of the (euro)450,000 thousand reimbursement to January 1, 2009, and reinjection of a conversion option.
      - The buy-back for (euro)114,264 thousand of 5,290,000 OCEANE convertible bonds for cancelation.

                                                              Statutory accounts

Financial data
over the last five years

                                                                                                                        ============
                                                                1999            2000            2001            2002           2003
====================================================================================================================================
1 - Share capital at the end of the year
    Share capital (in (euro)thousand)                         60,756         106,599         121,728         122,088        122,479
    Number of shares                                       7,594,478     266,496,567     304,320,312     305,219,028    306,196,659
    Maximum potential shares to be issued
    o Warrants                                               696,182      24,884,323      24,629,677      28,631,259     27,814,987
    o Convertible bonds                                      980,451      42,097,312      41,897,512      84,064,086     70,426,308
------------------------------------------------------------------------------------------------------------------------------------
2 - Earnings (in (euro) thousand)
    Turnover                                                  14,921          22,276          20,286          17,275         16,061
    Income before tax, depreciation, amortization
    and profit sharing                                        92,282          39,515          67,992      (1,063,602)       (80,086)
    Income tax                                                (9,589)        (12,575)         (2,805)         (6,707)        (5,909)
    Net income                                               100,153          46,809      (1,282,541)         58,191       (633,957)
    Distributed income                                        21,883          44,491          50,760          26,741         14,929
------------------------------------------------------------------------------------------------------------------------------------
3 - Earnings par share (in (euro)) (1)
    Profit after tax, before depreciation, amortization
    and profit sharing                                          0.67            0.20            0.23           (3.46)         (0.24)
    Net income                                                  0.66            0.18           (4.21)           0.19          (2.07)
    Dividend per share                                          0.15            0.17            0.17            0.09           0.05
------------------------------------------------------------------------------------------------------------------------------------
4 - Personnel
    Number of employees                                           96             108             128             127            117
    Wages and salaries (in (euro)thousand)                    10,065          12,514          12,030          10,974         11,227
    Social security costs (in (euro)thousand)                  3,842           4,673           4,689           4,494          4,581
------------------------------------------------------------------------------------------------------------------------============

(1)   Adjusted for division of the nominal value of the share by 20.

---------

Statutory       Schedule of Havas investments
accounts        in subsidiaries and companies
                2003
---------

Name                         Share         Share-   Ownership        Gross           Net    Outstanding      Guaranties        Net
                           Capital        holders           %   book value    book value       loans to        given to   revenues
                                     equity share                                          subsidiaries    subsidiaries       2003
(in (euro)thousand)                       capital
==================================================================================================================================
1 - DETAILED FIGURES

Net book value of subsidiaries > 1% Havas share capital

A - Subsidiaries

French

BERTRAND MIRABAUD
ASSOCIES SA                     40           387       98.48%        1,702         1,702                                     6,221

CHEVROTINE DE
PARTICIPATIONS                  40           164       99.76%           32            32

COLORADO SA                    203           911       64.01%          543           543                                    14,347

COMMUNIDER SA                   50           445       84.76%        5,595         5,595                                     6,710

DEVARRIEUX
VILLARET SA                  1,695         2,977       99.99%       18,762        18,762                            651     33,493

DVTM SA                         40           196       99.76%        4,668         2,578                                       305

EUROMEDIA.com                   40            72      100.00%           40            40                                     1,088

GROUPE
BERNARD JULHIET SA              70          (711)      87.95%        9,824             0          1,365                      3,133

HA POLE RESSOURCES
HUMAINES SA                    133         5,670       92.58%        4,940         4,940

HAVAS
INTERNATIONAL SA         1,222,516      (387,234)     100.00%    1,372,844     1,078,363        764,878

HAVAS SPORTS FRANCE            389         2,381       99.75%       17,705        17,705                         15,494     40,604

HAVAS SPORTS GROUP              40          (789)      99.80%           40            40            880           2,500

LE NOUVEL
ELDORADO SA                    261         1,526       99.96%        6,231         6,231                            510      9,411

MPG FRANCE                   4,924        19,915      100.00%       85,908        85,908                          3,069     38,515

PULP CONSUMER
CREATIVE BRAND                  45           493       99.87%        2,401         2,401                          1,200      3,334

SAFIGEP SA                     200           183      100.00%          191           191             61

W & CIE SA                     113         4,240       65.02%        7,846         7,846          3,500

Foreign

MEDIA PLANNING
GROUP SA (Spain)             2,303        73,107      100.00       633,532       236,691                                     1,693

MPG NEDERLAND
B.V. (Netherlands)              18         1,433      100.00         1,271         1,271
----------------------------------------------------------------------------------------------------------------------------------
2 - Global figures

Net book value of subsidiaries <1% Havas share capital

A - Subsidiaries

French                          80             0                        76            76                                     3,251

Foreign                         20           609                     1,081         1,081                                     5,061

B - Other companies

French                       6,467        47,656                       177           177         37,090             907     87,165

Foreign                    132,519        25,877                       832           284
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                    1,372,206      (200,492)                2,176,241     1,472,457        807,774          24,331    254,331
----------------------------------------------------------------------------------------------------------------------------------

Name                                Net     Dividends
                                 income      received
                                   2003          2003
(in (euro)thousand)
=====================================================
1 - DETAILED FIGURES

Net book value of subsidiaries > 1% Havas share capital

A - Subsidiaries

French

BERTRAND MIRABAUD
ASSOCIES SA                        237            210

CHEVROTINE DE
PARTICIPATIONS                     158            509

COLORADO SA                        640            370

COMMUNIDER SA                       49            119

DEVARRIEUX
VILLARET SA                      1,477          2,013

DVTM SA                            192            196

EUROMEDIA.com                       65            150

GROUPE
BERNARD JULHIET SA              (1,250)

HA POLE RESSOURCES
HUMAINES SA                    (15,483)

HAVAS
INTERNATIONAL SA              (410,080)

HAVAS SPORTS FRANCE             (2,576)

HAVAS SPORTS GROUP                (386)

LE NOUVEL
ELDORADO SA                        548            595

MPG FRANCE                       1,549          4,924

PULP CONSUMER
CREATIVE BRAND                     203

SAFIGEP SA                         153            110

W & CIE SA                         728            311

Foreign

MEDIA PLANNING
GROUP SA (Spain)                11,736          6,500

MPG NEDERLAND
B.V. (Netherlands)                 (34)           342
-----------------------------------------------------
2 - Global figures

Net book value of subsidiaries <1% Havas share capital

A - Subsidiaries

French

Foreign                           (590)

B - Other companies

French                          10,052           191

Foreign                        (26,997)
----------------------------------------------------
TOTAL                         (429,609)       16,540
----------------------------------------------------

                                                              Statutory accounts

Investments in subsidiaries,
other companies and marketable securities

As of December 31, 2003

Name                                                          Number         Net
(in (euro)thousand)                                        of shares  book value
================================================================================

1 - INVESTMENTS IN SUBSIDIARIES AND OTHER COMPANIES
A - French companies
ARGOS                                                              1           0
BERTRAND MIRABAUD ASSOCIES SA                                  2,462       1,702
CHEVROTINE DE PARTICIPATIONS                                   2,494          32
CLUB DE RECHERCHE TOUS MEDIAS                                    100           4
COLORADO SA                                                    8,129         543
COMMUNIDER SA                                                  2,119       5,595
DEVARRIEUX VILLARET SA                                       105,951      18,762
DEVARRIEUX VILLARET/EHS                                        1,222          20
DVTM SA                                                        2,494       2,578
EURO RSCG RH (formerly HR GARDENS FRANCE)                          1           0
EURO RSCG SA                                                       2           1
EUROMEDIA.com                                                  2,500          40
FEUILHADE CONSEIL COMMUNICATION SAS                            1,600           0
GROUPE BERNARD JULHIET SA                                      8,795           0
HA POLE RESSOURCES HUMAINES SA                                 7,684       4,940
HAVAS INTERNATIONAL SA                                       834,476   1,078,363
HAVAS IT SNC                                                   4,998          76
HAVAS SPORTS FRANCE                                           24,240      17,705
HAVAS SPORTS GROUP                                             2,495          40
LE NOUVEL ELDORADO SA                                         16,300       6,231
MAG 3                                                            255           0
MEDIAMETRIE SA                                                   620         152
MOUTARDE SARL                                                      1           0
MPG FRANCE                                                   307,722      85,908
PROD'S SNC                                                         1           0
PULP CONSUMER CREATIVE BRAND                                   2,996       2,401
RICHTUONG                                                        640           0
SAFIGEP SA                                                    12,500         191
W & CIE SA                                                     3,660       7,846
W DESIGN GROUP                                                     1           0
W PRINTEL                                                          1           0

B - Foreign companies
AWP (UK)                                                          13           0
HR GARDENS (Belgium)                                          44,585          50
K & K UNIVAS (Greece)                                             36           0
MEDIA PLANNING GROUP SA (Spain)                          383,206,998     236,691
MEDIAPOLIS (Portugal)                                              1          86
MPG ITALIE SRL                                                     1         995
MPG NEDERLAND B.V. (Netherlands)                              40,000       1,271
SNC (US)                                                           0         234
--------------------------------------------------------------------------------
2 - OTHER FINANCIAL INVESTMENTS                                1,318          21
--------------------------------------------------------------------------------
3 - TREASURY SHARES                                        1,479,505       6,791
--------------------------------------------------------------------------------
4 - MARKETABLE SECURITIES
HAVAS SHARES                                               6,135,158      28,160
SAVINGS BONDS                                                    845     135,334
INVESTMENT FUNDS                                             130,998     276,395
--------------------------------------------------------------------------------
TOTAL                                                                  1,919,158
--------------------------------------------------------------------------------

---------

Statutory       Notes to the financial statements
accounts        Year ended December 31, 2003

---------       All amounts are in thousand euros unless otherwise specified

1.    Significant events during 2003

      During 2003, Havas actively managed its debt profile as follows:

      o The General Meeting of OCEANE 2002/2009 holders approved the payment by Havas of an amount of (euro)1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006. This led to the recognition of an exceptional expense of (euro)50,233 thousand.

      o Repurchasing of its own 2000 OCEANE in the secondary market for a total amount of (euro)109,348 thousand reducing its debt by
            (euro)114,264 thousand and generating an exceptional profit of
            (euro)4,916 thousand.

      Havas recorded a provision for depreciation in investment in Havas International for an amount of (euro)294,481 thousand, due to:

      - Important restructuring costs recorded during the second half 2003 in Havas International subsidiaries owing to the fact that Havas decided on a strategic reorganization.

      - Decrease of exchange rates (mainly USD and GBP) against the euro, having a negative impact in the valuation of the Havas International sub-group.

      A legal reorganization of the MPG Group is in process, in order to integrate each company in group tax relief in place in several countries (France, USA, Great Britain and Spain). Havas recorded a provision for depreciation in investment in Media Planning Group SA of (euro)261,565 thousand, in order to anticipate the 2004 sale value estimated for this subsidiary.

2.    Summary of significant accounting policies

      The financial statements have been prepared in accordance with French generally accepted accounting principles (Plan Comptable General 1999).

      Effective on January 1, 2002, the Company adopted Regu-lation CRC 2000-06 dealing with liabilities.

      Pension obligations and post-employment benefits have not been recognized, according to the instructions of the CNC (Conseil National de la Comptabilite). Recommendation No 2003-01 of April 1, 2003. Related information is shown in note 11.

      Marketable securities are booked at the lower of cost and market value. Havas treasury stocks held in order to serve stock option plans are booked at the lower of cost, market value, and exercise price.

      Financial instruments used by the Group to manage its exposure to interest rate and exchange rate risks typically include interest rate swap agreements, forward rate agreements, foreign currency forward purchases and sales. These instruments are negotiated with leading banks, thus limiting counterpart risks.

      Profits and losses on instruments acquired as hedges of assets and liabilities are recognized in the same period as the loss or profit on the hedged item. Any positions that do not qualify for hedge accounting are marked to market at the year-end.

      Convertible bond issue costs are charged to the income statement on a straight-line basis over the life of the bonds. In case of any conversion, the residual costs are deducted from the premium arising upon the issue of the related shares.

      Convertible bond redemption premiums are provided for over the life of the bonds as soon as the reimbursement of the bonds.

      Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities under "Amounts due to suppliers of fixed assets" where the payments are considered probable and their amount can be reliably estimated. The amount due is reviewed at each year end by applying the earn-out formula to the latest available financial data.

                                                              Statutory accounts

3.    Notes to the balance sheet

      Fixed assets

      Note 1: Fixed assets at cost and finance leases

      Variations in gross fixed assets

      (in (euro)thousand)                               31.12.2002       Increases     Decreases     31.12.2003
---------------------------------------------------------------------------------------------------------------
      Intangible assets                                     22,388              81                       22,469
      Tangible assets                                       17,282          13,965         9,847         21,400
      Investments
         - Shares in subsidiaries and affiliates         2,287,291          11,755       122,803      2,176,243
         - Loans to subsidiaries and affiliates            875,481          60,592       102,657        833,416
         - Other                                            50,258             493        31,668         19,083
---------------------------------------------------------------------------------------------------------------
      Total                                              3,252,700          86,886       266,975      3,072,611
---------------------------------------------------------------------------------------------------------------

      Intangible assets include the RSCG trademark ((euro)14,330 thousand) and the Havas trademarks ((euro)4,573 thousand).

      On June 30, 2003, after take-up of the call option of the finance lease, Havas purchased a building situated 11/15, quai de Dion-Bouton in Puteaux, for (euro)5,419 thousand. This building was sold on December 5, 2003 for
      (euro)18,300 thousand.

      Capital expenditures related to the new Havas headquarters in Suresnes amount to (euro)7,568 thousand ((euro)10,755 thousand in 2002). Fixtures and fitting related to Havas former offices in Levallois (fully depreciated) have been written off for a total of (euro)3,081 thousand. These amounts are shown as changes in tangible assets.

      Shares in subsidiaries and affiliates: the main movements for the year were as follows:

      - Acquisition of 30% of Devarrieux Villaret shares, 4% of Havas Sports France shares, 15% of Bertrand Mirabaud Associes shares and 40% of Feuilhade Conseil Communication shares.

      - Sale of investments in Media Planning Ltd and Snyder Direct to the British holding company Havas UK, in order to enable these companies to join the tax relief group in the UK.

      - Cancellation of the Euro RSCG Circle shares, merged with Havas at the end of June 2003, and closing down of SNC Square Leon Blum in October 2003.

      Other financial assets include mainly treasury shares, with the following changes during the year:

      -     Net acquisition of 15,000 own shares for (euro)55 thousand,

      - Sale of 494,827 own shares, for (euro)1,910 thousand, for the acquisition of Money Syner Communications,

      - Sale of 1,508,088 own shares, for (euro)7,540 thousand, for the payment of the earn out on Vickers & Benson,

      - And sale of 26,969 shares for (euro)106 thousand in payment of Directors' fees.

      As at December 31, 2003, Havas holds 1,479,505 own shares versus 3,494,389 own shares as at December 31, 2002.

|_||_||_|       Notes to financial statements
                Year ended December 31, 2003

      Information concerning finance lease

      Obligations under finance leases

                                     Lease payments                 Future minimum lease payments (1)
                               ----------------------------     ------------------------------------------     Residual
                               For the year      Cumulative     Within     In 1 to       Beyond      Total     purchase
      (in (euro)thousand)                                       1 year     5 years      5 years                   price
      -----------------------------------------------------------------------------------------------------------------
      Land                              278           4,503         --          --           --          0           --
      Buildings                       1,281          20,764         --          --           --          0           --
      -----------------------------------------------------------------------------------------------------------------
      Total                           1,559          25,267         --          --           --          0           --
      -----------------------------------------------------------------------------------------------------------------

      (1) On June 30th, 2003, Havas purchased (after take-up of the call option of the finance lease) a building situated 11/15, quai de Dion-Bouton in Puteaux, for a total of (euro)5,419,000.

      Note 2: Depreciation, amortization and provisions

      Changes in depreciation, amortization and provisions

      (in (euro)thousand)    31.12.2002     Increases    Decreases   31.12.2003
      -------------------------------------------------------------------------
      Intangible assets           1,354           315                     1,669
      Tangible assets             4,766         1,922        3,452        3,236
      Investments               191,130       585,377       44,637      731,870
      -------------------------------------------------------------------------
      Total                     197,250       587,614       48,089      736,775
      -------------------------------------------------------------------------

      Investments in subsidiaries and affiliates are stated at historical cost. At each year-end, their fair value is determined based on a multiple of EBITDA adjusted for net debt. If fair value is below historical cost, a provision may be booked.

      In order to join the different tax relief groups in place in major countries (France, USA, Great Britain and Spain) some investments in MPG Group have been or will be transferred within the Group, generating a potential capital gain in some cases and a depreciation of (euro)261,565 thousand for Media Planning Group SA in Spain at December 31, 2003.

      Havas recorded a provision for depreciation in investment in Havas International for an amount of (euro)294,481 thousand, due to important restructuring costs recorded during the second half 2003 in Havas International subsidiaries and decrease of the exchange rates (mainly USD and GBP) against euro, having a negative impact in the valuation of the Havas International sub-group.

      1,479,505 Havas shares recorded under "Other investments" were written down by (euro)11,761 thousand at December 31, 2003, corresponding to the difference between their historical cost and the average Havas share price for the month of December 2003, i.e. (euro)4.59.

      Tangible and intangible assets are depreciated/amortized using the straight-line or reducing balance method, depending on the type of asset concerned, over the following estimated useful lives:

      - Buildings          25-33 years,
      - Equipment           5-10 years,
      - Other               2-10 years.

                                                              Statutory accounts

      Note 3: Schedule of Havas investments in subsidiaries and companies (see page 104)

      Note 4: Analysis of gross investments by maturity at December 31, 2003

      (in (euro)thousand)                         Total    Due within 1 year    Due beyond 1 year
      -------------------------------------------------------------------------------------------
      Loans to subsidiaries and affiliates      833,416               22,577              810,839
      Other loans                                   238                  129                  109
      Other investments                          18,823                  237               18,586
      -------------------------------------------------------------------------------------------

      "Other investments" include 1,479,505 Havas shares for a gross amount of
      (euro)18,552 thousand.

      Current assets

      Note 5: Analysis of gross receivable by maturity at December 31, 2003

                                  Total gross     Due within    Due beyond           Notes          Of which
      (in (euro)thousand)             amounts         1 year        1 year     receivables    accrued income
      ------------------------------------------------------------------------------------------------------
      Trade receivables                31,028         30,411           617                               580
      Other receivables                 3,350          3,350
      Sundry receivables               60,286         60,275            11
      ------------------------------------------------------------------------------------------------------

      Note 6: Sundry receivables

      Include a receivable on fixed assets regarding the sale of our subsidiaries Media Planning Ltd and Snyder Direct UK to our British holding Havas UK for (euro)50,558 thousand.

      Note 7: Marketable securities

      On June 19, 1997, the Board of Directors granted 6,000,000 Havas stock options to senior executives of the Group.

      Following the payments of dividends made in 2002 and 2003 by debiting the "Share premium account" and "Regulated long-term capital gains equity reserve", respectively, the number of stock options has been adjusted to 6,217,896 at December 31, 2003. Each option presents one potential Havas share.

      These stock options are covered by 6,135,158 treasury stock shares recorded in marketable securities for a net value of 28,160 k(euro) and 82,738 treasury stock shares recorded in other investments for a net value of (euro)380 million.

      Anticipating an option exercise price of (euro)4.45, which was lower than the average market value of December 2003, a provision of (euro)870 million was provided for at December 31, 2003.

      The other marketable securities have a book value identical to their market value at December 31, 2003. They include short-term notes and money market funds for amounts of (euro)135,334 thousand and (euro)276,395 thousand respectively.

|_||_||_|       Notes to financial statements
                Year ended December 31, 2003

      Note 8: Deferred charges

      The amount of (euro)11,047 thousand showed in "deferred charges" mainly includes convertible bond issue costs:

      - (euro)5,440 thousand corresponding to the 2000 convertible bond issue, depreciated over the period to December 31, 2005.

      - (euro)4,951 thousand corresponding to the 2002 convertible bond issue, depreciated over the period to December 31, 2005.

      Note 9: Conversion gains and losses

      Foreign currency receivables and payables are converted into euros at the year-end exchange rate.

      The difference compared to the euro amount converted at the exchange rate of the day of transaction is recorded under "Conversion losses" (assets) or "Conversion gains" (liabilities).

      Where assets are hedged by liabilities with similar maturities in the same currency, conversion losses may be offset by conversion gains. For this reason, no reserve for conversion losses was recorded at December 31, 2003.

      Conversion gains and losses

      (in (euro)thousand)
      -------------------------------------------------------------------------------------------------------
      Assets                                        Net        Liabilities                                Net
      -------------------------------------------------------------------------------------------------------
      Decrease in receivables                                  Decreases in payables
      Receivable on disposals of investments                   Liability on purchases of investments        -
      (Maitland shares)                             248        - Maitland shares                          248
                                                               - Other                                     52
      -------------------------------------------------------------------------------------------------------
      Total                                         248                                                   300
      -------------------------------------------------------------------------------------------------------

      Liabilities and shareholders' equity

      Note 10: Change in shareholders' equity

                                                            Appropriation
      (in (euro)thousand)                      31.12.2002     2002 profit     Increases    Decreases   31.12.2003
      -----------------------------------------------------------------------------------------------------------
      Share capital                               122,088                           391                   122,479
      Share premium account                     1,114,176                         3,678                 1,117,854
      Share premium account - conversion          274,967                            25                   274,992
      Merger reserve                              397,104                                                 397,104
      Legal reserve                                11,812             397                                  12,209
      Regulatory reserves                          98,933         (17,856)                                 81,077
      Other reserves                                5,396                                                   5,396
      Retained earnings                               794          45,753                                  46,547
      Net income (loss)                            58,191         (58,191)                   633,957     (633,957)
      Regulatory provisions                           770                           113           67          816
      -----------------------------------------------------------------------------------------------------------
      Total                                     2,084,231         (29,897)        4,207      634,024    1,424,517
      -----------------------------------------------------------------------------------------------------------

      At December 31, 2003, capital stock comprised 306,196,659 shares of common stock with a par value of (euro)0.40.

      The total dividend paid as at June 18, 2003 amounted to (euro)26,737 thousand and represented a dividend per share of (euro)0.09. The corresponding dividend equalization tax was (euro)3,160 thousand.

                                                              Statutory accounts

      Increases in shareholders' equity were as follows:

                                                      Number       Capital        Share       Conversion
      (in (euro)thousand)                          of shares         stock      premium          premium
      --------------------------------------------------------------------------------------------------
      Exercice of stock options
      - Havas                                        970,940           388        3,583
      - SNC                                            4,738             2           95
      --------------------------------------------------------------------------------------------------
      Conversion of 60 - 1999 OCEANE bonds             1,241             1                            11
      Conversion of 689 - 2000 OCEANE bonds              712                                          14
      --------------------------------------------------------------------------------------------------
      Total                                          977,631           391        3,678               25
      --------------------------------------------------------------------------------------------------

      As at December 31, 2003, the following potentially dilutive financial instruments were outstanding:

                                                                                                                          Number of
                                                    Exercice                                        Unit price     potential shares
                                                      period                  Number               (in (euro))         to be issued
      -----------------------------------------------------------------------------------------------------------------------------
      Stock options                                from 2004 to 2013      24,517,052        from 2.67 to 26.72           24,517,052

      Options on SNC shares granted by Snyder,
      replaced by options on Havas shares          from 2004 to 2010       2,327,661         from 0.62 to 8.99            3,191,594

      Options on Circle.com shares granted
      by Snyder, replaced by options
      on Havas shares                              from 2004 to 2010       1,128,490     from 0.76 to 2,571.00              106,341

      December 2000 convertible bonds -
      conversion price (euro)21.60                Up to Dec.31, 2005      26,184,277(1)                  21.60           27,100,727

      May 2002 convertible bonds -
      conversion price (euro)10.75                Up to Jan. 1, 2009      41,860,465(1)                  10.75           43,325,581
      -----------------------------------------------------------------------------------------------------------------------------
      Total                                                                                                              98,241,295
      -----------------------------------------------------------------------------------------------------------------------------

      (1) Before right to number of shares as follows:

      Following payments of the 2001 dividend, which was charged against the share premium account, and of the 2002 dividend, which was charged against regulated long-term capital gains equity reserve, the number of shares per bond was adjusted as follows:

                                                      Number of shares per bond
                                                      --------------------------
                                                       2000 bonds     2002 bonds
      --------------------------------------------------------------------------
      Before dividend paid in 2002 and 2003                 1.000          1.000
      After dividend paid in 2002                           1.020          1.020
      After dividend paid in 2003                           1.035          1.035
      --------------------------------------------------------------------------

|_||_||_|       Notes to financial statements
                Year ended December 31, 2003

      Note 11: Provisions for risk and expenses

      (in (euro)thousand)

                                                                                             Reversal
      Balance and movements                     31.12.2002            Increase     --------------------------          31.12.2003
      ------------------------                                   in provisions     Provisions      Provisions
      Items                                                                              used          unused
      ---------------------------------------------------------------------------------------------------------------------------
      Provision for risk
      - For exchange losses                              1                                  1                                   0
      - Accrued bond redemption premiums:
      o 1999 bonds                                   2,552                 685                                              3,237
      o 2000 bonds                                  45,639              20,162                          7,672              58,129
      - Other                                        5,617               3,722          2,955             618               5,766
      ---------------------------------------------------------------------------------------------------------------------------
      Subtotal                                      53,809              24,569          2,956           8,290              67,132
      ---------------------------------------------------------------------------------------------------------------------------
      Provision for expenses
      - Retirement benefits                          2,945                 502            254              47               3,146
      - Other                                        2,604                              2,113             491                   0
      ---------------------------------------------------------------------------------------------------------------------------
      Subtotal                                       5,549                 502          2,367             538               3,146
      ---------------------------------------------------------------------------------------------------------------------------
      Total                                         59,358              25,071          5,323           8,828              70,278
      ---------------------------------------------------------------------------------------------------------------------------

      Provision for risk

      Provision for risk covers seller's warranties given by the Company, potential costs arising from claims and litigation, as estimated by the Company and its advisers, potential losses related to subsidiaries placed in liquidation, and accrued premium on the redemption on the 1999 and 2000 convertible bonds.

      Havas' accounts for the years 1989 to 1992 have been the subject of a tax audit. The risks arising from this audit have been fully provided for, based on advice obtained from the Company's tax advisers. After consulting its tax advisers, Havas has contested one proposed reassessment. No reserve has been booked in this respect because the Company expects a favorable outcome. The amount involved is less than (euro)4 million.

      The premiums on the redemption of the Company's 1999 and 2000 convertible bonds are being accrued over the life of the bonds, in "provision for risk".

      The amount shown in "reversal of unused risk provision" mainly includes the reversal of redemption premiums relating to the 2000 OCEANE that were repurchased for cancellation in 2003, for (euro)7,672 thousand.

      Provision for expenses

      The collective bargaining agreements applicable to the advertising and communications industry provide for the payment of retirement in indemnities in employee contracts. The related accrual recorded by the Company covers all employees over 40 who have at least five years' seniority. At December 31, 2003, the accrual totaled (euro)3,146 thousand. During the year, (euro)502 thousand were accrued and (euro)301 thousand were written back to income. No accrual was recorded by the Company regarding post-employment benefits (mutual insurance obligations).

                                                              Statutory accounts

      If retirement obligations are booked according to the Project credit units method which is compliant with the CNC Recommendation No 2003-R.01, the amount of the provision calculated on an individual basis and taking into account assumptions of staff turnover, payroll costs increase and a discount rate of 4.5%, is as follows:

      At December 31, 2003 (in (euro)thousand)                     Pension benefits          Other benefits
      -----------------------------------------------------------------------------------------------------
      Assumptions
      Benefit obligation discount rate                                       4.50%                    5.10%
      Expected rate of return on plan assets                                 5.00%
      Expected remaining life service                                         7.62
      -----------------------------------------------------------------------------------------------------
      Change in benefit obligation
      Projected benefit obligation at beginning of period                   (3,594)                 (1,982)
      Service cost                                                            (183)                    (96)
      Interest cost                                                           (140)                    (99)
      Plan participants contributions                                           --                      --
      Amendments                                                                --                      --
      Acquisitions / Disposals                                                  --                      --
      Curtailments / Settlements                                                --                      --
      Actuarial (loss) gain                                                    845                       7
      Benefits paid                                                            427                      66
      Others (foreign currency translation)                                     --                      --
      -----------------------------------------------------------------------------------------------------
      Projected benefit obligation at end of period                         (2,645)                 (2,104)
      -----------------------------------------------------------------------------------------------------
      Change in plan assets
      Fair value of plan assets at beginning of period                          --                      --
      Expected return on plan assets                                            --                      --
      Company contributions                                                     --                      --
      Plan participants contributions                                           --                      --
      Acquisitions / Disposals                                                  --                      --
      Curtailments / Settlements                                                --                      --
      Benefits paid                                                             --                      --
      Actuarial (loss) gain                                                     --                      --
      Others (foreign currency translation)                                     --                      --
      -----------------------------------------------------------------------------------------------------
      Fair value of plan assets at end of period                                --                      --
      -----------------------------------------------------------------------------------------------------
      Funded status
      Funded status of the plan                                             (2,645)                 (2,104)
      Unrecognized actuarial transition obligation                              --                      --
      Unrecognized actuarial loss (gain)                                       136                     926
      Unrecognized actuarial prior service cost                                 --                      --
      -----------------------------------------------------------------------------------------------------
      Net amount                                                            (2,509)                 (1,178)
      -----------------------------------------------------------------------------------------------------
      Net periodic benefit cost
      Service cost                                                             183                      96
      Expected interest cost                                                   140                      99
      Expected return on plan assets                                            --                      --
      Amortization of net transition obligation                                 --                      --
      Amortization of actuarial net (loss) gain                                 --                      53
      Amortization of unrecognized prior service cost                           --                      --
      Effects of settlements / Curtailments                                     --                      --
      -----------------------------------------------------------------------------------------------------
      Net periodic benefit cost                                                323                     248
      -----------------------------------------------------------------------------------------------------

|_||_||_|       Notes to financial statements
                Year ended December 31, 2003

      Note 12: Financial liabilities

      Convertible bonds

      Since February 1999, Havas has issued three bonds convertible and/or exchangeable into new or existing shares (OCEANE) with the following characteristics:

      o     OCEANE 1% February 1999 / January 2004

      -     quoted on: the First Market of Euronext Paris SA;

      -     ISIN code: FR0000180713;

      -     principal amount at issue: (euro)230 million; 1,223,405 bonds;

      -     unit issue price at par: (euro)188;

      -     unit redemption value: (euro)195.13;

      -     effective date: February 12, 1999;

      -     duration: 4 years and 323 days;

      - annual coupon rate of 1%, a gross yield to maturity of 1.75% assuming no conversion nor redemption prior to maturity;

      -     implicit interest rate of 2.18% per annum including issue costs;

      -     redemption at maturity on January 1, 2004;

      - each bond may be converted into an adjusted number of 20.696 Havas shares (adjusted from 20 until June 10, 2002, and 20.40 between June 11, 2002 and June 17, 2003) at any time at the option of the holder, following the payment of a dividend of (euro)0.09 per share on June 18, 2003, and a portion of which was debited to "Regulated long-term capital gains equity reserve".

      During 2001, 2002 and 2003, respectively, 9,990, 8 and 60 bonds were converted by anticipation into Havas shares.

      At December 31, 2003, the 453,957 remaining bonds represent a debt of
      (euro)85,344 thousand.

      The total redemption premium due at maturity amounts to (euro)3,237 thousand. This redemption premium is provided for over the borrowing life and is included in "Provisions for risk and expenses" (see note 11).

      According to plan, the redemption of bonds was made on January 1, 2004.

      o     OCEANE 1% December 2000 / January 2006

      -     quoted on: the First Market of Euronext Paris SA;

      -     ISIN code: FR0000180747;

      -     principal amount at issue: (euro)709 million; 32,817,012 bonds;

      -     unit issue price at par: (euro)21.60;

      -     unit redemption price: (euro)25.44;

      -     effective date: December 22, 2000;

      -     duration: 5 years and 10 days;

      - annual coupon rate of 1%, a gross yield to maturity of 4.25% assuming no conversion nor redemption prior to maturity;

      -     implicit interest rate of 4.67% per annum, including issue costs;

      - redemption at maturity on January 1, 2006, with possibility of early redemption from January 1, 2004 until December 31, 2005, if, over a period of 20 consecutive stock exchange trading days among the 40 consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas share's last trading prices and the conversion ratio exceeds 115% of the redemption value of the bonds;

      - each bond may be converted into an adjusted number of 1.035 Havas shares (adjusted from 1 until June 10, 2002, and 1.02 between June 11, 2002 and June 17, 2003 following the payment of a dividend of
            (euro)0.09 per share on June 18, 2003, a portion of which was debited to "Regulated long-term capital gains equity reserve") at any time at the option of the holder.

                                                              Statutory accounts

       During 2003, 689 bonds have been converted into Havas shares by anticipation. In addition, Havas has repurchased 5,290,000 bonds which were then cancelled. At December 31, 2003, the outstanding bonds amounted to 26,184,277 representing a financial debt of (euro)565,580 thousand.

       In addition, the total redemption premiums due at maturity amount to
       (euro)100,548 thousand assuming no conversion nor repurchase from January 1, 2004.

As indicated in note 11, this redemption premium is provided for over the borrowing life and is included in "Provisions for risk and expenses" (see note 11).

       o OCEANE 4% May 2002 / January 2009

       - quoted on: The First Market of Euronext Paris SA;

       - ISIN code: FR0000188476;

       - principal amount at issue: (euro)450 million; 41,860,465 bonds;

       - unit issue price at par and redemption value: (euro)10.75;

       - effective date: May 22, 2002;

       - duration: 6 years and 224 days;

       - annual coupon rate of 4%, a gross yield to maturity of 4% assuming no conversion nor redemption prior to maturity;

      -     implicit interest rate of 4.40% per annum, including issue costs;

      - redemption at maturity on January 1, 2009 with a possible early redemption at the option of the issuer from January 1, 2005 to December 31, 2008, if over a period of 20 consecutive stock exchange trading days among the 40 consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas share's last trading prices and the conversion ratio exceeds 125% of the redemption value of the bonds;

      - each bond may be converted into an adjusted number of 1.035 Havas shares (adjusted from 1 until June 10, 2002, and 1.02 between June 11, 2002 and June 17, 2003 following the payment of a dividend of
            (euro)0.09 per share on June 18, 2003, a portion of which was debited to "Regulated long-term capital gains equity reserve") at any time at the option of the holder.

      No conversion of any bond has been exercised since the issuing.

      In addition, on December 1, 2003, the General Meeting of holders of the 2002 OCEANE (bonds convertible and/or exchangeable for new or existing Havas shares), approved the payment by Havas an amount of (euro)1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006. One time cash payment will be made on January 1, 2004, for a total amount of (euro)50,233 thousand. This amount was recorded as exceptional expense with as counterpart a financial liability in the balance sheet.

      The total impact of this operation on the exceptional income/(expenses) amounts to (euro)51,108 thousand of which (euro)875 thousand corresponds to consulting fees.

      Maturities of debt

                                                     Due within       Due in one    Due beyond         Notes     Of which
      (in (euro)thousand)               Total            1 year       to 5 years       5 years       payable     accruals
      -------------------------------------------------------------------------------------------------------------------
      Financial debt                1,360,878           344,516          566,362       450,000                     75,166
      Advances from customers             106               106
      Operating payables               36,930            36,930                                                    16,105
      Other payables                   11,030            10,883                            147                      1,460
      -------------------------------------------------------------------------------------------------------------------
      Total                         1,408,944           392,435          566,362       450,147            --       92,731
      -------------------------------------------------------------------------------------------------------------------

      Financial debt includes (euro)50,233 thousand for the cash payment made on January 1, 2004 in exchange for waiver to the option to redeem at January 1, 2006 the OCEANE bonds for (euro)450,000 thousand issued in May 2002, with a maturity date of January 1, 2009 (see above).

|_||_||_|       Notes to financial statements
                Year ended December 31, 2003

      Long and short-term debt

      (in (euro)thousand)                                 31.12.2002     Increases    Decreases   31.12.2003
      ------------------------------------------------------------------------------------------------------
      Convertible bonds                                    1,215,214                    114,290    1,100,924
      Finacial liabilities to banks and institutions         184,201           107                   184,308
      Other borrowings and financial liabilities              19,737        56,708          799       75,646
      Total                                                1,419,152        56,815      115,089    1,360,878
      ------------------------------------------------------------------------------------------------------

      Financial liabilities include (euro)9,618 thousand borrowed under the Company's overdraft facilities at variable rates of interest, (euro)54,000 in accrued interest and (euro)174,380 thousand in loans from the Group cash pool in France, plus accrued interest of (euro)256 thousand.

      Note 13: Exposure to market risks

      The Company uses financial instruments to manage and reduce its exposure to interest rate and currency risks.

      At December 31, 2003, interest rate and currency risks were hedged:

      - on USD15,000 thousand placed in BNP in the United States over the entire investment period.

      - on GBP35,505 thousand related to our receivable on disposals of investments in Media Planning Ltd and Snyder Direct UK to our English holding.

      Advances to subsidiaries and affiliates (note 4) are denominated in euro.

4.    Notes to the income statement Note 14: Revenues

      2003 revenues consist mainly of services billed to subsidiaries.

      Note 15: Other operating revenues

      Other operating revenues include mainly:

      -     rent and rental charges billed: (euro)13,953 thousand.

      - expenses billed on to subsidiaries that are not included in the value-added generated by the company: (euro)16,570 thousand.

      Note 16: Net financial income( expense)

      Net financial expenses of (euro)533,165 thousand include mainly:

      - a (euro)551,389 thousand net provision in investment in subsidiaries including (euro)261,565 thousand related to Media Planning Group SA and (euro)294,481 thousand related to Havas International.

      - a (euro)11,464 thousand net provision in loans to subsidiaries which are being restructured.

      - a (euro)13,175 thousand accrual to the contingency reserve for the premium on redemption potentially payable on the 1999 and 2000 OCEANE bonds.

                                                              Statutory accounts

      Note 17: Non-operating income (expenses)

      Non-operating expenses of (euro)91,625 thousand include mainly:

      -     restructuring costs for (euro)1,648 thousand.

      - a net capital gain of (euro)11,841 thousand related to the sale of the buildings situated at 11/15, quai de Dion-Bouton in Puteaux.

      - an exceptional expense of (euro)50,233 thousand: the General Meeting of OCEANE 2002/2009 holders approved the payment by Havas an amount of (euro)1.20 per bond, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1, 2006.

      - a net capital loss of (euro)53,341 thousand related to the sale of our subsidiaries Media Planning Ltd and Snyder Direct UK to our English Holding Havas UK.

      - a capital gain of (euro)4,916 thousand resulting from the buy-back and cancellation of 5,290,000 convertible OCEANE 2000/2006 bonds.

      - a (euro)1,140 thousand loss recognized on the sale of Havas shares in connection with share-for-share acquisitions, payments of earn-out and Director's fees.

      Note 18: Income tax

      Under the terms of the Group relief agreement (Article 1) signed by the Company and the other subsidiaries in the French tax group, each subsidiary pays to the Company an amount corresponding to the tax that it would have paid if it had been taxed on a stand-alone basis (including long-term capital gains tax).

      The 2003 tax benefit of (euro)5,909 thousand corresponds mainly to payments received from the companies in the tax group for (euro)8,843 thousand and a provision for risk of (euro)2,272 thousand, for the possible repayment to the subsidiaries in the tax group of their tax gain related to their losses carried forward.

5.    Other information

      Note 19: Operations with affiliated companies:

      Balance sheet,

      (in (euro)thousand)

      Assets                                            Net      Liabilities                              Net
      -------------------------------------------------------------------------------------------------------
      Investments                                                Financial liabilities
      Shares in subsidiaries and affiliates       2,024,334      Cash pooling                         174,634
                                                                 --------------------------------------------
      Loans to subsidiaries and affiliates          818,606      Advances from customers                  106
      -------------------------------------------------------------------------------------------------------
      Accounts receivable                                        Accounts payable
      Trade accounts receivable                       5,534      Trade accounts payable                11,312
      Other accounts receivable                      50,591      Due to suppliers of fixed assets       3,726
                                                                 Other accounts payable                 3,516
      -------------------------------------------------------------------------------------------------------

      Income statement

      Expenses                                                   Revenues
      -------------------------------------------------------------------------------------------------------
      Financial expense                                          Interest income
      Interest expense                                3,068      Dividend                              61,141
                                                                 Other income                             311
      -------------------------------------------------------------------------------------------------------
      Non-operating expense                                      Non-operating income
      On revenue transactions                            --      On revenue transactions                    3
      On capital transactions                        68,421      On capital transactions              125,526
      -------------------------------------------------------------------------------------------------------

|_||_||_|       Notes to financial statements
                Year ended December 31, 2003

      Note 20: Unrecognized deferred tax assets and liabilities

      This note shows the timing differences and the losses carried forward as at December 31, 2002 and as at December 31, 2003 in tax bases and in income tax.

                                                  Opening  Deferred taxes     Closing  Deferred taxes  Change in       Change in
                                                 tax base      on opening    tax base      on closing   tax base    unrecognized
      (in (euro)thousand)                                        tax base                    tax base             deferred taxes
      --------------------------------------------------------------------------------------------------------------------------
      Unrecognized deferred tax assets
      Employee profit-sharing                         227              78         145              51        (82)            (27)
      Provision for retirement benefits             2,945           1,011       3,146           1,115        201             104
      Currency translation adjustment                  45              15          52              18          7               3
      Other provisions not immediately
      deductible                                   51,274          17,602      72,532          25,698     21,258           8,096
      Other add-back                                  227              78         246              87         19               9
      Other depreciations                             504             173           0               0       (504)           (173)
      Tax losses available carry-forward:
      - Short-term tax losses                   1,175,470         403,539   1,195,919         423,714     20,449          20,175
      - Long-term tax losses                      152,744          29,892     753,434         152,171    600,690         122,279
      --------------------------------------------------------------------------------------------------------------------------
      Unrecognized deferred tax liabilities
      Timing differences                             (423)           (145)       (293)           (104)       130              41
      --------------------------------------------------------------------------------------------------------------------------
      Total                                     1,383,013         452,243   2,025,181         602,751    642,168         150,508
      --------------------------------------------------------------------------------------------------------------------------

      Note 21: Commitments and contingencies

      Commitments by maturity:

      (in (euro)thousand)                                        Total       Due within             Due in      Due beyond
      Contractual obligations                                                    1 year       1 to 5 years         5 years
      --------------------------------------------------------------------------------------------------------------------
      Convertible bnds                                       1,100,924(1)        85,344            565,580         450,000
      Operating lease                                           80,835           10,226             40,478          30,131
      Additional payments (earn-out),                              305(1)           305
      Repurchase of minority interests (buy-out) (2)            20,001           12,086              6,315           1,600
      --------------------------------------------------------------------------------------------------------------------
      Total                                                  1,202,065          107,961            612,373         481,731
      --------------------------------------------------------------------------------------------------------------------

      (1)   Amounts booked as at December 31, in Havas balance sheet.

      (2) The Company is committed to buying out stakes held by the minority shareholders of certain consolidated subsidiaries, at prices determined on arm's length terms. The purpose of these commitments is to establish long-term financial partnerships.

                                                              Statutory accounts

      Guarantees and secured debt

      Havas does not have any secured debt. However, most of the credit-lines, authorized overdraft and bank borrowings are covered by guarantees granted by Havas to its subsidiaries.

      (in (euro)thousand)                Total     Due within           Due in     Due beyond
      Commitments given                                1 year     1 to 5 years        5 years
      ---------------------------------------------------------------------------------------
      Bank borrowings                   40,654         15,186           24,777            691
      Operating leases                 115,910         11,839           44,752         59,319
      Additional payments (earn-out)    51,465                                         51,465
      Credit-lines unused               74,610         23,372                          51,238
      Credit-lines used                 57,892         53,659                           4,233
      Cash pooling (1)                  89,202                                         89,202
      Purchases of space buying         23,540         14,324            7,966          1,250
      Marketing rights,(2)              17,994         17,994
      Other                             12,016          5,792              514          5,710
      ---------------------------------------------------------------------------------------
      Total                            483,283        142,166           78,009        263,108
      ---------------------------------------------------------------------------------------

      (1) In order to enable our British subsidiaries to use automated payment services, Havas granted guarantees to banks.

      (2) The Group acquires exclusive marketing rights from football clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The payments are to be made on a monthly basis.

      Commitments received: NONE

      Note 22: Directors' Remuneration

      Overall gross 2003 remuneration, including benefits in kind, for Directors, whether Executive Directors or not, amounted to (euro)8,057 thousand.

      The number of options they held at December 31, 2003 totaled 7,518,210, of which 2,456,059 were stock purchase options and 502,248 were stock subscription options allocated in 2003.

      Funds committed for retirement and such like amounted to (euro)140 thousand.

      Directors have no loans or secured debt.

      Note 23: Employee numbers

      The breakdown by category of the average number of employees in 2003 is as follows:

      Category                                                            Number
      --------------------------------------------------------------------------
      Management                                                              70
      Supervisory                                                             24
      Administrative                                                          23
      --------------------------------------------------------------------------
      Total                                                                  117
      --------------------------------------------------------------------------

---------

Statutory       Statutory Auditors' report
accounts        on the financial statements

---------       For the year ended December 31, 2003

      In compliance with the assignment entrusted to us by your Shareholder's Annual General Meeting, we hereby report to you, for the year ended December 31, 2003 on:

      -     the audit of the accompanying financial statements of Havas;

      -     the specific verifications and information required by law.

      These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

  I - Opinion on the financial statements

      We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

      Without questioning the opinion expressed herein above, we also draw your attention to the impact on the results of the 2003 financial year of the provisions for depreciation in investment described in note 3-2.

 II - Justification of conclusions

      In accordance with article L. 225-235, paragraph 1, of the Commercial Code, which concerns the justification of our conclusions, introduced by the French law on financial security of August 1, 2003, applicable as of this financial year, we draw your attention to the following:

      As indicated in note 3-2, the historic cost of the investment is compared to fair market value, based on a multiple of EBITDA adjusted for net debt.

      Provisions for depreciation in investment therefore include significant accounting estimates.

      As required by the French auditing standard applicable to accounting estimates, we examined the methods and procedures used to arrive at these estimates, and assessed the figures and hypotheses on which they were based.

      Our conclusions, therefore, result from our audit of the annual financial statements taken as a whole, and contributed to the formulation of our unqualified opinion, given in the first part of this report.

III - Specific verifications and information

      We also performed the specific verifications required by law in accordance with the professional standards applied in France. We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

      In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders, and as to the acquisition of shares and controlling interests.

                              Paris, April 26, 2004

      Yves Lepinay et Associes "FIDINTER"                       Francois Bouchon
               Yves Lepinay

            Jean-Yves Lepinay

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

      Special report of the Auditors
      concerning legal contracts

      For the year ended December 31, 2003

      Ladies and Gentlemen,

      As Auditors of your Company, we present to you our report concerning legally binding contracts.

      In application of article L. 225-40 of the Commercial Code, we have been advised of the following contracts that have been subject to prior authorizations of the Board of Directors.

      It is not our duty to research the existence of other contracts, but to communicate to you, on the basis of the information which was given to us, the characteristics and essential aspects of those for which we have been advised, without commenting upon their utility or appropriateness.

      It is our duty, according to the terms of article 92 of the decree of March 23, 1967, to evaluate the objectives behind the conclusion of the contracts in view of their approval.

      We have conducted our examination in accordance with standards of the profession as applied in France. These standards require that we plan and perform an audit to verify the agreement between the information that you have been given and the documents that form the basis from which the information was obtained.

 I - Contracts concluded over the course of the year

      1.1 Modifications to 2003 compensation packages for Directors who are paid by the Company

      On March 5, 2003, the Board of Directors authorized the modification of 2003 compensation packages for director functions held by Messrs. Alain Cayzac, Jacques Herail and Jacques Seguela, also Directors of the Company.

      Given the 2003 results, the Directors concerned gave up the variable fees to which they were entitled for the 2003 financial year, in application of this convention. Taking this into account, and in application of criteria agreed upon, total gross compensation, including Directors' fees, was as follows for 2003:

      Directors and managers concerned                                   Amounts
      Mr Alain Cayzac                                              (euro)505,697
      Mr Jacques Herail                                            (euro)707,371
      Mr Jacques Seguela                                           (euro)515,268

      1.2   Services provided by Colker, Gelardin & Co

      On March 5, 2003, the Board of Directors authorized the new provision of services by Colker, Gelardin & Co. for an amount of $60,000, or
      (euro)56,153,49.

      Director concerned: Mr Richard Colker

      1.3 Reclassification of Media Planning Limited and Snyder Direct shares as shares of Havas UK

      On December 10, 2003, the Board of Directors authorized the reclassification as shares in Havas UK of shares in:

      - Media Planning Limited (UK) for an amount of (pound)29,505,000, or     (euro)41,941,490.87
      - Snyder Direct (UK) for an amount of (pound)6,000,000, or                (euro)8,529,027.13

      Directors and managers concerned:  Mr Jacques Herail
                                         Mr Alain de Pouzilhac

      1.4   Divestiture of a receivable to Havas International

      On March 5, 2003, the Board of Directors authorized the divestiture to Havas International of the receivable from the company Vickers & Benson Arnold Inc. for an amount of (euro)5,367 thousand. This convention was the subject of an initial authorization on December 12, 2002.

      Directors and managers concerned:  Mr Jacques Herail
                                         Mr Alain de Pouzilhac
                                         Mr Bob Schmetterer

|_||_||_|  Special report of the Auditors concerning legal contracts

           For the year ended December 31, 2003

 II - Contracts concluded over the course of prior years which are still in force

      Moreover, in application of the decree of March 23, 1967, we have been informed that the following contracts, approved over the course of prior years, remained in force over the course of the past year.

      2.1 Provision of services for the development, animation and promotion of the Euro RSCG network in view of increasing the value of the Euro RSCG trademark

       - Services provided by EURO RSCG SA
         Amount: (euro)4,298,350.00
         Directors and managers concerned:           Mr Alain Cayzac
                                                     Mr Jacques Herail
                                                     Mr Alain de Pouzilhac
                                                     Mr Jacques Seguela

       - Services provided by Euro RSCG Worldwide Inc.
         Amount: (euro)2,852,359.01
         Directors and managers concerned:           Mr Jacques Herail
                                                     Mr Bob Schmetterer

                         Signed in Paris, April 26, 2004

      Yves Lepinay et Associes "FIDINTER"                       Francois Bouchon
                 Yves Lepinay
              Jean-Yves Lepinay

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

Fees paid to the Statutory Auditors

2003

                                                   Ernst & Young network                             Cabinet Bouchon
----------------------------------------------------------------------------------------------------------------------------------
                                              Amount in                 %                    Amount in                  %
                                           (euro)thousand                                 (euro)thousand
                                         -------------------    ------------------      -------------------    -------------------
                                           2003         2002     2003         2002       2003         2002      2003         2002
----------------------------------------------------------------------------------------------------------------------------------
Audit
Auditing of annual and consolidated
accounts                                  5,398        5,167                              179          180
Additional assignments                      441                                                         15
----------------------------------------------------------------------------------------------------------------------------------
Subtotal                                  5,839        5,167       80%          59%       179          195       100%         100%
----------------------------------------------------------------------------------------------------------------------------------
Other services
Tax                                       1,296        3,365
Legal                                                    105
Other                                       141           74
----------------------------------------------------------------------------------------------------------------------------------
Subtotal                                  1,437        3,544       20%          41%         0            0         0%           0%
----------------------------------------------------------------------------------------------------------------------------------
Total                                     7,276        8,711      100%         100%       179          195       100%         100%
----------------------------------------------------------------------------------------------------------------------------------

The Ernst & Young network acts as Statutory Auditors for some French entities (Cabinet Barbier Frinault and others). It audits for most foreign entities, and is the contractual auditor for Havas's consolidated financial statements based on US GAAP.

2003

                             Yves Lepinay & Associes "Fidinter"               Others                              Total
------------------------------------------------------------------------------------------------------------------------------------
                                Amount in             %            Amount in            %              Amount in             %
                              (euro)thousand                     (euro)thousand                     (euro)thousand
                              --------------    -------------    --------------    -------------    ---------------   --------------
                              2003      2002    2003     2002    2003      2002    2003     2002     2003      2002   2003     2002
------------------------------------------------------------------------------------------------------------------------------------
Audit
Auditing of annual
and consolidated accounts      171       160                       54       655                     5,802     6,162
Additional assignments                    15                                                          441        30
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                       171       175     100%     100%     54       655      68%      84%   6,243     6,192     81%      63%
------------------------------------------------------------------------------------------------------------------------------------
Other services
Tax                                                                26        13                     1,322     3,378
Legal                                                                                                   0       105
Other                                                               0       111                       141       185
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                         0         0       0%       0%     26       124      32%      16%   1,463     3,668     19%      37%
------------------------------------------------------------------------------------------------------------------------------------
Total                          171       175     100%     100%     80       779     100%     100%   7,706     9,860    100%     100%
------------------------------------------------------------------------------------------------------------------------------------

-----------

Resolutions

-----------

                Table of contents

                Summary of the resolutions                                   125
                Resolutions                                                  129

Summary of the resolutions

The purpose of the resolutions to be presented at the Annual Shareholders' Meeting is outlined below.

Approval of the financial statements

The purpose of the first and second resolutions is to approve the 2003 financial statements of the Company and the Group, respectively.

Regulated agreements

The third resolution concerns regulated agreements governed by article L.225-38 of the Commercial Code. The Auditors have issued a special report to shareholders on these agreements.

Allocation of earnings

The fourth resolution concerns the allocation of the net loss for the year.

The financial statements of the Company for the year ended December 31, 2003 show a loss of (euro)633,956,784.96. We recommend that this amount be allocated as follows:

o     (euro)6,547,049.84 to the retained earnings account;

o     (euro)587,409,735.12 to the additional paid-in capital account.

Income available for distribution includes (euro)14,796 thousand to be paid out of additional paid-in capital and (euro)161,813.46 to be paid out of the special long-term capital gains reserve. We recommend that this amount be allocated as follows:

o     payment of a dividend of (euro)0.05 per share
      (excluding the avoir fiscal - tax credit) of           (euro)14,929,179.80
      which (euro)133,179.80 will be paid out of the special long-term capital gains reserve

o     payment of the precompte dividend equalization
      tax (corresponding to the capped amount payable
      in the case of distribution of the long-term
      capital gains reserve)                                     (euro)28,633.66

o     allocation to retained earnings                                 (euro)0.00

The special long-term capital gains reserve corresponds to long-term capital gains originally taxed at 19%. The precompte dividend equalization tax due on dividends paid out of the reserve corresponds to the amount of tax payable to raise the total tax rate on the gains to 33.33%. Therefore, based on the recommended distribution of long-term gains in the amount of (euro)133,179.80, the precompte amounts to 28,633.66, and the total deduction from the long-term capital gains reserve is (euro)161,813.46.

The dividend per share for 2003 will amount to (euro)0.05, giving rise to an avoir fiscal (tax credit) for eligible shareholders.

No dividend will be paid on shares held in treasury stock on the dividend payment date.

The dividend per share takes into account the estimated 1,600 shares that may be issued in the period up to the dividend payment date due to the exercise of options by SNC or Snyder Communications Inc.'s Circle.com, which are exchangeable for Havas shares.

If the number of shares held in treasury stock on the dividend payment date or the number of shares issued as explained above is different from the Company's estimate, the amount paid out of the special long-term capital gains reserve will be adjusted, leading to a corresponding adjustment of the precompte dividend equalization tax. The dividend will be paid as from June 17, 2004.

Dividends paid over the last three years and the corresponding avoir fiscal (tax credit) and total revenue per share are presented below (in euros per share, adjusted for the 20-for-1 stock-split):

       Year                           Net                Tax            Total
                                 dividend             credit          revenue
--------------------------------------------------------------------------------
       2000                          0.17              0.085            0.255
       2001                          0.17              0.085            0.255
       2002                          0.09              0.045            0.135
--------------------------------------------------------------------------------

|_||_||_|   Summary of the resolutions

            Directors' fees

            In the fifth resolution shareholders are invited to set the total fees payable to the members of the Board of Directors for 2004, in cash and in stock.

            Following the recommendation of the Compensation and Selection Committee, the Board of Directors proposes to award each Director a fixed fee of (euro)30,000, including (euro)8,000 paid in the form of Havas stock, and a variable fee based on attendance rate at Board meetings and on the increase in Havas's EBIT (1). Accordingly, based on the current number of Board members, we invite you to fix total fees payable to the Board at (euro)784 thousand, including a maximum of (euro)112 thousand payable in Havas stock. Directors will not be authorized to sell any stock received in payment of their fees for as long as they remain members of the Board. The report of the Compensation and Selection Committee is included in this document.

            Re-election of Directors

            The sixth, seventh, eighth, ninth and tenth resolutions concern the re-election as Directors, for a three-year period, of Ed Eskandarian, Pierre Lescure, Leopoldo Rodes Castane, Patrick Soulard and Societe Centrale Immobiliere et Fonciere-SOCIF. Biographical details of each of these Directors are provided in the first section of the report of the Board of Directors and the list of their other directorships is given in the Appendix to the Board's report.

            Juan March Delgado, who is also due to retire at the close of the Annual Shareholders' Meeting, has decided not to stand for re-relection, for personal reasons. In the eleventh resolution, shareholders will be invited to decide not to replace Juan March Delgado.

            Share buyback program

            In the Additional Information section of the Annual Report (under "Information about the Company's capital") you will find summary information about the transactions carried out in 2003 under the shareholder-approved share buyback program.

            In the twelfth resolution, shareholders are invited to renew the authorization given to the Company to trade in its own shares and to give the Board of Directors the necessary powers to act on the authorization.

            The proposed new share buyback program would be used to buy back Havas shares based on market situations or for the following purposes:

            o to stabilize the share price by trading systematically against the market;

            o to deliver shares in payment or exchange or otherwise for shares of another company, in connection with acquisitions carried out by Havas or a company controlled by Havas within the meaning of article L.233-3 of the Commercial Code;

            o to implement one or several stock option plans governed by articles L.225-177 et seq. of the Commercial Code;

            o to make stock awards to employees of the Company and/or the Group, under a statutory profit-sharing scheme or any corporate savings plan, as provided for by law including articles L.443-1 et seq. of the Labor Code;

            o to deliver shares upon the exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company;

            o to allocate such shares to Directors as payment for their fees;

            o To implement an asset/liability and financial management policy, according to which such shares may be held as treasury stock, sold, or more generally, transferred including as a pledge in connection with a sale agreement, or cancelled in whole or in part, provided the shareholders meeting adopts the thirteenth resolution hereafter.

            (1) EBIT (earnings before interest and tax) corresponds to operating income plus income from associates plus exceptional items, before tax and amortization of goodwill.

            Detailed information about this program is provided in the information memorandum approved by the French securities regulator
            (AMF), which can be obtained from the Company's head office.

            The Board of Directors is seeking an authorization to buy back shares of the Company in accordance with the related provisions of the law. Under the terms of the resolution, the shares could be bought back by any method and at any time, including while a takeover bid for the Company was in progress. The authorization could be used on one or several occasions, within the limit specified in the resolution.

            The aggregate number of Havas shares bought back during the period covered by the program will not exceed 10% of the Company's issued capital as determined on each buyback date. The purchase price will be capped at (euro)9. The minimum sale price will be set at (euro)1 per share, except for stock delivered in payment or exchange for shares of another company in connection with an acquisition, or allocated to Directors in payment of their fees.

            The authorization is being sought for a period of eighteen months commencing on the date of the Meeting.

            In a separate resolution, shareholders are asked to authorize the Board to cancel all or some of the shares purchased under the buyback program (thirteenth resolution).

            Financial authorizations

            The Company is seeking three authorizations to issue shares and share equivalents:

            o Authorization to issue shares and share equivalents for cash, with pre-emptive subscription rights for existing shareholders (fourteenth resolution);

            o Authorization to issue shares and share equivalents for cash, without pre-emptive subscription rights for existing shareholders (fifteenth resolution);

            o Authorization to issue shares to be paid up by capitalizing income or additional paid-in capital (sixteenth resolution).

            These authorizations will extend the range of financing solutions available to the Company, particularly for the refinancing of the portion of the debt due on January 1, 2006 that is not covered by cash and cash equivalents.

            The Company is seeking the flexibility provided by an authorization to issue share equivalents, such as convertible bonds, on a timely basis. For this to be possible, based on current market practice shareholders will need to waive in advance their pre-emptive right to subscribe to any such issues.

            The issue of bonds with an embedded option to acquire shares of the issuer represents an efficient financing solution, because it helps to keep borrowing costs low while at the same time having only a limited dilutive impact, because the price of the embedded option generally includes a premium compared to the share price on the issue date.

            We propose limiting the maximum nominal amount that may be issued directly or indirectly without pre-emptive subscription rights to
            (euro)24 million, representing 60 million potential shares or less than 20% of the current issued capital. This limit is included in the proposed aggregate maximum nominal amount of (euro)60 million, representing 150 million shares, that applies to all capital increases with and without pre-emptive subscription rights.

            The maximum aggregate nominal amount of debt securities redeemable, convertible, exchangeable or otherwise exercisable for shares, with or without pre-emptive subscription rights, will be limited to
            (euro)1 billion. These authorizations are being sought for a period of twenty-six months.

            Employee savings plans

            In accordance with the provisions of the law on employee savings plans, in the seventeenth resolution we are seeking an authorization to carry out employee share issues in connection with a company or group savings plan. Shareholders will be required to waive their pre-emptive right to subscribe to any such issues.

|_||_||_|   Summary of the resolutions

            Amendments to the bylaws

            (resolutions 18 to 24)

            Shareholders are asked to approve certain amendments to the bylaws to reflect legislative changes, including the provisions of the August 1, 2003 Loi de Securite Financiere.

            The eighteenth resolution concerns article 11 of the bylaws dealing with share transfers. The revised text will require shareholders to notify the Company when they cross a disclosure threshold (in terms of both shares and voting rights) within five trading days as opposed to fifteen days currently.

            The nineteenth resolution concerns an amendment to the provisions of article 15 "Board of Directors" related to the number of Directors, designed to extend the exceptions to the maximum number of Directors in the circumstances prescribed by law.

            The twentieth resolution concerns an amendment to article 17 "Powers of the Board of Directors" requiring the Chairman or the Chief Executive Officer to provide Directors with all the documents and information they need to fulfill their duties.

            The purpose of the twenty-first resolution is to align article 19 of the bylaws with the provisions of article L.225-51 of the Commercial Code by deleting the stipulation that the Chairman represents the Board of Directors.

            The twenty-second resolution amends article 20 of the bylaws to stipulate that the Statutory Auditors may be re-appointed subject to compliance with the law and that they must be invited to attend Board meetings held to approve the annual and interim financial statements of the Company and the Group.

            The twenty-third resolution concerns article 21 of the bylaws dealing with regulated agreements. The purpose of the amendment is to raise from 5% to 10% the percentage of voting rights held by shareholders above which agreements with the shareholders concerned are subject to the procedures applicable to regulated agreements, in accordance with article L.225-38 of the Commercial Code.

            The twenty-fourth resolution modifies the election of domicile, by eliminating the reference made to the Company's former registered office.

            The twenty-fifth resolution gives full powers to carry out all formalities required by the law.

Resolutions

(Translation from French for information purposes only)

1.    Ordinary resolutions

      First resolution

      (Approval of the financial statements of the Company for the year ended December 31, 2003)

      After considering the report of the Board of Directors for the year ended December 31, 2003 and the general report of the Statutory Auditors on their audit of the financial statements, the Shareholders' Meeting approves the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2003, as presented, as well as the transactions reflected therein.

      Second resolution

      (Approval of the consolidated financial statements of the Group for the year ended December 31, 2003)

      After considering the report of the Board of Directors for the year ended December 31, 2003 and the general report of the Statutory Auditors on their audit of the consolidated financial statements, the Shareholders' Meeting approves the report of the Board of Directors and the consolidated financial statements of the Group for the fiscal year ended December 31, 2003, as presented, as well as the transactions reflected therein.

      Third resolution

      (Approval of agreements governed by Article L.225-38 of the Commercial
      Code)

      After considering the Statutory Auditors' special report on agreements governed by article L.225-38 of the Commercial Code, the Shareholders' Meeting approves the new agreements set forth in this report and the ongoing agreements approved in prior years.

      Fourth resolution

      (Allocation of earnings for the current fiscal year)

      The Shareholders' Meeting, having noted that the financial statements for the year ended December 31, 2003, and approved by the Meeting, show a net loss of (euro)633,956,784.96, decides to allocate this loss to the retained earnings account, for (euro)46,547,049.84, and to the additional paid-in capital account for (euro)587,409,735.12.

      The Shareholders' Meeting, having noted that income available for distribution consists of:

      + Deduction from additional
        paid-in capital                                      (euro)14,796,000.00

      + Deduction from the special
        long-term capital gains reserve                         (euro)161,813.46

      Total                                                  (euro)14,957,813.46

      Decides to allocate this amount as follows:

      o     payment of a dividend of (euro)0.05 per
            share (excluding the avoir fiscal - tax          (euro)14,929,179.80
            credit) of which (euro)133,179.80 is
            paid out of the special long-term capital gains reserve

      o     payment of the precompte dividend equalization
            tax (corresponding to the capped amount payable      (euro)28,633.66
            case of distribution of the long-term capital gains reserve)

      o     allocation to retained earnings                           (euro)0,00

      Total                                                  (euro)14,957,813.46

      The total dividend includes (euro)161,813.46 paid out of the long-term capital gains reserve, corresponding to long-term capital gains originally taxed at 19%. The precompte dividend equalization tax is therefore limited to the amount of tax payable to raise the total tax rate to 33.33%, i.e.
      (euro)28,633.66, and the corresponding distributable dividend amounts to
      (euro)133,179.80.

      Accordingly, the dividend to be distributed for the fiscal year 2003 amounts to (euro)0.05 per share which may give rise to an avoir fiscal - tax credit for eligible shareholders at the rate prescribed by law.

      No dividend will be paid either on shares currently held in treasury stock or on shares that will be held in treasury stock at the date of the dividend payment. The dividend per share also takes into account the estimated 1,600 shares that may be issued prior to the date of the dividend payment as a result of the exercise by Snyder Communications Inc., prior to such date, of its options to convert SNC or Circle.com shares into Havas shares.


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            If the number of shares held in treasury stock prior to the date of the dividend payment or the number of shares to be issued prior to such date as explained above, is different from the Company's estimate, the amount paid out of the special long-term capital gains reserve will be adjusted, leading to a corresponding adjustment of the precompte dividend equalization tax.

            The dividend will be paid on June 17, 2004.

            The Shareholders' Meeting notes that, over the last three years, the dividend distributed, the corresponding avoir fiscal (tax credit) and the total income per share were as follows (in euros per share, adjusted for the 20-for-1 stock-split):

            Year           Net dividend         Tax credit     Total income
                                                                  per share
            --------------------------------------------------------------------
            2000                   0.17              0.085            0.255
            2001                   0.17              0.085            0.255
            2002                   0.09              0.045            0.135
            --------------------------------------------------------------------

            Fifth resolution

            (Directors' fees for 2004)

            The Shareholders' Meeting decides to set at (euro)900 thousand the total fees payable to the Board of Directors for the fiscal year 2004.

            The Meeting further decides that up to (euro)112 thousand of this fee will be paid in the form of existing share, allocated to each Director.

            The shares granted to Directors as payment for their fees will be valued at a price equal to the opening price quoted on the Premier marche of Euronext Paris on the effective date of their grant to said Directors. Directors will be prohibited from selling these shares during their term of office.

            Sixth resolution

            (Re-election as Director of Ed Eskandarian)

            The Shareholders' Meeting, noting that Ed Eskandarian's term of office as Director expires upon adjournment of this Meeting, decides to re-elect him for another three-year period, expiring upon adjournment of the Annual Share-holders' Meeting held to approve the financial statements for the year ending December 31, 2006.

            Mr. Eskandarian has indicated that he accepts this office and has confirmed that he complies with the conditions and obligations set out in applicable law and regulations.

            Seventh resolution

            (Re-election as Director of Pierre Lescure)

            The Shareholders' Meeting, noting that Pierre Lescure's term of office as Director expires upon adjournment of this Meeting, decides to re-elect him for another three-year period, expiring upon adjournment of the Annual Share-holders' Meeting held to approve the financial statements for the year ending December 31, 2006.

            Mr. Lescure has indicated that he accepts this office and has confirmed that he complies with the conditions and obligations set out in applicable law and regulations.

            Eighth resolution

            (Re-election as Director of Leopoldo Rodes Castane)

            The Shareholders' Meeting, noting that Leopoldo Rodes Castane's term of office as Director expires upon adjournment of this Meeting, decides to re-elect him for another three-year period, expiring upon adjournment of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2006. Mr. Rodes Castane has indicated that he accepts this office and has confirmed that he complies with the conditions and obligations set out in applicable law and regulations.

            Ninth resolution

            (Re-election as Director of Patrick Soulard)

            The Shareholders' Meeting, noting that Patrick Soulard's term of office as Director expires upon adjournment of this Meeting, decides to re-elect him for another three-year period, expiring upon adjournment of the Annual Share-holders' Meeting held to approve the financial statements for the year ending December 31, 2006.

            Mr. Soulard has indicated that he accepts this office and has confirmed that he complies with the conditions and obligations set out in applicable law and regulations.

            (1)   See report on share buyback program.


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            Tenth resolution

            (Re-election as Director of Societe Centrale Immobiliere et Fonciere
            - SOCIF)

            The Shareholders' Meeting, noting that the term of office as Director of Societe Centrale Immobiliere et Fonciere- SOCIF expires upon adjournment of this Meeting, decides to re-elect SOCIF for another three-year period, expiring upon adjournment of the Annual Shareholders' Meeting held to approve the financial statements for the year ending December 31, 2006.

            SOCIF's legal representative has indicated that SOCIF accepts this office and complies with the conditions and obligations set out in the applicable law and regulations.

            Eleventh resolution

            (Decision not to replace Juan March Delgado on the Board)

            The Shareholders' Meeting, noting that the term of office as Director of Juan March Delgado expires upon adjournment of this Meeting, notes that Mr. March Delgado is not standing for re-election and decides not to elect a new Director to replace him.

            Twelfth resolution

            (Authorization given to the Board of Directors to buy back the Company's shares)

            After considering the report of the Board of Directors and the prospectus bearing the visa of the Autorite des Marches Financiers, the Shareholders' Meeting authorizes the Board of Directors, in accordance with the provisions of article L.225-209 of the Commercial Code, to buy back the Company's shares.

            The Shareholders' Meeting decides that share buybacks will be carried out, in declining order of priority:

            o to make purchases and sales depending on the market situations;

            o to stabilize the share price by systematically trading against the market;

            o to deliver shares in payment or exchange or otherwise for shares of another company, in connection with acquisitions carried out by Havas or a company controlled by Havas within the meaning of article L.233-3 of the Commercial Code;

            o to implement one or several stock option plans governed by articles L.225-177 et seq. of the Commercial Code;

            o to make stock awards to employees of the Company and/or the Group, under a statutory profit-sharing scheme or any corporate savings plan, as provided for by law including articles L.443-1 et seq. of the Labor Code;

            o to deliver shares upon the exercise of rights attached to securities giving right to shares of the Company, either by means of a redemption, conversion, or exchange, upon showing a warrant or otherwise;

            o to allocate such shares to Directors as payment for their fees;

            o to implement an asset/liability and financial management policy, according to which such shares may be held as treasury stock, sold or, more generally, transferred as a pledge in connection with a sale agreement;

            o to cancel the shares bought back, in whole or in part, provided the Extraordinary Shareholders' Meeting adopts the thirteenth resolution hereafter as set forth therein.

            These share buybacks are subject to the following restrictions:

            o the number of shares bought back during the period covered by the buyback program shall not represent more than 10% of the share capital of the Company;

            o the number of Havas shares held by the Company shall not, at any given time, exceed 10% of the share capital of the Company.

            The shares may be purchased, sold or transferred at any time (including while a tender offer is pending) and by any method, on the stock market or over-the-counter, including:

            o through block purchases or sales, without any limitation on the proportion of the program that may be carried out through this method;

            o through the use of options or other derivative instruments traded on a regulated market or over-the-counter;

            o by issuing warrants or other securities convertible, exchangeable, redeemable or otherwise exercisable for Havas shares held by the Company.


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            The price paid for shares bought back pursuant to this resolution may not exceed (euro)9 per share or, if payment is made in foreign currency, the equivalent of this amount on the transaction date. This maximum price will apply only to share buybacks decided as from the date of this Meeting and not to forward transactions entered into under an earlier shareholder authorization according to which shares would be bought back after the date of this Meeting. Shares purchased under this authorization and earlier shareholders' authorizations may not be resold on the market for a price of less than (euro)1 per share or, if payment is received in foreign currency, the equivalent of this amount on the transaction date.

            Notwithstanding the foregoing, if the Company uses any of the options available under the third paragraph of article L.225-209 of the Commercial Code, the minimum sale price will be determined in accordance with the legal provisions applicable at that time. In addition, the minimum sale price will not apply to shares delivered as payment or exchange for shares of another company in the context of an acquisition, or to shares delivered to Directors as payment of their fees.

            The share buybacks carried out under this authorization may not exceed a global amount of (euro)209 million.

            This authorization supersedes all earlier authorizations given to the Board of Directors to buy back the Company's shares. It is given for a period of eighteen months commencing on the date of this Meeting.

            In the case of an increase or decrease in the par value of the Company's shares, a capital increase paid up by capitalizing reserves, a bonus share issuance, a stock-split or reverse stock-split, a distribution of reserves or any other assets, a partial capital redemption or any other transaction affecting the amount of the shareholders' equity, the Shareholders' Meeting gives full powers to the Board of Directors to adjust the above maximum purchase price and minimum sale price to take into account the impact of such transaction on the value of the shares. These prices will be adjusted by a coefficient equal to the ratio between the number of shares representing the share capital before the operation and the number of shares representing the share capital after the operation.

            The Shareholders' Meeting gives full powers to the Board of Directors, including the option to subdelegate as provided by law, to decide upon and implement this authorization, to specify, if necessary the terms and set, with the option to delegate as provided by law, the conditions of the enforcement of the buyback program, including responsibility for placing any and all buy and sell orders, entering into any and all agreements for the keeping of a register of share purchases and sales, making any and all filing formalities with the Autorite des Marches Financiers or any regulatory body that may be substituted to it, carrying out any and all other formalities and generally doing whatever is necessary.


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2.    Extraordinary resolutions

      Thirteenth resolution

      (Authorization given to the Board of Directors to reduce the capital by canceling shares held in treasury stock)

      After considering the report of the Board of Directors and the Statutory Auditors' special report, the Shareholders' Meeting authorizes the Board of Directors to reduce the Company's share capital on one or several occasions by amounts to be decided at the Board's discretion, by canceling shares held in treasury stock, subject to the conditions and limitations provided in articles L.225-209 et seq. of the Commercial Code.

      The number of shares that may be canceled by the Company under this authorization during any twenty-four month period may not exceed ten percent (10%) of the total number of shares forming the share capital, provided however, that this limit will be determined on the basis of an amount of share capital that may be adjusted, if necessary, to take into account any corporate actions that will affect the amount of share capital after this Meeting.

      This authorization supersedes from this date the unused portion of any earlier authorization given to the Board of Directors to reduce the share capital by canceling shares held in treasury stock. It is given for a period of twenty-six months commencing on the date of this Meeting.

      The Shareholders' Meeting gives full powers to the Board of Directors, with the option to sub-delegate, to implement any decision made under this authorization to cancel shares and reduce the share capital, amend the bylaws accordingly and carry out any and all formalities.

      Fourteenth resolution

      (Authorization given to the Board of Directors to increase the share capital by issuing shares and/or other securities giving right, either immediately or on a deferred basis to the company's equity, without suppressing the preemptive subscription rights of existing shareholders)

      After considering the report of the Board of Directors and the Statutory Auditors' special report, and in accordance with article L.225-129-III of the Commercial Code, including paragraph 3 thereof, the Shareholders'
      Meeting:

      1 - Gives to the Board of Directors all necessary powers to increase the Company's share capital, on one or several occasions, either in France or abroad, in an amount and according to such timing as it may deem appropriate, either in euros or in any other currency or monetary unit determined by reference to a basket of currencies, by means of an issuance of shares or other securities, including stand-alone warrants which may be issued with or without consideration, and giving right either immediately or on a deferred basis, at any time or at a fixed date, to new or existing shares of the Company by means of a subscription, conversion, exchange, redemption, or upon showing of a warrant or otherwise (bonds with stock warrants, convertible bonds and exchangeable bonds governed, respectively, by articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the Commercial Code are included in these securities). This authorization does not include, however, the issuance of preferred voting or non-voting stock or investment certificates.

            The shares and the other securities may be paid up either in cash or by means of a set-off between the subscription price and an ascertainable claim held against the Company, for all or part of the amount, by capitalizing reserves, income or additional paid-in capital.


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      2 -   Decides that the following limits will apply to the aggregate amounts of the issuances that may be decided by the Board of Directors pursuant to this authorization:

            o the maximum nominal amount of all capital increases that may be realized either immediately or on a deferred basis pursuant to this authorization may not exceed the aggregate amount of
                  (euro)60 million. The maximum aggregate nominal amount of all capital increases that may be realized pursuant to this authorization and the authorizations provided in the fifteenth and sixteenth resolutions of this Meeting is also (euro)60 million;

            o this limit does not include the par value of any shares to be issued, if any new financial transactions are decided, to protect the rights of holders of securities giving right to shares of the Company on a deferred basis;

            o the maximum nominal amount of debt securities that may be redeemed, exchanged or converted into equity may not exceed, the aggregate amount of (euro)1 billion, or, in the case of issuances denominated in foreign currency or in any monetary unit determined by reference to a basket of currencies, the equivalent of this amount as determined on the date of issuance. The nominal amount of the debt securities issued pursuant to the fifteenth resolution of this Meeting shall be deducted from this aggregate amount.

      3 - Decides that this authorization is granted for the period specified in article L.225-129-III of the Commercial Code, i.e., on this date twenty-six months, commencing on the date of this Meeting.

      4 -   If the Board of Directors uses this Authorization:

            o decides that the issuance or issuances will be first offered to existing shareholders, who may subscribe to the shares or other securities in proportion to the number of shares that they then hold;

            o gives the Board of Directors the option to offer shareholders a pre-emptive right to subscribe for any shares or securities not taken up by other shareholders;

            o acknowledges that this authorization may require, as a matter of law, that existing shareholders waive, to the benefit of the holders of such securities, their preemptive subscription rights attached to the shares to which the issued securities give right either immediately or on a deferred basis;

            o decides to suppress the shareholders' preemptive subscription rights attached to the shares issued following a conversion of bonds or the exercise of stand-alone warrants;

            o decides that, in the context of an issuance of shares or other securities, if the exercise by shareholders of their preemptive subscription rights pursuant to the first two paragraphs above does not cover the full amount of the subscription, the Board of Directors may use, as provided by law and in the order it may freely determine, either or all of the following options:

            - limit the issuance to the amount of the subscriptions it received, provided however that this amount is at least equal to of the amount initially fixed for the issuance;

            - freely allocate all or part of the shares or other securities, as the case may be, the issuance of which was initially decided but not subscribed for in full;

            - place in the public, by means of a public offering, all or part of the shares or securities, as the case may be, on the French market and/or a foreign market and/or the international market;

            o decides that any issuance of stock warrants by the Company may be made either by means of a subscription in cash or by means of an allocation without consideration among the holders of existing shares;

            o decides that, in case of an allocation without consideration of stand-alone warrants, the Board of Directors may decide that any rights to fractions of shares will be non-transferable and that corresponding warrants shall be sold.

      5 - Decides that the Board of Directors shall have full powers, including the power to subdelegate as provided by law, to implement this authorization and, in particular to:

            o     determine the category of securities to be issued;

            o decide the amount of each issuance, the issuance price and as the case may be, the issuance premium;

            o set the dates and terms of each issuance, as well as the type and characteristics of the securities. In addition, in the case of bonds or other debt securities, the Board may decide to issue senior debt or subordinated debt (in which case the Board shall determine their ranking for repayment purposes in accordance with article L.228-97 of the Commercial Code), set


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                  the interest rate (which may be fixed or floating or indexed to a benchmark rate or take the form of a zero coupon), the maturity (dated or undated) and the other conditions of the issuance (including whether the issuance is secured or unsecured) and redemption (including whether they shall be redeemed against assets of the Company). The Board may also decide to attach warrants to the debt securities, conferring rights to acquire or subscribe to bonds or other debt securities or take the form of complex bonds, as defined by the securities regulator (for example, due to their redemption or interest terms or other rights, such as indexation clauses, or the existence of embedded options). Lastly, throughout the entire life of the securities, the Board may modify the terms and conditions referred to above, provided that the applicable formalities are carried out;

            o decide on the method by which the shares or the other securities will be issued either immediately or on a deferred basis;

            o determine, if necessary, the conditions of exercise of any rights attached to the shares or securities to be issued, including the date, which may be retroactive, on which the new shares will carry a right to dividends, the terms of exercise of any conversion, exchange or redemption rights, including by means of an exchange for assets such as shares or other securities already issued by the Company, as well as any and all other terms and conditions of the issuance;

            o determine the terms pursuant to which the Company may, as the case may be, buy back or exchange the shares and other securities already issued or to be issued immediately or on a deferred basis on the market, at any time or during fixed periods, in order to cancel them or for other purposes, taking into account any applicable law provisions;

            o provide for a possible suspension of the right to exercise any rights attached to the securities, for a maximum period of three months;

            o on its sole initiative, charge the costs related to the share issuance on the amount of the related premium and deduct from this premium the amount necessary to increase the legal reserve to one-tenth of the new share capital following each capital increase;

            o make all necessary adjustments in accordance with the applicable legal, regulatory or contractual provisions, in order to take into account the effect of any transactions affecting the Company's share capital, including any change in the par value of the shares, any capital increase paid up by capitalizing reserves, any bonus share issuance, any stock-split or reverse stock-split, any distribution of reserves or of any other assets, any redemption of the share capital, or any other transaction affecting the shareholders' equity, and to determine the method by which the rights of the holders of securities carrying future rights to the Company's equity will be protected, if necessary;

            o record the realization of each capital increase and make the correlative amendments to the bylaws;

            o and more generally, enter into any and all underwriting and other agreements, take any and all measures and carry out any and all formalities in connection with the issuance, the quotation and the servicing of the securities issued pursuant to this authorization, as well as the exercise of the rights attached to such securities.

      6 - Acknowledges that this authorization supersedes from this date the unused portion of any earlier authorization to issue shares and other securities giving right, either immediately or on a deferred basis to the Company's equity, without suppressing the preemptive subscription rights of existing shareholders.

      7 - Acknowledges that, if the Board of Directors uses the authorization granted by this resolution, it shall report to the next Annual Shareholders' Meeting, as provided by article L.225-129, V, paragraph 3, of the Commercial Code, on the use of any of the powers granted by this resolution.


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|_||_||_|   Resolutions

            Fifteenth resolution

            (Authorization given to the Board of Directors to increase the share capital by issuing shares and/or securities giving right, either immediately or on a deferred basis to the company's equity, without preserving the preemptive subscription rights of existing shareholders)

            After considering the report of the Board of Directors and the Statutory Auditors' special report, and in accordance with article L.225-129-III of the Commercial Code, including paragraph 3 thereof, as well as article L.225-148 of the Code, the Shareholders' Meeting:

            1 - Gives to the Board of Directors all necessary powers to increase the Company's share capital on one or several occasions, in such amounts and timing as it may deem appropriate, in France or abroad, through a public offering, drawn up in euros or in another currency or monetary unit determined by reference to a basket of currencies, with or without consideration, by means of an issuance of shares or other securities, including stand-alone stock warrants, giving right, either immediately or on a deferred basis, at any time or on a fixed date, to new or existing shares following the subscription conversion, exchange, or redemption or upon showing of a warrant or otherwise (bonds with stock warrants, convertible bonds and exchangeable bonds governed by article
                  L. 225-150 et seq., L. 225-161 et seq. and L. 225-168 et seq.
                  of the Commercial Code respectively are included in these securities). Are excluded from such securities, however, all preferred voting or non-voting stock and investment certificates.

                  The shares or securities may be paid up either in cash or by means of a set-off between the subscription price and an ascertainable claim held against the Company or - for all or part of the amount - by capitalizing reserves, income or additional paid-in capital.

                  In particular, the securities may be issued in payment for securities tendered to the Company in connection with an offre publique d'echange (OPE) or similar transaction carried out in France or abroad pursuant to local law (e.g., reverse merger), involving securities fulfilling the conditions set forth in article L.225-148 of the Commercial Code.

            2 - Decides that the following limits will apply to the aggregate amounts of the issuances that may be decided by the Board of Directors pursuant to this authorization:

                  o the maximum nominal amount of all capital increases that may be realized either immediately or on a deferred basis pursuant to this authorization may not exceed the aggregate amount of (euro)24 million. Such aggregate maximum nominal amount of (euro)24 million set for capital increases carried out pursuant to this resolution shall be deducted from the aggregate maximum amount of (euro)60 million that applies to all capital increases realized pursuant to this authorization and the authorizations provided in the fourteenth and sixteenth resolutions of this Meeting;

                  o this limit does not include the par value of any shares to be issued, if any new financial transactions are decided, to protect the rights of holders of securities giving right on a deferred basis to shares of the Company;

                  o the maximum aggregate nominal amount of debt securities that may be redeemed, exchanged or converted into equity may not exceed an aggregate amount of (euro)1 billion, or, in the case of issuances denominated in foreign currency or in any monetary unit determined by reference to a basket of currencies, the equivalent of this amount as determined on the date of issuance. The nominal amount of the debt securities issued pursuant to the fourteenth resolution of this Meeting shall be deducted from this aggregate amount.

            3 - Decides that this authorization is granted for the period specified in article L.225-129-III of the Commercial Code, i.e., on this date twenty-six months, commencing on the date of this Meeting.

            4 - Decides to suppress the shareholders' pre-emptive rights to subscribe to securities issued pursuant to this authorization, provided however that the Board of Directors may decide to grant shareholders, during such period and in such conditions as it may deem appropriate, for all or part of a given issuance, a non-transferable priority subscription right that will be exercisable in proportion to the number of shares held by each shareholder. In addition to this priority subscription


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                  right, shareholders may also be given a priority right to
                  subscribe to any securities not taken up by other shareholders. The securities composing the issuance that are not subscribed by the shareholders will then be placed, by means of a public placement, in France and/or abroad and/or on the international market.

            5 - Decides that, if all subscriptions received, including those of the shareholders, if applicable, do not cover the full amount of the issuance, the Board may limit the amount of the issuance to the amount of the subscriptions it received, provided however that this amount is at least equal to the amount initially fixed for the issuance.

            6 - Acknowledges that this authorization requires, as a matter of law, that existing shareholders expressly waive, to the benefit of the holders of the issued securities, their preemptive rights to subscribe to the securities embedded in the issued securities.

            7 - Decides to suppress the shareholders' preemptive subscription rights attached to the shares issued following a conversion of bonds or the exercise of stand-alone warrants.

            8 - Decides that, in accordance with article L.225-136 paragraph 2 of the Commercial Code:

                  o the issuance price of the shares issued directly pursuant to this authorization shall be at least equal to the average of the opening prices quoted for existing shares on the Premier marche of Euronext Paris over ten consecutive trading days selected among the twenty trading days preceding the opening of the issuance period, as adjusted for any difference that may exist between the dates on which the shares entail a right to dividends;

                  o the issuance price of securities (including stand-alone warrants) other than shares shall be determined in such a way that the amount received immediately by the Company plus any amount received at a future date, for each share issued on redemption, conversion, exchange or exercise of the securities, is at least equal to the adjusted average of the share prices, as defined in the sub-paragraph above;

                  o the conversion, redemption or transformation by any other means into shares of each convertible, redeemable or otherwise transformable bond shall result, based on the nominal amount of the bond, in such a number of shares as to allow the Company to receive, for each share, an amount that is at least equal to the adjusted average of the share prices, as defined in the first sub-paragraph of this paragraph 8;

                  o In the event of any amendment to article L.225-136 paragraph 2 of the Commercial Code, the above provisions will be considered as superseded by the new applicable law provisions.

            9 - Decides that the Board of Directors shall have full powers, including the power to subdelegate as provided by law, to implement this authorization and, in particular to:

                  o     determine the category of securities to be issued;

                  o decide the amount of each issuance, the issuance price and as the case may be, the issuance premium;

                  o set the dates and terms of each issuance, as well as the type and characteristics of the securities. In addition, in the case of bonds or other debt securities, the Board may decide to issue senior debt or subordinated debt (in which case the Board shall determine their ranking for repayment purposes in accordance with article L.228-97 of the Commercial Code), set the interest rate (which may be fixed or floating or indexed to a benchmark rate or take the form of a zero coupon), the maturity (dated or undated) and the other conditions of the issuance (including whether the issuance is secured or unsecured) and redemption (including whether they shall be redeemed against assets of the Company). The Board may also decide to attach warrants to the debt securities, conferring rights to acquire or subscribe to bonds or other debt securities or take the form of complex bonds, as defined by the securities regulator (for example, due to their redemption or interest terms or other rights, such as indexation clauses, or the existence of embedded options). Lastly, throughout the entire life of the securities, the Board may modify the terms and conditions referred to above, provided that the applicable formalities are carried out;


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|_||_||_|   Resolutions

                  o decide on the method by which the shares or the other securities will be issued either immediately or on a deferred basis;

                  o determine, if necessary, the conditions of exercise of any rights attached to the shares or securities to be issued, including the date, which may be retroactive, on which the new shares will carry a right to a dividend, the terms of exercise of any conversion, exchange or redemption rights, including by means of an exchange for assets such as shares or other securities already issued by the Company, as well as any and all other terms and conditions of the issuance;

                  o determine the terms pursuant to which the Company may, as the case may be, buy back or exchange the shares and other securities already issued or to be issued immediately or on a deferred basis on the market, at any time or during fixed periods, in order to cancel them or for other purposes, taking into account any applicable law provisions;

                  o provide for a possible suspension of the right to exercise any rights attached to the securities, for a maximum period of three months;

                  o more particularly, in the case of an issuance of securities in payment of securities of another company tendered under an offre publique d'echange (OPE), draw up the list of securities tendered to the offer, fix the terms and conditions of issuance, the exchange ratio, as well as, if applicable, the amount of any cash payment, and determine the terms of issuance in connection with a stock-for-stock offer, an alternative cash or stock offer, a combined cash and stock offer, a cash offer with a stock alternative, a stock offer with a cash alternative or any other form of offer made in accordance with the applicable laws and regulations;

                  o on its sole initiative, charge the costs related to the share issuance on the amount of the related premium and deduct from this premium the amount necessary to increase the legal reserve to one-tenth of the new share capital following each capital increase;

                  o make all necessary adjustments in accordance with the applicable legal, regulatory or contractual provisions, in order to take into account the effect of any transactions affecting the Company's share capital, including any change in the par value of the shares, any capital increase paid up by capitalizing reserves, any bonus share issuance, any stock-split or reverse stock-split, any distribution of reserves or of any other assets, any redemption of the share capital, or any other transaction affecting the shareholders' equity, and to determine the method by which the rights of the holders of securities carrying future rights to the Company's equity will be protected, if necessary;

                  o record the realization of each capital increase and make the correlative amendments to the bylaws;

                  o and more generally, enter into any and all underwriting and other agreements, take any and all measures and carry out any and all formalities in connection with the issuance, the quotation and the servicing of the securities issued pursuant to this authorization, as well as the exercise of the rights attached to such securities.

            10 - Acknowledges that this authorization supersedes from this date the unused portion of any earlier authorization to issue shares and other securities giving right, either immediately or on a deferred basis to the Company's equity, without preserving the preemptive subscription rights of existing shareholders.

            11 - Acknowledges that, if the Board of Directors uses the authorization granted by this resolution, it shall report to the next Annual Shareholders' Meeting, as provided by article L.225-129, V, paragraph 3, of the Commercial Code, on the use of any of the powers granted by this resolution.

            Sixteenth resolution

            (Authorization given to the Board of Directors to issue shares to be paid up by capitalizing additional paid-in capital, reserves, income or other capitalizable amounts

            The Shareholders' Meeting, voting in accordance with the quorum and majority voting rules applicable to ordinary meetings, having considered the report of the Board of Directors, and in accordance with article L.225-129-II of the Commercial Code:

            1 - Gives to the Board of Directors all necessary powers to increase the Company's share capital, on one or several occasions, in an amount and according to such timing as it may deem appropriate, by capitalizing additional paid-in capital, reserves, income or other amounts that may be capitalized as authorized by law and the Company's bylaws, through an issuance of bonus shares and/or by means of an increase of the existing shares' par value.

                  The maximum aggregate nominal amount of the capital increases that may be realized pursuant to this authorization is
                  (euro)60 million. The maximum aggregate nominal amount of all capital increases that may be realized pursuant to this authorization and the authorizations provided by the fourteenth and fifteenth resolutions of this Meeting is also
                  (euro)60 million.

            2 - Decides that the Board of Directors shall have full powers, including the power to subdelegate as provided by law, to implement this authorization and, in particular to:

                  o decide the amount and nature of the sums to be capitalized, to determine the number of new shares to be issued and/or the amount by which the par value of existing shares is to be increased, to set the date, which may be retroactive, from which the new shares will carry dividend rights or the effective date of the increase of the existing shares' par value;

                  o     in case of a bonus share issuance, to decide:

                  - that, as an exception to the provisions of article L.225-149 of the Commercial Code, rights to fractions of shares will be non-transferable and that the corresponding shares will be sold, the proceeds from such sale shall be allocated among the holders of the rights no later than thirty days after the date on which the whole number of shares is recorded in their account;

                  - all necessary adjustments in accordance with applicable law and regulatory provisions;

                  - to record the realization of each capital increase and make the correlative amendments to the bylaws;

                  - and, more generally, enter into any and all agreements, take any and all measures and carry out any and all formalities related to the issuance, the quotation and the servicing of the shares issued pursuant to this authorization and the exercise of the rights attached thereto.

            3 - Decides that this authorization supersedes from this date the unused portion of any earlier authorization given to the Board of Directors to increase the capital by capitalizing additional paid-in capital, reserves, income and other capitalizable amounts. It is given for a period of twenty-six months from the date of this Meeting.

            Seventeenth resolution

            (Authorization given to the Board of Directors to carry out an employee share issuance with an express waiver by the Company's shareholders' of their pre-emptive subscription rights to the benefit of such employees)

            After considering the report of the Board of Directors and the Statutory Auditors' special report, and in accordance with articles L.225-129-VII and L.225-138 of the Commercial Code and articles L.443-1 et seq. of the Labor Code, the Shareholders' Meeting:

            1 - Gives to the Board of Directors all necessary powers to increase the Company's share capital, on one or several occasions, by a maximum aggregate nominal amount of (euro)2 million, by issuing shares the subscription of which shall be reserved to employees, employees on early retirement and retired employees of the Company and French and foreign companies that are related to the Company within the meaning provided by law, as soon as these individuals are members of a savings plan of the Company or of the Group as set up by one of the companies of the Group.

                  o Indicates that this authorization shall be valid for a period of five years commencing on the date of this Meeting.


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|_||_||_|   Resolutions

                  o Decides that the issuance price of the new shares may not be more than the average of the opening prices quoted for Havas shares on the Premier marche of Euronext Paris over the twenty trading days that precede the date of the decision fixing the opening date of the subscription period, or less than 80% of this average, for members of a company savings plan, or less than 70% of this average when the minimum share holding period, as determined in accordance with article L.443-6 of the Labor Code, is at least ten years.

                  o Authorizes the Board of Directors to use the authorization granted to it pursuant to the twelfth resolution of this Meeting to award bonus shares to employees, employees on early retirement and retired employees of the Company, in addition to the shares to be paid up in cash. In this case, the total benefit represented by the bonus shares and by the difference between the subscription price and the average share price referred to above may not exceed the benefit that members of the savings plan would have received if the shares had been offered at a 20% discount for members of a company savings plan or at a 30% discount when such members have held the shares for a minimum holding period of at least ten years, as determined in accordance with article L.443-6 of the Labor Code.

                  o Decides to cancel to the benefit of the Company's employees the shareholders' preemptive subscription rights attached to the shares that shall be issued pursuant to this authorization, together with the right to any bonus shares issued pursuant to this authorization.

            2 - Decides that the Board of Directors shall have full powers, including the power to subdelegate as provided by law, to implement this authorization in the conditions and within the limitations set forth above, and in particular to:

                  o determine, in the conditions set forth by law, the list of companies whose employees, employees on early retirement and retired employees shall be eligible to subscribe for the shares issued pursuant to this resolution and benefit from any bonus shares, if applicable;

                  o decide that the subscription to such shares may be made directly or through a collective investment fund;

                  o determine the conditions of seniority and other conditions to be fulfilled by employees, employees on early retirement and retired employees to be entitled to subscribe for such shares;

                  o determine the opening and closing dates of the subscription period;

                  o decide the amounts of the issuances to be carried out pursuant to this authorization and determine in particular the issuance price, the issuance dates, the subscription period, the terms and conditions for the subscription, payment and delivery of the shares and the date on which the shares will carry dividend rights, which may be retroactive, all within the limits prescribed by the applicable laws and regulations;

                  o in the case of a bonus share issuance, determine the number of shares to be issued, the number of shares to be allotted to each recipient, and set the dates, subscription periods and conditions of the allotment of such shares, all within the limits prescribed by the applicable laws and regulations, and decide, in particular, to either replace all or part of the discount referred to above by an allotment of such bonus shares, and/or set off the value of these bonus shares against the total matching payment to be made by the Company;

                  o record the realization of all capital increases resulting from such issuances in an amount equal to the shares subscribed hereunder and make the correlative amendments to the bylaws;

                  o charge the costs related to the share issuances, as the case may be, on the amount of the related premiums and deduct from these premiums the amount necessary to increase the legal reserve to one-tenth of the new share capital following each capital increase;

                  o and, more generally, enter into any and all agreements to successfully carry out such planned issuances, take any and all measures necessary and carry out any and all formalities related to the issuance, the quotation and the servicing of the shares issued pursuant to this authorization and the exercise of the rights attached thereto.

            3 - Decides that this authorization supersedes from this date the unused portion of any earlier authorization given to the Board of Directors to increase the capital by issuing shares reserved to members of a corporate savings plan, with express waiver by existing shareholders of their pre-emptive subscription rights attached to such shares for the benefit of such members.

            Eighteenth resolution

            (Amendment of Article 11 of the bylaws -
            Transfer of shares)

            The Shareholders' Meeting decides to modify article 11 of the bylaws to reflect the provisions of articles L.233-7 et seq. of the Commercial Code and consequently amend the text of this article to read as follows:

            Article 11: Transfer of shares

            "Shares are transferred by means of a transfer order from one shareholder's account to another.

            In accordance with articles L.233-7 et seq. of the Commercial Code, any individual or legal entity, acting alone or in concert with other parties, who increases or reduces his, her or its interest to above or below one of the disclosure thresholds provided for in these articles, is required to disclose to the Company the total number of shares and the total number of voting rights held in the Company, within five trading days after the disclosure threshold is crossed. The same disclosure formalities must be carried out with the Autorite des Marches Financiers in accordance with the said Articles.

            In the event of a failure to comply with this disclosure requirement, the shareholder will be deprived of the voting rights attached to the shares held in excess of said threshold, under the conditions and within the limitations set forth in the Commercial Code.

            In addition, any individual or legal entity that holds or acquires, directly or indirectly through any companies that it controls within the meaning of article L.233-3 of the Commercial Code, at least 2% of the capital or voting rights, is required to disclose to the Company, by registered mail with return receipt requested sent to the Company's head office, the total number of shares and voting rights held, within five trading days of the date on which the disclosure threshold is crossed.

            The same disclosure formalities must be carried out when each disclosure threshold representing a multiple of 2% of the capital or voting rights is crossed in either direction.

            In the event of a failure to comply with either of the disclosure requirements stipulated above, the shareholder will be deprived of the voting rights attached to the shares held in excess of said threshold if one or several shareholders owning at least 2% of the Company's issued share capital, so requests and under the conditions and within the limitations set forth in the Commercial Code.

            The Company may, at any time, request from the share clearing organization, in accordance with article L.228-2 of the Commercial Code, information about the identity of holders of shares and securities carrying future rights to vote at the Company's Shareholders' Meetings, as well as the number of securities held by each such holder and details on any restrictions that may apply to such securities, if any."

            Nineteenth resolution

            (Amendment of Article 15 of the bylaws -
            Board of Directors)

            The Shareholders' Meeting decides to modify the first paragraph of article 15 of the bylaws to reflect the new law, and consequently amend this paragraph to read as follows:

            Article 15: Board of Directors

            "The Company is administered by a Board of Directors, which shall be composed of at least three but less than eighteen members, subject to the exceptions provided for by law."

            Twentieth resolution

            (Amendment of Article 17 of the bylaws -
            Powers of the Board of Directors)

            The Shareholders' Meeting decides to modify the third paragraph of article 17 of the bylaws to reflect the new law provisions and consequently amend this paragraph to read as follows:

            Article 17: Powers of the Board of Directors 3rd pararaph:

            "The Board of Directors performs all controls and verifications it deems necessary. The Chairman or the Chief Executive Officer of the Company is required to give to each Director all the documents and information necessary to allow the Director to fulfill his or her duties."

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|_||_||_|   Resolutions

            Twenty-first resolution

            (Amendment of Article 19 of the bylaws -
            Chairman and Chief Executive Officer)

            The Shareholders' Meeting decides to modify the second paragraph of article 19 of the bylaws to reflect the new law provisions and consequently amend this paragraph to read as follows:

            Article 19: Chairman and Chief Executive Officer

            2nd paragraph:

            "The Chairman of the Board of Directors shall organize and supervise the work of the Board and shall report thereon to the Shareholders' Meeting. He or she is responsible for ensuring that the corporate bodies of the Company operate effectively and that the Directors are in a position to fulfill their duties."

            Twenty-second resolution

            (Amendment of Article 20 of the bylaws -
            Statutory Auditors)

            The Shareholders' Meeting decides to modify the third and sixth paragraphs of article 20 of the bylaws to reflect the new law provisions and consequently amend these paragraphs to read as follows:

            Article 20: Statutory Auditors

            3rd paragraph:

            "The Statutory Auditors may be re-appointed in the conditions set forth in applicable laws and regulations." 6th paragraph:

            "The Statutory Auditors are invited to attend the meetings of the Board of Directors during which the annual and the interim financial statements of the Company and the Group for the prior fiscal year are made up and all Shareholders' Meetings. They may also be invited to attend any other meetings of the Board of Directors. Invitations are sent by registered letter with return receipt requested.

            The Statutory Auditors' fees are determined based on the applicable regulations."

            Twenty-third resolution

            (Amendment of Article 21 of the bylaws -
            Regulated agreements)

            The Shareholders' Meeting decides to modify the first paragraph of article 21 of the bylaws to reflect the new law provisions and consequently amend this paragraph to read as follows:

            Article 21: Regulated agreements

            "As provided in article L.225-38 of the Commercial Code any and all agreements entered into directly or through a third party between the Company and its Chief Executive Officer, one of its Chief Operating Officers, one of its Directors, or any of its shareholders owning more than 10% of the voting rights or, in the case of corporate shareholders, the company that controls such shareholder, within the meaning of article L.233-3 of the Commercial Code, shall be, prior to its execution, authorized by the Board of Directors."

            Twenty-fourth resolution

            (Amendment of Article 38 of the by-laws - Disputes)

            Following the relocation of the Company's registered office, the Shareholders' Meeting decides to amend the first paragraph of article 38 of the bylaws as follows:

            Article 38

            "In connection with any disputes, any shareholder shall, for purposes of service of process, elect domicile at the Company's registered office and any and all notifications and summonses will be validly delivered to said domicile, regardless of the shareholder's actual domicile."

            Twenty-fifth resolution

            (Powers to carry out formalities)

            The Shareholders' Meeting gives full powers to the bearer of an extract or copy of the minutes of the Meeting to carry out any and all formalities required by law.

-----------

 Additional     Table of contents
information

-----------

      Information about the Company                                          144
      Company name
      Registered office
      Legal form
      Governing law
      Registration particulars
      Date of incorporation and duration
      Corporate purpose
      Consultation of legal documents
      Fiscal year
      Income appropriation and dividends
      General Shareholders' Meetings
      Disclosure thresholds
      Identification of shareholders
      Registrar

      Information about the Company's capital                                145
      Share capital at December 31, 2003
      Authorized, unissued capital
      Non-equity securities
      Share equivalents
      Changes in share capital

      Ownership structure                                                    149
      Shareholders
      Liens on shares
      Shareholder agreements

      Stock market information                                               150
      General information/Listing
      Convertible and/or exchangeable bonds
      ("OCEANE")
      Share and bond prices and trading volumes

      Dividends                                                              156
      Dividend policy over the last five years
      Statute of limitations for dividends

      Information about the Company's business                               156
      Role of the Company within the Group
      Organization of the Group
      Company's dependence
      Investment policy
      Market and competition
      Risks

      Corporate governance information                                       161
      Directors' interests
      Non-arm's length transactions involving
      Directors or shareholders holding over 10% of the voting rights
      Loans and guarantees to Directors of the Company
      Related party transactions

      Employee profit-sharing and
      incentive bonus schemes                                                162
      Profit-sharing scheme
      Incentive bonus scheme
      Stock option plans
      Snyder Communications, Inc. stock options on SNC and Circle.com shares
      Subsidiaries' stock option plans

      Statutory Auditors' Opinion                                            166

      Persons responsible for the Document
      de reference and the audit of the accounts                             167
      Person responsible for the Document
      de reference
      Statement by the person responsible
      for the Document de reference
      Information policy
      Auditors' opinion

      Recent events                                                          169

      Checklist from Autorite des Marches Financiers                         174

      History                                                                175

-----------

 Additional
information

-----------

      Information about the company

      Company name

      Havas

      Registered office

      2, allee de Longchamp - 92150 Suresnes

      Legal form

      Societe anonyme governed by Articles L. 210-1 et seq. of the Commercial Code.

      Governing law

      Laws of France

      Registration particulars

      335 480 265 RCS Nanterre

      Date of incorporation and duration

      In 1982, Havas was merged into a company set up on July 12, 1900. Havas's current business was launched in 1968 (see section presenting the Group). The Company will remain in existence until July 12, 2050. Its duration may be extended or it may be wound up prior to this date.

      Corporate purpose (Article 2 of the bylaws)

      The Company's purpose, in France and abroad, is to conduct the following activities:

      -     any and all forms of advertising and communications activities;

      -     any and all service activities;

      -     any and all production, sales and distribution activities;

      - the purchase, construction, fitting out and sale of any and all real estate;

      - the acquisition of interests in any and all companies and business ventures.

      Consultation of legal documents

      The Company's bylaws, financial statements and other reports and information available to shareholders can be consulted at the Company's registered office.

      Fiscal year

      The Company's fiscal year starts on January 1 and ends on December 31.

      Income appropriation and dividends

      The General Shareholders' Meeting is responsible for approving the financial statements and deciding on the appropriation of income. The principles governing the appropriation of income are as follows:

      1 - Shareholders are paid a non-cumulative first dividend equal to 5% of the paid-up amount on their shares.

      2 - All or part of the income remaining after the payment of this first dividend may be appropriated to any general or specific reserves, or to retained earnings.

      3 - Any balance remaining after these appropriations is paid to shareholders in the form of dividends.

      General Shareholders' Meetings

      General Shareholders' Meetings are called and conduct business in accordance with the law.

      All shareholders are entitled to participate in General Meetings, whatever the number of shares held.

      The bylaws do not provide for the granting of double voting rights.

      The provisions of the bylaws (article 25) concerning voting rights are as follows:

      "At all Ordinary and Special Shareholders' Meetings, all shares that are issued and outstanding - except for those shares held by or pledged to the Company - shall be taken into account for the purpose of calculating the quorum.

      Voting rights are unrestricted, except as specified by law, and are proportionate to the portion of share capital represented by each share, with each share carrying one vote.

      The voting right attached to each share is exercisable by the beneficial owner at Ordinary Meetings and by the non-beneficial owner at Special Meetings.

      Joint owners of shares shall be represented at General Meetings in accordance with article 12.

      Voting rights attached to shares lodged as collateral shall be exercised by the owner of the shares".

      Disclosure thresholds (article 11 of the bylaws) (on condition that the eighteenth resolution of the General Meeting of May 2004 is adopted)

      "Any person or entity that holds or comes to hold, directly or indirectly through a controlled entity within the meaning of article L. 233-3 of the Commercial Code, at least 2% of the Company's share capital or voting rights, or any multiple thereof, is required to disclose to the Company, within five stock exchange trading days after this threshold has been reached, by registered letter with return receipt requested, the total number of shares held.

      The same requirement applies whenever a holding is increased to 2% or more, or decreased to below 2%.

      In the case of failure to comply with these disclosure requirements, the undisclosed shares will be stripped of voting rights at the request of one or several shareholders together holding at least 2% of the capital, subject to the conditions and limits specified in the Commercial Code."

      Identification of shareholders

      The Company is entitled to obtain, at any time, from the organization responsible for clearing share transactions, details of the identity of shareholders entitled to vote at its General Meetings, the number of shares held by each such shareholder and any restrictions on the shares.

      Registrar

      Registrar services for registered shares are performed by the Company.

      The person responsible for registrar services is Jean-Francois Fondeur, who is based at the Company's headquarters. Registrar services for registered bonds are provided by Societe Generale, BP 81236, 44312 Nantes Cedex 3.

      Information about the company's capital

      Share capital at December 31, 2003

      At December 31, 2003, the Company's share capital amounted to
      (euro)122,478,663.60, divided into 306,196,659 shares of common stock with a par value of (euro)0.40, all fully paid-up. At March 31, 2004, the share capital amounted to (euro)122,483,765.60 divided into 306,209,414 shares with a par value of (euro)0.40. This latest increase in capital* will be validated at a forthcoming Board Meeting.

      Authorized, unissued capital

      Shareholder authorizations to increase the capital currently in force are summarized in paragraphs 1 and 2 below.

      1) AUTHORIZATIONS TO ISSUE SHARES AND SHARE EQUIVALENTS

      The General Shareholders' Meeting of May 21, 2003 gave the Board of Directors a 26-month authorization to:

      - increase the share capital by (euro)36 million by capitalizing retained earnings, income or additional paid-in capital;

      - issue shares and share equivalents, with or without pre-emptive subscription rights. Share equivalents issued under this authorization may not result in the Company taking on an amount of debt in excess of (euro)2 billion. The aggregate par value of shares issued under the authorization, either directly or on conversion, redemption or exercise of share equivalents, may not exceed (euro)36 million.

      This authorization, which replaced that given at the General Meeting of May 23, 2002, was not used in 2003.

      The General Meeting of May 21, 2003, refused the Board's request for authorization to issue, without preferential subscription right, shares giving access, immediately or at a later stage, to a portion of the capital.

      * 12,755 subscription options for Havas shares exercised during the first quarter of 2004.

|_||_||_|   Additional information

      2) Authorization to grant stock options

      The General Shareholders' Meeting of May 21, 2003 authorized the Board of Directors to grant stock options to selected employees and Executive Directors of the Company and its subsidiaries.

      Options granted under the authorization may not exceed 2.5% of the Company's issued share capital as of the date of grant. As at December 31, 2003, a total of 12,092,658 options were authorized but not granted, as follows:

      Number of options authorized but not granted

      (adjusted to options on shares with a par value of (euro)0.40)

                                                                          Number of options    Number of options  Options authorized
                                                                              authorized by      granted in 2003     but not granted
                                                                       shareholders in 2003
      ------------------------------------------------------------------------------------------------------------------------------
      At December 31, 2002

      Options not granted under the shareholder authorization
      of May 22, 2001 and May 23, 2002                                                                                     8,962,334
      ------------------------------------------------------------------------------------------------------------------------------
      Shareholder authorization given on May 21, 2003                             7,631,133
      ------------------------------------------------------------------------------------------------------------------------------
      Adjustment of the number of options authorized by
      shareholders on May 23, 2002, to take account of changes
      in issued capital in 2003                                                      24,441
      ------------------------------------------------------------------------------------------------------------------------------
      Options granted on March 24, 2003                                                                2,710,250
      ------------------------------------------------------------------------------------------------------------------------------
      Adjustment of the number of options following the distribution
      of reserves on June 18, 2003 (2002 dividend)                                  302,131              302,131
      ------------------------------------------------------------------------------------------------------------------------------
      Options granted on July 4, 2003                                                                    315,000
      ------------------------------------------------------------------------------------------------------------------------------
      Options granted on December 10, 2003                                                             1,500,000
      ------------------------------------------------------------------------------------------------------------------------------
      At December 31, 2003                                                                                                12,092,658
      ------------------------------------------------------------------------------------------------------------------------------

      Non-equity securities

      None.

      Share equivalents

      Following the distribution of reserves on June 18, 2003, corresponding to the 2001 dividend, the conversion ratio of the OCEANE bonds was adjusted, as well as the number of shares to be obtained on exercise of Havas stock options and the option exercise price.

      OCEANE BONDS

      In February 1999, December 2000 and May 2002, the Company issued OCEANE bonds convertible into new shares or exchangeable for existing shares. The characteristics of these issues are presented in the section "Share and bond prices and trading volumes", together with price and trading volume information.

      As of December 31, 2003, the following bonds were outstanding:

      - 453,957 OCEANE bonds issued in February 1999. These 453,957 bonds were reimbursed on January 1, 2004, the maturity date for this loan;

      - 26,184,277 OCEANE bonds issued in December 2000, convertible/exchangeable for 27,100,727 shares;

      - 41,860,465 OCEANE bonds issued in May 2002, convertible/exchangeable for 43,325,581 shares.

      HAVAS STOCK OPTIONS

      As of December 31, 2003, outstanding stock options granted to Executive Directors and employees of Havas and its subsidiaries were exercisable for 24,517,052 shares.

      OPTIONS ON SNC SHARES GRANTED BY SNYDER COMMUNICATIONS INC.

      Prior to its acquisition by Havas, Snyder Communications Inc. granted options on SNC shares to selected employees and Executive Directors of Snyder Communications Inc. and its subsidiaries. SNC shares acquired on exercise of these options are immediately swapped for Havas shares, on the basis of 1.3710 Havas shares for one SNC share. This parity was fixed by the Board of Directors on September 25, 2000. If all of the options outstanding at December 31, 2003 were to be exercised, this would result in the issuance of 3,191,594 Havas shares in exchange for SNC shares.

      OPTIONS ON CIRCLE.COM SHARES GRANTED BY SNYDER COMMUNICATIONS INC.

      Prior to its acquisition by Havas, Snyder Communications Inc. granted options on Circle.com shares to selected employees and Executive Directors of Snyder Communications Inc. and its subsidiaries. Circle.com shares acquired on exercise of these options are immediately swapped for Havas shares, on the basis of 0.0937 Havas shares for one Circle.com share. This parity was fixed by the Board of Directors on May 22, 2001. If all of the options outstanding at December 31, 2003 were to be exercised, this would result in the issuance of 106,341 Havas shares in exchange for Circle.com shares.

      HAVAS STOCK PURCHASE OPTIONS

      A total of 6,000,000 stock purchase options were granted to selected employees and Executive Directors of Havas and its subsidiaries. The number of options was adjusted to 6,135,158 to take account of the dilutive impact of the distribution of reserves on June 11, 2002 (2001 dividend), and adjusted to 6,217,896, following the distribution of reserves for the payment of the 2002 dividend on June 18, 2003. The Company holds 6,217,896 Havas shares for attribution on exercise of the options.

      The exercise of all outstanding stock options and the conversion of all outstanding OCEANE bonds would result in the issuance of 98,241,295 new shares, raising the number of shares issued and outstanding from 306,196,659 at December 31, 2003 to 404,437,954. The maximum potential dilution is therefore 32%.

      However, if Havas' Stock Exchange price reached (euro)13.71 (representing three times its December 31, 2003 price of (euro)4.57), some options would not be exercised, and some bonds would not be converted, and only 58,967,442 new shares would be created; in this scenario the maximum potential dilution would be 19%.

|_||_||_|   Additional information

            Changes in share capital

                                                              Operations                                   New capital
------------------------------------------------------------------------------------------------------------------------------------
Date    Description                                 Number       Issued         Premiums        Number       Capital        Premiums
                                                 of shares      capital      (in (euro))     of shares   (in (euro))     (in (euro))
                                                    issued  (in (euro))
------------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 1998                                                                                7,191,922    54,820,072     383,664,539
------------------------------------------------------------------------------------------------------------------------------------
1999    Conversion of the capital into euros            --    2,715,304      (2,405,375)

        Bond conversions                           242,954    1,943,632      42,786,025

        Exercise of stock options                  109,884      879,072       7,252,042

        Exercise of warrants                        49,718      397,744       8,697,608
------------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 1999                                                                                7,594,478    60,755,824     439,994,839
------------------------------------------------------------------------------------------------------------------------------------
2000    20-for-1 stock-split                                                               151,889,560    60,755,824     439,994,839

        Shares issued on acquisition
        of SNC shares from Snyder              100,751,047   40,300,419   1,996,025,095

        Bond conversions                        10,328,720    4,131,488      91,346,244

        Exercise of stock options                2,350,920      940,368       8,452,751

        Havas shares swapped for
        SNC shares issued on exercise of
        stock options granted by Snyder            514,100      205,640      10,297,423

        Exercise of warrants                       662,220      264,888       5,792,399
------------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2000                                                                              266,496,567   106,598,627   2,551,908,751
------------------------------------------------------------------------------------------------------------------------------------
2001    Shares issued on acquisition
        of MPG                                  28,800,000   11,520,000     430,480,000

        Havas shares swapped for
        Circle.com shares issued on exercise
        of stock options granted by Snyder       2,130,673      852,269      25,906,787

        Bond conversions                           199,800       79,920       1,750,371

        Exercise of stock options                  480,805      192,322       1,804,249

        Havas shares swapped for
        SNC shares issued on exercise of
        stock options granted by Snyder          1,224,507      489,803      24,526,875

        Exercise of warrants                     4,987,960    1,995,184      43,453,576
------------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2001                                                                              304,320,312   121,728,125   3,079,830,609
------------------------------------------------------------------------------------------------------------------------------------
2002    2001 dividend                                                    (1,296,731,856)

        Bond conversions                               163           65           1,425

        Exercise of stock options                  880,949      352,379       2,794,123

        Havas shares swapped for
        SNC shares issued on exercise of
        stock options granted by Snyder             17,604        7,042         352,608
------------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2002                                                                              305,219,028   122,087,611   1,786,246,909
------------------------------------------------------------------------------------------------------------------------------------
2003    Bond conversions,                            1,953          781          25,112

        Exercise of stock options                  970,940      388,376       3,582,768

        Havas shares swapped for
        SNC shares issued on exercise of
        stock options granted by Snyder              4,738        1,896          94,902
------------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2003                                                                              306,196,659   122,478,664   1,789,949,691
------------------------------------------------------------------------------------------------------------------------------------

            Use of share buy-back plan

            - 15,000 Company shares were purchased and et 1,508,088 sold as part of the buy-back program authorized by the General Meeting of May 23, 2002 (COB visa no 02-383 of April 16, 2002);

            - 89,400 Company shares were purchased and 611,196 sold as part of the buy-back program authorized by the General Meeting of May 21, 2003 (visa COB no 03-304 of April 23, 2003).

            The 104,400 shares acquired, representing 0.03% of the capital, were purchased for an average price of (euro)4.11.

            The 2,119,284 shares sold, representing 0.69% of the capital, were sold for an average price of (euro)4.69.

            Of the 2,119,284 shares sold, 26,969 were given to the Directors as part payment of their Directors' fees for 2002, and 2,002,915 were given as payment for the acquisition price of holdings.

            At December 31, 2003, the Company held 7,614,663 shares, of which 1,614,663 came from buy-back programs.

            Ownership structure

            Shareholders

            o   Total number of shares at December 31, 2003:         306,196,659

            o   Total number of voting rights:

            -   published in the BALO on June 7, 2003:               297,097,569

            -   at December 31, 2003:                                298,581,996

            There are no double voting rights.

            The difference between the number of shares and the number of voting rights corresponds to shares held by the Company, which are stripped of voting rights.

Shareholders                     At December 31, 2003                At December 31, 2002              At December 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
                               Number           %        %         Number          %         %        Number           %        %
                             of shares   interest    voting     of shares   interest    voting     of shares    interest   voting
                                                     rights                             rights                             rights
---------------------------------------------------------------------------------------------------------------------------------
Directors and
senior management (1)        1,040,922        0.3       0.3     1,052,453        0.3       0.4     1,292,576         0.4      0.4
---------------------------------------------------------------------------------------------------------------------------------
Employees (2)                  276,250        0.1       0.1       268,020        0.1       0.1       244,820         0.1      0.1
---------------------------------------------------------------------------------------------------------------------------------
Shares held by Havas         7,614,663        2.5        --     9,629,547        3.2        --    10,301,590         3.4       --
---------------------------------------------------------------------------------------------------------------------------------
Shareholders with more
than 5% of the capital:
o FMR Corp et Fidelity
  International Ltd         39,148,962       12.8      13.1            --         --        --            --          --       --
o Putnam (3)                        --         --        --    36,414,301       11.9      12.3    32,245,465        10.6     11.0
---------------------------------------------------------------------------------------------------------------------------------
Public                     258,115,592       84.3      86.5   257,854,707       84.5      87.2   260,235,861        85.5     88.5
---------------------------------------------------------------------------------------------------------------------------------
Total including:           306,196,659      100.0     100.0   305,219,028      100.0     100.0   304,320,312       100.0    100.0
o residents (4)            156,099,490       51.0      49.7   143,452,944       47.0      45.3   118,684,922        39.0     36.9
o non-residents (4)        150,097,169       49.0      50.3   161,766,084       53.0      54.7   185,635,390        61.0     63.1
---------------------------------------------------------------------------------------------------------------------------------

(1)   Concerns 16 people.
      At March 31, 2004, companies controlled by the family of Juan March Delgado held 3.7% of the capital and 3.8% of voting rights, and at the same date companies controlled by the families of Leopoldo Rodes Castane and Fernando Rodes Vila, held 2.6% of the capital and 2.6% of voting rights.
(2) Shares and voting rights held by employees directly or through corporate mutual funds.
(3) Including two US funds, Putnam Investment Management LLC and Putnam Advisory Company LLC. The respective proportions held by the two funds was not comunicated.
(4) Based on the "TPI" surveys conducted at December 31 of each year and Thomson Financial surveys.

|_||_||_|   Additional information

            The free-float comprises all shares other than those held by the Company.

            To the best of the Company's knowledge, no other shareholder held over 5% of the Company's issued capital or voting rights as of December 31, 2003.

            On February 27, 2004, FMR Corp/Fidelity International Limited disclosed to the Company that it had reduced its interest to less than 10% of the capital, with 9.97% of the capital and 10.02 of the voting rights.

            Liens on shares

            There are no liens on registered shares.

            Shareholder agreements

            To the best of the Company's knowledge, no shareholder agreements are in force.

            Stock market information

            General information/Listing

            Havas shares are listed on the Premier Marche of Euronext Paris SA and are eligible for the SRD deferred settlement service. Havas shares are also listed on the Nasdaq in the form of ADRs.

            As of December 31, 2003, the weighting of Havas shares in French equity indexes SBF 80, SBF 120, SBF 250. It is also included in the Euronext 100 index.

            The shares are listed under ISIN code FR0000121881 with the symbol HAV. However in 2004, shares acquired between January 1 and the ex-dividend date on conversion of OCEANE bonds and on exercise of stock options are listed on a separate line under ISIN code FR0010046094 up to the ex-dividend date.The same applies to shares resulting from options attributed before October 23, 2000, which were exercised in 2004 before the dividend was detached. These shares carry rights to the dividend for the year in which the bonds are converted or the options are exercised, but not to the dividend paid out of the previous year's income. Shares resulting from options attributed since October 23, 2000, bear interest and are listed under ISIN code FR0000121881.

            Shares issued in exchange for SNC and Circle.com shares acquired on exercise of options granted by Snyder Communications Inc. carry rights to the dividend paid in the year of issue and are therefore listed under Sicovam Code 12188 and ISIN Code FR0000121881.

            Convertible and/or exchangeable bonds (OCEANE)

            1% OCEANE February 1999/January 2004,

            In February 1999, 1,223,405 bonds were issued for a total amount of
            (euro)230,000 thousand. At December 31, 2002, 453,957 bonds remained unconverted, and were reimbursed at January 1, 2004.

            Details of this OCEANE can be found in Note 11-2 of the Notes to the Consolidated Accounts

            1% OCEANE December 2000/January 2006,

            In December 2000, 32,817,012 bonds were issued for a total amount of
            (euro)709,000 thousand. At December 31, 2003, 26,184,277 bonds remained unconverted, and are due to mature on January 1, 2006.

            Details of this OCEANE can be found in note 11-2 of the Notes to the Consolidated Accounts.

            4% OCEANE May 2002/January 2009

            In May 2002, 41,860,465 bonds were issued for a total amount of
            (euro)450,000 thousand.

            It should be noted that, following the December 1, 2003 General Meeting of holders of bonds convertible or exchangeable for Havas shares, which approved the purchase of the January 1, 2006 put, the maturity date for the 41,860,465 bonds existing at December 31, 2003, was postponed to January 1, 2009.

            Details of this OCEANE can be found in note 11-2 of the Notes to the Consolidated Accounts.

            Share and bond prices and trading volumes

            HAVAS SHARES (ISIN CODE FR0000121881)
            (Source: Euronext Paris SA)

                                            Trading          Share capital     Year-end price           High            Low
                                             volume     (in (euro)million)         (in (euro))    (in (euro))    (in (euro))
            ----------------------------------------------------------------------------------------------------------------
            2002      January            38,160,709                 339.68                8.55           9.58           8.05
                      February           28,758,002                 240.43                8.79           8.85           7.82
                      March              44,762,177                 451.58               10.33          11.00           8.65
                      April              35,247,849                 338.49                8.30          10.94           8.01
                      May                61,331,082                 502.03                7.90           8.77           7.52
                      June               64,695,521                 433.89                6.23           8.09           5.30
                      July               41,188,452                 225.96                5.15           6.49           4.40
                      August             48,947,749                 220.73                4.45           5.26           3.83
                      September          47,968,496                 173.42                3.40           4.60           2.80
                      October            49,737,515                 194.66                4.60           4.60           3.03
                      November           51,240,124                 242.98                5.38           5.58           4.12
                      December           49,145,313                 225.83                3.70           5.92           3.64
            ----------------------------------------------------------------------------------------------------------------
            2003      January            47,923,536                 189.29                3.71           4.38           3.53
                      February           43,732,385                 137.18                2.75           3.82           2.54
                      March              73,627,032                 190.52                2.42           3.12           2.07
                      April              81,543,735                 245.22                3.40           3.65           2.37
                      May                89,729,165                 326.46                4.01           4.18           3.12
                      June               67,090,458                 274.00                3.89           4.32           3.78
                      July               63,979,230                 259.71                3.92           4.38           3.66
                      August             74,775,217                 292.22                4.25           4.29           3.50
                      September         125,391,755                 548.97                3.98           4.98           3.73
                      October            57,074,892                 233.92                4.10           4.37           3.84
                      November           51,047,880                 215.03                4.42           4.44           3.93
                      December           39,962,426                 183.45                4.57           4.75           4.40
            ----------------------------------------------------------------------------------------------------------------
            2004      January            79,233,496                 399.11                5.05           5.39           4.57
                      February           79,363,974                 368.43                4.47           4.63           4.44
                      March             100,049,865                 454.99                4.35           4.96           4.10
            ----------------------------------------------------------------------------------------------------------------

|_||_||_|   Additional information

           Havas ADS (code HADV) listed on the Nasdaq

           (Source: Datastream)

                                            Trading          Share capital     Year-end price            High           Low
                                             volume      (in US$ thousand)            (in US$)        (in US$)      (in US$)
            ----------------------------------------------------------------------------------------------------------------
            2002     January                793,800                  5,715                7.55            8.28          7.20
                     February               467,400                  3,132                7.50            7.50          6.70
                     March                  491,500                  3,834                9.02            9.18          7.80
                     April                  465,600                  3,492                7.73            9.30          7.50
                     May                    258,300                  1,860                7.44            7.81          7.20
                     June                   327,500                  1,890                6.09            7.39          5.77
                     July                   303,800                  1,563                5.05            6.12          4.55
                     August                 399,400                  1,494                4.75            4.80          3.74
                     September              461,200                  1,379                3.79            4.75          2.99
                     October                422,700                  1,268                4.50            4.50          3.00
                     November               313,100                  1,315                5.54            5.54          4.20
                     December               229,900                    851                3.97            5.60          3.70
            ----------------------------------------------------------------------------------------------------------------
            2003     January                866,500                  3,310                3.95            4.51          3.82
                     February               601,100                  1,683                3.14            4.00          2.80
                     March                  324,800                    828                2.58            3.34          2.55
                     April                  260,200                    729                3.68            3.95          2.80
                     May                    200,800                    705                4.75            4.89          3.51
                     June                   225,500                    974                4.46            5.00          4.32
                     July                   349,900                  1,480                4.34            4.94          4.23
                     August                 310,300                  1,219                4.55            4.71          3.93
                     September            1,063,500                  4,499                4.45            4.53          4.23
                     October                324,900                  1,462                4.80            5.04          4.50
                     November               544,100                  2,394                5.27            5.27          4.40
                     December               750,700                  4,076                5.83            5.83          5.43
            ----------------------------------------------------------------------------------------------------------------
            2004     January              1,117,900                  6,506                6.24            6.57          5.82
                     February               174,500                    956                5.55            6.29          5.48
                     March                  175,900                    957                5.29            5.90          5.02
            ----------------------------------------------------------------------------------------------------------------

OCEANE CONVERTIBLE/EXCHANGEABLE BONDS

OCEANE 1% February 1999/ January 2004*

(ISIN Code FR0000180713)

(Source: Euronext Paris SA)

                                            Trading          Share capital     Year-end price           High            Low
                                             volume    (in (euro)thousand)         (in (euro))    (in (euro))    (in (euro))
            ----------------------------------------------------------------------------------------------------------------
            2002      January                 6,254                  1,284              215.00         217.50         192.50
                      February                  681                    139              210.00         215.50         198.00
                      March                  14,102                  2,998              219.90         228.00         201.00
                      April                   2,490                    543              212.00         223.00         205.00
                      May                       844                    170              204.80         210.00         193.20
                      June                      831                    152              184.00         205.00         175.60
                      July                    9,725                  1,750              180.00         187.00         171.30
                      August                  6,062                  1,051              186.00         193.00         167.00
                      September              35,722                  6,432              177.00         192.60         175.00
                      October                 1,672                    304              189.50         200.00         178.60
                      November                3,208                    598              198.79         202.00         185.60
                      December                  582                    110              192.00         195.99         178.01
            ----------------------------------------------------------------------------------------------------------------
            2003      January                 8,975                  1,692              186.00         195.00         184.00
                      February                3,310                    628              190.20         191.00         186.00
                      March                  17,789                  3,404              191.00         195.00         188.05
                      April                   1,490                    286              193.00         193.00         190.40
                      May                    24,052                  4,646              190.10         193.50         185.00
                      June                      492                     95              193.25         193.25         191.20
                      July                   40,832                  7,942              194.60         194.60         192.20
                      August                 36,487                  7,043              193.20         210.00         192.50
                      September               2,131                    414              193.30         195.00         193.20
                      October                 4,391                    858              195.00         195.50         180.00
                      November                5,286                  1,027              191.00         195.00         186.01
                      December                2,060                    399              198.00         198.00         185.20
            ----------------------------------------------------------------------------------------------------------------

            *These OCEANE were reimbursed on January 1, 2004.

|_||_||_|   Additional information

            OCEANE 1% December 2000/January 2006

            (ISIN Code FR0000180747)

            (Source: Euronext Paris SA)

                                            Trading          Share capital     Year-end price           High            Low
                                             volume    (in (euro)thousand)         (in (euro))    (in (euro))    (in (euro))
            ----------------------------------------------------------------------------------------------------------------
            2002      January               349,729                  7,237               20.70          21.30          20.00
                      February              698,108                 14,367               20.69          20.90          20.00
                      March                 926,069                 19,413               21.10          21.85          20.50
                      April                 196,232                  4,128               20.75          22.00          20.50
                      May                   121,771                  2,500               20.69          21.95          20.30
                      June                   43,688                    882               19.90          20.99          19.00
                      July                  176,710                  3,406               18.50          20.45          16.78
                      August              1,375,293                 25,258               18.10          19.00          17.05
                      September           1,053,663                 18,547               18.10          19.20          16.50
                      October             1,285,011                 23,200               19.75          19.95          17.60
                      November              482,916                  9,606               20.15          21.65          19.50
                      December              604,274                 12,446               20.55          21.20          20.20
            ----------------------------------------------------------------------------------------------------------------
            2003      January               438,716                  9,173               20.91          21.75          20.33
                      February              769,595                 15,899               20.35          21.20          20.24
                      March               3,326,881                 68,095               21.00          21.00          19.60
                      April               5,724,930                119,861               22.40          22.40          20.65
                      May                   197,589                  4,439               22.78          22.80          21.66
                      June                  757,441                 17,271               23.20          23.50          22.65
                      July                  155,975                  3,621               23.25          23.34          22.95
                      August                271,322                  6,253               23.20          23.30          22.80
                      September             152,129                  3,523               23.10          23.45          22.90
                      October               267,325                  6,179               23.35          23.35          22.90
                      November              655,138                 15,508               23.85          23.90          23.10
                      December              157,373                  3,736               23.70          23.90          23.40
            ----------------------------------------------------------------------------------------------------------------
            2004      January               835,942                 19,737               23.50          23.90          22.05
                      February              277,962                  6,507               23.55          23.58          23.16
                      March                 187,428                  4,449               23.94          23.90          23.50
            ----------------------------------------------------------------------------------------------------------------

            OCEANE 4% May 2002/January 2009

            (ISIN Code FR0000188476)

            (Source: Euronext Paris SA)

                                            Trading          Share capital     Year-end price           High            Low
                                             volume    (in (euro)thousand)         (in (euro))    (in (euro))    (in (euro))
            ----------------------------------------------------------------------------------------------------------------
            2002      May*                 217,729                   2,390               11.10          11.20          10.92
                      June                 213,662                   2,296               10.78          11.20          10.30
                      July                 658,718                   6,481               10.70          10.80           9.65
                      August                62,181                     529                9.25          10.85           7.90
                      September            706,959                   5,969                8.50           9.55           7.70
                      October            1,667,783                  15,036                9.49          10.20           8.10
                      November             571,134                   5,613               10.15          10.59           9.35
                      December             818,135                   8,255                9.90          10.55           9.70
            ----------------------------------------------------------------------------------------------------------------
            2003      January              825,408                   8,064                9.60          10.40           9.50
                      February             691,399                   6,642                9.40           9.95           9.26
                      March              2,369,497                  22,166                9.35           9.60           9.10
                      April                967,260                   9,485               10.50          10.65           9.37
                      May                1,107,376                  11,642               10.60          10.60          10.35
                      June                 818,468                   8,719               11.00          11.00          10.00
                      July               1,052,114                  11,299               10.70          11.00          10.20
                      August               487,270                   5,215               10.85          10.95          10.60
                      September            848,927                   9,231               10.75          11.05          10.71
                      October            1,056,805                  11,447               10.80          11.00          10.70
                      November             848,055                   9,537               11.25          11.35          10.72
                      December             493,079                   5,615               11.53          11.55          11.10
            ----------------------------------------------------------------------------------------------------------------
            2004      January              918,968                   9,171                9.86          10.75           9.80
                      February             566,937                   5,569                9.84          10.00           9.75
                      March              1,034,072                  10,341               10.00          10.45           9.84
            ----------------------------------------------------------------------------------------------------------------

            *First listing on May 22, 2002.

|_||_||_|   Additional information

            Dividends

            Dividend policy

            The Company's dividend policy is based on several factors, including growth in consolidated earnings, the return that shareholders are entitled to expect on their investment and the practices of its peer group.

            At their meeting on March 3, 2004, the Board of Directors decided to propose to the General Meeting of Shareholders that the Havas dividend continue to be adjusted in relation to the result of its operations, and that the yield (amount of dividend compared to the share price at December 31, 2003) should be aligned with the average for the advertising sector, which is around 1%. This alignment produces a net dividend of five cents per share.

            The total 2003 dividend will amount to (euro)14.9 million, to be paid on June 17, 2004.

            A table showing net dividends and total revenue per share for the last five years is included in the Management Report of the Board of Directors under the heading Shareholders' Page.

            Statute of limitations for dividends

            Dividends not claimed within five years are time-barred and will be paid over to the French treasury.

            Information about the Company's business

            Role of the Company within the Group

            Havas provides technical assistance and other services to its subsidiaries, which are billed on arm's length terms. Where subsidiaries lease office space from Havas, the related rent is charged at market rates. Havas has also granted licenses to subsidiaries for the use of trademarks and logos, in exchange for a fixed rate fee. Guarantees given by Havas on behalf of subsidiaries are remunerated at the rates that would be charged by banks for the same service. The nature of these services and the related remuneration are the same regardless of whether or not the subsidiaries are wholly-owned. Total revenues received from subsidiaries in 2003 came to (euro)46 million excluding tax. Havas may from time to time make loans to certain subsidiaries at rates of interest that are below the rates charged to Havas by its banks. The interest rate differentials do not exceed the maximum allowed under tax rules.

            Organization of the Group

            Havas, the Group holding company, controls over 400 companies worldwide, directly or indirectly.

            Operational organization

            Operating companies are organized in Divisions as shown in the Group organization chart provided at the end of this report. The business of each Division is described in the Management Report of the Board of Directors.

            Legal organization

            The majority of subsidiaries are wholly-owned. In the main countries, national holding companies have been set up to hold interests in local subsidiaries, as shown in the following chart.

                                          ---------------
                                               France                                         ------------------
   --------------------------------------    Spain and   ----------------------------------->     MPG Agencies
   |                                      other countries                                     ------------------
   |                                      ---------------
   |                                                                                          ------------------
   |                                                                                           Arnold Worldwide
   |                                                                                      -->  Partners Agencies
   |                                                                                      |   ------------------
   |                                      ---------------                                 |
   |-------------------------------------     France     ---------------------------------|   ------------------
   |                                      ---------------                                 --> Other operational
   |                                                                                               companies
   |                                                                                          ------------------
   |
   |                                                                                          ------------------
   |                                                                                              Euro RSCG
   |                                                                                      --> Worldwide Agencies
   |                                                                                      |   ------------------
   |                                                                                      |
   |                                                                                      |   ------------------
   |                                                                                      -->     MPG Agencies
   |                                                                                      |   ------------------
   |                                      ---------------         -------------           |
   |                                            USA      -------->Havas NA Inc.-----------|   ------------------
   |                                      ---------------         -------------           |    Arnold Worldwide
   |                                                                                      --> Partners Agencies
   |                                                                                      |   ------------------
   |                                                                                      |
   |                                                                                      |   ------------------
   |                                                                                      --> Other operational
   |                                                                                              companies
   |                                                                                          ------------------
   |
   |                                                                                          ------------------
   |                                                                                              Euro RSCG
   |                                                                                      --> Worldwide Agencies
   |                                                                                      |   ------------------
   |                                                                                      |
--------        -------------------       ---------------                                 |   ------------------
 Havas  ------->Havas International------>   France and  ----------------------------------->  Arnold Worldwide
(France)             SA (France)          other countries                                 |    Partners Agencies
--------        -------------------       ---------------                                 |   ------------------
                                                                                          |
                                                                                          |   ------------------
                                                                                          --> Other operational
                                                                                                  companies
                                                                                              ------------------

                                                                                              ------------------
                                                                                                  Euro RSCG
                                                                                          --> Worldwide Agencies
                                          ---------------         -------------           |   ------------------
                                             Germany     -------->Havas Holding-----------|
                                                                      GmbH                |   ------------------
                                          ---------------         --------------          -->     MPG Agencies
                                                                                              ------------------

                                                                                              ------------------
                                                                                          -->      Euro RSCG
                                                                                          |   Worldwide Agencies
                                                                                          |   ------------------
                                                                                          |
                                          ---------------         --------------          |   ------------------
                                                UK       -------->   Havas UK   ------------>     MPG Agencies
                                          ---------------         --------------          |   ------------------
                                                                                          |
                                                                                          |   ------------------
                                                                                          |    Arnold Worldwide
                                                                                          -->  Partners Agencies
                                                                                          |   ------------------
                                                                                          |
                                                                                          |   ------------------
                                                                                          --> Other operational
                                                                                                  companies
                                                                                              ------------------

At December 31, 2003.

|_||_||_|   Additional information

            Management organization

            At the head of each operational Division, there is a Chief Executive Officer (CEO) whose mission is to oprganize and lead the companies within his or her Division, in accordance with the delegation of powers determined by Havas.

            The CEOs and CFOs (Chief Financial Officers) of each Division are members of Havas' Financial and Strategic Executive Board; some may also be required to manage certain Group-wide projects.

            Company's dependence

            The Company is not dependent on any significant patent or licence, nor on any industrial, commercial or financial sourcing contract.

            Investment policy

            Since 2002, the Group's investment policy has been scaled back in order to give priority to repaying the OCEANE bonds that fall due in 2006.

            External growth operations remain limited to moderately sized acquisitions needed to fulfill the Group's service commitments to major clients.

            Capital expenditure (hardware, software, etc.) is also being reined in. The aim is to reduce this from 3.3% of revenue in 2003 to around 2.5%.

            The main acquisitions and divestments over the last three years were as follows (in (euro)thousand):

                                               ========
                                                  2003        2002        2001
            --------------------------------------------------------------------
            Purchase of fixed assets
            o property and equipment
              and intangible assets             55,031      71,070     100,679
            o Investments (1)                   67,746      99,628     284,602
            --------------------------------------------------------------------
                                               122,777     170,698     385,281
            --------------------------------------------------------------------
            Proceeds from sale
            of fixed assets
            o property and equipment
              and intangible assets            (23,124)    (29,345)     (9,416)
            o Investments                      (13,665)    (12,243)    (31,681)
            --------------------------------------------------------------------
                                               (36,789)    (41,588)    (41,097)
            --------------------------------------------------------------------
            Net cash outflow                    85,988     129,110     344,184
            -----------------------------------========-------------------------

            (1) Investments do not include stock-for-stock transactions.

            To comply with Regulation CRC 99-02, in the consolidated statement of cash flows, amounts previously reported under "Change in debt on fixed assets" have been broken down between "Purchase of fixed assets" and "Proceeds from sale of fixed assets".

            Markets and competition

            Havas operates in the communication services market (advertising, marketing services and media) through its three distinct divisions, Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group. Thanks to its revenue of (euro)1,645 million, Havas occupies the sixth place in this sector on a global scale. Its principal markets are North America, France and the UK.

            There are several models in the communication services sector. The Havas model is characterised by a global network of integrated communication (Euro RSCG Worldwide), an organisation of creative agencies covering the world's key markets (Arnold Worldwide Partners) and an international network of media expertise (MPG).

            Its main competitors, ranked according to revenue for 2003 in million US dollars, are as follows:

            1. Omnicom                                   8,621
            2. WPP Group                                 6,756
            3. Interpublic Group of Companies            5,863
            4. Publicis Groupe                           4,409
            5. Dentsu                                    2,545
        ->  6. Havas                                     1,878
            7. Grey Global Group                         1,307
            8. Hakuhodo                                  1,208
            9. Aegis                                     1,067
            10. Asatsu                                     414

            Source: Advertising Age. April 19, 2004.

            The global media advertising expenditure market for 2003 is valued at USD 327 billion (source: Zenith Optimedia, forecasts published on December 8, 2003). This market is shared by different media (TV, radio, press, posters, Internet, new media), communications agencies and all those who contribute to creating advertising campaigns (actors/models, directors, producers, photographers).

            Communications agency revenue is less and less directly linked to the advertising spending market as measured by Zenith Optimedia. This explains the unimpressive performances of communications agencies in the context of the market as a whole, which is estimated to have increased by 3.4% in 2003 in comparison to 2002 (source:
            Zenith Optimedia, forecasts published on December 8, 2003).

            On the one hand, agency revenue is structured on the basis of fees rather than commission related to media spending, the exception to the rule being media buying, which remains commission-based.

            On the other hand, a major percentage of agency revenue can henceforth be attributed to marketing services (direct marketing, corporate communications, internal communications, sales promotion, human resources consulting, interactive communication, press relations, public relations, design, etc.). The marketing services market is probably more extensive than the market for media advertising expenditure, however no reliable overall statistics are available at a global level.

            Nevertheless, the following statistics demonstrate the media/ non-media breakdown of advertising expenditure in the principal European markets.

            2002                 UK   France    Germany   Italy    Spain  Sweden
            --------------------------------------------------------------------
            Media             46.4%    35.6%      32.9%   51.1%    50.6%   40.2%
            Non-media         53.6%    64.4%      67.1%   48.9%    49.4%   59.8%
            --------------------------------------------------------------------

            Source: Union des Annonceurs (Advertising Union) - Net spending in 2002 - Source: Ad' Barometer.

            If one looks at only Zenith Optimedia or McCann type forecasts, gaining a precise idea of the communications agency market is no easy matter. Firstly, these forecasts measure only media expenditure and secondly, they measure advertising spending and not the revenue of communications firms, the two no longer being linked, or not directly, as explained above.

            Thus, the only way to obtain a precise idea of the respective performances of communications groups is to compare them against one another.

            Risks

            Market risks

            CURRENCY RISKS

            The Group's consolidated companies operate in over 75 countries, mostly in local markets, and their revenues and expenses are therefore denominated in local currency. A significant proportion of Havas' revenues and costs is therefore booked in a currency other than the euro, and translated into euros for the consolidated accounts.

            The majority of acquisitions made in the United States and the United Kingdom are financed by local currency bank borrowings, and the related interest and principal payments are made in the same currency.

            Consequently, the Group's exposure to currency risk is largely confined to the translation into euros of the financial statements of subsidiaries operating outside the euro zone. Overall, 51% of the Group's share of the net income is generated in the euro zone (41% after depreciation of goodwill), 30% in US dollars (36% after depreciation of goodwill) and 18% in sterling (21% after depreciation of goodwill).

            CURRENCY AND INTEREST RATE HEDGING

            From time to time, market instruments are used to manage and reduce exposures to currency and interest rate risks.

            Legal risks

            LEGAL RISKS ARISING ON COMMUNICATIONS SERVICES

            The business-related legal risks incurred by the Company can be summarized as follows:

            - Clients have the option of terminating the contract with their advertising and communications agency at any time. The majority of client contracts can be unilaterally terminated at any time, generally with three or six months' notice. This situation is not specific to Havas. It reflects rules guaranteeing free competition among the various players in the main countries, allowing advertisers to regularly put their budgets out to tender;

            - Clients have the option of reducing their budget. During periods of slower economic growth, clients can decide to reduce their advertising spend. This risk is common to all advertising and communications agencies;

|_||_||_|   Additional information

            - The Group is exposed to compliance risks. The services provided to clients by the Group agencies must comply with national regulations governing advertising and communications activities.

            - There is a risk of accidental breach of intellectual property rights. The campaigns delivered by agencies to advertising clients may breach a third party's intellectual property rights.

            - Clients may be unable to pay their debts. Due to the payment terms granted to clients, a risk exists of clients paying their bills late or defaulting on their debts.

            CLAIMS AND LITIGATION

            Bankruptcy of WorldCom Inc.

            In July 2002, WorldCom Inc., an important client of the Havas Group, began bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code.

            Havas provides WorldCom Inc. and its subsidiary MCI (referred to hereinafter collectively as MCI) with advertising and media services (purchase of advertising space). As part of its media services, Havas acts as MCI's authorised agent and as intermediary for the payments made to media suppliers from MCI, according to the concept of sequential liability adopted in 1991 by the American Association of Advertising Agencies as a professional standard.

            At December 31, 2003, Havas' accounts show receivables due from MCI prior to the bankruptcy proceedings for an amount corresponding to approximately USD 26.4 million; at the same time, the accounts show amounts payable to suppliers in respect of reserved advertising space totalling approximately USD 26.9 million. Furthermore, at December 31, 2003, Havas' accounts show receivables due from MCI corresponding to approximately USD 10.4 million in respect of professional fees and advertising production work.

            On August 4, 2003, Havas and MCI concluded a settlement agreement that provides for the partial settlement of amounts owing to Havas prior to the proceedings. This agreement, which provides for the payment to Havas of the sum of approximately USD 14.3 million, a large part of which will be paid back to the suppliers from which Havas had ordered services on behalf of MCI, came into force on April 20, 2004, the date on which MCI came out of bankruptcy after its reorganisation scheme had been approved by the US Bankruptcy Court.

            Nevertheless, there is still a risk that the suppliers of advertising space will bring proceedings against Havas. To date we have not, in our capacity as intermediary in the purchase of advertising space, received any claims from suppliers in respect of payment of the purchases of space made for MCI prior to the commencement of the bankruptcy proceedings. No supplier has renounced such proceedings.

            The way this dispute and the provisions recorded are included in the accounts is set out in detail in the preceding presentation of the consolidated financial statements (notes to the consolidated financial statements, note 25 "Other sundry information and subsequent events").

            Class action against American Student List LLC

            On February 18, 2004, legal proceedings were instigated in the United States before a court in Florida against our subsidiary American Student List LLC. The complainant claims that American Student List LLC obtained information from Florida's Department of Motor Vehicles and used and divulged this information, in violation of the US Driver's Protection Act. The complainant declares that it represents 876,665 individuals whose personal data has been obtained, used or divulged without their consent by American Student List LLC and called for the proceedings to be qualified as a class action, and for American Student List LLC to be ordered to pay USD 2,500 (plus costs in connection with the proceedings, including lawyers' fees) for each case.

            The characteristics of the dispute are set out in the notes to the consolidated financial statements.

            The company American Student List LLC intends to contest vigorously the basis of the claim being brought.

            Class action against Snyder Communications LP

            Proceedings have been instigated before a court of the State of Texas against Snyder Communications LP by former employees claiming that Snyder Communications LP refused without reason to pay them commission in connection with their sales activities. Snyder Communications LP contests the basis of their application. These former employees claim to represent a class of defendants and have therefore asked that the proceedings be qualified as a class action.In 2002, the Texas court acceded to their request and its decision was upheld on appeal. Snyder Communications LP lodged an appeal against the decision with the Supreme Court of Texas, where the proceedings are currently under way.

            Except for these legal proceedings, there are no other legal proceedings that are likely to have or have had in the recent past a considerable impact on the financial situation of Havas or its Group, its activity, or its result. In the normal course of their activities, Havas and the companies in its Group are parties to a certain number of legal, administrative or arbitration proceedings. The expenses that may be incurred by these proceedings are reserved inasmuch as they are probable and quantifiable. The risk of each reserved amount has been evaluated individually.

            Industrial and environmental risks

            As a service provider, the Group is not exposed to any industrial or environmental risks.

            Insurance cover

            Steps taken by the company to manage its risks

            Our agencies and their commercial and creative teams are informed and made aware of the regulations applicable to advertising (and more particularly the regulations governing advertising for tobacco and alcohol, the rules prohibiting access by certain advertisers to specific media, etc) and those governing the suppression of counterfeiting.

            Regarding the risk of client insolvency, rigorous procedures are in place for managing debt recovery. Credit insurance policies have been subscribed in certain countries.

            Insurance cover

            Havas manages global insurance programs covering substantially all of its subsidiaries worldwide.

            The three main global insurance programs consist of property and casualty/business interruption insurance, liability insurance and fraud/fidelity insurance. Specific liability cover has been taken out for Executive Directors.

            - Cover of property and casualty/business interruption is insured subject to an annual ceiling of (euro)80 million, for which a premium of (euro)1,672 thousand (excluding local insurances taxes) is paid, spread over the Group's operational entities.

            - Cover of the civil and professional liability of the agencies is insured subject to an annual ceiling of (euro)23 million, for which a premium of (euro)1,476 thousand (excluding local insurance taxes) is paid, spread over all the Group's operational entities.

            - Cover of the risks of fraud and malicious intent, including computer fraud, is insured subject to an annual ceiling of
                  (euro)7.7 million, for which a premium of (euro)69 thousand (excluding local insurance taxes) is paid, spread over the Group's operational entities. The world programme does not include the entities in the United States, which are insured under programmes.

            - The civil liability of the Group's directors and managers is covered subject to an annual ceiling of USD 50 million, for which a premium of USD 688,000 is paid, spread over the operational entities and Havas SA.

            The level of cover provided by each policy is reviewed annually with the divisional chairmen and chief executives based on claims experience over the past year.

            Corporate governance information

            DIRECTORS' INTERESTS (IN THE CAPITAL OF THE COMPANY, ITS SUBSIDIARIES OR SIGNIFICANT CLIENTS OR SUPPLIERS)

            The members of the Board of Directors(1) together hold 1,040,922 Havas shares representing 0.3% of the Company's issued capital.

            NON-ARM'S LENGTH TRANSACTIONS INVOLVING DIRECTORS OR SHAREHOLDERS HOLDING OVER 10% OF THE VOTING RIGHTS

            Agreements governed by articles L.225-38 et seq. of the Commercial Code are described in the Auditors' special report included in this annual report. No such agreements were submitted to the Board of Directors for approval in the first two months of 2004.

            (1) At March 31, 2004, companies controlled by the family of Juan March Delgado held 3.7% of the capital and 3.8% of voting rights, and at the same date companies controlled by the families of Leopoldo Rodes Castane and Fernando Rodes Vila, held 2.6% of the capital and 2.6% of voting rights.

|_||_||_|   Additional information

            AGREEMENTS INVOLVING DIRECTORS, MANAGERS AND SHAREHOLDERS OF HAVAS (RELATED PARTY TRANSACTIONS) WITHIN THE MEANING OF AMERICAN REGULATIONS (other than those declared above in respect of regulated agreements)

            Agreements with the Rodes family: Media Planning Group and its subsidiaries have concluded the agreements described below with the members of the family of Fernando Rodes Vila, Director of Havas and Managing Director of Media Planning Group, and with his father Leopoldo Rodes Castane, Director of Havas, Chairman of the Board of Media Planning Group, or with entities they control.

            - In October 2001, Media Planning Group concluded an agreement with Gestora de Viviendas SA in application of which the latter assists Media Planning Group and its subsidiaries in their development and in winning new clients. In payment for its services, Gestora de Viviendas received commission on the new clients brought in.

                  Under this agreement, Media Planning Group paid Gestora de Viviendas commission amounting to a total of (euro)360,000 excluding taxes in 2003. Commission for 2004 should be the same amount.

                  Fernando Rodes Vila and Leopoldo Rodes Castane, with their families, are majority shareholders in Gestora de Viviendas. Leopoldo Rodes Castane is a Director.

            - The company Gestora de Viviendas is also of the main shareholders of Vigilancia y Sistemas de Seguridad, a security company that supplies Media Planning Group with security systems, for which Media Planning Group paid it (euro)440,185 excluding taxes in 2003.

            - Lastly, in September 2001, Media Planning Group concluded a global agreement with Rodes y Sala, a firm of lawyers, covering its supply of legal services for an annual sum of
                  (euro)120,000. In additional to these overall services, Rodes y Sala has supplied Media Planning Group, [Media Contacts and Havas Sports] with legal services corresponding to the sum of
                  (euro)210,800 in 2003 and has invoiced (euro)53,000 excluding taxes since January 2004. Gonzalo Rodes Vila, a partner in the firm of Rodes y Sala, is the brother of Fernando Rodes Vila and the son of Leopoldo Rodes Castane. Moreover, Gonzalo Rodes Vila is secretary to the Board of Directors of Media Planning Group, for which he received (euro)48,000 in 2003.

                  LOANS AND GUARANTEES TO DIRECTORS OF THE COMPANY

                  None.

            Employee profit sharing and incentive bonus schemes

                  PROFIT-SHARING SCHEME

                  Under the profit-sharing scheme set up by the Company, amounts transferred to the profit-sharing reserve correspond to 3% of income calculated according to the statutory method set out in government order of October 21, 1986 plus one half of net dividends received from French subsidiaries.

                  Employees may elect to invest their profit-shares either in a blocked account or in a corporate mutual fund, one of which invests solely in Havas shares.

                  Annual profit-shares for the last five years were as follows (in (euro)):

                  o 1999: 125,326
                  o 2000: 258,572
                  o 2001: 836,382
                  o 2002: 226,745
                  o 2003: 145,445

                  At December 31, 2003, the corporate mutual fund invested in Havas shares held a total of 219,000 shares.

                  INCENTIVE BONUS SCHEME

                  None.

            STOCK OPTIONS

            In 2003, the Company implemented three new stock option plans for selected employees and Executive Directors of Havas and its subsidiaries. A total of 4,555,982 options were granted under these plans, including 2,740,982 at an exercise price of (euro)2.67, 315 thousand at an exercise price of (euro)4.03, and 150,000 at an exercise price of (euro)4.38.

            During 2003, 970,940 options were exercised. Detailed information about the various stock option plans currently in progress is provided below (pages 164-165).

            OPTIONS ON SNC AND CIRCLE.COM SHARES GRANTED BY SNYDER COMMUNICATIONS INC.

            Snyder Communications Inc. granted options on SNC and Circle.com shares. If all of the options outstanding at December 31, 2003 were to be exercised, this would result in the issuance of 3,297,935 Havas shares.

            SUBSIDIARIES' STOCK OPTION PLANS

            Stock option plans set up by direct and indirect French subsidiaries of the Company are as follows:

            Company                         Year of grant                 Number of options            Exercise price
                                                                 ----------------------------------       (in (euro))
                                                                 Exercised              Outstanding
                                                                   in 2003         at Dec. 31, 2003
            ---------------------------------------------------------------------------------------------------------
            BETC Euro Rscg                           2001               --                4,764,755              1.66
                                                     2002                                   183,260              1.68
            ---------------------------------------------------------------------------------------------------------
            Euro Rscg Ensemble                       1997            3,951                        0            212.21
            ---------------------------------------------------------------------------------------------------------
            Euro Rscg Life                           1998               --                      584            342.86
            ---------------------------------------------------------------------------------------------------------
            Euro Rscg C&O                            1998              180                        0          1,064.32
            ---------------------------------------------------------------------------------------------------------
            Euro Rscg Version Latine                 2001               --                      309          1,170.79
            ---------------------------------------------------------------------------------------------------------
            HA Pole Ressources Humaines              1998               --                    1,639            363.44
            ---------------------------------------------------------------------------------------------------------
            MPG France                               2000               --                   21,392            218.00
                                                     2000               --                      784            218.00
            ---------------------------------------------------------------------------------------------------------
            Devarrieux Villaret                      2002               --                    5,295            148.20
            ---------------------------------------------------------------------------------------------------------
            W & Cie                                  2003                                       140            728.37
            ---------------------------------------------------------------------------------------------------------
            W Management de Marque et Design         2003                                     7,168             25.39
            ---------------------------------------------------------------------------------------------------------

            Following the merger of Euro RSCG Omnium & Associes into Euro RSCG Corporate, Euro RSCG Omnium's commitments towards option holders were assumed by Euro RSCG Corporate, now called Euro RSCG C&O.

|_||_||_|   Additional information

STOCK OPTIONS

                                          June 19, 1997      March 5,       Feb. 25,       June 17,      Sept. 30,        Dec. 2,
                                   (purchase option)(2)     1998 plan      1999 plan      1999 plan      1999 plan      1999 plan
----------------------------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting                19.06.1997    19.06.1997    19.06.1.997     19.06.1997     19.06.1997     19.06.1997
----------------------------------------------------------------------------------------------------------------------------------
Date of Board Meeting                        19.06.1997    05.03.1998    25.02.1.999     17.06.1999     30.09.1999     02.12.1999
----------------------------------------------------------------------------------------------------------------------------------
Total number of shares
under option(1)                               6,217,896     1,633,143        734,602        309,877        206,866        893,698
    o/w number of shares
    under options held
    by Executive Directors                    3,181,477       383,252        335,440             --             --        517,471
    Number of grantees                                5             2              2             --             --              2
----------------------------------------------------------------------------------------------------------------------------------
Starting date of exercise period             19.06.2002    05.03.1998     25.02.1999     01.01.2000     01.01.2000     01.01.2000
----------------------------------------------------------------------------------------------------------------------------------
Expiry date of exercise period               19.06.2006    31.12.2004     24.02.2006     16.06.2006     29.09.2006     01.12.2006
----------------------------------------------------------------------------------------------------------------------------------
Exercise price (in (euro))(1)                      4.45          6.13           7.37           8.79          10.49          15.17
----------------------------------------------------------------------------------------------------------------------------------
Discount                                              5%            5%             5%             5%             5%             5%
----------------------------------------------------------------------------------------------------------------------------------
Vesting rules                                        --            --             --             --             --             --
----------------------------------------------------------------------------------------------------------------------------------
Number of options exercised
as of Dec. 31, 2003                                  --       386,645             --         20,000             --         24,000
----------------------------------------------------------------------------------------------------------------------------------
Number of options lapsed
as of Dec. 31, 2003                                  --            --          6,000             --             --         20,000
----------------------------------------------------------------------------------------------------------------------------------
Number of options outstanding
as of Dec. 31, 2003                           6,217,896     1,246,498        728,602        289,877        206,866        849,698
----------------------------------------------------------------------------------------------------------------------------------

                                              March 2,        May 23,       Oct. 23,       March 1,         May 22,        Feb. 14,
                                             2000 plan      2000 plan      2000 plan      2001 plan       2001 plan    2002 plan(3)
------------------------------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting               17.06.1999     17.06.1999     17.06.1999     23.05.2000      23.05.2000      22.05.2001
------------------------------------------------------------------------------------------------------------------------------------
Date of Board Meeting                       02.03.2000     23.05.2000     23.10.2000     01.03.2001      22.05.2001      14.02.2002
------------------------------------------------------------------------------------------------------------------------------------
Total number of shares
under option(1)                                919,078        413,737      4,075,311      4,586,435       3,479,804       6,306,841
    o/w number of shares
    under options held
    by Executive Directors                     298,150        413,737             --      1,545,135          97,277       1,476,219
    Number of grantees                               2              1             --              7               1               7
------------------------------------------------------------------------------------------------------------------------------------
Starting date of exercise period            01.01.2001     23.05.2000     23.10.2000     01.03.2001      01.01.2002      01.01.2003
------------------------------------------------------------------------------------------------------------------------------------
Expiry date of exercise period              01.03.2007     22.05.2007     22.10.2007     29.02.2008      21.05.2008      13.02.2009
------------------------------------------------------------------------------------------------------------------------------------
Exercise price (in (euro))(1)                    26.72          24.17          17.16          14.98           14.35            8.31
------------------------------------------------------------------------------------------------------------------------------------
Discount                                             0%             0%             0%             0%              0%              0%
------------------------------------------------------------------------------------------------------------------------------------
Vesting rules                                       --             --             --             (4)             (5)             (6)
------------------------------------------------------------------------------------------------------------------------------------
Number of options exercised
as of Dec. 31, 2003                                 --             --             --             --              --              --
------------------------------------------------------------------------------------------------------------------------------------
Number of options lapsed
as of Dec. 31, 2003                                 --             --        948,771        804,457         503,773         864,735
------------------------------------------------------------------------------------------------------------------------------------
Number of options outstanding
as of Dec. 31, 2003                            919,078        413,737      3,126,540      3,781,978       2,976,031       5,442,106
------------------------------------------------------------------------------------------------------------------------------------


                                              Dec. 12,       March 24,           July 4,        Dec. 10,              TOTAL
                                             2002 plan       2003 plan         2003 plan       2003 plan              PLANS
---------------------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting               22.05.2001      22.05.2001        23.05.2002      23.05.2002
---------------------------------------------------------------------------------------------------------------------------
Date of Board Meeting                       12.12.2002      24.03.2003        04.07.2003      10.12.2003
---------------------------------------------------------------------------------------------------------------------------
Total number of shares
under option(1)                                 31,680       2,740,982           315,000       1,500,000         34,364,950
    o/w number of shares
    under options held
    by Executive Directors                          --         202,248           300,000              --          8,750,406
    Number of grantees                              --               1                 1              --
---------------------------------------------------------------------------------------------------------------------------
Starting date of exercise period            01.01.2003      24.03.2004        04.07.2004      10.12.2004
---------------------------------------------------------------------------------------------------------------------------
Expiry date of exercise period              11.12.2009      24.03.2010(9)     04.07.2013      10.12.2010(12)
---------------------------------------------------------------------------------------------------------------------------
Exercise price (in (euro))(1)                     4.79            2.67              4.03            4.38
---------------------------------------------------------------------------------------------------------------------------
Discount                                             0%              0%                0%              0%
---------------------------------------------------------------------------------------------------------------------------
Vesting rules                                       (7)             (8)              (10)            (11)
---------------------------------------------------------------------------------------------------------------------------
Number of options exercised
as of Dec. 31, 2003                                 --              --                --              --            430,645
---------------------------------------------------------------------------------------------------------------------------
Number of options lapsed
as of Dec. 31, 2003                              7,377          44,244                --              --          3,199,357
---------------------------------------------------------------------------------------------------------------------------
Number of options outstanding
as of Dec. 31, 2003                             24,303       2,696,738           315,000       1,500,000         30,734,948
---------------------------------------------------------------------------------------------------------------------------

(1) The number of shares per option and the exercise price were adjusted following the distribution of reserves on June 18, 2003 (2002 dividend).
(2) June 19, 1997 plan: On March 3, 2004, the Board decided to postpone maturity from June 19, 2004 to June 19, 2006.
(3)   Corresponding to the 2nd tranche for 2001 and the 1st tranche for 2002.
(4) Including 197,306 options exercisable since March 1, 2001, 1,463,043 in 2002, 1,463,043 in 2003, and all the options in 2004.
(5) Including 1,159,935 options exercisable 2002, 1,159,935 exercisable in 2003, and all the options in 2004.
(6) Including 2,102,280 options exercisable in 2003, 2,102,280 exercisable in 2004, and all the options in 2005.
(7) Including 10,560 options exercisable in 2003, 10,560 in 2004 and all the options in 2005.
(8) Including 913,661 options exercisable at December 10, 2004 500,000 at December 10, 2005 and all the options at December 10, 2006.
(9)   For French residents: maturing on March 24, 2013.
(10) Including 105,000 options exercisable at July 4, 2004, 105,000 at July 4, 2005 and all the options at July 4, 2006.
(11) Including 500,000 options exercisable at December 10, 2004, 500,000 at December 10, 2005 and all the options at July 4, 2006.
(12)  For French residents: maturing on December 10, 2013.


                                   164 & 165

|_||_||_|   Additional information

            Statutory Auditors' opinion

            (translated from French into English)

            As the Statutory Auditors of Havas and as required by Commission des Operations de Bourse Regulation COB 98-01, we have verified the information on the financial position and the historical financial statements provided in this Document de reference, in accordance with the auditing standards generally accepted in France.

            This Document de reference is the responsibility of the Chairman of the Board. Our responsibility is to report on the fairness of the information presented in this Document de reference relating to the financial position and the accounts.

            Our procedures, which were performed in accordance with the professional standards applied in France, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the Document de reference in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any clear misstatement identified on the basis of our overall knowledge of the Company, as acquired during our assignment. This Document de reference does not include forecast data.

            We audited the financial statements of the Company and the Group for the years ended December 31, 2001, 2002 and 2003, as approved by the Board of Directors. Our audits were performed in accordance with the professional standards applied in France. Our reports on those financial statements were free of qualifications. They included the following observations:

            - our report on the consolidated financial statements for the year ended December 31, 2002 referred to a change in the presentation of the income statement and to uncertainty as to the possible consequences of a client bankruptcy, as described in note 6-4 to the consolidated financial statements;

            - our report on the consolidated financial statements for the year ended December 31, 2003, referred to the impact of the reorganization plan on the income, as presented in notes 18 to 20, and to uncertainty as to the possible consequences of a client bankruptcy, and to legal proccedings against a US subsidiary, as described in note 25;

            - our report on the financial statements of the Company for the year ended December 31, 2001 referred to note 3-2 to the financial statements describing the write-down of shares in Snyder Communications Inc.;

            - our report on the financial statements of the Company for the year ended December 31, 2003, referred to the impact on the 2003 income of the provisions for depreciation in investment, as described in note 3-2 to the financial statements.

            Based on the procedures described above, we have nothing to report as to the fair presentation of the information provided on the financial position and the historical financial statements contained in this Document de reference.

                              Paris, April 29, 2004

            Yves Lepinay et Associes "FIDINTER"                 Francois Bouchon
                       Yves Lepinay

                    Jean-Yves Lepinay

                               Statutory Auditors
                     Members of Compagnie Regionale de Paris

            Persons responsible for the Document de reference and the audit of the accounts

            PERSON RESPONSIBLE FOR THE DOCUMENT DE REFERENCE

            Alain de Pouzilhac, Chairman and Chief Executive Officer

            STATEMENT BY THE PERSON RESPONSIBLE FOR THE DOCUMENT DE REFERENCE

            "To the best of my knowledge, the information contained in this document is correct and includes all information required to allow investors to form an opinion on the assets and liabilities, business, financial position, results and outlook of the Company. No information has been omitted that would be likely to alter an investor's opinion."

                                            Alain de Pouzilhac,
                                            Chairman and Chief Executive Officer

            INFORMATION POLICY

            Person responsible for information: Jacques Herail -
            Tel. +33 (0) 1 58 47 90 00

            AUDITORS

                                                                                       First       Current term
                                                                                   appointed            expires

            o Statutory Auditors

            - Francois Bouchon                                                 Sept 30, 1982           2006 AGM
              33, avenue de Suffren - 75007 Paris

            - Yves Lepinay et Associes "FIDINTER"                              June 26, 1990           2006 AGM
              128, boulevard Saint-Germain - 75006 Paris
              Represented by Yves Lepinay and Jean-Yves Lepinay

            o Substitute Auditors

            - FNEC - Fiduciaire Nationale d'Expertise Comptable SA             June 25, 1984           2006 AGM
              15, rue de l'Amiral-Roussin - 75015 Paris
              Represented by Bruno Vaillant

            - Michel Sibi                                                       May 23, 2000           2006 AGM
              128, boulevard Saint-Germain - 75006 Paris

-------

Recents
events

-------

            Press release
            at April 29, 2004

|_||_||_|   Recents events

      Havas reverses the trend in the 1st quarter 2004

            o Return to positive organic growth of +0.7% in the 1st quarter 2004, posting a sequential improvement of 4.5 points (Q4 2003 -3.8%).

            o 80% of the disposal and closure program has been or is close to being completed.

      1)    Positive organic growth in 1st quarter 2004

            Figures

            Havas today announced positive organic growth of +0.7% in its revenue for 1st quarter 2004, reversing the 4th quarter negative trend of -3.8%. Excluding companies for sale, the organic growth is +1.6%.

            This start to the year confirms that the Group has re-established a firm base for 2004.

            Estimated billings and revenue for the 1st quarter 2004 total
            (euro)2.4 billion and (euro)357 million respectively.

            Analysis

            Features of this organic growth are:

            o Positive growth among the 20 leading clients: they now represent 30% of the Group's revenues, and have increased by nearly 5% in 1st quarter 2004 compared to 1st quarter 2003.,

            o An excellent performance in France, up by nearly 8%, with growth more than doubled compared to 4th quarter 2003.

            o Positive growth in the rest of Europe (except the UK) (+5%), Asia Pacific (+ 6.8%) and Latin America (+ 7.6%).

            o Improvement in the trend in North America and the UK, although organic growth remains negative.

            o A strong upturn in the Group's Marketing Services activities around the world.

      2)    Net New Business

            Net New Business (1) won in 1st quarter 2004 amounted to (euro)438 million. Excluding Centrino (an exceptional product launch budget for Intel in 1st quarter 2003), Net New Business was up 12.1% compared to 1st quarter 2003. The Group recorded some major wins in 1st quarter 2004, foremost among which was the global Danone Waters account won by Euro RSCG. In the USA, Arnold Worldwide Partners re-won the Fidelity account, and also won brands such as Tyson Foods, Houlihan's Restaurant, Bob Stores, and, more recently, Timberland.

            MPG won Air France's global media buying account (a re-win), and Diageo in Spain, as well as Volkswagen by a Spanish subsidiary of MPG.

            The main account loss was Red Lobster in the USA for Euro RSCG.

      3)    Networks

            Euro RSCG Worldwide: Effective cross-fertilization between advertising and the marketing services companies which were recently attached to the division fully demonstrates the pertinence of the strategic reorganization.

            MPG: Significant growth, confirmed by the latest Recma(2) rankings, positions Havas as the Communications Group with the most dynamic evolution of its media activities, behind Aegis and in front of all its competitors.

            Arnold Worldwide Partners: The new positioning has begun to bear fruit. This division exceeded its 1st quarter 2004 forecast, thanks to substantial new business.

            (1) Net New Business reflects estimated annual advertising budgets won minus estimated annual advertising budgets lost.
            (2) RECMA rankings published on April 19, 2004 - Billings and Rankings 2003 and Q1 2004.

      4)    Creativity

            Since January 2004, the Group has won a considerable number of awards, reflecting the constant drive to invest in outstanding creative ideas and the efficiency of its campaigns.

            Prominent award winners were Arnold Worldwide Partners in Boston, BETC Euro RSCG in Paris, and Euro RSCG Flagship in Bangkok.

      5) 80% of the disposal and closure program has been or is close to being completed

            As part of the divestment program announced on September 18, 2003, Havas has already sold six companies, as well as 75% of the WCRS agency in the UK, through a management buyout. Letters of intent have been signed, or are in the final stages of negotiation, for four additional companies, and should soon culminate in a sale.

            These companies, together with those already closed, represent approximately 80% of the total disposal and closure program.

      6)    Prospects

            Commenting on these figures, Alain de Pouzilhac, Chairman and CEO of Havas, stated: "I am happy for our shareholders, employees and all those who have put their faith in us, that Havas has reversed the trend in first quarter 2004 and returned to positive organic growth.

            To relaunch the Group in 2004 we have worked hard, redefined a strategy, completed the necessary restructuring within the time frame we set for ourselves and hired new talent. This positive result is the natural consequence of all this. That is satisfying in a global environment with recovery in advertising spending still very uncertain, although there is an undeniable improvement in the USA and Asia Pacific.

            In this context we continue to focus on our ambition as a "challenger": achieving the double objective of positive organic growth and a strong improvement in our profitability."

      Appendix 1:

      performance analysis

            Q1 Analysis

            Q1 2004 / Q1 2003

            BREAKDOWN BY GEOGRAPHY

                                                       Revenu     Organic growth
                                                        Q1-04     Q1-04 vs Q1-03
                                           (in (euro)million)
            --------------------------------------------------------------------
            France                                         68              +7.9%
            --------------------------------------------------------------------
            Europe (without France and UK)                 58              +5.0%
            --------------------------------------------------------------------
            UK                                             58              -4.6%
            --------------------------------------------------------------------
            North America                                 146              -3.4%
            --------------------------------------------------------------------
            APAC                                           15              +6.8%
            --------------------------------------------------------------------
            Latin America                                  12              +7.6%
            --------------------------------------------------------------------
            TOTAL                                         357              +0.7%
            --------------------------------------------------------------------

      Appendix 2:

      Q1 2004 organic growth

                                                        (in (euro)million)
       -------------------------------------------------------------------------
       1. Q1 2003 revenue                                              402
       2. Foreign exchange impact                                      (27)
                                                                      -----
       3. Q1 2003 at Q1 2004 exchange rates                            375
       4. Impact of disposed or closed companies                       (24)
                                                                -11%
       5. Impact of acquisitions,                                        3
                                                                             -5%
                                                                      -----
       6. Q1 2003 at Q1 2004 exchange rates
          and scope                                                    354
       7. Revenue Q1 2004                                              357
       8. Organic growth                                              +0.7%
       -------------------------------------------------------------------------

|_||_||_|   Recents events

      Appendix 3:

      detail of Q1 net new business

            Major wins

            Advertising:

            o     Worldwide: Danone Water activities

            o North America: Fidelity, Tyson Foods, Relpax, SanDisk, Tourisme Toronto, Houlihan's Restaurant, Bob Stores, Inamed, Pfizer Menostar, Pfizer Corporate

            o     Europe: Peroni (Italy), Holisten (Germany), INPES (France)

            o     Asia: Telkom (Indonesia)

            Marketing Services:

            o North America: DTVN, Harrah's Casino, Intelstat, Lifescan, Outdoor Vision, Polaroid, Travelocity, University of California

            o     Europe: Roche, Royal Mail (UK), Banco Bilbao (Spain)

            Media:

            o     North America: Fidelity, Tyson Foods, SanDisk

            o Europe: Volkswagen, Diageo, Daewoo (Spain), Air France, Areva (France),

            Major losses

            o     North America: Red Lobster, Welch Foods

      Appendix 4: 2004 diary

      of financial announcements

            o     Annual General Meeting: Wednesday, May 26, 2004

            o     2nd Quarter 2004 Revenue: Tuesday, August 3, 2004

            o     2004 Interim Results: Thursday, September 16, 2004

            o     3rd Quarter 2004 Revenue: Thursday, November 4, 2004

            o     4th Quarter 2004 Revenue: Thursday, February 10, 2005

      Appendix 5: major awards won since January 2004

            International

            MOBIUS (February 6, 2004)
            Best of Show TV + 2 Winner TV                         Arnold Boston                    VW and Am Legacy              AWP
            + 1 Winner Outdoor                                    Arnold Boston                    VW                            AWP
            + 2 Winner Integrated                                 Arnold Boston                    VW                            AWP

            1 Winner TV                                           BETC ER                          Evian                         ERW
            + 2 Winner Print                                      BETC ER                          INPES/Air France              ERW
            1 Winner Print                                        ER Dusseldorf                                                  ERW

            ANDY (April 21, 2004)
            Several awards for Arnold Boston                                                                                     AWP

            The Richard T O'Reilly Award                          Truth/American Legacy
            (award for the best campaign in Public Service)

            1 Silver Integrated Media                             Truth/American Legacy
            1 Silver Direct Response                              VW
            3 Bronze TV                                           Truth/American Legacy
            3 Bronze Magazine                                     Truth/American Legacy and VW
            1 Bronze Out of Home                                  VW

            NY ADC (April 7, 2004)
            1 Gold                                                BETC ER                          Evian "Water Boy"             ERW

            Regional

            The Thai agency has been the star of two regional festivals, winning, in both cases, the 'best of show' as well as several Golds, Silvers and Bronzes for its Soken DVD campaign.

            ADFEST (March 19, 2004)
            Best of the Best/TV + 3 Gold TV + 2 Silver TV         ER Flagship. Thailand                                          ERW

            ASIAN AD (March 25, 2004)
            Best of the Best/TV + 2 Gold TV + 3 Silver TV         ER Flagship. Thailand                                          ERW

            FIAP (April 23, 2004) - Latin America
            2 Silver + 1 Bronze TV                                Craverolanis ER. Argentina                                     ERW
            1 Gold + 3 Bronze Print                               Craverolanis ER. Argentina                                     ERW
            1 Silver Innovation in Media                          Craverolanis ER. Argentina                                     ERW

            Local

            US EFFIES (February 7, 2004)
            The Effies reward the effectiveness of campaigns

            2 Winner                                              Arnold Boston                    VW and National
                                                                                                   Colorectal Cancer Reserach    AWP
            2 Winner                                              McKinney & Silver                Audi/First Citizens Bank      AWP
            1 Winner                                              Arnold New York                  Hasbro Games                  AWP
            2 Winner                                              ER Black Rocket                  Yahoo!                        ERW

            BRITISH TV (March 10, 2004) - UK
            1 Gold + 3 Silver + 1 Bronze                          WCRS                             118-118 campaign              AWP
            1 Bronze                                              ER London                        British Heart Foundation      ERW

            Club des D.A. (April 1, 2004) - France
            1st Prize Ex-aequo TV                                 Devarrieux Villaret              Eram                          AWP
            1st Prize Cinema                                      Devarrieux Villaret              Eram
            1st Prize Publishing/Mailing                          Devil Studio
            1st Prize Billboards                                  BETC ER                          INPES                         ERW
            3rd Prize TV                                          BETC ER                          Francaise des Jeux
            2nd Prize Flyees/Pos                                  ER C&O                           Airbus                        ERW

            Other awards in 2003

            ER Interaction: Nr 1 Global Interactive agency of the Year for the third year (AdWeek - January 2004)

            BETC ER: Creative agency of the year (CB News - December 2003)

            Arnold Boston: Ranked second most creative agency in the US (Winners
                           List/Creativity 2003)
                           Ranked 4th worldwide (Gunn Report 2003)

            WCRS: Campaign of the year in UK for '118-118' (Campaign - December
            2003) (Arnold UK)

Checklist from

"Autorite des marches financiers"

      To assist in finding information in this annual report, the table below lists the main information required under COB Regulation 98-01 and the corresponding pages in the annual report.

====================================================================================================================================
      Sections   Description                                                                            Pages
====================================================================================================================================
      1.1.       Name and function of the person responsible for the Document de reference              167
------------------------------------------------------------------------------------------------------------------------------------
      1.2.       Statement by the person responsible for the Document de reference                      167
------------------------------------------------------------------------------------------------------------------------------------
      1.3.       Name and address of the Auditors                                                       167
------------------------------------------------------------------------------------------------------------------------------------
      1.4.       Information policy                                                                     167
------------------------------------------------------------------------------------------------------------------------------------
      3.1.       General information about the Company                                                  144-145
------------------------------------------------------------------------------------------------------------------------------------
      3.2.       General information about the Company's share capital                                  145-149
------------------------------------------------------------------------------------------------------------------------------------
      3.3.       Ownership structure                                                                    149-150
------------------------------------------------------------------------------------------------------------------------------------
      3.4.       Market for the Company's shares and bonds                                              150-156
------------------------------------------------------------------------------------------------------------------------------------
      3.5.       Dividends                                                                              156
------------------------------------------------------------------------------------------------------------------------------------
      4.1.       Presentation of the Company and the Group                                              2-3; 8-11; 156-159; 175
                                                                                                        + organization chart (flap)
------------------------------------------------------------------------------------------------------------------------------------
      4.3.       Average number of employees                                                            119
------------------------------------------------------------------------------------------------------------------------------------
      4.4.       Investment policy                                                                      158
------------------------------------------------------------------------------------------------------------------------------------
      4.5.       Key data on direct and indirect subsidiaries                                           28-33
------------------------------------------------------------------------------------------------------------------------------------
      4.7.       Risks                                                                                  159-161
        4.7.1.   Market risks                                                                           159
        4.7.2.   Legal risks                                                                            159-161
        4.7.3.   Industrial and environmental risks                                                     161
        4.7.4.   Insurance cover                                                                        161
------------------------------------------------------------------------------------------------------------------------------------
      5.1.       Financial statements of the Company and the Group                                      61-123
------------------------------------------------------------------------------------------------------------------------------------
      6.1.       Corporate governance structures                                                        34-53
                 Report of the Chairman of the Board of Directors on the preparation and organization of the work of the Board, the internal control procedures in place within the Company and restrictions on the powers of the Chief Executive
                 Officer, drawn up pursuant to article L. 225-37 of the Commercial Code.                42
                 Statutory Auditors' report prepared in application of article L.225-235, final paragraph, of the French Commercial Code, on the report of the Chairman of the Board of Directors of Havas on internal control procedures related
                 to the preparation and processing of accounting and financial information.             46
------------------------------------------------------------------------------------------------------------------------------------
      6.2.       Directors' interests                                                                   52
        6.2.0.   Total compensation                                                                     52
        6.2.1.   Stock option plans                                                                     52-53
        6.2.2.   Governing agreements                                                                   121-122; 161-162
        6.2.3.   Loans and guarantees                                                                   162
------------------------------------------------------------------------------------------------------------------------------------
      6.3.       Employee profit-sharing and incentive bonus schemes                                    162
        6.3.1.   Profit-sharing and incentives                                                          162
        6.3.2.   Stock option plans                                                                     53; 163-165
------------------------------------------------------------------------------------------------------------------------------------
      7.1.       Recent developments                                                                    22; 24-25; 169-173
------------------------------------------------------------------------------------------------------------------------------------
      7.2.       Outlook                                                                                57
====================================================================================================================================

                                     [LOGO]

          This is a translation of the Document de reference filed with the Autorite des marches financiers on May 30, 2004 under the number D.03-0606 in accordance with the Autorite des marches financiers Regulation 98-01. The Document de reference may be used in connection with a financial transaction only in conjunction with an information memorandum approved by the Autorite des marches financiers.

History of the Company

Havas is the sixth-largest global advertising and communications group worldwide. It bears the name of its founder, Charles-Louis Havas, who established France's first press agency back in 1835. In 1968, the advertising department was spun off into a separate company, Havas Conseil. The new company expanded rapidly and in 1975 became the holding company, under the name Eurocom, of a group of specialized communications subsidiaries. Since the mid-1970s, the Group has enjoyed sustained growth in the communications and media services sectors, both in France and internationally, broadening its scope of business to all areas of communication as well as to new media.

The principal milestones in the Group's strategic development are as follows:

      1992. Eurocom acquires the French advertising group RSCG, leading to the creation of the Euro RSCG Worldwide advertising network.

      1996. The company changes its name to Havas Advertising, and sets up a new organization structure around four divisions; the largest division, Euro RSCG, moves its headquarters to New York in 1997.

      1999. MPG, a new media network, is formed from the merger of Mediapolis, the media arm of Havas, and Media Planning, a Spanish media buying and planning company. Havas initially acquires 45% of the MPG group, purchasing the remaining 55% in May 2001. Through MPG, Havas offers a wide range of media services in major world markets.

      2000. Havas makes a successful bid to acquire Snyder Communications Inc. This American group, provider of direct marketing, advertising and communications services, is organized around three divisions: Bounty SCA Worldwide, Arnold Communications and Brann Worldwide. Bounty joins the Euro RSCG Worldwide network, strengthening the network's marketing services capability, and Arnold Communications merges with Campus, Havas' second advertising network, to create Arnold Worldwide Partners.

      1998-2001. Havas launches a determined external growth strategy with the aim of expanding its presence in certain world markets. In addition to MPG and Snyder, the Group acquires around one hundred specialized agencies in America, Europe and the Asia Pacific region.

      September 2003, the Group has been reorganized around three divisions:

Euro RSCG Worldwide has been strengthened as a global brand with the aim of developing an even stronger position in integrated communications through Creative Business Ideas(R) and through the fully integrated Power of One agency concept. MPG, the Group's global media consultancy, traditional advertising and marketing services network, is continuing to expand by developing and servicing direct accounts and agency accounts on behalf of Euro RSCG Worldwide and Arnold Worldwide Partners. The network has been strengthened in a certain number of countries, such as Germany, as well as in the world's largest market, the United States.

Arnold Worldwide Partners is concentrating all of its development efforts on promising local markets, primarily in the USA where Arnold enjoys an unrivaled creative reputation, and also on a number of international markets where there is a premium on creativity, and where it already has deeply rooted local agencies. The main examples are the UK, France, Germany, Canada, Spain, Australia, Italy and China.

                               [GRAPHIC OMITTED]

                      GROUP ORGANIZATION CHART - MARCH 2004

--------------------------------------------------------------------------------
                               EURO RSCG WORLDWIDE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     EUROPE

FRANCE
Full service agencies
  100%  BETC EURO RSCG
                        ABSOLUT REALITY    95%
  100%  EURO RSCG FRANCE

Marketing services
   97%  EURO RSCG MARKETING SERVICES:
        - ER INCENTIVE
        - EURO RSCG THE CONNECT MACHINE

Corporate
   99%  EURO RSCG C&O

Healthcare and specialist advertising agencies
  100%  EURO RSCG LIFE
  100%  EURO RSCG CD SANTE
  100%  PROD'S

Regional network
  100%  EURO RSCG VERSION LATINE (Marseille)
   81%  EURO RSCG & COMPAGNIE (Rennes)
  100%  EURO RSCG ENSEMBLE (Lyon)
  100%  EURO RSCG COMMUNICANCE

AUSTRIA
   92%  EURO RSCG E&E
                      THE SALES MACHINE   100%
                      HUMAN I EURO RSCG    80%

BELGIUM
  100%  PALMARES
  100%  THE RETAIL CREATIVE AGENCY (Group)
  100%  EURO RSCG PARTNERS
                           PRODUCTIVITY   100%
   44%                          EQUATOR    56%

GERMANY
  100%  HAVAS HOLDING DEUTSCHLAND
      EURO RSCG THOMSEN ROHLE KOERNER    100%
      EURO RSCG KREMER KONIG FOERSTER    100%
                       EURO RSCG LIFE    100%
    DORFER RELATIONSHIP COMMUNICATION    100%
                   EURO RSCG PARTNERS    100%
                 EURO RSCG LUBKE PREY     80%
  100%  EURO RSCG ABC
                           ABC HAMBOURG    76%

GREECE
   75%  EURO RSCG ATHENS

IRELAND
  100%  YOUNG EURO RSCG

ISRAEL
   51%  ZSZ (Group)

ITALY
   67%  EURO RSCG MCM (Group)
                          ER INTERACTIF    90%
                    D'ANTONA & PARTNERS    51%
  100%  EQUIPE
  100%  EURO RSCG ITALIA

NETHERLANDS
  100%  EURO RSCG PARTNERS
                       BIKKER EURO RSCG   100%
                      HUMAN I EURO RSCG   100%
                                   BLRS    85%

PORTUGAL
  100%  EURO RSCG PUBLICIDADE
                    EURO RSCG II DESIGN    90%
  100%  EURO RSCG SERVICOS DE MARKETING
   51%  HPP

SPAIN
  100%  EURO RSCG ESPANA
                THE SALES MACHINE SPAIN   100%
                                  E-ONE    52%
                                 RP-UNO    30%
                  DIFUSION Y AUDIENCIAS    85%
   71%  SOLERO & SOLERO & PARTNERS
   65%  ASCI DIRECT
   52%  EVENTO ORIGINAL DE COMUNICACION

SWITZERLAND
  100%  EURO RSCG SWITZERLAND
                               CATAPULT   100%
                                    CBR    66%
  100%  EURO RSCG LIFE AG

TURKEY
   55%  KLAN
   55%  BLUESTAR
                      THE SALES MACHINE    79%

UNITED KINGDOM
  100%  EURO RSCG LONDON
  100%  BISS LANCASTER
  100%  CGI BRANDSENSE
  100%  EURO RSCG HEALTHCARE
  100%  KLP LIMITED
  100%  BOUNTY (Group)
  100%  CIRCLE UK
   51%  THE MAITLAND CONSULTANCY
  100%  ER LIFE MSC
  100%  COLUMNS
   57%  PARTNERS ANDREW
   40%  SDM
  100%  EHS REALTIME LTD
                     ALL RESPONSE MEDIA    57%
                     EHS REALTIME LEEDS    76%
  100%  BRANN UK
  100%  CONRAN DESIGN GROUP
  100%  COGNISANCE
  100%  SKYBRIDGE GROUP
  100%  HR GARDENS UK

EASTERN COUNTRIES
   51%  EURO RSCG BUDAPEST (Hungary)
  100%  EURO RSCG POLAND (Poland)
   65%  EURO RSCG DIALOG (Poland)
   56%  EURO RSCG MARKETING HOUSE (Poland)
  100%  DREAM STUDIO WARSOW (Poland)
  100%  DREAM STUDIO PRAGUE (Czech Republic)
  100%  EURO RSCG A.S. (Czech Republic)
  100%  THE SALES MACHINE (Czech Republic)
   70%  EURO RSCG MORADPOUR & PARTNERS
        MOSCOW (Russia)

NORDIC COUNTRIES
  100%  EURO RSCG GROUP OF COMPANIES
        (Finland)
   70%  BNL EURO RSCG (Finland)
   60%  COURAGE EURO RSCG (Denmark)
  100%  EURO RSCG SODERBERG (Sweden)

LEBANON
   82%  EURO RSCG SHARP PENCIL SA

UNITED ARAB EMIRATES
   70%  BAIN EURO RSCG FZ-LLC
  100%  ERWW IME FZ-LLC

--------------------------------------------------------------------------------
                                  NORTH AMERICA

USA
  100%  EURO RSCG HOLDINGS CORP.
                        MVBMS EURO RSCG   100%
                         ROSE WORLDWIDE   100%
                       EURO RSCG TATHAM   100%
                 EURO RSCG DSW PARTNERS   100%
                EURO RSCG LIFE AMERICAS   100%
                 DEVON DIRECT MARKETING   100%
                   MIDDLEBERG EURO RSCG    80%
                    EURO RSCG WORLDWIDE   100%
                 BLACK ROCKET EURO RSCG    80%
                       IMPACT EURO RSCG   100%
              EURO RSCG DIRECT RESPONSE    71%
                                CHINOOK   100%
                                  TYMAX   100%
  100%  ABERNATHY MACGREGOR
  100%  BOUNTY SCA WORLDWIDE
  100%  NRS
  100%  AMERICAN STUDENT LIST
  100%  MAGNET COMMUNICATIONS
  100%  BRANN LLCT
  100%  CIRCLE.Com
   90%  MERIDIAN EURO RSCG

CANADA
  100%  SHARPE BLACKMORE
  100%  EURO RSCG LIFE
  100%  IMG

--------------------------------------------------------------------------------
                              EURO RSCG WORLDWIDE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 LATIN AMERICA

ARGENTINA
  100%  EURO RSCG
   81%  WHYNET EURO RSCG INTERACTION
   25%  ESTUDIO DE COMUNICACION
        ARGENTINA

BRAZIL
   49%  CARILLO PASTORE EURO RSCG
                  EURO RSCG INTERACTION    51%
                        DUEZT EURO RSCG    51%
   61%  EURO CAP

CHILE
  100%  EURO RSCG CHILE
                     PUBLIART EURO RSCG    68%
                THE SALES MACHINE CHILE    76%

COLOMBIA
   66%  SPOT
  100%  EURO RSCG INTERACTION
  100%  THE SALES MACHINE S A
  100%  EURO RSCG COLOMBIA

MEXICO
   83%  BETANCOURT BEKER EURO RSCG
  100%  PERSONNEL SUPPORT
  100%  THE SALES MACHINE
   55%  EURO RSCG INTERACTION
   60%  GRUPO VALE EURO RSCG
                  ESTRATEGIAS EURO RSCG   100%
                       BEST VALUE MEDIA   100%
                    ADMINISTRADORA 2000   100%
                                JV VALE   100%
                             VALE BATES   100%
PERU
   83%  EURO RSCG DUNA

PUERTO RICO
   86%  PREMIER MALDONADO & ASSOC.

URUGUAY
   96%  LA ESTACA
   96%  VICEVERSA EURO RSCG
   96%  VICEVERSA INTERNATIONAL

--------------------------------------------------------------------------------
                                  ASIA PACIFIC
AUSTRALIA
  100%  EURO RSCG AUSTRALIA PTY LTD
   40%  THE MOULT AGENCY
   80%  INTEGRATED OPTIONS

CHINA
   70%  EURO RSCG GREAT OCEAN
   70%  JINGSHI COMPUTER CO. LTD
   70%  FIELDFORCE MARKETING CO. LTD
   70%  FIELDFORCE PROSPECT CO. LTD
  100%  THE SALES MACHINE (SHANGHAI)

HONG KONG
  100%  EURO RSCG
              PARTNERSHIP HONG KONG LTD
                SYNERGIE COMMUNICATIONS   100%
                      EURO RSCG CONTACT   100%

INDIA
   61%  EURO RSCG ADVERTISING PRIVATE LTD
   76%  EURO RSCG TARGETMEDIA PRIVATE LTD

INDONESIA
   86%  EURO RSCG ADWORK

JAPAN
  100%  EURO RSCG JAPAN CO.

KOREA
   60%  EURO RSCG NEXT

MALAYSIA
  100%  EURO RSCG PARTNERSHIP MALAYSIA LTD
  100%  EPIC-OMNILINK INTEGRATED

PHILIPPINES
   70%  EURO RSCG PHILIPPINES INC.
   70%  AGATEP ASSOCIATES INC.

SINGAPORE
  100%  EURO RSCG (S) PTE LTD
                STAREAST COMMUNICATIONS   100%

TAIWAN
  100%  EURO RSCG PARTNERSHIP (TAIWAN) LTD
                STAREAST COMMUNICATIONS   100%
          JINGSHI ENTERPRISE TAIWAN LTD    70%

THAILAND
  100%  TBP
                       FLAGSHIP COMPANY    51%
                 DIRECT IMPACT THAILAND   100%
                       CONSUMER CONTACT
                 COMMUNICATION THAILAND    70%

--------------------------------------------------------------------------------
                            ARNOLD WORLDWIDE PARTNERS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    EUROPE

FRANCE
   65%  W ET COMPAGNIE (Group)
  100%  LE NOUVEL ELDORADO
   85%  BRANN COMMUNIDER
  100%  DEVARRIEUX VILLARET
                      LES FEES EXISTENT    51%
                            DEVILSTUDIO   100%
   49%          DEVARRIEUX VILLARET EHS    51%

ITALY
  100%  ATA DE MARTINI & C

SPAIN
   70%  ARNOLD WORLDWIDE SPAIN
  100%  LA BANDA DE AGUSTIN MEDINA
   47%  LA BANDA BELOW THE LINE            53%

UNITED KINGDOM
   25%  WCRS

--------------------------------------------------------------------------------
                                  NORTH AMERICA

USA
  100%  ARNOLD WORLDWIDE
  100%  MCKINNEY SILVER

CANADA
  100%  ARNOLD WORLDWIDE CANADA

--------------------------------------------------------------------------------
                                  LATIN AMERICA

BRAZIL
   40%  AGE

--------------------------------------------------------------------------------
                                  ASIA PACIFIC

AUSTRALIA
   60%  BRANDHOUSE ARNOLD WORLDWIDE

--------------------------------------------------------------------------------
                                     OTHERS
--------------------------------------------------------------------------------

FRANCE
   98%  BMA LAGON
   64%  COLORADO
  100%  PULP

IRELAND
  100%  FOTORAMA IRELAND

UNITED KINGDOM
   40%  AIS GROUP
  100%  MBO LONDON
  100%  ELLERT RETAILS
   50%  RSMB TELEVISION
  100%  FOTORAMA UK
  100%  ARNOLD INTERACTIVE
   76%  STEAM UK

USA
  100%  DAD HOLDINGS CORPORATION
  100%  FIELD RESEARCH
  100%  DATA COMMUNIQUE INTERNATIONAL
  100%  MEDIA SYNDICATION GLOBAL


--------------------------------------------------------------------------------
                              MEDIA PLANNING GROUP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     EUROPE

FRANCE
  100%  MPG
  100%  MEDIA PLANNING
  100%  ARENA
  100%  GEOPOLIS
                   100%  MEDIA CONTACTS
  100%  CCA SDPES
  100%  HAVAS SPORTS
  100%  MEDIA PUB CONSULTANTS

AUSTRIA
100%    MPG AUSTRIA

BELGIUM
  100%  MPG BELGIUM

DENMARK
100%    MEDIA PLANNING DENMARK

GERMANY
  100%  MEDIA PLANNING GERMANY GMBH
  100%  MPG SCHMITTER
  100%  MPG NETWORK

GREECE
   95%  MEDIA PLANNING GREECE

HUNGARY
  100%  MPG HUNGARY

ITALY
  100%  MEDIA PLANNING

NETHERLANDS
  100%  MEDIA PLANNING
                   100%  MEDIA CONTACTS

POLAND
  100%  MEDIA PLANNING POLAND
                   100%  MEDIA CONTACTS

PORTUGAL
  100%  MEDIA PLANNING PUBLICIDADE
                   100%  MEDIA CONTACTS
  100%  MEDIAPOLIS
   80%  ARENA PORTUGAL

SPAIN
  100%  MEDIA PLANNING GROUP SA
   80%  MEDIA ADVISORS
                    100% MEDIA CONTACTS
  100%  METRICS IN MARKETING
   80%  ARENA MEDIA COMMUNICATIONS
   80%  ARENA COMMUNICATIONS NETWORK
   88%  EHS BRANN

SWITZERLAND
  100%  MEDIA PLANNING

UNITED KINGDOM
  100%  MEDIA PLANNING
                    100% MEDIA CONTACTS

--------------------------------------------------------------------------------
                                  NORTH AMERICA
  100%  MEDIA PLANNING USA
  100%  MEDIA PLANNING MIAMI
                    100% MEDIA CONTACTS
  100%  MPG USA

--------------------------------------------------------------------------------
                                  LATIN AMERICA
ARGENTINA
  100%  MEDIA PLANNING
                    100% MEDIA CONTACTS
  100%  ARENA ARGENTINA

BRAZIL
                    100% MEDIA CONTACTS

CHILE
  100%  MEDIA PLANNING
                    100% MEDIA CONTACTS

COLOMBIA
   99%  MEDIA PLANNING
                    100% MEDIA CONTACTS

MEXICO
   70%  MEDIA PLANNING
                    100% MEDIA CONTACTS
   80%  ARENA COMMUNICATIONS SA DE CV
   80%  MEDIA ADVISORS

                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

HAVAS

2, allee de Longchamp - 92281 Suresnes Cedex - France
Tel.: +33 (0)1 58 47 90 00 - Fax: +33 (0)1 58 47 99 99
www.havas.com
Incorporated in France with limited liability and issued capital of(euro)122,478,663.60
Registered in Nanterre - RCS 335 480 265